3

04024770

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Ferrovial

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

FILE NO. 82- 4939 FISCAL YEAR 12-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/4/04

RECEIVED
... -3 A ...
... PORATE FINANCE

AR/S
12-31-03

Grupo ferrovial

2003 ANNUAL REPORT

Group description
Financial information – Annual accounts
Corporate Governance
Corporate Social Responsibility

INTERNATIONAL CONSTRUCTION GROUPS

...struction is reinvested in:

...es • International expansion in OECD countries

REAL ESTATE		SERVICES	
REVENUES	729	REVENUES	1,358
EBIT	133	EBIT	71
MARGIN	18.2%	MARGIN	5.2%
PRE-SALES	720	BACKLOG	5,177
BACKLOG	1,036	CASH FLOW	-8
CASH FLOW	2		

DEVELOPMENT OF FIRST HOMES

PROPERTY SERVICES AND REALTY BROKERAGE (NEW CONSTRUCTION AND SECOND HAND)

ACTIVITIES ARE MAINLY IN SPAIN, WITH PRESENCE IN PORTUGAL

URBAN SERVICES (STREET CLEANING, MUNICIPAL SOLID WASTE COLLECTION AND TREATMENT, AND GARDENING)

INDUSTRIAL WASTE COLLECTION AND TREATMENT

FACILITY MANAGEMENT

INFRASTRUCTURE MAINTENANCE

INTERNATIONAL PRESENCE: UK AND PORTUGAL

ACTIVELY MANAGE RISK

SELECT LAND EFFICIENTLY AND OPTIMISE DEVELOPMENT PERIODS

STRENGTHEN GEOGRAPHICAL PRESENCE

SELL VIA ALTERNATIVE CHANNELS

CONSOLIDATE AND INTEGRATE THE ACQUISITIONS MADE IN 2003

SEEK GROWTH OPPORTUNITIES, CAPITALISING ON CRITICAL MASS AND MARKET POSITION

TAKE ADVANTAGE OF SYNERGIES AMONG BUSINESSES

DEVELOPING 19,000 HOMES IN 33 CITIES

SOLD 3,013 HOMES AND DELIVERED 2,763 HOMES

BROKERED 5,100 HOMES (NEW AND SECOND HAND)

400 POINTS OF SALE

STRONG ORGANIC GROWTH

ACQUIRED AMEY, ONE OF THE UK'S LARGEST SERVICES COMPANIES (INFRASTRUCTURE MAINTENANCE AND FACILITY MANAGEMENT)

ACQUIRED CESPA, SPAIN'S LEADING URBAN SERVICES OPERATOR
ACQUIRED 50% OF ECOCAT, SPAIN'S LARGEST INDUSTRIAL WASTE TREATMENT COMPANY

ONE OF EUROPE'S LARGEST DIVERSIFIED

Cash flow from co

• Diversification into less cyclical business

CONSTRUCTION

INFRASTRUCTURE

MAIN FIGURES (Millions of euros)

Construction

REVENUES	3,601
EBIT	168
MARGIN	4.7%
BACKLOG	6,106
WORK PENDING CERTIFICATION (DAYS)	26
CASH FLOW	380

Infrastructure

REVENUES	524
EBIT	245
MARGIN	46.9%
COMMITTED INVESTMENT	1,800
MANAGED INVESTMENT	12,000
AVERAGE PORTFOLIO DURATION	60 YEARS
CASH FLOW	152

ACTIVITY

Construction

CIVIL ENGINEERING, BUILDING AND INDUSTRIAL CONSTRUCTION

SPAIN'S SECOND-LARGEST BUILDER

SELECTIVE INTERNATIONAL PRESENCE: EUROPE, CANADA AND LATIN AMERICA

Infrastructure

PRIVATELY-FINANCED TRANSPORT INFRASTRUCTURE DEVELOPMENT:

- TOLL ROADS: 16 (1,600 KM), IN SPAIN, PORTUGAL, IRELAND, CANADA AND CHILE
- AIRPORTS: 13 (42 MILLION PASSENGERS), IN AUSTRALIA, THE UK, MEXICO AND CHILE
- CAR PARKS: OVER 180,000 PARKING SPACES, MAINLY IN SPAIN

STRATEGY

Construction

LEVERAGE THE STRENGTH OF THE SPANISH MARKET

ENTER EASTERN EUROPE

TAKE ADVANTAGE OF NEW PRIVATE FINANCING FORMULAE

SELECTIVELY EXPAND OUTSIDE SPAIN

INCREASE PROFITABILITY AND EFFICIENCY

ENHANCE QUALITY, SAFETY AND ENVIRONMENT

Infrastructure

BECOME FERROVIAL'S GROWTH ENGINE

CHOOSE NEW PROJECTS THAT CREATE VALUE

BID FOR PROJECTS MAINLY IN OECD COUNTRIES

CONTROL THE CONSTRUCTION RISK

OWN CONTROLLING STAKES

HIGHLIGHTS

Construction

RECORD CONSTRUCTION BACKLOG

FIRST PFI CONTRACT IN SPAIN

VIII PUENTE DE ALCÁNTARA INTERNATIONAL AWARD

ENTERED NEW MARKETS: IRELAND, SWITZERLAND AND PUERTO RICO

Infrastructure

SIGNED N4/N6 CONCESSION, IRELAND'S FIRST TOLL ROAD

ACQUIRED BELFAST CITY AIRPORT

INCREASED STAKE IN SYDNEY AIRPORT

SIGNED REVENUE ALLOCATION MECHANISM IN CHILEAN TOLL ROADS

Millions of euros

ECONOMIC AND FINANCIAL DATA	2003	2002	2001	2000	% 03/02	CAGR% 03/00
Net revenues	6,026	5,040	4,240	3,598	20%	19%
Operating profit	615	485	389	271	27%	31%
Net profit	341	456	218	159	-25%	29%
Net profit (1)	296	258			15%	23%
Earnings per share	2.43	3.25	1.56	1.14	-25%	29%
Earnings per share (1)	2.11	1.84				
Total assets	14,552	11,267	10,981	8,821		
Shareholder's equity	1,754	1,495	1,198	1,050		
Gross capital expenditure	862	541	430	367		
Net debt/(Cash)	591	(303)	287	417		
Total gross dividends	84.2	91.9	55.9	38.6		

OPERATING DATA	2003	2002	2001	2000
Employee numbers	34,347	28,454	23,522	24,208
Construction backlog	6,106	5,922	5,599	5,283
Real Estate backlog	1,036	955	767	642
Property pre-sales	720	655	603	601
Services backlog	5,177	816	718	729

RATIOS	2003	2002	2001	2000
Operating margin	10.2%	9.6%	8.8%	7.5%
Net margin	5.7%	9.0%	5.1%	4.4%
ROE	21.0%	33.9%	19.4%	16.1%
Gearing	34%	-	24%	39%
Pay-out	25%	21%	26%	24%

PER SHARE DATA	2003	2002	2001	2000
Market capitalisation	3,897	3,387	2,762	1,908
Year-end closing price	27.78	24.15	19.69	13.60
Daily trading volume	12.0	10.2	6.3	4.6
Gross dividend per share	0.60	0.67	0.41	0.28
Change in the year	15%	23%	45%	-6%
Number of shares at year-end	140,264,743	140,264,743	140,264,743	140,264,743

(1) Excluding the effect of the sale of 40% of Cintra and related provisions

CONTENTS

2003 ANNUAL REPORT



Dear shareholder,

Ferrovial set another record in 2003: earnings amounted to 340 million euros and revenues grew nearly 20%. Excluding the extraordinary gains on the sale of 40% of Cintra, earnings increased by 15% on 2002.

The Ferrovial group also underwent a sweeping transformation in 2003.The acquisition of Amey in the United Kingdom and Cespa in Spain substantially changed the group's sources of revenues and earnings, making Ferrovial one of Europe's largest operators in infrastructure maintenance, facility management, urban services, and municipal and industrial waste management. Integrating these two companies created a Services division with over 2 billion euros in annual revenues, providing approximately 30% of the group's total revenues in 2004. Both transactions enabled the group to meet its key strategic objectives. Including assumed debt, these acquisitions cost 1.117 billion euros.

In construction, despite positive domestic performance, revenues declined by 5% due partly to lower international activity and the effect of the euro's appreciation. Nevertheless, margins continued to widen and the order book increased to a record 6.106 billion euros at 2003 year-end. Budimex also performed positively and the effort devoted to modernising it will undoubtedly be reflected in its accounts in the coming years.

As in recent years, Infrastructure was the Ferrovial group's main driver due to the increase in traffic and revenues, and the consolidation of two new toll roads in Spain. Ferrovial obtained its first contract in the Republic of Ireland (the Kilcock-Kinnegad toll road) in 2003 and landed the Belfast City Airport concession in Northern Ireland which, together with a stake in Sydney Airport and the 407 Express Toll Route in Toronto (Canada), make Ferrovial one of the world's largest infrastructure operators.

In Real Estate, revenues and earnings improved substantially, reinforcing Ferrovial's position as one of Spain's largest homebuilders, despite our conservative approach to new investments and rapid asset turnover in order to limit exposure to a future change in the market trend. Ferrovial is also one of Spain's largest operators in realty brokerage (through Don Piso) and real estate services.

Slack international markets and domestic mergers and acquisitions shaped 2003. Ferrovial continued to expand outside Spain by acquiring Amey and obtaining other infrastructure projects while remaining on the sidelines in the domestic arena. We believe that our competitive capacity, financial muscle and business structure equip us for success without having to engage in link-ups. Nevertheless, we are on the alert for any opportunity in this field that will create shareholder value.

All the achievements of the last few years have been reflected in the share price, which has appreciated by 28% since our IPO in 1999, comparing very favourably with the Ibex-35 index, which has lost 18% in the same period. This is undoubtedly due to a shrewd investment policy (we have committed over 3.4 billion euros in the last seven years) focused on construction, infrastructure development and services and, above all, to the effort, ability and motivation of the company's magnificent professional team.

The Board of Directors has also taken major initiatives to establish best practices in corporate governance and maximise transparency. It has asked the Shareholders' Meeting to approve the amendments needed to the Bylaws in order to regulate the Audit Committee, it has approved a new Board Regulation and an Internal Code of Conduct in Matters Relating to the Securities Market, and it will propose to the Shareholders' Meeting that the Shareholders' Meeting Regulation be approved. The Board also approved and disseminated a Corporate Governance Regulation, which we believe is a major exercise in transparency vis-à-vis the market. We are convinced that these actions will be acknowledged by our investors.

I would like to thank our shareholders, customers and suppliers for their trust in Ferrovial and, through this Annual Report, I am pleased to be able to inform them of our economic, environmental and social progress in 2003.

Rafael del Pino
Chairman of Ferrovial
March 2004

BOARD OF DIRECTORS

CHAIRMAN

Rafael del Pino ○
CHAIRMAN OF THE BOARD OF DIRECTORS SINCE 2000
Civil engineer
MBA (Sloan School of Management. MIT)
Member of Banesto's Board of Directors
Chief Executive Officer of Grupo Ferrovial from 1992 and Chairman since 2000

VICE-CHAIRMEN

Santiago Bergareche ○ □ △
MEMBER OF THE BOARD OF DIRECTORS SINCE 1999
Degree in Economics and Law (Deusto Commercial University)
Non-executive Chairman of Dinamia Capital Privado
Joined Ferrovial in 1995 as Chairman of Agromán. He was Chief Executive Officer of Grupo Ferrovial between February 1999 and January 2002
Currently director of Vocento

Jaime Carvajal ○ △
MEMBER OF THE BOARD OF DIRECTORS SINCE 1999
Law Degree (Madrid) and M.A. in Economics (Cambridge University, UK)
Chairman of Advent Internacional (Spain), Parques Reunidos, Ericsson España, S.A. and ABB, S.A. Director of Lafarge Asland, Aviva and Solvay Ibérica
Former Chairman of Ford España, S.A.

CHIEF EXECUTIVE OFFICER

Joaquín Ayuso ○
MEMBER OF THE BOARD OF DIRECTORS SINCE MARCH 2002
Civil engineer
Joined Ferrovial in 1982. Chief Executive Officer of the group's construction arm from 1999 to January 2002

DIRECTORS

Fernando del Pino ○
MEMBER OF THE BOARD OF DIRECTORS SINCE 1999
Economics Degree
Worked in Chase Manhattan Bank. Since 1998 has been involved in asset management and has been a member of the management team at the del Pino Group Family Office

Juan Arena △
MEMBER OF THE BOARD OF DIRECTORS SINCE 2000
PhD in Engineering (ICAI), Degree in Business Studies, Degree in Psychology, Diploma in Tax Studies and AMP (Harvard Business School)
Director of Bankinter since 1987 and CEO since 1993
Chairman of Bankinter since March 2002
Independent director at TPI

María del Pino □
MEMBER OF THE BOARD OF DIRECTORS SINCE 2000 (representing Casa Grande, S.L. since 2003, formerly representing Profesa Investments, B.V.)
Degree in Economics and Management Development Programme (Instituto de Estudios Superiores de la Empresa – IESE)
Vice-Chairwoman of Fundación Rafael del Pino
Member of the Board and Executive Committee of Fundación Codespa

Eduardo Trueba
MEMBER OF THE BOARD OF DIRECTORS SINCE 2000 (representing Portman Baela, S.L.)
Degree in Economics and Law (ICADE)
Head of the del Pino Group Family Office since 1993

Santiago Eguidazu □ △
MEMBER OF THE BOARD OF DIRECTORS SINCE 2001
Economist, Civil Service Economist and Trade Expert.
Chairman of Grupo Nmás1
Director of Vocento
He has been a Partner, Chief Executive Officer and Vice-Chairman of AB Asesores and Vice-Chairman of Morgan Stanley Dean Witter

Gabriele Burgio □
MEMBER OF THE BOARD OF DIRECTORS SINCE 2002
Degree in Law and MBA (INSEAD, Fontainebleau)
Executive President of NH Hoteles since 1999
He has been Chief Executive Officer of Cofir and worked for Bankers Trust in New York and for Manufacturers Hanover in Italy

SECRETARY TO THE BOARD AND LEGAL COUNSEL

José Mª Pérez ○
MEMBER OF THE BOARD OF DIRECTORS SINCE 1992
Degree in Law
Council of State Lawyer and member of the Senior Civil Service. Former Secretary to the Board of Directors and Legal Counsel at the Instituto Nacional de Industria
General Secretary of Grupo Ferrovial since 1990

○ Member of the Executive Committee
□ Member of the Audit and Control Committee
△ Member of the Nomination and Remuneration Committee



MANAGEMENT COMMITTEE

CHIEF EXECUTIVE OFFICER

Joaquín Ayuso

Civil engineer. Born in 1955
Joined Ferrovial in 1982 and was General Manager of the Construction arm between 1992 and January 2002

GENERAL SECRETARY

José Mª Pérez

Lawyer. Council of State Lawyer and member of the Senior Civil Service.
Born in 1952
Joined Grupo Ferrovial in 1990 as General Secretary and was appointed to the Board of the Group parent company in 1992

CHIEF FINANCIAL OFFICER

Nicolás Villén

Industrial engineer. MBA (Columbia University). MSc (University of Florida).
Born in 1949
Joined Ferrovial in 1993

GENERAL MANAGER OF HUMAN RESOURCES

Jaime Aguirre de Cárcer

Degree in Law and Business Administration (ICADE-ICAI).
Born in 1951
Joined Ferrovial in 2000

HEAD OF EXTERNAL RELATIONS AND COMMUNICATIONS

Amalia Blanco

Degree in Law and Economics & Business (ICADE).
Born in 1961
Joined Ferrovial in 2000

GENERAL MANAGER - CONSTRUCTION

Pedro Buenaventura

Civil engineer. Born in 1957
Joined Ferrovial in 1985 as Manager - Cataluña and Area Manager. Country Manager - Poland between 2000 and March 2001

GENERAL MANAGER - INFRASTRUCTURE

Juan Béjar

Degree in Law and Business (ICADE). Born in 1957
Joined Ferrovial in 1991; has been Diversification Manager and General Manager - Development. General Manager of the Infrastructure division since 1998

GENERAL MANAGER - PROPERTY DEVELOPMENT

Alvaro Echániz

Degree in Business. Born in 1960
Joined Ferrovial when it acquired Agromán, where he had been Chief Financial Officer. Chief Financial Officer at Cintra between 1999 and September 2002

GENERAL MANAGER - SERVICES

Iñigo Meirás

Degree in Law and MBA (Instituto de Empresa). Born in 1963
Joined Ferrovial in 1992. General Manager of Autopista del Sol and Manager of Toll Roads at Cintra until November 2000





GROUP DESCRIPTION



Cascais Villa shopping mall, Po

FERROVIAL AND ITS STRATEGY

Ferrovial was founded as a construction company in 1952. Fifty years later, while maintaining construction as its core activity, Ferrovial is now a diversified group, with businesses that are related to its core activity, such as infrastructure, services and real estate.

In recent years, Ferrovial's strategy has been to grow, diversify and expand geographically, underpinned by a sizeable capital expenditure programme, mainly in infrastructure and services (less cyclical than the company's core activities). In the 1997-2003 period, investments amounted to 3.4 billion euros, 80% in infrastructure and services.

This strategy has enabled Ferrovial to transform itself from a company heavily dependent on cyclical businesses (construction and property development accounted for 83% its 1996 operating profit) to a company with 52% of recurring operating profit coming from infrastructure and services in 2003.

This development came in tandem with rapid growth: operating profit amounted to 615 million euros in 2003, which is 15 times the 1996 figure of 42 million euros.

OPERATING PROFIT BREAKDOWN


1996
Real Estate
21%
Construction
61%
Infrastructure
20%
Services
2%
2003
Infrastructure
40%
Real Estate
21%
Construction
27%
Services
12%

Ferrovial has also made significant strides in investments outside Spain. Only 5% of Ferrovial's revenues came from abroad in 1997, compared to the current 33% (mainly Canada, the UK, Australia, Portugal, Poland and Chile).



For many years, most of the investment opportunities were in transport infrastructure, mainly toll roads and airports. The services business was relatively smaller and, although it has grown considerably since 1996, the real quantitative leap came about when Ferrovial acquired medium-sized companies in Spain, expanding this division's strategic lines (urban services, facility management and infrastructure maintenance). Nevertheless, it was in 2003 that Ferrovial made the acquisitions which have placed it as one of the leading players in the sector.

In April 2003, Ferrovial launched a takeover bid for Amey, one of the UK's largest transport infrastructure maintenance and facility management companies, and it took control of Amey one month later. In November 2003, Ferrovial acquired Cespa and its subsidiary Ecocat, Spain's leading companies in urban services and municipal and industrial waste treatment.

The integration of both companies will boost Services division revenues to over 2 billion euros.

Construction continues to be Ferrovial's mainstay due mainly to the investment arising under Spain's Infrastructure Plan and the cash flow which this area generates. In view of a possible slowdown in government expenditure in this area in Spain, which is expected when the Infrastructure Plan comes to an end, Ferrovial is increasing its exposure to private sector projects as a means of maintaining growth in infrastructure, and it has moved strongly into foreign markets, primarily Eastern Europe, where it acquired Budimex, Poland's largest construction company, in 2000.



CONSTRUCTION REVENUES
CAGR 13%
1,533
1,864
2,149
2,212
2,969
3,432
3,789
3,601
'96
'97
'98
'99
'00
'01
'02
'03



CONSTRUCTION OPERATING PROFIT
MARGIN (%)
34
40
67
79
96
123
155
168
2.2%
2.1%
3.1%
3.6%
3.2%
3.6%
4.1%
4.7%
'96
'97
'98
'99
'00
'01
'02
'03

Ferrovial has accumulated 35 years' experience in the infrastructure market since it obtained the Bilbao-Behobia toll road concession through a consortium in 1968. Ferrovial is now one of the world's largest private-sector transport infrastructure development groups, with a committed investment of 1.8 billion euros in 16 toll roads (in Spain, Portugal, Ireland, Chile and Canada), 13 airports (in Australia, the UK, Mexico and Chile), and over 180,000 parking spaces (mainly in Spain).

The infrastructure business is one of Ferrovial's key growth engines and is backed by an expanding market that continues to demand companies with experience and investment capacity as well as the ability to respond to numerous privately-financed infrastructure development projects worldwide. Ferrovial's objective in this market is to create value through growth and dimension while capitalising on the opportunities afforded by expanding markets, especially OECD countries.



INFRASTRUCTURE REVENUES
CAGR 53%
27
18
77
179
257
346
450
524
'96
'97
'98
'99
'00
'01
'02
'03



INFRASTRUCTURE OPERATING PROFIT
% MARGIN
11
12
21
63
104
161
211
245
40.7%
66.7%
27.3%
35.2%
40.5%
46.6%
46.8%
46.9%
'96
'97
'98
'99
'00
'01
'02
'03

Property development, which was boosted by a new strategy in the early 1990s, is also a key business at Ferrovial, which tries to minimise the risks inherent to this market through very active risk management, an industrial approach to the business and rapid land rotation. Ferrovial's strategy in this market is based on product type (first homes–considered to be less cyclical), new sales channels and development of property services.



REAL ESTATE REVENUES
CAGR 39%
74
91
168
245
305
375
620
729
'96
'97
'98
'99
'00
'01
'02
'03



REAL ESTATE OPERATING PROFIT
% MARGIN
12
15
24
43
75
88
104
133
16.2%
16.5%
14.3%
17.6%
24.6%
23.5%
16.8%
18.2%
'96
'97
'98
'99
'00
'01
'02
'03





Ferrovial's Services division, which was created well into the 1990s, is based on urban services (street cleaning, municipal solid waste collection), facility management and transport infrastructure upkeep. Ferrovial plans to expand its Services division through organic growth, entering new markets related to its core businesses and analysing investment possibilities that afford the opportunity of rapid growth.

This strategic approach led to two major complementary acquisitions in 2003: Amey (facility management and infrastructure maintenance in the UK) and Cespa (urban services in Spain). In 2004, the key factor will be integrating and consolidating these acquisitions, a process which commenced in the last months of 2003.


SERVICES REVENUES
CAGR 76%
26 '96
52 '97
70 '98
91 '99
194 '00
215 '01
340 '02
1,358 '03


SERVICES OPERATING PROFIT
% MARGIN
-5.2% -1 '96
5.3% 3 '97
5.0% 3 '98
4.1% 4 '99
3.6% 7 '00
5.6% 12 '01
5.2% 18 '02
5.2% 71 '03

At year-end, and after substantial investment in Services and lower investments in Infrastructure, Ferrovial had 590 million euros in debt with recourse, i.e. 34% gearing. Ferrovial's cash flow, mainly from its construction business, enables it to invest 300-400 million euros per year without increasing gearing.

For the second consecutive year, Ferrovial was the only Spanish construction group to be selected for the Dow Jones Sustainability Indexes, one of the world's leading sustainability benchmarks. Ferrovial obtained the highest weightings among the world's construction companies in the economic, social and environmental dimensions.

In 2003, Ferrovial became a member of Foro de Reputación Corporativa (FRC)—a forum, to analyse and disseminate trends in Corporate Reputation and Corporate Social Responsibility—whose purpose is to increase companies' value, underpinned by intangible assets as value generators. Its action lines are to share research and disseminate knowledge, analyse various management methodologies, assess intangible assets and study the influence and interrelations among the main intangible variables of Corporate Reputation: ethics, social responsibility, identity, brand and corporate governance.

Ferrovial's strategy is based on a commitment to create long-term value, so that its business project is recognised worldwide—an objective that is founded on the fundamental principles of profitability, innovation, transparency, reduced environmental impact, and social development in all its activities.



Parque Joan Miró Reservoir, Barc

CONSTRUCTION

Steady growth in revenues and profitability position Ferrovial as one of Europe's largest construction companies, with an established presence in all segments: civil engineering, building and industrial construction.

COMPETITIVE SITUATION

Construction was one of the Spanish economy's main growth engines for the sixth consecutive year (17% of total GDP): the construction market grew 3.7%, 1.4 percentage points faster than Spain's economy as a whole.

The medium-term outlook for the sector is stable, with the 2003-2007 Kingdom of Spain Stability Plan envisaging 3% growth in construction in real terms in the period 2004-2007.

The stable future outlook is based on:

- The 2000-2007 Infrastructure Plan, which envisages over 114 billion euros in investment. Aimed largely at developing Spain's infrastructure, it is having an anti-cyclical and stabilising influence on the sector;
- The high degree of compliance with the Infrastructure Plan through 2003 (exceeding expectations);
- Execution of 105% of the EU-funded investment programme by the Development Ministry and dependent bodies in 2000-2003;

2000-2007 INFRASTRUCTURE PLAN


SOURCE OF FUNDS
Public investment 53%
European Funds 29%
Private investment 18%
BUDGET ALLOCATION
Telecommunications 5%
Energy 7%
Transport 54%
Water and Environment 17%
Health and Education 17%
INVESTMENT BY SEGMENT
Roads 42%
Airports 12%
Ports 6%
Other 4%
Railways 36%

COMPLIANCE WITH TRANSPORT INFRASTRUCTURE PLAN TARGETS


2000-2004 Transport Infrastructure Plan Projections
Real investment
6.780
6.069
9.687
8.124
10.173
10.686
10.628
13.879
11.337
15.915
'00
'01
'02
'03
'04 (e)

Source: Development Ministry

In 2003, the Development Ministry awarded projects worth 11 billion euros, 52% more than in 2002. The largest single item was for railway infrastructure (41.5% of the total—mainly high-speed railway projects); roads represented 40.5%, airport infrastructure 10% and port infrastructure 6.1%.

The National Water Plan sparked an increase in investments by the Environment Ministry, which awarded projects worth almost 2 billion euros (+66%). The Environment Ministry expects work on the National Water Plan to reach cruising speed in 2004, with over 2 billion euros in investment.

Growth projections in residential construction are more moderate due to the likely slowdown. However, the number of construction projects, housing starts and completed dwellings rose again in 2003, by 10%-15%.

The 2004 General State Budget envisages 15.915 billion euros in investment by the Development Ministry and dependent bodies, an increase of 14.1% on 2003, while the Environment Ministry envisages over 2.2 billion euros in investment in 2004, 7% more than in 2003.

In 2003, private investment played an increasingly-prominent role in financing facility management and public services projects. The first contract under this new financial formula in Spain was the Barcelona/L'Hospitalet de Llobregat courthouse complex.

Within a framework of stability and economic growth, and given the budget deficit of regional and local administrations and the requirement to balance budgets, private funding is becoming a complementary alternative in infrastructure development.



A total of 82,000 companies operated in the Spanish construction market in 2003, employing two million people (11% of the working population).

Outside Spain, Ferrovial has focused investments on Poland through Budimex (which it acquired for 142 million euros in 2000).

Following accession to the European Union, Poland will receive structural funds in order to modernise its infrastructure. These funds will be quadruple the amount of pre-accession funds received to date and the impact on the construction sector will become increasingly evident throughout 2004.

Investments in road projects are expected to amount to 3.4 billion euros in 2004-2006; in accordance with the Polish government's strategic planning, this figure could increase to 16 billion euros through 2013.

In Poland, investment in environmental projects (water treatment plant engineering, water infrastructure and municipal solid waste treatment) will exceed 32 billion euros through 2010.

The Polish government has established the target of building 140,000 homes per year, i.e. a 75% increase with regard to the number of home starts in 2002 and 2003, which marked the low point of the last decade. The outlook is that the trend will change for the better in 2003-2004 in both the residential and the private non-residential building segments.

This action plan will help to modernise and expand Poland's deficient and obsolete infrastructure, and it will boost the Polish market, which has been in severe recession for the last three years. A recovery is expected in 2004, with about 8% growth projected as from 2005, mainly in civil engineering.

POLISH CONSTRUCTION MARKET


11%
5%
5%
4%
4%
1%
1%
3%
5%
4%
8%
5%
1%
-4%
-8%
-8%
GDP
Construction
'98
'99
'00
'01
'02
'03e
'04e
'05e
Euroconstruct
Polish Market
-5% -4%
3% 4%
11%
8%
'03e
'04e
'05e

EU FUNDS FOR TRANSPORT AND ENVIRONMENTAL INFRASTRUCTURE


Cohesion Fund
Other Structural Funds (Transport/Environment)
Average per year: 2.200 ⟷ 3.300
Poland GDP = 0,3x Spain
Poland 04-06
Spain 00-06

Source: Copenhagen European Council (Dec 02) and Berlin Summit (March 99)

In February 2004, the European Commission proposed a funding framework (ERDF and the Cohesion Fund) for the period 2007-2013 aimed at developing infrastructure and other projects in the EU and its new member countries.

The proposal, to be negotiated over the next few months, envisages a shift in investment: Spain could lose up to 11 billion euros, although the new member countries will receive more than initially projected. In line with the proposal, 2004-2006 funds for Poland currently stand at 3.790 billion euros per year, and this will rise to 9.064 billion euros per year in the period 2007-2013.

FUTURE STRUCTURAL FUNDS

IMPACT ON SPAIN AND POLAND



2000 - 2006
2007 - 2013
97,920
63,453
67,574
56,205
34,467
11,369
Spain
Poland
Spain & Poland

Source: ABC (Funds to Spain and Poland, 2007-2013) and the European Commission (Funds to Spain and Poland, 2000-2006)

STRATEGIC POSITIONING

Ferrovial continues to focus on the construction market due to its considerable capacity to generate cash flow with which to fund the Group's diversification and international expansion.

Ferrovial's main objectives in construction are as follows:

- perform construction work under new financing formulae (PFI, etc.) in infrastructure concessions and the Group's other businesses;
- selectively expand business outside Spain;
- focus on concessions, R&D, and internationalisation of the water engineering business;
- create value and competitive advantages by improving technology;
- use new technology to improve productivity and competitiveness;
- improve the Occupational Safety System and environmental commitments.

Outside Spain, Ferrovial's construction activity is focused on opportunities in Eastern Europe through its incursion into Poland. The Group also has a stable structure in other countries, principally Portugal, Italy, Ireland, Canada and Chile, and its strategy is based on four areas:

- new contracts in stable countries or specific projects in other markets with payment guaranteed through multilateral financing;
- selective growth in OECD countries, following the Group's Infrastructure business as a route for market entry;
- take advantage of investments by Spanish groups in other countries;
- acquisition of well positioned companies in markets with considerable growth potential (exemplified by the acquisition of a controlling stake in Budimex, Poland's largest construction company).

Budimex's immediate objectives are:

- to maintain its position as Poland's largest construction company;
- to consolidate a stable presence in neighbouring countries (Germany, Hungary, Belarus, Ukraine and Latvia);
- to increase its participation in railway infrastructure and environmental projects.

SIGNIFICANT EVENTS

As a result of the pace of production and new contracts in Spain and elsewhere, Ferrovial continues to streng then its position as one of the largest construction groups.

At 2003 year-end, Ferrovial's construction backlog had increased by 3% year-on-year to 6.106 billion euros, which represents 20 months of activity; 79% of the backlog was located in Spain, and the remaining 21% was outside Spain (1.280 billion euros). Europe (Poland, Portugal, Ireland, Italy and Switzerland) accounted for the bulk of the international construction backlog (80%), followed by Chile (15%).

BACKLOG BY MARKET

Total: 6.106 billion euros


Other countries
21%
Spain
79%

BACKLOG OUTSIDE SPAIN

Total: 1.280 billion euros


Switzerland 3%
Other
5%
Poland
40%
Chile
15%
Italy
1%
Portugal
23%
Ireland 13%

BACKLOG BY ACTIVITY


Industrial
13%
Civil engineering
51%
Non-residential
18%
Residential
18%

DOMESTIC BACKLOG BY CUSTOMER


Group
companies
7%
Private sector
30%
Central
Administration
46%
Local
government 5%
Regional
governments
12%

The principal concessions awarded in 2003 were: the construction of the N4/N6 toll road in Ireland (185.7 million euros); the Molledo-Pesquera highway in Cantabria (118 million euros); the new terminal at Barcelona airport (104 million euros); the Pajares tunnel in Asturias (103 million euros); a sea water desalination plant in Cartagena (82 million euros); the Nuevos Ministerios-Chamartín train connection in Madrid (69 million euros); the metro line (and corresponding stations) to Barcelona airport (66 million euros); the Barcelona courthouse complex (58 million euros); the new WIPO building in Switzerland (42 million euros); the AZ-I pier at Ziérbana port in the Basque Country (37 million euros); the La Pólvora road in Chile (36 million euros), and the Legnicka shopping mall in Poznan, Poland (23 million euros).

Ferrovial is a member of the consortium that was awarded Spain's first PFI contract in 2003, to construct, maintain and operate the Barcelona/Hospitalet courthouse complex for 35 years. Early in 2004, the Group landed another PFI contract for the Córdoba Conference Centre, a 28-year concession with an estimated investment of close to 90 million euros.

The following major concessions were also awarded in 2003: double-tracking the Genoa-Ventimiglia railway line in Italy (320 million euros); and construction of the Hilton International hotel in Poland (20.5 million euros).

The largest construction projects are: the R-4 toll road between Madrid and Ocaña (270 million euros); Metrosur in Getafe, Madrid (68 million euros); the new terminal at Madrid-Barajas airport (58 million euros); Guadarrama high-speed train tunnels 3 and 4 (42 million euros); the A4 toll road in Katowice, Poland (35 million euros); Lieres-Villaviciosa highway in Asturias (34 million euros); the Plasencia-Cañaveral section of the La Plata highway (33 million euros); and pavilions at the Valencia Trade Fair (32 million euros).

Two of Ferrovial's construction projects in 2003—the Piedrafita bridges on the A-6 highway in north-western Spain, and the Moncion dam project on the Mao river in the Dominican Republic—were awarded the 8th Puente de Alcántara Award; this is the fourth consecutive year that a Ferrovial project has been awarded this major prize.


koniec trasy
Kabaty
2006


As part of the strategy to internationalise in the OECD countries, during 2003 Ferrovial reinforced its position in Europe (Portugal, Poland and Italy), and maintained its presence in Latin America and Canada.

Budimex strengthened its position as Poland's largest construction group in 2003, three years after Ferrovial became a strategic partner.

Following a period of modifying the corporate and functional structure, optimising costs, implementing new technologies in management systems, taking advantage of synergy with the Group, and implementing Ferrovial's culture, Budimex is now ready to tackle a new phase in the Polish economy, underpinned by sizeable investments in infrastructure that will change the face of Poland.

Budimex reached an agreement with another group subsidiary, Cadagua, to bid jointly for water treatment projects in Poland, Romania, Hungary, the Czech Republic, Lithuania, Slovakia, Bulgaria and Slovenia. Cadagua is one of Spain's largest water treatment plant engineers and has considerable experience outside Spain (e.g.Tunisia, Israel, Cyprus and Saudi Arabia).

Part of Ferrovial's medium-term strategy in Poland is to study the possibility of engaging in other activities (infrastructure and services concessions) to which it can contribute its experience, know-how and investment capacity.

In 2003, a joint venture between Ferrovial and Budimex commenced construction of the new Warsaw airport terminal (198 million dollars), which will double capacity to 11 million passengers, and it was awarded contracts totalling 65 million euros in neighbouring countries (Germany, Russia and Latvia). As part of the divestment of non-strategic assets, Budimex's headquarters building was sold for 21.2 million euros.

Ferrovial is co-founder of Obralia, the largest construction portal in terms of the number of transactions and of companies registered (over 50,000 companies).



Sydney Airport, Aus

INFRASTRUCTURE

The Infrastructure business is one of Ferrovial's main growth engines, backed by a steadily growing market that needs companies with experience, know-how and investment capacity to tackle the rising number of private-sector development projects worldwide (construction, financing and operation).

Ferrovial is one of the world's largest private-sector developers of transport infrastructure, with committed investments of over 1.8 billion euros in toll roads, airport management, and development and operation of car parks.

INVESTMENT BY ACTIVITY


Parking spaces
10%
Airports
18%
Toll roads
72%

INVESTMENT BY REGION


Australia
12%
Latin America
20%
Spain
30%
Canada
28%
Europe
10%

TOLL ROADS

With over 35 years' experience in this field, Ferrovial currently manages 16 toll road projects (over 1,600 kilometres) in Spain, Portugal, Ireland, Chile and Canada. The average concession period is 60 years and the average stake held is over 50%.

Ferrovial invests in the toll road market mainly through its subsidiary Cintra (60%-owned, following the sale of 40% to Australian group Macquarie).

COMPETITIVE SITUATION

There were many mergers and acquisitions in the sector in Europe in 2003: financial and corporate restructuring of Autostrade; effective merger of the governing and management structures of Aurea and Acesa into Abertis, and integration of Iberpistas in January 2004; and stabilisation of ASF's ownership structure following the privatisation of a 49% stake by the French government.

In addition to the wave of M&A activity, the market has focused on growth through privatisations and new projects, where companies with links to construction groups, and not just specialist companies, were particularly successful. This highlights that, apart from increased size, concentration did not provide any competitive advantages.

Trends in new projects were as follows:

- few new projects in emerging countries, as the consequences of the Argentinean crisis continue to worry investors;
- the Spanish market was the most active due to sound public finances which, in contrast to other European countries, enabled the pace of investment in civil engineering and concessions to be maintained through participation loans. In 2003, six toll road concessions and a railway concession were awarded, in addition to the privatisation of the Spanish national toll road company (ENA);
- development of infrastructure in new countries, although with longer-than-expected delays: projects in Greece were postponed until 2004 since they focus mainly on infrastructure for the Olympic Games; and tenders and new concessions in Ireland's toll road programme slowed;
- the Spanish national toll road company (ENA) was privatised but privatisation of French state-owned roads was halted.

STRATEGIC POSITIONING

Performance by the market, the sector, and the toll roads managed by Ferrovial confirm the wisdom of the company's strategic positioning in the privately-financed toll road development business in recent years:

- financial capacity, enabling Ferrovial to sustain a strong pace of bids and new projects, and face the next few years with significant growth potential;
- focusing investment on projects with future value creation potential: favouring new projects (where full-term management concessions will reduce risks, thus increasing returns);
- concentrating commercial presence and bidding on OECD countries in order to minimise political, legal and financing risks (finance is arranged long term in the local currency);
- controlling construction risk by involving the Group's construction company;
- acquiring controlling stakes in projects, enabling Ferrovial to maximise the project's future value, as a result both of gradually improving profitability through the reduction of risks over time, and of applying Ferrovial's management skills to optimise revenues and reduce costs.


NEW
407
ETR
Express Toll Route
EAST
QEW

SIGNIFICANT EVENTS

Among the most significant events in 2003 were: the application of the first unrestricted toll increase established in the contract for the 407 Express Toll Route in Toronto (Canada), which led to a 12.4% rise in revenues (in local currency); negotiations with the Chilean government to develop a mechanism which significantly reduced traffic risk on roads managed by Ferrovial in Chile where that risk was highest; the signature of the contract for the N4/N6, Ireland's first toll road; and, in January 2004, a consortium led by Ferrovial was awarded the concession for the Ocaña-La Roda toll road, a direct continuation of the R-4 radial road, also managed by Ferrovial, which completes a 212 km corridor between Madrid and La Roda, making it an alternative to the current A-3 highway between Central and Eastern Spain.

In Spain, considerable progress had been made at 2003 year-end on the only project under construction—the R-4 radial road between Madrid and Ocaña, expected to open in 2004. Furthermore, financing for this toll road was completed in 2003.

Europistas was awarded the Vizcaya section of the A8 toll road once the orignal concession expired in June 2003. This toll road—along with the A1 (Burgos-Arminón), Autema and the Artxanda tunnels—is transitioning to the new pan-European ViaT electronic toll system. The entire sector has made a commitment to migrate to this system; accordingly, in the near future, users will be able to travel throughout Spain's toll road system using a single transponder tag.

Traffic rose 21.5% on the Estepona-Guadiaro (Ausol II) toll road, which completed its first full year of operation in 2003 following its inauguration on 12 August 2002. On the Málaga-Estepona (Ausol I) toll road, which opened in 1999, traffic rose 19%, boosted by the opening of Ausol II.

In Canada, the most significant event was the application of the first unrestricted toll increase on the 407 Express Toll Route, subject to attaining a minimum traffic threshold. Up to 2002, the annual toll increase was restricted to ΔCPI + 2%; in 2003, tolls increased by between 12% (peak) and 5.2% (off-peak). Despite the toll increase and other external factors, such as low economic activity in North America, a particularly cold winter, the impact of SARS and the blackout along the Eastern seaboard in August, traffic grew 1.5% in 2003, exceeding the minimum traffic threshold for the toll increase. A new daily traffic record was set: more than 384,000 vehicles.

In January 2004, Ferrovial began proceedings to resolve its dispute with the Government of the Province of Ontario regarding the toll increase. 407 ETR considers that the concession regime does not establish that authorisation from the Province of Ontario is required in order to modify the tolls (which it has been doing since 1999); however, the Ontario government considered that toll modification without authorisation constitutes a breach of the concession contract. On 10 February 2004, the Ontario Superior Court ruled to suspend the notice of default by the Ontario government until the dispute between the government and the concession company regarding the rules governing toll modifications is resolved by the arbitration proceedings envisaged in the contract, the aim being to safeguard the rights of the parties until the matter is resolved. On the basis of the opinions it has obtained, Ferrovial is confident that the dispute will be resolved in its favour.

In Chile, negotiations with the government to establish a revenues distribution mechanism for three of the four toll roads managed by Ferrovial in the country were completed, significantly reducing the traffic risk. The mechanism guarantees the concessionaire a net present value of future revenues by extending the concession's term if revenues growth is lower than expected or, conversely, shortening the term if revenues outperform expectations. This reduces traffic and refinancing risks and increases shareholder value. To obtain this mechanism, the concessionaire has to pay a premium in the form of additional work, transferring part of the value generated by the mechanism to the government.

In Ireland, the N4/N6 Kinnegad Kilcock Motorway concession contract was signed in March and a 226 million euros syndicated project finance deal was completed, the first of its kind in Ireland's toll road programme. The deal was named 'Infrastructure Deal of the Year for Europe, Middle East & Africa' by UK publication *Project Finance International*, and 'Transport Deal of the Year for Europe' by *Project Finance* magazine.

In Portugal, work on the Scut Algarve project was completed and the road is now fully operational. From 1 January 2004, the road operator began to collect tolls from the State according to traffic levels. Work also continued on construction of new sections and improvement of existing sections of the Scut Norte Litoral, another toll road managed by Ferrovial in Portugal.

Ferrovial has been selected as a finalist, alongside three other international candidates, for 'Global Sponsor of the Year', awarded by *Project Finance International* magazine.

The agreement under which Ferrovial sold 40% of Cintra to Macquarie Infrastructure Group established a period for both companies to analyse their cooperation strategies in the development of their respective businesses; that period ends in June 2004. Possibilities include maintaining their current relationship, forming a strategic alliance, floating Cintra, or other forms of collaboration.

Ferrovial has consolidated its position in the sector, and it has considerable potential to grow in 2004 since the bidding for new toll road projects has been intense: in addition to bidding for the four toll roads in Greece, it has pre-qualified in Portugal (Scut Azores), Ireland, Spain and the EU (Trans-Texas Corridor).

TOLL ROADS MANAGED BY FERROVIAL

	KM	MANAGED INVESTMENT	% CINTRA	COMMITTED INVESTMENT	STATUS	CONCESSION PERIOD
SPAIN						
Europistas (A1 Burgos-Armiñón)	84	339.4	32.5	31.7	Operational	1974-2017
Autema (Terrassa-St. Cugat)	48	216.4	77.7	56.8	Operational	1987-2036
Ausol I (Málaga-Estepona)	82	468.9	78.3	162.8	Operational	1996-2046
Ausol II (Estepona-Guadiaro)	23	197.1	78.3		Operational	1999-2054
Túnel de Artxanda (Bilbao)	3	95.3	36.5	9.4	Operational	1998-2048
M-45 (O'Donnell-N IV Madrid)	14	194.4	50.0	18.9	Operational	1998-2029
R 4 (Madrid-Ocaña)	96	718.5	53.1	71.0	Construction	2000-2065
CANADA						
407 ETR (Toronto)	108	2,455.1	67.1	514.6	Operational	1999-2098
PORTUGAL						
Scut Algarve	127	272.2	71.1	35.3	Operational	2000-2030
Scut Norte Litoral	113	382.0	71.1	46.8	Construction	2001-2031
IRELAND						
N4/N6 Kinnegad Kilcock	35	328.8	93.0	39.5	Construction	2002-2032
CHILE						
Ruta 5 Talca-Chillán	193	211.1	43.4	13.0	Operational	1996-2015
Ruta 5 Temuco-Río Bueno	172	205.3	75.0	40.9	Operational	1998-2023
Ruta 5 Collipulli-Temuco	144	177.1	100.0	77.8	Operational	1999-2024
Ruta 5 Santiago-Talca	237	688.2	100.0	198.5	Operational	1999-2024
TOTAL	1,479	6,949.8		1,317.0		

Amounts in millions of euros
Note: In January 2004, Ferrovial was awarded the 177 km Ocaña-La Roda toll road (total investment: 536 million euros)

AIRPORTS

Ferrovial first entered the airport management business in 1999, following the acquisition in consortium of a 24.5% stake in Aeropuertos del Sureste (Mexico). Since then, Ferrovial's transactions in this market include: the acquisition of Bristol airport; the concession for Sydney airport (Ferrovial owns over 20%), which establishes Ferrovial as one of the main airport management companies, and Belfast City Airport in 2003, which strengthened Ferrovial's position in the UK airport market. Through its wholly-owned subsidiary Ferrovial Aeropuertos, Ferrovial currently manages 13 airports, handling over 42 million passengers per year.

AIRPORTS MANAGED BY FERROVIAL

	MANAGED INVESTMENT	% FERROVIAL	FERROVIAL INVESTMENT	STATUS	CONCESSION PERIOD
UK					
Bristol International Airport	325	50.0	45.7	Operational	Indefinite
Belfast City Airport	49	100.0	33.3	Operational	2003-2114
AUSTRALIA					
Sydney Airport	3,850	20.7	214.0	Operational	2002-2097
MEXICO					
Aeropuertos del Sureste (9 airports)	120	24.5	30.9	Operational	1999-2049
CHILE					
Antofagasta Airport	10	100.0	1.5	Operational	2000-2010
TOTAL	**4,355**		**325.3**		

Amounts in millions of euros

In February 2004, Ferrovial increased its stake in Sydney Airport by 0.22%, to 20.90% (for 5 million Australian dollars)

COMPETITIVE SITUATION

The finance needed for heavy investment in airport infrastructure, the search for improved management and the lack of specialised capital have accelerated privatisation in the airport sector in recent years. The British Airport Authority was the first to be privatised in the late 1980s and, since then, many other European governments have opted to transfer the management of these assets to private initiative: 88% of airport privatisations occurred between 1996 and 1998. This trend has been repeated in Latin America, Asia, New Zealand and Australia. In the US, the 9/11 events halted a pilot privatisation programme begun a few years previously.

In the majority of airport privatisations, the successful bidders were specialised airport operators, although other groups have gradually moved into the field, particularly construction companies with experience and a solid presence in privately-financed transport infrastructure development.

This market appeals to private-sector investment for a number of reasons:

- foreseeable growth in air traffic: an estimated 5.1% per year for the next 20 years;
- diversification of revenues through development of non-aviation revenues;
- less competition;
- value creation on project maturity: improved non-aviation revenues and optimisation of financial and operating costs and investments.

In 2003, the combination of the war in Iraq, the implementation of stricter security measures and the outbreak of SARS proved an unprecedented test for the air transport industry. After the fall in air traffic registered in the first half of 2003, due mainly to SARS, the industry implemented various strategies, showing great resilience and an ability to adapt in order to restore stability and recover.

The new situation has led to changes in the industry and much more dynamic relations between airports and airlines, such as rapid expansion of low-cost airlines and greater airport security. In general, airports have cut costs and diversified revenue sources. The latest economic study by Airports Council International (ACI) notes that 50% of an airport's total revenues currently come from non-aviation sources and management is more commercially-geared than ever.





Arrivals
Taxis, Buses
Trains
P

Global air traffic in 2003 was similar to 2002, with a slight decline (3%-4%) in international passenger numbers.

A regional analysis shows that the SARS epidemic had a significant impact on air traffic in Asia and the Pacific, the world's growth engine in recent years. US airlines also registered lower traffic than in 2002. Nevertheless, there are signs of an imminent recovery in 2004, as evidenced by growth achieved by airlines in the Middle East. In Europe, Africa and the Latin America-Caribbean segment, air traffic rose slightly on 2002.

STRATEGIC POSITIONING

In 2003, Ferrovial consolidated its airport management strategy, focused mainly on seeking opportunities with the potential to add considerable value to its portfolio, either as a result of solid growth projections or through their position in low-risk markets

Ferrovial's objective is to become one of the world's leading airport management companies. Accordingly, it participates in all strategic decisions that affect business viability and profitability and compliance with concession contract commitments: definition and approval of business plans, budgets, investment plans, airport development programmes and negotiations with major customers.

As a result of recent acquisitions, Ferrovial has obtained a significant presence in the airport privatisation market, in terms of both the volume of capital invested (325 million euros) and the solidity of its investments. Its portfolio has good examples of profitability and diversification: one of the world's largest hubs (Sydney); regional airports in the EU (Bristol and Belfast City); and tourist airports (Mexico).

SIGNIFICANT EVENTS

Ferrovial strengthened its position in airport management in 2003 with the acquisition of Belfast City Airport (BCA) in Northern Ireland, which it will manage until 2114. Located two miles outside Belfast city centre, the airport focuses mainly on business trips (favoured by proximity to the capital) and domestic flights. Regular airlines British Airways, British Midland and British European operate out of the airport.

The airport offers air traffic control services, handling, security, customer services, and fire and emergency services. BCA also operates several concessions (gift shops, restaurants and cafés), in addition to two car parks with over 2,100 spaces. Between 1998 and 2002, Belfast City Airport made significant investments in expansion (39.4 million euros), including a new 11,000 m^2 terminal with capacity for three million passengers. The airport has a single 1,829-metre runway.

In the first seven months of operation under Ferrovial, BCA handled 1.2 million passengers, 3.5% more than in the same period in the previous year. Aviation and commercial revenues rose around 19% and further growth is expected following work started in December to refurbish the commercial area.

The prospects for Sydney airport were maintained despite the SARS outbreak and other international events, such as the war in Iraq and terrorist acts, which particularly affected international traffic, causing it to fall 15.7% in April 2003 compared to April 2002.

August marked the beginning of a recovery, which meant that international traffic fell just 1.9% in the full year, offset by a 5.5% increase in domestic traffic. In 2003, Sydney airport handled over 24.5 million passengers, compared to 23.9 million in 2002.





Cintra

In July, Ferrovial acquired an additional 1.08% stake in the Sydney airport concession company for 18.06 million Australian dollars. With this new acquisition, Ferrovial now controls 20.68% of the airport. In February 2004, Ferrovial increased its stake again, to 20.90%.

Bristol airport experienced growth in 2003: passenger figures exceeded 3.8 million and low-cost airline traffic rose 32.7% on 2002.

Aeropuertos del Sureste (ASUR) in Mexico, of which Cancun is the main growth engine, handled a total of 12.2 million passengers in 2003 (+9%), mainly boosted by traffic with the US and Canada.

CAR PARKS

Ferrovial, through its subsidiary Cintra Aparcamientos, is one of Spain's largest private-sector car park development companies and currently manages 182,000 spaces in more than 124 cities in Spain, Andorra and Puerto Rico.

It is present in all areas of the business: construction and operation of off-street car parks, control and management of on-street parking; construction and sale of resident car parks; as well as other additional services, such as supply and maintenance of control equipment.

COMPETITIVE SITUATION

Overall, the car park sector can be considered to be quite mature, both in Spain and internationally, with moderate prospects of growth and diversification in the near future.

In Spain, the sector is characterised by fragmentation and diversification: off-street car parks are developed and managed by a large number of local and family firms, which have no plans to expand, and by companies with nationwide coverage, such as Ferrovial, which have a clear strategy regarding growth and market leadership.

With the exception of two large Spanish groups, there are not many construction companies present in the sector although mid-sized local construction companies are showing increasing interest in the construction of off-street car parks as a means of diversification.

STRATEGIC POSITIONING

Ferrovial's strategy in the car park sector is based on:

- consolidation and expansion of project management in the municipal market;
- development and management of spaces outside the municipal sphere, either through bidding for contracts from public administrations and bodies that currently develop and manage their own car parks (airports, railway stations, ports, hospitals, etc.), or the development of business with large private companies not related to the sector that manage car parks in connection with their activity (shopping malls, hotel chains, etc.);

- Implementation of new technologies in car park management: access control systems; license plate recognition systems in off-street car parks; centralised operation; and new technologies in on-street parking services.

TOTAL PARKING SPACES


99,805
118,380
131,115
156,602
173,150
182,131
'98
'99
'00
'01
'02
'03

PARKING SPACES BY TYPE


Residents
12%
On-street
64%
Off-street
24%

SPACES MANAGED OUTSIDE THE SPHERE OF MUNICIPAL GOVERNMENT


17,126
10,006
10,006
7,933
3,549
2,365
'98
'99
'00
'01
'02

SIGNIFICANT EVENTS

In 2003, Ferrovial strengthened its growth and diversification strategy in the car park sector, in a year when elections led to a slowdown in municipal contracts.

The number of spaces rose to 182,131, i.e. an average annual growth rate of 12.7% in the last five years.

In 2003, Cintra Aparcamientos was awarded 13 car park concessions and construction was completed on nine new car parks (four off-street and five for local residents). Work also continued on modernising installations in the car park network, costing 1.5 million euros. The company has a market share of around 41% in on-street parking.

Management of car parks outside the sphere of municipal government (more than 17,100 spaces) continues to perform particularly well, reaching an average annual growth rate of 48.5% in the last five years. Among the most significant events in this sphere are:

- consolidation and expansion of airport car park management (AENA) with the renewal of the Express car park concession and the award of the concession to manage the new P-5 car park (2,700 spaces), both at Madrid-Barajas airport;
- operation of off-street car parks in strategically-important cities where the company was not present, such as Valencia, Hospitalet, San Cugat del Vallés and Bilbao;
- management of third-party car parks in new areas, such as the Pamplona Conference Centre and Auditorium, the Irún trade fair and the World Trade Centre business centre in Sant Cugat del Vallés;
- consolidation of the hospital car park management business after obtaining the concession for the Ramón y Cajal hospital, one of the biggest in Madrid.

The year was characterised by heavy use of new technologies in car park management. In response to demand, Femet, a company specialising in car park equipment (ticket vending machines, systems for imposing parking fines, and car park access control systems), has begun to add new products to its core offering, mainly in systems for registering parking violations (Pocket PC) and access control systems (centralisation and licence plate recognition).



Isla Chamartín development, Ma

REAL ESTATE

With over 19,000 homes in development and a stable presence in 33 cities in Spain, Ferrovial's Real Estate division has become one of the country's largest homebuilders in recent years. Based on an "industrial" approach, Ferrovial focuses primarily on the residential segment and brokerage (new and second-hand homes) as well as on managing the urban planning process and property assets.

REAL ESTATE LOCATIONS



Cantabria
Asturias
País Vasco
Galicia
Navarra
Rioja
Castilla León
Aragón
Cataluña
Madrid
I. Baleares
C. Valenciana
Extremadura
Lisboa
Castilla la Mancha
Murcia
Andalucía
I. Canarias
Ferrovial Inmobiliaria offices (9)
Ferrovial Inmobiliaria sales offices (74)
Don Piso branches and franchisees (319)

COMPETITIVE SITUATION

Although the market has been projecting a soft landing for some years, the property sector beat market expectations in 2003, again maintaining a high pace of activity and setting records in some of the main variables: housing starts came close to 700,000 units (574,000 in 2002), whereas the experts project 400,000-500,000 units per year until 2008.

Average house prices increased by 17%. Experts and property companies (which continue to prepare for a new scenario) project moderation in 2004 in view of abundant supply and a possible interest rate rebound.

HOUSE PRICES IN SPAIN



1.9
1.6
4.6
10.6
14.5
15.4
16.6
17
'96
'97
'98
'99
'00
'01
'02
'03

Source: Appraisers and Development Ministry

HOUSING STARTS IN SPAIN



278,112
322,732
407,380
510,637
533,700
523,747
574,000
700,000
'96
'97
'98
'99
'00
'01
'02
'03

Source: Appraisers and Development Ministry

Several indicators show that this dynamism has a solid base that is sustainable in the medium term (source: INE and others):

- the economic factors with the greatest impact on home-buying are: income per capita (which has grown over 40% since 1989); job creation (unemployment has halved in the last nine years to around 12%); and mortgage conditions (interest rates are now 4%, compared to 18% in 1989, and payback times have increased to 25 years and longer);

- demographic factors: the groups most inclined to buy a home are those aged between 25 and 39 (this group has increased since the 1990s although it is expected to decline progressively from 2004 onwards) and immigrants, who buy mainly second-hand homes (400,000 homes estimated until 2011);

- sociological factors: the number of persons per home has fallen to 2.8 (this figure has nearly halved since 1960) due to the increase in the number of empty and second homes and new family situations;

- since 1999, the home affordability index has risen to 50% although it is similar to the 1995 level and considerably below the 70% attained in 1999; tax credits have reduced the net effort to the current 40%.

In the second home market, foreign demand continues to grow and domestic buying is stable. Tourist traffic has decelerated but not the percentage of tourists buying a home.

Used home prices increased in 2003 (by 17% in Madrid and 16% in Barcelona) but more slowly than in preceding years.

In the tertiary segment, property transactions amounted to 3.5 billion euros in Spain (8.5% less than in 2002) and were characterised by greater diversification (offices, shopping centres and hotels). Market consensus projections for 2004 point to steady supply and stable demand. Prices will decrease again, moderately in central Spain and more sharply on the coast.

The Spanish property market continues to be highly fragmented, with numerous operators and a large local component. Spain's top ten developers account for just under 5% of the total market.

STRATEGIC POSITIONING

In 2003, Ferrovial's real estate division continued with the strategy of the last few years, focusing on homebuilding, mainly first homes, based on a clear industrial concept: buy zoned land, then rotate assets rapidly, thus controlling the risk. Ferrovial also continued to reinforce property brokerage in both new and second-hand homes.

Ferrovial's property strategy also includes:

- efficiently selecting land purchases: sites in good locations that are ready for immediate development, thus rapidly reducing the development risk;
- minimising construction times, tightly controlling costs and standardising procedures and materials;
- fostering integral sales management by combining the sale of new and used homes and developing franchises;
- emphasising sales through various channels (on-site offices, the Don Piso network, multi-product stores and shopping malls);
- adopting a customer-centric approach with a customised service.

SIGNIFICANT EVENTS

In 2003, Ferrovial's real estate division sold 3,013 homes and delivered 2,763. The number of pre-sold homes is the key parameter since it reflects commercial activity and shows the market's real situation, whereas book sales relate to homes delivered (usually sold in previous years).

Pre-sales totalled 720 million euros, i.e. 10% more than in 2002. Ferrovial's property order book amounted to 1.036 billion euros at 2003 year-end, an 8.5% increase on 2002.

BREAKDOWN OF PRE-SOLD HOMES IN 2003 AND 2002



Canary Islands 8.2%
Valencia 9.2%
Catalunya and Balearic Islands 9.4%
Zaragoza, Navarra and La Rioja 8.2%
Basque Country 2%
Eastern Andalucía 6.4%
Western Andalucía 6.4%
Other countries 6.7%
Madrid 40.8%
Canary Islands 7.5%
Catalunya and Balearic Islands 13.5%
Valencia 7.2%
Zaragoza, Navarra and La Rioja 6.8%
Madrid 42.5%
Eastern Andalucía 8.3%
Western Andalucía 4.9%
Other countries 9.3%

Ferrovial has a presence in 33 cities in Spain; it has a strong foothold in Madrid, where it has over 80 developments and has become the leading property company in the region. It is also one of the main developers of the Parque de Valdebebas project. Based on the objective to strengthen its field offices, Ferrovial hired more staff in Andalucía (to commence activity in Córdoba) and the East Coast (Castellón).

Ferrovial maintains its policy of buying zoned land. At 31 December 2003, Ferrovial's bank of building land represented 1.3 million square metres, 40% in the Madrid region.

In 2003, Ferrovial acquired land worth 378 million euros for homebuilding.



BREAKDOWN OF LAND BANK

Total: 1,323,000 m²



Valencia 13%
Barcelona 9.2%
Zaragoza 13.2%
Madrid 39.5%
Basque Country 0.6%
Eastern Andalucía 3.2%
Western Andalucía 19.3%
Canary Islands 1.6%
Portugal 0.4%

AGGREGATES IN 2002 AND 2003

	2003	2002	%
Presales	720	655	10.0
Units sold	3,013	3,508	-14.1
Backlog	1,036	955	8.5
Investment in land	378	343	10.2
Number of visits	24,085	27,852	-13.5

Figures in million euros

In property brokerage, Don Piso continued to expand throughout Spain and ended the year with a total of 117 company-owned offices and 202 franchises. Don Piso opened company-owned offices in Sevilla, and the Valencia, Murcia and Madrid regions, and franchises in Andalucía, Aragón, the Canary Islands, Cantabria, Castilla y León, Valencia, Galicia, La Rioja, Madrid, Murcia and the Basque Country. In 2003, Don Piso brokered 5,100 units (2,853 in 2002): 2,400 second-hand homes and 2,700 new homes.

Ferrovial also relaunched "Living", a brand in the luxury home brokerage business.

In addition to this expansion, Ferrovial continued to diversify marketing channels so as to reinforce its sales capacity by selling homes through the network of E21 (owned by Ecovi) and Carrefour shopping centres. The latter initiative has already commenced in Madrid and will be extended gradually to the Carrefour malls in Valencia and Málaga so as to cover Ferrovial's entire property portfolio. Since January 2001, Ferrovial has sold homes through El Corte Inglés and Hipercor department stores.

In the Internet, Ferrovial enhanced the www.casasbienhechas.com web site, which had over 720,000 visits and over 2,820,000 page views in 2003. The www.donpisofranquicia.com portal received the VIII National Award for the Franchise with the best Internet presence.

In 2003, Ferrovial successfully implemented a sales CRM which enables its over 400 points of sale to connect to its various marketing channels in real time.

In the tertiary segment, Ferrovial continued to develop the Omega project—a new concept of business park located in Arroyo de la Vega (Alcobendas, Madrid)—and started to sell the Parque de Cristal office project (11,000 square metres) overlooking the N-II highway in Madrid.


KEEP
OSSING
LEAR

Ame

SERVICES

Ferrovial's Services division is strategic since it encompasses businesses with growth potential, stable earnings and long-term contracts. Since the mid-1990s, Ferrovial's strategy in this area has been to focus on growth in three business lines: urban services, facility management and infrastructure maintenance.

Until 2002, progress was a result of organic growth and acquisitions in Spain: Grupisa (infrastructure maintenance) and Eurolimp (facility cleaning).

The acquisition in 2003 of Cespa (Spain) and Amey (the UK), in keeping with the strategy of the past decade, consolidated Ferrovial's position as a major services group and stabilised its business profile by reducing dependence on cyclical activities and increasing its international presence. As result of the acquisition of Cespa and Amey, the Services division's revenues will exceed 2 billion euros.

COMPLEMENTARY ACTIVITIES

FERROVIAL SERVICIOS	AMEY	CESPA
Urban services		**Urban services**
Street cleaning		Street cleaning
Urban waste collection/ treatment		Urban waste collection/ treatment
Gardening		Gardening
		Industrial waste collection/ treatment
Infrastructure maintenance	**Infrastructure maintenance**	
Roads	Roads	
Airports	Railways	
Urban	Urban	
Facility Management	**Facility Management**	
Maintenance	Maintenance	
Comprehensive management	Comprehensive management	
Cleaning		

REVENUES 2003

Total: 1.358 billion euros


International
59%
Domestic
41%

OPERATING PROFIT 2003

Total: 71 million euros


Domestic
51%
International
49%

BACKLOG 2003

Total: 5.177 billion euros


International
54%
Domestic
46%

Note: Services data include seven months of Amey and three months of Cespa

SPAIN

COMPETITIVE SITUATION

Urban services (street cleaning and urban solid waste collection and treatment) have been progressively privatised in Spain in the last twenty years, resulting in major business groups (mainly linked to the construction sector) with stable market shares which compete in a mature market with considerable entry barriers.

Medium-term projections are for a steady increase in the outsourcing of these services to private companies, and greater investment in environmental infrastructure as a result of heightened environmental awareness, increased waste generation and adaptation to national and European regulations. In 2000, the Spanish National Waste Plan (2000-2006) was approved, with a wide range of objectives, including the reduction of waste deposited in landfill sites (from 60% to 33% by 2006), increased recycling of solid waste (from 14% to 25%), and the implementation of separation at source in all towns and cities with more than one thousand inhabitants. This dynamism is likely to lead to concentration in major full-service operators, and it will reinforce the sector's focus on technology and training as a response to integral contract management (there will be more contracts in this area).

Spain's urban services market reported over 3 billion euros in revenues (waste collection and treatment represent 60%) and employs 60,000 persons. More than 125 companies currently operate in the market, and the five largest companies account for almost 65% of the market.

The industrial waste sector is expected to have greater potential since this market faces the same environmental demands but is much less developed.The hazardous sanitary waste management market consists of integral managers, which serve major sanitary waste generators (mainly hospitals), and small-scale waste collectors (e.g. dental surgeries). In 2003, the number of operators and facilities involved in managing these services and the quality requirements increased, so a more rational context was established, focusing on quality and customer loyalty.

In 2003, Ferrovial acquired Cespa, one of Spain's largest urban services operators (street cleaning and municipal solid waste collection and treatment) and market leader in gardening and industrial and hospital waste treatment (via subsidiary Ecoclinic).

Ferrovial also operates in the expanding facility management market, in which external managers coordinate and earn a return on assets that are not part of a company's core activity: property and non-core activities, cleaning, maintenance, gardening, etc.

Outsourcing facility management has certain advantages: the company can control operating costs, limit management risks, dispose of its assets in better conditions, and focus resources on its core business.

The Administration was the first to outsource facility management in Spain more than a decade ago; this system is most common in the UK—mainly in connection with the Private Finance Initiative (PFI) formula—where Ferrovial operates through Amey, and it is now widely used in the private sector in Spain, where the domestic market is worth over 8 billion euros per year. Over 14,000 companies operate in this very fragmented market, in which the eight largest companies account for 17.8% of the market. Within this segment, Ferrovial is the leader in maintenance and one of the five largest companies in the cleaning sector.

As a result of the investment in new infrastructure, spending on road maintenance and upkeep has increased steadily in recent years in Spain (as in the most advanced countries in Europe), attracting mainly companies linked to the construction sector.

Comprehensive maintenance demands a high degree of specialisation to carry out an activity that encompasses preventive measures, small-scale civil engineering, road design and environmental improvements, surfacing, signage, etc.

Ferrovial is one of the largest services companies in Spain and also Portugal, where it operates via subsidiary Novipav.

STRATEGIC POSITIONING

As a result of the transformation in the Services division in 2003, Ferrovial has a complementary business mix in which less cyclical activities with recurring revenues and long-term contracts predominate.

Following the acquisition of Amey and Cespa, the Services division entered a period of consolidation, with an internal reorganisation of its business lines:

- Ferrovial Servicios will continue to head this area, but it will also directly operate in facility management in Spain;
- Cespa will lead urban services, waste collection and treatment, and gardening;
- Grupisa will continue to focus on comprehensive infrastructure maintenance;
- Eurolimp will concentrate on facility cleaning;
- Amey will perform infrastructure maintenance, facility management, services and maintenance in the UK through the PFI and PPP formulae.

The consolidation strategy includes the following:

- Focusing on continuous growth, taking advantage of the critical mass attained and the position in markets in which investments are expected to perform positively;
- Seeking growth opportunities in businesses that complement the core activities;
- Taking advantage of synergies between businesses, especially in facility management and infrastructure maintenance in Spain and the UK.






SIGNIFICANT EVENTS

Urban services

In August, Ferrovial seized a new growth opportunity in the Services area through the acquisition of Cespa, one of Spain's largest services companies.

Created in 1976, Cespa focuses on municipal waste management and on industrial waste management and treatment, in which it is market leader.

Cespa's activities include the following:

- Urban services: municipal solid waste collection, management and treatment; it owns controlled sites, and transfer, selection, composting and incineration plants. It also performs street, beach and sewer cleaning and provides gardening services;
- Industrial waste: collection, management and treatment of all types of industrial waste (hazardous and non-hazardous); it owns controlled storage sites and treatment plants; it also specialises in services to the nuclear industry, asbestos removal and contaminated soil management.

Following the acquisition of Cespa, Ferrovial's Services division serves over 600 municipalities, including the following key areas: A Coruña, Alicante, Barcelona (east), Cádiz, Granada, Guadalajara, Huelva, Ibiza, Madrid (several districts), Murcia, Pontevedra, Vitoria and Zamora.

The Services division maintains 27 million square metres of green areas in cities such as Barcelona, Bilbao, Burgos, Cádiz, Lérida, Madrid, Murcia and Zamora, and manages more than 30 landfills (with total capacity of over 25 million cubic metres).

POPULATION SERVED

Street cleaning	5.3 million
Waste collection	5.0 million
Beach cleaning	2.0 million
Gardening	6.5 million

KEY FIGURES

Gardens maintained	27.2 million m2
Waste managed and treated	7.2 million tonnes
Landfills	31
Waste management and treatment plants	70
Beaches maintained	150 km
Industrial clients	Over 10,000

Several major contracts were awarded in 2003: the 15-year concession to construct and operate a waste processing plant in La Línea de la Concepción; a six-year extension of the contract for the recovery and recycling plant in Puerto de Santa María; a 20-year concession to design, construct and operate a municipal solid waste biomethane and composting plant in Álava; management of hazardous and non-hazardous waste in 216 locations of Iberdrola; management of containers used to collect municipal solid waste generated in central Barcelona; and comprehensive management of hazardous and non-hazardous waste in Repsol's plants in Catalunya (chemicals, oil and butane).

In addition, Ferrovial was awarded a ten-year contract for municipal solid waste collection and street cleaning in Alcobendas (Madrid), and the concession to collect municipal waste in Andorra (in 2003, the company handled 45,000 tonnes of municipal solid waste, 800 tonnes of sewage plant sludge, and 300 tonnes of hazardous sanitary waste). The company will also maintain green and tree-lined areas in Villanueva de la Cañada (Madrid) for the next 20 years.

Cespa started up Europe's largest composting plant (in Murcia), with a capacity to process 140,000 tonnes of sludge per year, and completed the composting site and plant in L'Espluga de Francolí in Tarragona.

Ecocat executed Phase III of the soil decontamination in Rambla de la Viuda in Almazora (Castellón), handling a total of 28,470 cubic metres of hazardous waste. It also participated in the general shut-down of the BP Oil Refinery in Castellón, providing comprehensive waste management, and the decontamination and cleaning of the cooling towers to prevent Legionnaire's disease.

Ecoclinic—one of Spain's largest full-service hospital waste management companies, with a 38% market share—extended its facilities at Sant Cugat del Valles and San Sebastián de los Reyes and commenced construction of new facilities in Atarfe (Granada), where it will transfer its current facilities.

Facility management

In 2003, Ferrovial's Services division consolidated its position as one of the top players in integrated facility management, which encompasses building maintenance, cleaning, security, power, etc.

Ferrovial currently manages 2,300 buildings (more than 4 million square metres), including hospitals, museums, universities, prisons, shopping malls, sports facilities, factories, offices and landmark buildings.

The most important contracts awarded in 2003 include:

- Maintenance of prisons in Asturias, Cantabria, eastern Andalucía, La Rioja and Aragón (in addition to services performed in prisons in eastern Andalucía, the East Coast, Castilla-La Mancha, Castilla y León, Extremadura and Madrid);
- Facility management at the Guggenheim Museum in Bilbao;
- Facility management at the Pirelli factory in Manresa;
- Facility management at Oviedo University;
- Facility management at the Sierrallana hospital in Cantabria;
- Facility management for EDS in Barcelona;
- Facility management for RTVE in Madrid.

Ferrovial is also one of Spain's leading cleaning companies through its subsidiary, Eurolimp, which is present throughout Spain and specialises in facility cleaning (offices, installations, landmark buildings, etc.), mainly in the hospital segment, where it services 50 hospitals with over 20,000 beds.

The main cleaning contracts awarded in 2003 include Valencia University hospital, Madrid underground trains and Virgen del Rocío hospital in Sevilla.

Integrated infrastructure maintenance

With more than 25 years' experience, Grupisa is one of the leading Spanish companies in its sector. It specialises in full-service infrastructure maintenance, the manufacture and installation of marking and signage on roads and at airports and in cities, and road traffic management.

Grupisa provides comprehensive maintenance on 7,547 kilometres of roads in Spain. In 2003, the group used more than 4 million kg of paint (produced in its Ajalvir plants) for road marking and installed 52,000 road, city and airport signs and more than 15,300 square metres of traffic signs.



In addition to its core business lines, Grupisa has entered other areas through contracts to maintain paving in Madrid and signage in the new terminal at Madrid-Barajas airport. It will pursue this strategy of diversification towards complementary activities, such as tunnel instrumentation, control centre equipment, electronic panels, traffic light control, lighting maintenance, and the maintenance of other infrastructure (gas, water, etc.). It will also take advantage of synergies with Amey in management and operational systems.

Grupisa's Portuguese subsidiary, Novipav, is a leader in the markets in which it operates: road maintenance, machinery repair and maintenance, and the manufacture of bituminous emulsions.

The main contracts obtained in 2003 were:

- Upkeep at Madrid-Barajas airport
- Maintenance and upkeep of the A-9 Atlántico toll road
- Upkeep of the A-92, Puerto de Mora-Guadix, and the A-92N roads
- Upkeep and operation of the M-30 beltway in Madrid
- Upkeep and operation of the N-I, N-232 and N-620 roads in the province of Burgos
- Road marking and signage on the R-2 toll road in Madrid
- Upgrade of surfaces and signage on all roads in the province of Ávila
- Supply, installation and maintenance of road signage and electronic panels in the city of Santander.

UK:AMEY

Having studied the UK market for more than a year, Ferrovial launched a successful tender offer on 25 April 2003 for Amey—one of the UK's largest services companies. One month later, Ferrovial took control of Amey. This was a strategic acquisition since it reinforces Ferrovial's exposure to non-cyclical activities with recurring earnings and long-term contracts, and consolidates its position in the UK (one of Europe's largest markets, with a strong focus on outsourcing services).

Amey, which specialises in infrastructure maintenance (urban, road and railway) and facility management, is one of the largest and most experienced operators in the field of private infrastructure and services development and financing for public administrations through the PFI (Private Finance Initiatives) and PPP (Public Private Partnership) formulae, a private development model in which the concessionaire finances the construction and/or maintenance of infrastructure or services and, in return, receives a fixed payment from the public administration, subject to certain quality standards.

COMPETITIVE SITUATION

In the UK, road maintenance contracts are awarded by central and local government, and the bulk of growth is in PFI projects. In recent years, the market has been opened up to other services related to road network maintenance, such as the upkeep of street and road lighting.

Central government has outsourced these services to private initiatives for decades; it is a stable competitive environment in which no new competitors have entered since 1998. Stronger growth is expected in the private maintenance of roads for local governments, which retain 52% of these services in England and almost 100% in Wales and Scotland.




40
40

The trend in the UK's railway line maintenance market changed in 2003 after a decade in which private companies provided maintenance and track replacement services. Network Rail (the public body created to manage these contracts) announced the decision to perform maintenance work in-house in 2004.This will have an immediate effect on the revenues of the companies that managed these contracts, although the impact will be limited since these companies will focus on track replacement and other projects with greater added-value.The scale and opportunities in this market will depend on the future budget allocated to track replacements, improvements and other services (it is expected to increase given the deficient situation of railway infrastructure).

In the field of urban infrastructure, the most ambitious PFI project took shape in 2003: the contract to maintain and renovate London Underground for the next 30 years. Amey participates in the TubeLines consortium, which will operate and invest in infrastructure improvements on the Piccadilly, Northern and Jubilee lines.

The UK has a long tradition in facility management, in which large groups linked to the construction sector and small services companies compete in a growing market where at least 10% growth is expected in the coming years.This is largely explained by ambitious PFI development programmes in England and Scotland, mainly in the areas of health care, education and defence.

STRATEGIC POSITIONING

Amey endured a difficult financial situation in 2002 following a period of rapid growth. However, its operating variables remained healthy (due to a sound backlog in its strategic businesses), it had a solid commercial and operating base, and a competent management team.

The action plan undertaken since acquisition by Ferrovial has been aimed at:

- Restructuring Amey;
- Improving efficiency and reducing costs;
- Managing working capital: prioritising cash flow over growth; strictly controlling costs and investment; and implementing specific targets in each business unit (Ferrovial business culture is oriented towards results);
- Consolidating growth in core activities (infrastructure maintenance and facility management) because they are expanding markets, generate good working relations with customers, and provide long-term backlogs with positive margins;
- Divesting non-strategic assets and activities (technology, administrative services, etc.);
- Consolidating the company's bidding capabilities.

In road maintenance, Amey maintains 14,000 kilometres of roads, serving 3.6 million people, and dedicates more than 500,000 hours to the design and management of projects to improve the road network. Amey has a market share of 25% in England and 50% in Scotland, and is the company with the largest number of PFI streetlighting service contracts.

Using this solid competitive position, Amey is able to:

- Consolidate its current backlog;
- Increase market share and seize growth opportunities in businesses linked to local authorities;
- Actively boost PFI opportunities in both the maintenance and streetlighting markets.

In 2003, Amey consolidated its position as one of the largest companies in railway track replacement. Following the announcement by Network Rail that it was no longer outsourcing maintenance contracts, Amey will focus its strategy on profitable management of contracts involving railway track infrastructure, provision of track machinery and equipment, and signalling and communication installations. Although smaller, these contracts are more efficient and have greater margins.

TubeLines is one of Amey's key activities and a landmark in the history of UK Private Finance Initiatives (PFI). The project represents investment in infrastructure maintenance and refurbishment amounting to 4.5 billion pounds in the first 7.5 years of operation and a steady revenues flow from services over a 30-year period. The challenge to Amey and its consortium partners is to improve the quality, safety and profitability of the service.

Amey holds numerous facility management and other support services contracts with authorities (mainly with central government, local government, defence and education authorities) and the private sector; it manages two of the largest contracts in the UK: Centrica (British Gas subsidiary) and QinetiQ (Ministry of Defence). Amey's strategy in this market is geared towards intensifying its facility management business by (i) maintaining current contracts; (ii) signing new contracts with local governments (a less developed market than the central government market); and (iii) continuing to invest in PFIs in growth sectors such as education and healthcare.

SIGNIFICANT EVENTS

On 25 May, Ferrovial launched a takeover bid for 100% of Amey at 32 pence per share (0.47 euros per share). The total value of the bid was 81 million pounds (117.7 million euros).

A month later, Ferrovial took control of Amey and its first actions were to delist the company (on 28 June), appoint a new Board of Directors (to include five Ferrovial representatives), and reschedule Amey's debt.

In June, Amey exercised its call option on 33% of TubeLines, the company managing the 30-year contract to maintain and modernise infrastructure on three lines of the London Underground: the Jubilee, Northern and Piccadilly lines. The concession includes maintenance, upkeep, refurbishment and improvement of stations, trains, tracks and signalling. The three lines, which carry 1.75 million passengers per day, have a total of 100 stations and 335 kilometres of track.

Among the most significant contracts won in 2003 are: the streetlighting conçession in Wakefield for the installation and maintenance of 40,000 street lights in an area of 340 square kilometres and along 1,300 kilometres of roads for 25 years; and the Probus contract with the Strategic Rail Authority to double-track a 6.8-mile single-track stretch of line between St. Austell and Truro.

Other PFI contracts in which Amey was selected as preferred bidder in 2003 include:

- Manchester City Council streetlighting contract to install and maintain 30,000 streetlights over a 25-year period;
- Contract to build and refurbish 21 schools in Renfrewshire (Scotland) and provide services over a 25-year period;
- Maintenance contract for the British Armed Forces C Vehicle machinery fleet, awarded by the Ministry of Defence, for a 15-year period.

Progress was also made in other current contracts:

- Award of a contract with Channel Tunnel Rail Link;
- Renewal of numerous road maintenance contracts with local authorities (Halton Borough Council, London Borough of Newham, York City, Portsmouth and Wolverhampton); implementation of contracts signed with the UK government in the year; and award of a new road maintenance contract in Area 13, Cumbria (North West England);
- the Facility Management division renewed contracts with DSTL, Centrica and QinetiQ, worth more than 90 million pounds per year.





ECONOMIC ANALYSIS AND FINANCIAL STATEMENTS

I. BUSINESS PERFORMANCE IN 2003

1. MAIN AGGREGATES

Ferrovial earned net income of 340.6 million euros, a 25.3% decrease compared to the previous fiscal year.

Excluding the extraordinary effects in both fiscal years of the Cintra operation (sale of 40% of the toll road subsidiary in 2002) and the associated allowances, the net income grew by 14.9% to 296.2 million euros.

Operating income rose by 26.8%, to 614.9 million euros.

The variation in the main operating and financial variables was as follows:

FINANCIAL

	DEC-03	DEC-02	VAR (%)
Net income	340.6	455.8	-25.3
Net income excluding Cintra transaction	296.2	257.9	14.9
Earnings per share excl. Cintra transaction	2.11	1.84	14.9
Gross operating income (EBITDA)	885.8	651.5	36.0
Operating income	614.9	485.0	26.8
Net sales	6,025.9	5,040.2	19.6
Net financial debt / (Cash)	590.5	(303.0)	
Leverage	34%	-	
Operating cash flow	516	292	
Gross investment	862	541	

OPERATING

	DEC-03	DEC-02	VAR (%)
Construction backlog	6,106	5,922	3.1
Completed work pending certification	254	253	0.3
Work pending certification, in days' billings	26	24	
Presold property	720	655	9.9
Real Estate backlog	1,036	955	8.5
Services backlog	5,177	816	534.6
Growth of toll road traffic			
407 ETR	258,832	254,978	1.5
Autema	16,962	15,007	13.0
Ausol I	18,199	15,397	18.2
Ausol II	14,915	12,295	21.3
M-45	80,296	70,714	13.6
Growth of airport traffic (000)			
Sydney	24,572	23,889	2.9
Bristol	3,841	3,375	13.8
Belfast	1,203	1,162	3.5
Parking spaces	182,131	173,150	5.2

2.1. Pro-forma Profit and Loss Statement

Note: In order to avoid distorting effects and to obtain standardized and comparable figures, the extraordinary effects of the Cintra transaction (sale of 40% of the subsidiary in 2002) and associated allowances have been removed from both fiscal years. Point 2.12 shows a comparison of the profit and loss statements for both fiscal years without eliminating those effects.

	DEC-03	DEC-02	VAR (%)
NET SALES	**6,025.9**	**5,040.2**	**19.6**
Other revenues	39.1	36.2	8.0
Variation in finished goods and work-in-progress	226.7	153.4	47.8
Total operating revenues	6,291.7	5,229.8	20.3
External and operating expenses	4,322.1	3,915.2	10.4
Personnel expenses	1,083.8	663.1	63.4
GROSS OPERATING INCOME (EBITDA)	**885.8**	**651.5**	**36.0**
Operating margin	**14.7%**	**12.9%**	
Depreciation and amortization expense	121.0	82.5	46.7
Provision to reversion fund	23.3	20.6	12.7
Variation in working capital	126.7	63.4	99.8
Total Operating Expenses	5,676.8	4,744.9	19.6
NET OPERATING INCOME	**614.9**	**485.0**	**26.8**
Operating Margin	**10.2%**	**9.6%**	
Financial revenues	76.2	60.3	26.3
Financial expenses	-148.0	-85.0	74.1
Financial profit (-loss)	-71.8	-24.7	190.7
Share in income of companies accounted for by the equity method	4.8	12.4	-61.6
Amortization of consolidation goodwill	-44.2	-24.0	84.4
INCOME FROM ORDINARY ACTIVITIES	503.6	448.7	12.2
Extraordinary income	27.3	9.5	187.4
EARNINGS BEFORE TAX	**530.9**	**458.2**	**15.9**
Corporate income tax	-156.6	-139.1	12.6
CONSOLIDATED INCOME	374.3	319.1	17.3
Income (losses) attributed to minority interests	-78.1	-61.2	27.6
NET INCOME ATTRIBUTABLE TO THE PARENT COMPANY	**296.2**	**257.9**	**14.9**

2.2. Net Sales

Net sales increased by 19.6%. Excluding the effects of the integration of Amey and Cespa (945 million euros), the growth would have been 0.8%.

The variation in this caption by business division is as follows:

	DEC-03	DEC-02	VAR (%)
Construction	3,601.3	3,788.9	-5.0
Real Estate	728.7	619.7	17.6
Infrastructure	523.6	449.9	16.4
Services	1,358.1	340.1	299.3
Adjustments*	-185.8	-158.4	
TOTAL	**6,025.9**	**5,040.2**	**19.6**

(*) Adjustments in consolidation for intercompany billings

The main reasons for these variations were:

- Construction: negative impact of the appreciation of the euro, a slowdown in domestic activity (which grew by 22% in 2002) and less international business.
- Infrastructure: increase in traffic and revenues from domestic roads and the integration of the M-45 and Ausol II, opened to traffic during the second half of 2002.
- Services: organic growth was 21.5%. The inclusion of Amey (seven months) and Cespa (three months) contributed 800.4 and 144.6 million euros, respectively, quadrupling sales.

Breakdown of sales by geographic area:

	DEC-03		DEC-02		VAR (%)
SPAIN	4,055	67%	3,602	71%	12.6
INTERNATIONAL	1,971	33%	1,439	29%	37.0
TOTAL	**6,026**	**100%**	**5,040**	**100%**	**19.6**

International sales increased 37%, aided by the inclusion of Amey. Excluding this effect (800.4 million euros), sales would have been down by 18.7%, primarily due to the impact on the accounting records of unfavorable exchange rate fluctuations against the euro.

Since December 2002, the Polish zloty has depreciated 14.8%, the pound sterling 10.1% and the Canadian dollar 6.2% (2002 / 2003 average rates).

The countries which account for the bulk of the Group's international sales are the United Kingdom (14%), Poland (8%), Portugal (4%), Canada (4%) and Chile (2%).

2.3. Gross Operating Income (EBITDA)

Gross operating income increased 36% due to the positive evolution of operating and personnel costs, which increased 18.1%, compared to 19.6 % for sales. The inclusion of Amey and Cespa contributed 76.4 million to gross operating income, which otherwise would have grown by 24.2%.

	DEC-03	DEC-02	VAR (%)
Construction	323.2	236.0	37.0
Real Estate	136.6	106.5	28.3
Infrastructure	316.7	279.3	13.4
Services	109.8	28.8	281.2
Other	-0.5	1.0	
TOTAL	**885.8**	**651.5**	**36.0**

2.4. Variation in trade allowances

The variation was 126.7 million compared to 63.4 the year before. The increase came from the Construction Division as a result of greater allowances being made for completed work.

2.5. Operating income

The breakdown by business division is as follows:

	DEC-03	DEC-02	VAR (%)
Construction	167.9	155.2	8.2
Real Estate	132.7	103.8	27.8
Infrastructure	245.4	210.7	16.5
Services	71.2	18.4	287.0
Adjustments	-2.3	-3.1	
TOTAL	**614.9**	**485.0**	**26.8**

Significant increase in percentage terms (26.8%) – higher than the increase in sales (19.6%) – due to improved margins in the divisions, primarily Construction.

The operating margin was 10.2% compared to 9.6% in December 2002.

Excluding the effect of the inclusion of Amey and Cespa (48.8 million), the growth would have been 16.7%.

Contribution to operating income by division:

	DEC-03	DEC-02
CONSTRUCTION	27%	32%
REAL ESTATE	21%	21%
INFRASTRUCTURE	40%	43%
SERVICES	12%	4%
CONSOLIDATED GROUP	**100%**	**100%**

For the first time, the contribution of recurring revenues (Infrastructure and Services) accounted for more than 50% of the operating income.

2.6. Financial Income(Loss)

	DEC-03	DEC-02
CONCESSION COMPANIES	-49.4	-34.6
OTHER GROUP COMPANIES	-22.4	9.9
TOTAL	**-71.8**	**-24.7**

The financial income for "Other group companies" is less than in December of 2002 because of the change from net cash to net debt and because of a series of items which do not involve the payment of interest but do involve financial expenses, commission on bonds and guarantees, etc.

Details of the financial income(loss) of "Other group companies"

	DEC-03	DEC-02
FINANCING INCOME (LOSS)	-10.9	4.0
OTHER FINANCIAL INCOME (LOSS)	-11.5	5.9
TOTAL	**-22.4**	**9.9**

The heading entitled "Other financial income" includes items such as late interest, bond costs, mortgages, etc. The item which experienced the greatest change was late interest, which was reduced from 15 million euros in 2002 to 9.5 million euros in 2003.

The net financial expenses of concession companies increased due to:

- the application of the Spanish ICAC standards, which means that the recognition of financial expenses on the books increases as highway income increases
- higher debt assumed in Canada but not budgeted in the initial financial plan for the highway, so that ICAC standards cannot be applied to the expenses associated with that debt and they are taken in full to the profit and loss statement
- the non-application of ICAC standards to the financial expenses associated with airport concessions, which as of December amounted to 13 million euros (12 million in December 2002)
- the proportional consolidation of the debt associated with the Tubelines concession (London Metro), in which Amey possesses a 33% stake and which amounts to 8.3 million in financial expenses.

2.7. Income (loss) accounted for by the equity method

Income from companies accounted for by the equity method was €4.8 million, compared to 12.5 million in 2002. The difference is due primarily to income in the amount of 6.7 million generated by the Real Estate division for the sale of a building obtained in the joint venture with Morgan Stanley. In addition, the inclusion of the losses generated by Sydney Airport had a negative impact on this line of business of –7.8 million compared to –4.6 million in 2002 (for a six-month period).

2.8. Goodwill

	DEC-03	DEC-02
Budimex	4.5	4.9
Real Estate	2.6	1.0
Infrastructure	13.3	16.8
Services	23.9	1.3
Amey	15.8	-
Cespa	5.5	-
Other	2.6	1.3
TOTAL	**44.3**	**24.0**

The amortization of goodwill went from 24.0 to 44.3 million euros, primarily because of the inclusion of Amey and Cespa, whose goodwill was amortized in 2003 over seven and three months, respectively.

2.9. Extraordinary Revenues and Expenses

These amounted to 27.3 million euros, generated primarily by the sale of the Budimex headquarters building and the sale of treasury stock. 1.8 million shares of treasury stock were sold during the year generating a gain of 18.1 million.

On the account shown in section 2.12, the extraordinary revenues and expenses are shown at 102.5 million. This increase over the 27.3 million stated above is due to the partial reversion in the amount of 77 million euros of the 100 million allowance set up in 2002 for Chilean toll roads.

2.10. Taxes

The tax expense per books was 156.6 million euros, which represents a tax rate of 29.5%. The tax rate for the fiscal year is less than the year before due to the reduction of the rate from 38.62% to 36.62% for the 407 ETR.

2.11. Net Income

The net income was 296.2 million euros, an increase of 14.9%.

The net income for 2003 was 340.6 million, including the effects of the extraordinary income generated by the reversion of part of the allowances which the Infrastructure Division had set up in relation to concession holders of Chilean toll road companies in the amount of 77 million euros. This reversion was possible because of the Demand Guarantee Mechanism (DGM) signed with the Chilean government for the Santiago Talca, Collipulli Temuco and Temuco Rio Bueno toll roads. The DGM decreases the risks inherent to those concessions. The reversion increased the minority interest by 30.8 million euros, corresponding to the 40% stake in Cintra owned by MIG.

2.12. Income statement including the income generated by the Cintra transaction and associated provisions.

	DEC-03	DEC-02	VAR (%)	% SALES DEC-03	% SALES DEC-02
NET SALES	**6,025.9**	**5,040.2**	**19.6**	**100.0**	**100.0**
Other income	39.1	36.2	8.0	0.6	0.7
Variation in finished goods and work-in-progress	226.7	153.4	47.8	3.8	3.0
Total operating income	6,291.7	5,229.8	20.3	104.4	103.8
External and operating expenses	4,322.1	3,915.2	10.4	71.7	77.7
Personnel	1,083.8	663.1	63.4	18.0	13.2
Depreciation and amortization	121.0	82.5	46.7	2.0	1.6
Provision to the reversion fund	23.3	20.6	12.7	0.4	0.4
Variation in provisions	126.7	63.4	99.8	2.1	1.3
Total operating expenses	5,676.8	4,744.9	19.6	94.2	94.1
NET OPERATING INCOME	**614.9**	**485.0**	**26.8**	**10.2**	**9.6**
Financial income	76.2	60.3	26.3	1.3	1.2
Financial expenses	-148.0	-85.0	74.1	-2.5	-1.7
Financial income (loss)	-71.8	-24.7	190.7	-1.2	-0.5
Companies accounted for by the equity method	4.8	12.4	-61.6	0.1	0.2
Amortization of consolidation goodwill	-44.2	-24.0	84.4	-0.7	-0.5
INCOME FROM ORDINARY ACTIVITIES	503.6	448.7	12.2	8.4	8.9
Extraordinary income	102.5	235.6	-56.5	1.7	4.7
EARNINGS BEFORE TAX	**606.1**	**684.3**	**-11.4**	**10.1**	**13.6**
Corporate income tax	-156.6	-207.3	-24.5	-2.6	-4.1
CONSOLIDATED INCOME	449.5	477.0	-5.8	7.5	9.5
Income (losses) attributed to minority interests	-108.9	-21.2	413.7	-1.8	-0.4
NET INCOME ATTRIB. TO PARENT COMPANY	**340.6**	**455.8**	**-25.3**	**5.7**	**9.0**

3. ANALYSIS BY LINE OF BUSINESS

3.1. Construction

	DEC-03	DEC-02	VAR (%)
Sales	3,601.3	3,788.9	-5.0
Gross operating income (EBITDA)	323.0	236.0	37.0
Gross margin	9.0%	6.2%	
Operating income	167.9	155.2	8.2
Operating margin	4.7%	4.1%	
EBT	216.6	178.8	21.1
EBT margin	6.0%	4.7%	
Backlog	6.106	5.922	3.1
Completed work pending certification	254	253	0.3
Investment	45	63	

Higher returns, with an increase of 60 basis points in the operating margin to 4.7%.

Lower level of activity which resulted in a drop in sales of 5%.This is explained by a 22% decline in international business, caused mostly by adverse exchange rate fluctuations.

Eliminating the effects of exchange rate fluctuations, the decrease in sales would be 2.3%

The construction backlog increased by 3.1% and accounts for 20 months of work. Eliminating the negative effects of exchange rate fluctuations, the backlog would have increased by 4.9%.The backlog of domestic work accounts for 79% of the total, while the backlog of international work accounts for the remaining 21%, valued at 1,263 million euros.The European market (Poland, Portugal, Ireland, Italy and Switzerland) accounts for 80% of the international construction backlog, followed by Chile with 15%. By segments, 64% of the total is civil work, while the remaining 36% is split evenly between residential and non-residential construction.

Breakdown of sales by geographic area:

	DEC-03		DEC-02		VAR (%)
Spain	2,796	78%	2,754	73%	1.5
International	805	22%	1,035	27%	-22.2
Budimex	478	13%	619	16%	-22.7
Other international	327	9%	416	11%	-21.5
	3,601	**100%**	**3,789**	**100%**	**-5.0**

Domestic activity grew by 1.5% compared to fiscal year 2002, with a strong boost to production provided by the construction work on concessions (M-45, Artxanda Tunnel, Estepona-Guadiaro) which generated growth of 22%.

Ex-Budimex Construction Data

	DEC-03	DEC-02	VAR (%)
Sales	3,123.0	3,170.1	-1.5
Gross operating income (EBITDA)	308.5	219.2	40.7
Gross margin	9.9%	6.9%	
Operating income	165.4	152.4	8.5
Operating margin	5.3%	4.8%	
EBT	208.2	195.5	6.5
EBT margin	6.7%	6.2%	
Backlog	5,699	5,407	5.4

Significant increase in profitability, with operating margins increasing by up to 5.3%. This change is explained by the reduction of structural costs and a higher margin on the construction backlog. Sales fell by 1.5%.

Budimex Date

	DEC-03	DEC-02	VAR (%)
Sales	478.3	618.8	-22.7
Gross operating income (EBITDA)	14.7	16.7	-12.2
Gross margin	3.1%	2.7%	
Operating income	2.5	2.8	-10.7
Operating margin	0.5%	0.5%	
EBT	8.4	-16.7	150.3
EBT margin	1.8%	-2.7%	
Backlog	407	515	-21.0

In local currency, sales dropped by –11.7 % and the backlog was down 8.1 % compared to December 2002. The operating margin was maintained at 0.5%, despite the drop in sales.

Earnings before taxes were given a boost by the extraordinary income generated from the sale of the Budimex headquarters in Warsaw. This income included a charge of 4.5 million for goodwill amortization.

In the last twelve months the Polish zloty has depreciated 14.8% against the euro.

3.2. Real Estate

	DEC-03	DEC-02	VAR (%)
Sales	728.7	619.7	17.6
Gross operating income (EBITDA)	136.6	106.5	28.3
Gross margin	18.7%	17.2%	
Operating income	132.7	103.8	27.8
Operating margin	18.2%	16.8%	
EBT	92.9	77.2	20.3
EBT margin	12.7%	12.5%	
Pre-sales	720	655	9.9
Backlog	1,036	955	8.5
Land purchases	378	343	

Sales increased by 17.6% compared to 2002.

The operating income grew by a much higher percentage than sales due to improved margins and the containment of structural expenses.

The operating margin increased compared to December 2002, although it was down compared to that reported in previous quarters (26%, 21% and 20% in the first, second and third quarters of the year, respectively) due to the dilution of the effects of the delivery of high-margin developments during the first quarter.

The 20% increase in earnings before taxes is explained by lower income from companies carried by the equity method and higher financial expenses.

The backlog was 1,036 million euros, which guarantees sales for approximately fifteen months.

Pre-sold property also improved during the year, registering an increase of 10%.

The breakdown by line of business is as follows:

	DEC-03	DEC-02	VAR (%)
TOTAL DEVELOPMENTS			
Sales	553.0	513.8	8
Gross income	132.9	116.4	14
% Sales	24.0%	22.7%	
SALE OF LAND			
Sales	84.3	38.1	121
Gross income	18.6	2.1	786
% Sales	22.1%	5.5%	
BROKERING (D. PISO)			
Sales	91.4	69.4	32
Gross income	15.1	18.1	-17
% Sales	16.5%	26.1%	
TERTIARY			
Sales	12.8	5.5	133
Gross income	4.0	5.3	-25
% Sales	31.3%	96.4%	
INTERCOMPANY ADJUSTMENTS			
Sales	-12.8	-7.1	
Gross income	-3.8	0.0	
OPERATING EXPENSES	**-34.1**	**-38.1**	
OPERATING INCOME	**132.7**	**103.8**	**28**
% OPERATING MARGIN	18,2%	16,8%	

3.3. Concessions

	DEC-03	DEC-02	VAR (%)
Sales	523.6	449.9	16.4
Gross operating income (EBITDA)	316.7	279.3	13.4
Gross margin	60.5%	62.1%	
Operating income	245.4	210.7	16.5
Operating margin	46.9%	46.8%	
EBT	190.4	155.3	22.6
EBT margin	36.4%	34.5%	
Investment	130	418	

Among the most notable events of the year was the concession of the N4 /N6, Ireland's first toll road, the acquisition of 100% of Belfast City Airport, the increased participation in Sydney Airport to 20.68% and the signing of the MDI which will enable the reversion of part of the allowances set up in 2002.

Toll Roads

	DEC-03	DEC-02	VAR (%)
Income	388.6	337.5	15.1
Gross operating income (EBITDA)	272.6	237.2	14.9
Gross margin	70.1%	70.3%	
Operating income	217.6	182.0	19.6
Operating margin	56.0%	53.9%	

Despite the negative effects of interest rate fluctuations on international infrastructure, the significant increase in income from Spanish toll roads and the inclusion of the M-45 and Ausol II during the entire fiscal year (opened in May and August 2002) permitted sales to increase by 15%.

Domestic toll roads registered sharp increases in traffic: Ausol I (+18%), Ausol II (+21%) and Autema (+13%).

2003 was the first year of free pricing on the 407 ETR in Canada. Under this arrangement, traffic must remain above 95% of 2002 levels to avoid the imposition of fines. Total traffic in 2003 increased by 1.5% over the year before.

The variations in the major toll road concessions were as follows:

407 ETR

	DEC-03	DEC-02	VAR.	VAR. LOCAL CURRENCY
Sales	220.8	208.6	5.8%	12%
Operating income	131.1	109.5	19.7%	
Operating margin	59.4%	52.5%		
CAD/EUR exchange rate	1,583	1,491	6.2%	
TRAFFIC				
Daily trips (annual avg)	258,832	254,978	1.5%	
Km. traveled (million)	1,823.6	1,806.1	1.0%	

The variation in traffic levels on this toll road is due to a number of factors: a 12% toll increase (rush hours) which took effect in February, but also the war in Iraq, the fear of an economic slowdown in the dollar zone, the impact of the SARS epidemic in Toronto and the blackout that occurred on the east coast of North America in August, which meant almost two full days of lost income. Once these events were overcome, traffic during the last four months of the year increased by 4.2%.

AUSOL

	DEC-03	DEC-02	VAR (%)
AUSOL TOTAL			
Sales	47.6	33.2	43.4%
Operating income	32.0	23.9	33.9%
Operating margin	67.2%	72.0%	
AUSOL I			
Sales	39.3	30.6	28.4%
Operating income	27.8	22.0	26.4%
Operating margin	70.7%	71.9%	
ADT	**18,199**	**15,397**	**18.2%**
AUSOL II (opened in August 2002)			
Sales	8.4	2.6	223.1%
Operating income	4.1	1.8	127.8%
Operating margin	48.8%	69.2%	
ADT	**14,915**	**12,295**	**21.3%**

AUTEMA

	DEC-03	DEC-02	VAR (%)
Sales	29.8	27.0	10.4%
Operating income	20.6	19.5	5.6%
Operating margin	69.1%	72.2%	
ADT	**16,962**	**15,007**	**13.0%**

CHILEAN TOLL ROADS

	DEC-03	DEC-02	VAR (%)
Sales	68.0	51.6	31.8%
Operating income	33.8	32.8	3.0%
Operating margin	49.7%	63.6%	

M-45

	DEC-03	DEC-02	VAR (%)
Sales	19.1	12.4	54.0%
Operating income	12.4	7.6	63.2%
Operating margin	64.9%	61.3%	
ADT	**80,296**	**70.714**	**13.6%**

Airports

The accounts in this line of business refer to full consolidation of 100% of Belfast airport (as from 1 June 2003) and Cerro Moreno airport, the proportional consolidation of 50% of Bristol Airport and accounting for the Sydney and ITA (Mexican airports) by the equity method.

	DEC-03	DEC-02	VAR (%)
Income	46.1	37.4	23.3
Gross operating income (EBITDA)	17.8	19.5	-8.6
Gross margin	38.7%	52.1%	
Operating income	11.6	14.6	-20.5
Operating margin	25.2%	39.0%	

Ferrovial concluded the acquisition of 100% of Belfast City Airport in May 2003 with an investment of 33.7 million euros, and it was integrated as from 1 June.

The operating income from airports was reduced by the cost of acquiring Belfast airport (3.2 million). Excluding this effect, the margin would have been 32%.

Airports generated net losses of 10 million euros.

Variation in airport activity:

SYDNEY

	DEC-03	DEC-02	VAR.	VAR. LOCAL CURRENCY
Sales	300.5	273.3	10%	9%
Gross operating income	228.0	198.0	15%	14%
Gross margin	76%	72%		
Operating income	145.6	135.5	7%	7%
Operating margin	48%	50%		
EUR/AUD exchange rate	**1,7332**	**1,7436**	**-1%**	

Passengers (000)			
International	8,327	8,489	-2%
Domestic	16,245	15,400	5%
TOTAL	**24,572**	**23,889**	**3%**

The variation in air traffic in the final months of the fiscal year showed signs of a recovery after overcoming a series of extraordinary events in 2003 (war in Iraq, SARS, etc.). International traffic at Sydney airport grew by 8% in the month of December compared with decreases in excess of 10% for several months before that.

VARIATION IN INTERNATIONAL TRAFFIC

(month-on-month variation on previous year)


5.6%
0.4%
-9%
-15.7%
-18.5%
-11.6%
-2.9%
0.3%
6%
-0.1%
7.6%
7.8%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

BRISTOL

	DEC-03	DEC-02	VAR.	VAR. LOCAL CURRENCY
Sales	60.8	60.8	0%	10%
Gross operating income	35.9	33.3	8%	19%
Gross margin	59%	55%		
Operating income	28.1	24.4	15%	27%
Operating margin	46%	40%		
EUR/GBP exchange rate	**0.6931**	**0.6296**	**10%**	

Passengers (000)			
International	2,783	2,473	13%
Domestic	1,059	902	17%
TOTAL	**3,841**	**3,375**	**14%**

BELFAST CITY AIRPORT (FROM 1/6/2003)

	DEC-03	DEC-02	VAR	VAR. LOCAL CURRENCY
Sales	13.6	13.4	1%	11%
Gross operating income	2.8	2.9	-3%	7%
Gross margin	21%	22%		
Operating income	0.9	1.0	-4%	5%
Operating margin	7%	7%		
EUR/GBP exchange rate	**0.6931**	**0.6296**	**10%**	
Passengers (000)	**1,203**	**1,162**	**4%**	

Car Parks

	DEC-03	DEC-02	VAR (%)
Income	88.9	75.0	18.5
Gross operating income (EBITDA)	26.3	22.5	16.6
Gross margin	29.5%	30.0%	
Operating income	16.2	14.0	15.7
Operating margin	18.2%	18.7%	
Parking spaces	182,131	173,150	5.2

The sharp growth in income (+18.5%) is due primarily to the billing of the on-street parking service in Madrid, included as of November 2002.

3.4. Services

	DEC-03	DEC-02	VAR (%)
Sales	1,358.1	340.1	299.3
Gross operating income (EBITDA)	109.8	28.8	281.3
Gross margin	8.1%	8.5%	
Operating income	71.2	18.4	287.0
Operating margin	5.2%	5.4%	
EBT	18.0	8.0	125.0
EBT Margin	1.3%	2.4%	
Backlog	5,177	816	534.6
Investment	669	17	

The sales and operating income figures were approximately four times higher due primarily to the purchases concluded during the year. Excluding these acquisitions, the organic growth would have been 21%.

Operating income for the division overall decreased slightly because of the impact on sales of the integration of Amey, which has lower operating margins.

The service data include:

- The traditional activities of Ferrovial Servicios.
- Amey's accounts for the period from June to December 2003 (7 months).
- Cespa's accounts for the period from October to December 2003 (3 months).
- 3.2 million euros for consultancy fees and diverse services related to the acquisitions.
- The investment figure includes the payment of 119.4 million euros for the purchase of Amey in June and 501.5 million euros for the purchase of Cespa.

"Traditional" Services

The main aggregates of the service activities performed by Ferrovial prior to the acquisition of Cespa and Amey are as follows:

	DEC-03	DEC-02	VAR (%)
URBAN SERVICES			
Sales	73.4	67.2	9
Operating income	9.4	7.5	25
Operating margin	12.8%	11.2%	
INFRASTRUCTURE MAINTENANCE			
Sales	113.2	89.8	26
Operating income	7.1	4.9	45
Operating margin	6.3%	5.5%	
FACILITY MANAGEMENT			
Sales	226.4	183.8	23
Operating income	9.1	6	52
Operating margin	4.0%	3.3%	
TOTAL			
Sales	413.1	340.8	21
Operating income	25.6	18.4	39
Operating margin	6.2%	5.4%	

A significant increase in both sales and operating income brought the operating margin to 6.2%.

Amey

The most important figures in the income statement corresponding to Amey (from 1 June 2003) are as follows:

	DEC-03
Sales	800.4
Gross operating income (EBITDA)	53.6
Gross margin	6.7%
Operating income	35.0
Operating margin	4.4%
EBT	1.4
EBT margin	0.2%
Backlog	2,780

The total goodwill generated by the acquisition of Amey was 541 million euros and the amortization over the seven months of integration was 15.8 million euros. The consolidation goodwill includes all "fair value" adjustments to the books and the adjustment to the pension fund.

Cespa

Cespa's income, integrated as from October, is as follows:

	DEC-03
Sales	144.6
Gross operating income (EBITDA)	22.6
Gross margin	15.7%
Operating income	13.8
Operating margin	9.5%
EBT	2.4
EBT margin	1.7%
Backlog	1,434

The total goodwill generated by the acquisition of Cespa was 385.9 million euros and the amortization over the three months of integration was 5.5 million euros.

e. Telecommunications

Ferrovial owns a 10% stake in ONO. The total investment in this area was 94.8 million euros; of that amount, 12.2 million euros was invested in 2003 to cover the capital increase.

This investment is maintained at the acquisition cost.

The main financial and operating aggregates of ONO are as follows:

	DEC-03	DEC-02	VAR (%)
FINANCIAL AGGREGATES			
Sales	358.6	253.4	42
Gross operating income (EBITDA)	102.1	15.8	546
Gross operating margin	71%	66%	
Net income (loss)	97.0	-194.6	150
OPERATING AGGREGATES			
Infrastructure			
Homes passed	2,003,233	1,760,744	14
CUSTOMERS			
Residential	581,345	480,296	21
Avg mo. income/residential	54	51	6
Business	13,133	8,648	52
Avg mo. income/business	229	205	12
Residential market penetration	33.3%	32.7%	2

The acquisition of 61% of Retecal (cable telecommunications operator in Castilla y León) was concluded in February 2004, reaching an agreement with Retecal shareholders involving the exchange of ONO shares for control of the company. Retecal contributes:

Homes passed	490,891
Residential customers	92,281
Business customers	9,070

As a result of this transaction, Ferrovial's ownership is diluted to 9.27%.

	DEC-03	DEC-02
Due from shareholders for uncalled capital	5.1	9.2
FIXED ASSETS	6,919.7	5,753.9
CONSOLIDATION GOODWILL	1,270.5	355.7
DEFERRED EXPENSES	1,193.6	875.4
CURRENT ASSETS	5,163.6	4,272.3
Inventories	1,442.3	1,213.9
Accounts receivable	2,560.8	1,982.1
Short term investments+cash	1,098.5	1,013.6
Concession companies	421.0	293.4
Other companies	677.5	720.3
Accrual accounts	60.8	62.7
TOTAL ASSETS	**14,551.7**	**11,266.6**
SHAREHOLDERS' EQUITY	1,753.9	1,494.6
MINORITY INTERESTS	907.6	774.3
NEGATIVE CONSOLIDATION DIFFERENCE	9.4	9.2
DEFERRED REVENUES	145.2	68.8
PROVISIONS FOR CONTINGENCIES AND EXPENSES	423.8	289.4
LONG-TERM DEBT	6,016.5	4,816.6
Long-term debt	5,487.7	4,315.3
Toll road concession companies	5,038.5	4,000.4
Other companies	449.2	314.9
Operating payables	528.7	501.3
CURRENT LIABILITIES	5,040.6	3,663.4
Short-term debt	1,130.3	393.8
Toll road concession companies	312.0	290.8
Other companies	818.3	103.0
Trade accounts payable	3,197.9	2,618.2
Other short-term payables	677.8	612.2
Accrual accounts	34.7	39.1
OPERATING PROVISIONS	254.7	150.3
TOTAL LIABILITIES	**14,551.7**	**11,266.6**

The incorporation of the service companies Amey and Cespa accounted for most of the variation with respect to December 2002.

4.1. Main Aggregates

Fixed Assets:

The fixed assets on the balance sheet increased 20%, the principal variations being as follows:

- Intangible fixed assets: increased from 147.7 million to 202.0 million in 2003. Most of the increase in these balances pertains to the Services Division and especially the contributions made by Amey.
- Tangible fixed assets: grew to 5,818.2 million euros compared to 4,878.1 in 2002 due, among other factors, to the progress made on the construction of the R4 (314 million) and N4/N6 (127 million) roads, the incorporation of Belfast City Airport (50 million) and the integration of Amey and Cespa.

Goodwill:

The most notable variations since December 2002 were generated by the acquisition of Cespa, which added 405.8 million euros, 385.9 million of which corresponds to the goodwill generated by the purchase and the remaining 20 million to the pre-existing goodwill, and the acquisition of Amey, which added 541 million, including the variation in the valuation of the pension fund.

Deferred Expenses:

The greatest variation was brought about by the financial charges capitalised by the concession companies in the amount of 216.7 million.

Current Assets:

Increased by 890.6 million, primarily due to an increase in the inventory and accounts receivable balances.

All of the increased inventories refer to the Real Estate division, whose inventories on the balance sheet (land and work in progress) are valued at 1,308 million, with an increase of 230.4 million.

The increase in accounts receivable is due to the incorporation of Amey and Cespa.

Concession company debt:

The striking variation in concession company debt is due to the investment mentioned above in the R4 and N4/N6 roads, the increased debt of the 407 ETR in Canada and the incorporation of the debt of Tubelines (which holds the concession to the London Underground) in the amount of 371.8 million euros.

The breakdown of concession company gross debt is as follows:

	2003	2002	VARIATION
Ausol	488.8	464.2	24.6
Autema	280.5	284	-3.5
M-45	79.2	74	5.2
Autopista del Sur (R4)	404.5	80	324.5
407ETR	2,516.0	2,291.6	224.5
Temuco- Rio Bueno	127.3	125.9	1.4
Collipulli-Temuco	181	177.1	3.9
Santiago Talca	360.3	429.5	-69.3
Norte Litoral	1.8		1.8
Algarve	256.5	211.4	45.1
Eurolink (N4/N6)	85.5		85.5
Tidefast (Bristol)	140.4	149.2	-8.8
Belfast	52.9		52.9
Aeropuerto Cerro Moreno	4.1	4.3	-0.2
Amey (London Underground)	371.8		371.8
TOTAL	**5,350.5**	**4,291.2**	**1,059.3**

4.2. Net Cash Position at 31-12-03

	FERROVIAL	CONCESSIONS	TOTAL
Debt	1,267.5	5,350.5	6,618.0
Long-term	449.2	5,038.5	5,487.7
Short-term	818.3	312.0	1,130.3
Cash + cash equivalents	**677.0**	**421.0**	**1,098.0**
NET POSITION	**-590.5**	**-4,929.6**	**-5,520.1**
% of total	**11%**	**89%**	**100%**
Leverage	34%		

Variation in Cash Position:

DEBT AT JANUARY 1, 2003	302.9
Operating cash flow	516.4
Investment cash flow	-792.5
Investments	-856.9
Divestments	64.4
Debt incorporated by new companies	-501.7
Payment of dividends	-95.3
Other	-20.3
DEBT AT DECEMBER 31, 2003	**-590.5**

4.3. Cash Flow by Division (including concession companies accounted for by the equity method)

	2003	2002
OPERATING CASH FLOW	**516.4**	**292.2**
Construction	380.4	355.3
Infrastructure	152.4	121.4
Real Estate	2.2	-184.8
Services	-8.0	0
Corporation/Other	-10.5	0.3
NET INVESTMENT CASH FLOW	**-792.5**	**324.1**
Construction	-29.1	-43.3
Infrastructure	-113.7	370.4
Real Estate	-7.8	-1.6
Services	-664.7	-10.9
Corporation/Other	22.7	9.5
CASH FLOW FROM ACTIVITIES	**-276.0**	**616.3**

The operating cash flow is net of taxes.

The operating cash flow from the concessions business includes the amounts received as dividends and capital refunds. The breakdown of the most significant items is as follows:

	2003	2002
Europistas	39.3	43.9
407 ETR	29.7	25.3
Sydney	14.5	4.7
Autema	7.6	3.4
Ausol	6.4	5.3
ITA	1.2	1.7
Bristol	3.2	4.1
Car parks	1.0	1.6
TOTAL	**102.8**	**90.0**

The cash flow from **Sydney Airport** is notable in that in the eighteen months since acquisition, **it has returned 8% of the initial investment.**

4.4 Gross Investments in 2003

	DEC 03
Construction	44.6
Real Estate (excluding land)	5.3
Infrastructure	129.5
Services	669.2
Telecommunications	12.2
Other	1.2
TOTAL	**862.0**

In the Real Estate line, the purchase of land was valued at 378 million euros.

The Services Division includes the payment of 119.4 million euros for the purchase of Amey in June and 501.5 million euros for the purchase of Cespa.

4.5 - Capitalization of financial expenses of infrastructure in operation pursuant to the Ministerial Order of December 10, 1998.

Under Spanish accounting legislation, provided that certain conditions are met, toll road concession companies must capitalize a portion of the financial expenses that accrue after completion of the construction phase. This requirement is explained in detail in the accompanying notes to financial statements.

This procedure is not yet expressly regulated in International Accounting Standards, which must be complied with from 2005 by listed consolidated groups. The purpose of the information included below is to describe how the Group's 2003 statement of income would have been affected if the accrued financial expenses had not been capitalized on termination of the construction phase.

	DEC-03 a	CAPITALIZATION FIN. EXP. b	DEC-03 a+b
NET SALES	6,025.9		6,0025.9
OPERATING INCOME	614.9		614.9
Loss from toll road concession companies	-49.4	-216.7	-266.1
Financial losses of other group companies	-22.4		-22.4
FINANCIAL LOSS	**-71.8**	**-216.7**	**-288.5**
Income from companies accounted for by the equity method	4.8	-1.4	3.4
Amortization of goodwill	-44.2		-44.2
ORDINARY INCOME	**503.6**	**-218.1**	**285.5**
Extraordinary income	102.5		102.5
INCOME BEFORE TAXES	**606.1**	**-218.1**	**388.0**
Corporate income tax	-156.6	70.5	-86.1
INCOME AFTER TAXES	**449.5**	**-147.6**	**301.9**
Income attributed to minority interests	-108.9	81.2	-26.9
NET INCOME	**340.6**	**-66.4**	**274.2**

II. OUTLOOK

The Spanish economy is increasingly affected by the international situation. Within the global framework of economic recovery, where the US economy was once again the driving force behind world growth, 2003 was a difficult year for Europe. A downturn in the economic activity of Europe's two major powers, France and Germany, made its effects felt on the rest of the economies in the Euro zone with sharply reduced growth rates. The situation was exacerbated by the crisis surrounding the stability accord as a result of the failure to adopt measures in response to non-compliance by the two countries. On the other hand, uncertainty about the division of power among the member states and political differences caused by the invasion of Iraq hindered unified action in Europe.

However, 2003 was a good year for the stock market, with major gains on Europe's leading exchanges. Following weak growth of 0.5% in 2003, Europe is forecasting growth of between 1.5%-2% in 2004 thanks to the recovery of consumer spending and increased investment. The Spanish economy, unlike the sluggishness of the rest of Europe's economies, continued to show signs of vigor with annual growth of 2.4%, consolidating the sustained recovery trend seen in the Spanish economy since the end of 2002.

By all indications, the growth trend should continue in 2004, driven once again by investment in the construction sector and the strength of consumer spending, all encouraged by improved job security, higher incomes and lower interest rates. GDP is expected to grow between 2.9% and 3.0% in 2004, with a somewhat more balanced growth (all of the components of internal demand are expected to grow by more than 3%) and with investment in capital goods and exports playing a more important role than they have until now, as opposed to construction and consumer spending being the foundation of the growth pattern.

Within this European and international context, Ferrovial is well positioned to successfully face the challenges of the future and take advantage of the opportunities that present themselves in the different sectors where the Group operates.

In the Construction Division, the backlog at the end of December 2003 stood at 6,105.7 million euros, which represents more than 20 months of guaranteed sales, a new record for the Group. The large-scale infrastructure plan to be executed in the domestic market, the infrastructure privatization plans in the European market and the future entry of Poland in the European Union should boost the Group's volume of contracts in the years to come.

In the Infrastructure Division, the concessions already in operation and those currently under construction make the forecast for future growth in this line of business encouraging. The Txorrierri tunnel was opened to traffic in 2003 and both the R-4 and the Scut Algarve, Cintra's first toll road in Portugal, are expected to become operational in 2004. In addition, in January 2004, a consortium composed of Ferrovial and its subsidiaries Europistas and Budimex was awarded the contract for the construction and operation of the Ocaña-La Roda toll road. In the Airports area, 2003 saw an increase in the stake in Sydney Airport (by 1.08%) and Ferrovial acquired the company with the concession to operate Belfast City Airport through the year 2114.

In the Real Estate area, employment and low interest rates are expected to keep the demand for residential real estate high in 2004, despite the fact that a potential increase in interest rates and the high volume of homes for sale will foreseeably lead to a slowdown in the development of new homes and a moderation of prices. Ferrovial, with a portfolio of sales awaiting delivery valued at 1,036 million as of December 2003, is once again in a good position to maintain the development of its activities in this sector.

In Services, following the acquisition of the Cespa Group in 2003, Ferrovial has consolidated itself as one of the leaders of reference in this sector in Spain. This, along with the advances made on the international front following the recent acquisition of Amey in the UK, has converted Ferrovial into a global service operator with the ability to offer integral management in the different activities this Division offers. These new acquisitions are expected to make some very positive contributions to the Group's business in 2004, in terms of both income and cash flow.

In conclusion, with a much more diversified mix of business activities, in which activities other than the core construction business will account for more than 50% of the Group's revenues and 75% of its operating income in 2004, Ferrovial has positioned itself as a diversified group with a significant international presence in low-risk countries where the potential for growth and returns will not be diminished by the recent acquisitions due to the high cash flows expected in the years to come from these as well as from the Group's more mature businesses.

III. TECHNOLOGICAL ACTIVITIES

The Ferrovial Group, through its subsidiaries' engineering departments, maintained its position in 2003 as a front-runner in the application of cutting-edge construction technologies. Also noteworthy were its water and environmental research and development activities, in which Cadagua participated in various projects for the treatment of waste water and the generation of energy from processes carried out at treatment plants, and its waste management and treatment activities, where Cespa participated in numerous management projects including new computer technologies for contract management, biological assessment of waste and the reutilization of toxic waste.

Ferrovial, in line with its ongoing commitment to quality and the environment, continued to apply the production and management processes for which it obtained AENOR certification under the ISO 9001 and 14.001 standards six years ago.

IV. SHARE PERFORMANCE, TREASURY STOCK AND MAJOR SHAREHOLDERS

The world economic recovery and increased business profits permitted the Spanish stock exchange to close fiscal year 2003 up by 28.2%, following three straight years of losses in which the stock exchange lost 48%. Among the leading international stock exchanges, only the NASDAQ, with a 50% increase, surpassed the Spanish stock exchange's gain.

Ferrovial ended 2003 with a 15% appreciation. The shares, after rallying during the first three months, fell to 24 euros where they remained almost unchanged for the next six months. The upward push during the final weeks of the year saw the stock quoted at year-end at a historical high: 27.78 euros per share. The year-end capitalization was 3,818 million euros, placing Ferrovial in second place in the Spanish construction sector and third in Europe in terms of stock market capitalization.

Since its stock was listed on the stock exchange in 1999, the price has appreciated 21%, compared to a 23% drop of the Ibex-35.

Annual variation May 1999 - 2003

	1999	2000	2001	2002	2003	1999-2003
Ferrovial	-37%	-6%	45%	23%	15%	**21%**
Ibex-35	16%	22%	-8%	-28%	28%	**-23%**
Sector	-26%	-7%	26%	4%	25%	**13%**

2003 variations of Ferrovial, Ibex-35 and sectorial index



Construction Sector
Ibex-35
Ferrovial
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
28,2%
25,4%
15,0%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec



Trading volume (Mn euros)
Annual average (Mn euros)
Share price
Share price (euros)
Trading volume (Mn euros)
27/2 2002 earnings
29/3 1Q earnings
16/4 tender offer Amey
23/5 Acquisition Belfast City Airport
18/7 Presentation Amey
29/7 1H earnings
29/8 Purchase of Cespa
4/11 3Q earnings
29
28
27
26
25
24
23
22
21
20
50
45
40
35
30
25
20
15
10
05
00
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03

Share Data

FERROVIAL HISTORICAL DATA	2003	2002	2001	2000	1999
Year-end	27.78	24.15	19.69	13.60	14.40
High	28.29	28.95	22.00	18.35	23.55
Low	21.91	19.70	13.53	11.75	14.20
Weighted average	24.62	24.70	18.58	14.23	20.17
Value traded in year	3,007.60	2,539.49	1,587.50	1,144.80	1,143.90
No. of shares traded (year)	122,158,971	102,641,026	85,425,146	80,475,919	56,710,300
Average daily volume (value)	12.0	10.2	6.3	4.6	6.8
Capital stock turnover	87%	73%	61%	57%	40%
Capitalization	3.897	3.387	2.762	1.908	2.047
No. of shares	140,264,743	140,264,743	140,264,743	140,264,743	142,132,147
Share par value	1 euro	1 euro	1 euro	1 euro	1 euro
Gross dividend per share*	0.60	0.67	0.41	0.28	0.20
Share multiples					
Net earnings per share (EPS)*	2.43	3.25	1.56	1.14	0.78
Book value per share	12.50	10.66	8.54	7.48	6.53
Price/book value	2.22	2.27	2.31	1.82	2.21
P/E ratio*	11.44	7.43	12.62	11.93	18.41
Total return to shareholder (%)	17.5%	26.1%	47.8%	-3.6%	-36.4%

* These values were significantly influenced in 2002 and 2003 by extraordinary income.

Dividend Policy

The payment of dividends by Ferrovial is decided on the basis of the financial position and the Company's growth prospects. Upon completion of a normal business cycle, the dividend per share will be about 25% of the income per share, calculated on the basis of the year's net income. Since the shares were listed on the stock exchange in 1999, the gross dividend has risen from 0.20 euros per share to 0.60 per share in 2003.The dividends paid to shareholders have thus tripled since 1999.



(*)
0.60
0.47
0.41
0.28
0.20
'99
'00
'01
'02
'03

(*) In 2002, an extraordinary dividend of 0.20 euros per share was paid following the sale of 40% of Cintra.

Treasury Stock

The treasury stock situation at 31 December was:

	2003	2002
No of shares	1,161,637	3,104,917
% of capital	0.83%	2.22%
Cost per books	14,949,000 euros	47,234,000 euros
Cost per share	15.15 euros	15.21 euros

1,943,580 shares of treasury stock were sold in 2003 generating a gain of 18.1 million euros.

Shareholder Structure

SHAREHOLDER	COUNTRY	NO. OF SHARES	% OF CAPITAL
CONTROLLING SHAREHOLDERS	**SPAIN**	**81,785,989**	**58.3%**
TREASURY STOCK	**SPAIN**	**1,161,637**	**0.8%**
Fidelity Investment Services Ltd.	UK	1,499,680	1.1%
American Century Investment Mgmt.	USA	1,119,425	0.8%
Fidelity Management & Research	USA	1,101,237	0.8%
College Retirement Equities Fund	USA	1,093,147	0.8%
Threadneedle Asset Management Ltd.	UK	791,587	0.6%
Schroder Investment Management Ltd.	UK	685,388	0.5%
Santiago Bergareche Busquets	Spain	601,858	0.4%
Santander Central Hispano Gestión	Spain	682,911	0.5%
SG Asset Management UK Ltd.	UK	404,670	0.3%
William Blair & Company, L.L.C.	USA	376,800	0.3%
BBVA Gestión, S.A., S.G.I.I.C.	Spain	371,366	0.3%
TOTAL		**93,332,565**	**66.5%**

* Obtained from Bloomberg as of January 2004.

BREAKDOWN OF CAPITAL


Minority shareholders 12%
Controlling shareholders 58%
Institutional 29%
Own shares 1%

BREAKDOWN OF INSTITUTIONS BY COUNTRY


Continental Europe 18%
United Kingdom 30%
USA 28%
Spain 23%
Canada 1%

TICKER SYMBOLS

Bloomberg: FER SM

Reuters: FER.MC

INDEXES IN WHICH FERROVIAL IS INCLUDED

IGBM

Madrid Stock Exchange Construction Index

IBEX-35

IBEX Industrial and other

Bloomberg European 500

Bloomberg European 500 Construction and Engineering

Bloomberg European Industrials Index

DJ Euro Stoxx Price Index

DJ Euro Stoxx Construction

DJ Stoxx 600

DJ Stoxx 600 Construction

Morgan Stanley Capital International (MSCI)

SOCIAL RESPONSIBILITY INDEXES

DJSI - Dow Jones Sustainability Index

Ethibel

ASPI Eurozone®

The Corporate Governance Authority

Composition and functions

In 2003, the Audit and Control Committee had four members, one change having been made to its composition which was the replacement of Profesa Investment BV by Casa Grande de Cartagena S.L., represented by María del Pino y Calvo-Sotelo, in accordance with the resolution passed at the 2003 General Meeting of Shareholders relative to the Board of Directors.

All committee members are therefore still external directors.

With regard to its functions, the General Meeting of Shareholders held in 2003 approved the amendment of the bylaws to bring them into compliance with Finance law. Subsequently, the Board of Directors Regulation of Grupo Ferrovial S.A., approved on the 25th of July 2003, broadened the Committee's responsibilities to include the following, among others:

- To participate in the process of appointing or replacing the internal audit manager.
- To periodically analyze and evaluate the main business risks and the systems in place for managing and controlling them.
- To establish a procedure for evaluating the services provided by external auditors.

The Committee met six times in 2003.

Activities

Financial Information

An important part of the work of the Audit and Control Committee consists of reviewing the financial information of the Ferrovial Group before it is submitted to the Board of Directors.

In analyzing this information, the Committee has had access to the Corporate Finance Department and the Internal Audit Department, as well as the Company's external auditors.

External Auditors

A new external auditing firm, PriceWaterhouse Coopers, was chosen for fiscal year 2003.The selection process was supervised by the Committee directly, as indicated in the 2003 report.The Committee has verified that the transition from one firm to the other was satisfactory.

In 2003, the new external auditors explained their work plans for the fiscal year and in 2004 they have appeared before the Committee to report on their review of the financial statements.

Rules of the Board of Directors and Internal Code of Conduct

The Committee studied the different drafts of both texts and supervised the text that was presented to the Board of Directors for approval.

Both the Board of Directors Regulation and the Internal Code of Conduct were approved by the Board of Directors at its meeting on 25 July 2003.

The Committee has subsequently reported on the actions taken to implement these regulations following approval.

Risk Analysis and Control Systems

The Committee continued its analysis, which began in 2002, of the risks faced by the Ferrovial Group and the systems in place for controlling them.

The Committee studied the conclusions drawn from a series of projects relative to risks and risk control systems.These projects consisted of:

- Identifying and describing the principal risks to the Ferrovial Group,
- Explaining the management systems used to control these risks,
- Specifying the procedures under study or in the process of being prepared to reduce their effects and improve risk management quality.

The Committee has asked the Company to review this work every six months and draft it every year and to notify it of any significant change which may occur during the course of the work.

The Committee was updated on the implementation of the conclusions, such as the review of insurance contracts and advances in quality and safety systems.

The Committee is aided by the Quality and Environment Department. This Department, which was created in 2003 and reports directly to the CEO, will coordinate the work on risks. The head of the Department is expected to attend the meetings of the Audit and Control committee to keep it duly informed.

Other Activities

The Committee suggested the possibility of monitoring new projects and companies that join the Ferrovial Group and has been informed of the activities and plans of the external auditors for fiscal year 2004.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

Thousand of euros

ASSETS	2003	2002
DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	**5,054**	**9,199**
FIXED AND OTHER NONCURRENT ASSETS	**6,919,696**	**5,753,889**
Start-up expenses (Note 7)	10,988	9,404
Intangible assets (Note 8)	202,018	147,657
Intangible assets and rights	247,928	170,069
Provisions and accumulated amortization	(45,910)	(22,412)
Tangible fixed assets (Note 9)	5,818,219	4,878,107
Concession companies assets	5,322,314	4,614,004
Land and buildings	240,159	188,999
Plant and machinery	554,048	298,790
Other tangible fixed assets	355,568	104,558
Provisions and accumulated depreciation	(653,871)	(328,244)
Long-term financial investments (Note 10)	873,522	671,487
Investments accounted for by the equity method	331,724	351,812
Long-term investment securities	156,223	123,887
Loans to companies accounted for by the equity method	1,170	954
Other loans	399,824	209,363
Provisions	(15,418)	(14,529)
Parent company shares (Note 16)	14,949	47,234
CONSOLIDATION GOODWILL (Note 10)	**1,270,465**	**355,724**
DEFERRED EXPENSES (Note 11)	**1,193,575**	**875,422**
CURRENT ASSETS	**5,162,956**	**4,272,350**
Called up share capital not paid	556	
Inventories (Note 12)	1,442,324	1,213,919
Accounts receivable	2,562,274	1,982,125
Trade receivables for sales and services (Note 13)	2,121,161	1,612,179
Receivable from companies carried by the equity method	1,231	1,342
Other accounts receivable (Note 14)	578,074	454,422
Provisions (Note 15)	(138,193)	(85,818)
Short-term financial investments, cash and cash equivalents (Note 21)	1,097,022	1,013,645
Concession companies	420,955	293,392
Other companies	676,067	720,253
Accrual accounts	60,780	62,661
TOTAL ASSETS	**14,551,747**	**11,266,584**

LIABILITIES	2003	2002
SHAREHOLDERS' EQUITY (Note 16)	**1,753,943**	**1,494,577**
Capital stock	140,265	140,265
Share premium	193,192	193,192
Reserves for own shares	14,949	47,234
Other reserves of the parent company	536,675	236,940
Unrestricted reserves	506,674	213,490
Restricted reserves	30,001	23,450
Reserves at fully consolidated companies	647,686	533,601
Reserves at companies accounted for by the equity method	(20,608)	(3,419)
Translation differences	(68,153)	(81,554)
Interim dividend paid during the year	(30,646)	(27,501)
Income attributable to the parent company	340,584	455,819
Consolidated income	449,494	477,001
Income attributed to minority interests	108,910	21,182
MINORITY INTERESTS (Note 17)	**907,567**	**774,312**
NEGATIVE CONSOLIDATION DIFFERENCE (Note 18)	**9,401**	**9,195**
Fully consolidated companies	4,166	9,195
Equity method consolidated companies	5,235	
DEFERRED REVENUES (Note 19)	**145,206**	**68,778**
Capital subsidies	35,914	21,245
Exchange gains	18,668	12,204
Other deferred revenues	90,624	35,329
PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 20)	**423,812**	**289,441**
Reversion fund	70,936	46,879
Other provisions	352,876	242,562
LONG-TERM DEBT	**6,016,459**	**4,816,558**
Financial debt (Note 21)	5,487,714	4,315,299
Debentures and other marketable debt securities toll road and airport concession-holders	2,949,311	2,853,580
Payable to credit institutions	2,538,402	1,461,719
Concession companies	2,089,193	1,146,835
Other companies	443,882	309,588
Other financial debt from other companies	5,327	5,296
Non Financial Debts (Note 22)	528,746	501,259
Other long-term debt	447,813	420,393
Uncalled capital payments payable	6,613	(15)
Associated companies	6,419	
Other companies	194	(15)
Notes payable	74,319	80,881
CURRENT LIABILITIES	**5,295,358**	**3,813,723**
Financial Debt (Note 21)	1,130,293	393,842
Debentures and other marketable debt securities toll road and airport concession-holders	202,433	41,354
Payable to credit institutions	927,860	352,488
Concession companies	109,587	249,472
Other companies	815,229	99,320
Other financial debt from other companies	3,045	3,696
Trade payables	3,875,645	3,230,435
Payable to associated companies (Note 23)	45,174	33,232
Trade Account payable (Note 23)	3,152,694	2,584,991
Other non trade payables (Note 23)	677,777	612,212
Operating provisions (Note 15)	254,748	150,314
Accrual accounts (Note 23)	34,672	39,132
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**14,551,747**	**11,266,584**

The accompanying Notes 1 to 41 are an integral part of the 2003 consolidated balance sheet.

2003 AND 2002 CONSOLIDATED STATEMENTS OF INCOME

	2003	2002
		Thousands of euros
Net sales (Note 26)	6,025,899	5,040,224
Increase in finished goods and work-in-process inventories	226,671	153,389
Capitalized expenses of group work on fixed assets	32,495	21,045
Inventories included in fixed assets	165	995
Other operating revenues	6,425	14,193
TOTAL OPERATING REVENUES	**6,291,655**	**5,229,846**
Cost of materials used and other external expenses	3,534,094	2,720,091
Personnel expenses	1,083,769	663,116
a) Wages, salaries and similar expenses	913,994	542,589
b) Employee welfare expenses	169,774	120,527
Depreciation and amortization expense and reversion fund	144,282	103,132
Variation in operating provisions	126,653	63,403
Other operating expenses	787,992	1,195,121
TOTAL OPERATING EXPENSES	**5,676,790**	**4,744,863**
OPERATING INCOME (Note 27)	**614,866**	**484,983**
Financial revenues from financial investments	42,815	24,522
Concession companies	22,842	3,412
Other companies	19,973	21,110
Other financial revenues	33,371	35,763
TOTAL FINANCIAL REVENUES	**76,186**	**60,285**
Financial expenses from financial debt	103,145	55,053
Concession companies	72,222	38,020
Other companies	30,923	17,033
Other Financial expenses	44,837	29,979
TOTAL FINANCIAL EXPENSES	**147,982**	**85,032**
Financial loss of concession companies	(49,380)	(34,608)
Financial gain (loss) at other companies	(22,416)	9,861
FINANCIAL LOSS (Note 28)	**(71,796)**	**(24,747)**
Share in income of companies carried by the equity method (Note 10.a)	4,765	12,416
Amortization of goodwill in consolidation (Note 10.e)	44,247	23,962
INCOME FROM ORDINARY ACTIVITIES	**503,588**	**448,690**
Capital subsidies transferred to income for the year (Note 19)	225	225
Gains on fixed assets (Note 29)	25,629	410,785
Extraordinary revenues or income	110,357	20,675
TOTAL EXTRAORDINARY REVENUES	**136,212**	**431,685**
Variation in provisions of fixed assets (Note 10.b)	3,888	6,165
Losses on fixed assets (Note 29)	4,030	2,091
Extraordinary expenses and losses	25,777	187,854
TOTAL EXTRAORDINARY EXPENSES	**33,695**	**196,110**
EXTRAORDINARY INCOME (Note 29)	**102,517**	**235,575**
CONSOLIDATED INCOME BEFORE TAXES (Note 30)	**606,104**	**684,265**
Corporate income tax (Note 24)	156,611	207,264
CONSOLIDATED INCOME FOR THE YEAR	**449,493**	**477,001**
INCOME ATTRIBUTED TO MINORITY INTERESTS (Note 17)	**108,910**	**21,182**
INCOME FOR THE YEAR ATRRIBUTED TO THE PARENT COMPANY (Note 31)	**340,584**	**455,819**

The accompanying Notes 1 to 41 are an integral part of the 2003 consolidated statement of income.

NOTES TO 2003 CONSOLIDATED FINANCIAL STATEMENTS
GRUPO FERROVIAL, S.A. AND SUBSIDIARIES

1. DESCRIPTION OF THE COMPANIES AND SCOPE OF CONSOLIDATION

a) COMPANIES COMPOSING THE GROUP AND THEIR BUSINESS OPERATIONS

The Ferrovial Group, hereinafter the Ferrovial Group or Ferrovial, comprises Grupo Ferrovial, S.A., which is the Parent Company, and its subsidiaries and associated companies, which are detailed in **Exhibit V.**

Through these companies, the Group engages mainly in the following lines of business:

a) **Construction** and execution of all types of public and private works in Spain and abroad, operating mainly through Ferrovial Agromán, S.A., the company that heads this business division. As regards activities abroad, noteworthy are those carried on in Poland through Budimex, S.A. and its investees, the leading construction group in this market, in which the Group has a 59.06% holding. Budimex's shares are listed on the Warsaw Stock Exchange.

b) **Infrastructure.** This activity is carried on through the development and management of toll roads, parking lots and airport concessions in Spain and abroad. Ferrovial Infraestructuras S.A. currently heads the toll road, parking lots and airport business while Cintra, S.A. which is 40% owned by Macquarie Infrastructure Group (hereinafter MIG) heads the toll road business.

c) **Property development** in Spain and abroad, condominium management and real estate brokerage. These activities are performed through Ferrovial Inmobiliaria, S.A. and its investees.

d) **Services.** In 2003, this business division substantially increased its significance with respect to the group's business due to the purchase of Cespa, S.A. and the UK company Amey, Plc., as is discussed in note (1) b) Variations in the consolidation scope.

Following these acquisitions this division's business is divided as follows:

- Infrastructure Maintenance. Through Grupisa, S.A. in Spain and Amey, Plc. in the UK.
- Facility management. Mainly through Ferrovial Servicios, S.A. in Spain and Amey, Plc. in the UK.
- Urban services, particularly waste collection and treatment. Through Ferrovial Servicios, S.A. and Cespa, S.A..

b) VARIATIONS IN THE SCOPE OF CONSOLIDATION

The main changes in the scope of consolidation in 2003 were as follows:

SERVICES

- In May 2003 the UK corporate group headed by Amey Plc. was acquired. The group engages in infrastructure maintenance, facility management and infrastructure development as well as private funding management and services to public authorities. The price paid for 100% of this company amounted to €119,421 thousand.

  With respect to the subsidiaries, noteworthy because of its significance is Amey Ltd's 33% ownership interest in the capital of Tube Lines Holdings Ltd., which holds an administrative concession for the upkeep, maintenance and renovation of three London Underground Lines.

  The Amey group was included in the consolidation for the first time with effect 1 June 2003 and has been fully consolidated since then. The ownership interest in Tube Lines Holdings Ltd. is proportionally consolidated.

- On 29 August 2003 Ferrovial entered into an agreement for the purchase of the entire capital stock of Cespa, S.A, the parent company of a group specializing in urban services and waste treatment and with a 25% ownership interest in Ecocat, S.L. a company engaged in special industrial waste treatment, and Trasa, S.A., a company with an additional 25% ownership interest to that indicated above (Ecocat, S.L).The purchase of Cespa, S.A. was completed following clearance from the anti-trust authorities on 5 November, for €501,539 thousand which could vary on the basis of the final value of the company's shareholders' equity at 30 September 2003.The consolidation of this company's financial statements commenced with effect 1 October.

  Trasa, S.A. was acquired by Ferrovial in January 2004, as described in note 40 to these financial statements on subsequent events.

INFRASTRUCTURE

- In March 2003 the consortium formed by Ferrovial Infraestructuras, S.A. (the concession subsidiary of the Ferrovial Group) and the local construction company SIAC entered into a contract for the N4/N6 Kinnegad Kilcock Motorway concession with the Irish Ministry of Transport and the NRA -National Roads Authority-.This project represents a total forecast investment of €400 million and the concession period runs for 30 years.

  Eurolink Motorway Operation, Ltd., which was awarded the concession of the N4/N6 motorway, was consolidated for the first time with effect 1 June 2003. Cintra, S.A. has a 93% ownership interest in this company.

- In May 2003 Grupo Ferrovial (through its subsidiary Ferrovial Aeropuertos, S.A.) acquired 100% of the concession holder of Belfast airport (Northern Ireland).This investment amounts to €33,718 thousand for all shares in Belfast City Airport Plc., which is the concession holder of the airport management contract for a period of 125 years (1989-2114). Of the total investment, €22,717 thousand was invested by Grupo Ferrovial while the remainder amounting to €10,983 million was financed through the project's actual flows.

  Belfast City Airport Plc was consolidated for the first time with effect 1 June 2003.

- In July 2003 Grupo Ferrovial increased its ownership interest in Sydney Airport by €10,511 thousand. Following this new acquisition, the ownership interest in this company is 20.68% as compared with 19.6% in June 2003.

2. BASIS OF PRESENTATION AND CONSOLIDATION

a) ACCOUNTING PRINCIPLES

The accounting principles and standards established by current Spanish corporate law were applied in preparing the consolidated financial statements.

The European Union, in accordance with the European Council agreement reached in Lisbon in March 2000, established the objective of drawing up uniform regulations on the preparation by listed companies of financial information in any of its Member States. As a result of this agreement, European Parliament Regulation 1606/2002 established the obligation to apply International Accounting Standards (IAS), approved by the International Accounting Standards Board (IASB), from 2005 for the consolidated information of listed Groups in European Union Member States.

On 16 July 2003 the European Union Regulatory Committee of Accounting approved the International Accounting Standards, except for IAS 32 and IAS 39 on financial assets.

In this respect, as mentioned in the notes to the previous year's financial statements, although the accounting principles and standards laid down in current Spanish corporate law have been applied in these financial statements (see note 4), the disclosures provided have been amplified in order to comply with IAS information requirements, including , in particular, those relating to:

- Detail by business segment and geographical area, stipulated in IAS 14, which is expanded on in these notes to the financial statements by including a balance sheet and income statement by business division and by including details, by business division, in the main balance sheet and income statement captions and in Note 32 relating to cash flow. Also, a detailed explanation is provided of the methods used in the recognition of the revenues and expenses of each of the Group's business divisions (see Note 4-w.).

- The Cashflow Statement which is presented in Note 32.

- Statement of changes in equity stipulated in IAS 1 and which is presented in Note 16.
- Information relating to financial risks and hedging which is presented in Notes 5 and 21.
- Information on remuneration systems linked to the share price, stipulated in IAS 19 and which is presented in Note 35.
- Information on the evolution of earnings per share, stipulated in IAS 33 and which is included in Note 31.
- Information on transactions with related companies, stipulated in IAS 24, and which is presented in Note 37.This information requirement is also stipulated in Article 36 of Law 44 / 2002, on Financial System Reform Measures and Ministry of Finance Order 3722/2003 of 26 December 2003 on the Annual Report on corporate governance and other information instruments in public limited companies. In addition, Note 38 includes the information required under Article 127.3.4 of the Spanish Corporations Law.

b) TRUE AND FAIR VIEW

The consolidated financial statements, which were prepared from the 2003 accounting records of Grupo Ferrovial, S.A. and its subsidiaries, are presented in accordance with generally accepted accounting principles and, accordingly, give a true and fair view of the consolidated Group's net worth, financial position and results of its operations.

These financial statements were approved by the Board of Directors on February 27, 2004 and it is considered that they will be approved by the Shareholders' Meeting on March 26, 2004 without any changes.

c) CONSOLIDATION PRINCIPLES

The companies directly or indirectly more than 50% owned by Grupo Ferrovial, S.A. and/or whose management is effectively controlled by it were fully consolidated.

The equity of minority interests in the net worth and results for the year of the fully consolidated subsidiaries is presented under the "Minority Interests" caption in the consolidated balance sheet and the "Income Attributed to Minority Interests" caption in the consolidated statement of income, respectively.

The financial statements of subsidiaries, whose accounting records are denominated in a currency other than the euro, included in the consolidation, are translated to euro by applying the year- end exchange rates to the assets and liabilities, except for the equity of and investments in Group and associated companies, which are stated at the exchange rate prevailing when they joined the Group . Earnings are translated at the average exchange rate for the year.The difference resulting from the translation process as described above is recorded under Shareholders' Equity as "Translation differences ".

The companies directly and indirectly not more than 50% owned and over which there is significant management influence (associated companies) are accounted for by the equity method in the consolidated balance sheet, differentiating the ownership interest in the equity of these companies which is recorded under "Reserves in associated companies" and the share in results for the year which is reflected as "Share in Losses/ income of Companies accounted for by the Equity Method".

Those companies which are jointly managed by the Group and a third party are proportionally consolidated.

Lastly, those minority-owned companies over which the Parent Company is not deemed to have significant management influence, and those which are not material or in which the investment is not held on a long-term basis (see Note 10), are carried at cost.The related allowance for diminution in value is recorded on the basis of the underlying book value of the holdings, adjusted by the amount of the unrealized gains disclosed at the time of acquisition and still existing at the subsequent valuation date. Should the estimated realizable value of these holdings be lower than the book value, the appropriate provision is recorded for the difference.

The 2003 individual financial statements of the consolidated companies and the accompanying consolidated financial statements have not yet been approved by the respective Shareholders' Meetings. However, the companies' directors expect them to be approved without any changes.

Details of the method used to consolidate each of the companies of the Ferrovial Group are set out in **Exhibit V.**

d) COMPARABILITY

For purposes of comparison, the figures for 2002 are included in these Notes. The necessary reclassifications have been made to the 2002 figures to ensure comparability with current year presentation.

3. DISTRIBUTION OF PROFITS

At its meeting of October 30, 2003, the Board of Directors of the Parent Company resolved to distribute an interim dividend of €0.22 per share out of 2003 income. This dividend was paid on November 14, 2003 and amounted to €30,646 thousand, excluding the shares of treasury stock held at the date of distribution. For this purpose, the liquidity statement stipulated in Article 216 of the revised Corporations Law was prepared.

The proposal to distribute 2003 income also includes:

• The distribution of a final dividend of €0.38 per share, excluding the shares of treasury stock held at the date of the Shareholders' Meeting

• The remaining income will be appropriated to voluntary reserves.

• No appropriation has been made to the Legal Reserve as the balance of this reserve is equivalent to 20% of the company's capital.

Consequently, a total dividend of €0.60 per share would be distributed.

4. ACCOUNTING POLICIES

4.a) CONSOLIDATION GOODWILL

Goodwill is defined as the positive difference between the cost of an investment and the underlying book value at the date of the investee's inclusion in the Group, net of the amount of asset revaluations or liability value adjustments directly allocated to the subsidiary's or associated company's assets and liabilities. Goodwill is amortized systematically as and in the period during which it contributes to the obtainment of revenues, over a maximum period of 20 years.

4.b) NEGATIVE CONSOLIDATION DIFFERENCE

Negative consolidation difference is defined as the negative difference between the cost of an investment and the underlying book value at the date of the investee's inclusion in the Group, net of the asset revaluations or liability value adjustments directly allocated to the subsidiary's or associated company's assets and liabilities.

4.c) UNIFORMITY OF ITEMS

In order to uniformly present the items included in the accompanying consolidated financial statements, uniform criteria were applied to the individual financial statements of the consolidated companies.

The main uniformity adjustments relate to the adaptation of the toll road concession-holders abroad to the Ministerial Order dated December 10, 1998, enacting the regulations for the adaptation of the Spanish National Chart of Accounts for toll road concession-holders. In cases where these uniformity adjustments had a material effect, appropriate disclosure is made in the related note to consolidated financial statements.

Additionally, this year mention should be made to the uniform criteria applied to the consolidation of the UK Amey group. Particularly noteworthy are the criteria used to consolidate Tube Lines Holdings Ltd. This company and its investees are consolidated in the United Kingdom using the "gross equity method", which entails recognizing the income statement through the proportional consolidation method whereas balance sheet items are recognized at a net amount similar to recognition under the equity method. In the accompanying financial statements these criteria have been brought into line with Spanish accounting standards and balance sheet items have also been accounted for by the proportional consolidation method.

4.d) START-UP EXPENSES

Start-up expenses basically include start-up and capital increase expenses.They are stated at the acquisition price of the services involved. Start-up expenses are amortized on a straight-line basis over five years.

4.e) INTANGIBLE ASSETS

Intangible assets are recorded at acquisition cost or production cost.

Intangible assets are amortized on a straight-line basis in the case of administrative concessions over the concession period, and in the case of rights on leased assets and other items over their useful lives in a maximum period of five years. Assets and rights paid by Cintra Chile S.L. arising from the concession agreements of its subsidiaries are amortized by applying the percentage resulting from dividing the actual toll road traffic by the total projected traffic for the concession period.

4.f) TANGIBLE FIXED ASSETS

Tangible fixed assets are carried at cost, revalued at certain companies pursuant to Royal Decree-Law 7/1996.

The net increase in value resulting from the 1996 revaluation is being depreciated over the tax periods remaining in the useful lives of the revalued assets.The effect on depreciation of each year is not material.

Regular upkeep, maintenance and repair expenses are expensed currently.The costs of tangible fixed asset renewals, expansion or improvements are capitalized only if they lead to increased capacity or productivity or to a lengthening of the useful lives of the assets.

In-house work on tangible fixed assets is valued, for each investment, by adding to the price of the materials used the direct or indirect costs allocable to the investment.

"Investments in concession-holders" relates to fixed asset investments in transport infrastructure concession holders (toll roads, airports and the London Underground).The main item under this caption is the cost value of the infrastructures with respect to both sections in operation and sections under construction.This caption also includes the technical and financial studies, designs, expropriations, indemnities and reinstatement of services and easements, construction work and installations, management and administration expenses, interest incurred over the construction period and payable to financing sources which are effectively funding the toll road investment and all the costs required for the construction work incurred before the toll road is ready for operation.

Although under current accounting legislation, these assets should be recorded as tangible fixed assets, there is a number of characteristics to be borne in mind that limit concession companies' control over them:

- These assets are mostly owned by the granting government from the time of construction .
- The concession holder holds solely the right to exploit the asset during the concession period subject to the terms and conditions laid down by the granting government.The operating right is usually arranged through the collection of a toll (explicit, shadow toll) for the use of the infrastructure.This toll and the conditions for its annual update are normally set by the Government.
- At the end of the concession period, these assets must revert to the Government.The assets' useful lives far exceed the concession period.

The Group companies depreciate mainly their machinery, plant and tools by the declining-balance method.The other tangible fixed assets of the consolidated companies are depreciated by the straight-line method over the years of estimated useful life of each asset.

The consolidated companies depreciate their tangible fixed assets basically over the following years of useful life:

	Years of Estimated Useful Life
Buildings and other structures	10 - 50
Machinery plant and tools	3 - 20
Furniture and fixtures	3 - 15
Transport equipment	3 - 7
Other tangible fixed assets	3 - 8

4.g) DEFERRED EXPENSES

This caption includes mainly:

- The amount of interest incurred on the financing of the investment in toll roads already in operation in excess of that effectively allocated to income as described in section 4.w.2.1.
- The deferred interest on bonds issued at a discount is stated as the difference between the reimbursement value and the amount received on the issue of such debts and is allocated to income, in the case of toll road concession-holders, by the method described in section 4.w.2.1.

4.h) CASH AND CASH EQUIVALENTS

This caption records short-term investments, which basically include investments in government debt securities and euro and foreign currency deposits, are carried at cost and are realizable on demand. The revenues earned thereon are recognized as period revenues by the interest method.

Cash balances and balances with financial institutions are also included.

Similarly, the balances in concession holders are distinguished from those in other Group companies.

4.i) MARKETABLE SECURITIES

Investments in unlisted nonconsolidated companies are carried at acquisition cost. Unrealized losses on these investments disclosed by a positive difference between acquisition cost and the lower of underlying book value (net of unrealized gains) or realizable value, are expensed currently and a balancing entry is recorded under the "Long-Term Investments – Allowances" caption in the consolidated balance sheet.

4.j) OPERATING ACCOUNTS RECEIVABLE AND PAYABLE

Short- and long-term operating accounts receivable and payable are recorded at face value. Interest on interest-bearing debt is recorded on an accruals basis.

4.k) INVENTORIES

Inventories are valued at the lower of cost or market price, except for land lots and unbuilt land that are valued at their acquisition cost revalued pursuant to Royal Decree-Law 7/1996. Cost is determined as follows:

- Raw and other materials acquired from third parties are valued at the lower of average acquisition cost or net realizable value.
- Ancillary project facilities are valued at acquisition cost less the depreciation taken on the basis of the amount of work completed.

The main investment under the "Inventories" caption relates to real estate developments. Below is a detailed description of the methods followed for the inclusion of the main cost items in the value of real estate inventories.

Land

Land is recorded at cost which, apart from the price paid for the land, includes the expenses incurred in the purchase (notary, registration, taxes, etc.), preparation expenses such as enclosure, earthwork, sewage and demolition work when required to perform new construction work from scratch and also expenses relating to inspection and surveying when carried out prior to land acquisition.

Construction

Production cost includes certificates and invoices relating to the construction work (including all permanent fixtures and elements), rates inherent in construction work, design and site management fees and settlement of expenses required for the declaration of new construction work and horizontal division.

Financial expenses

The capitalization of interest expenses accrued in relation to the acquisition of land and the construction of housing is permitted provided that the following conditions are complied with:

- Such capitalization is only permitted during the construction period, and, accordingly, it may only commence on request of the construction permit (which requires the prior approval of the basic project) and will end on completion of the construction work. In no event may interest expenses on land not incurred during the construction period be capitalized.
- Capitalization of interest expenses will only be permitted provided that specific external financing exists, and is only permitted up to the limit of the financial loss incurred by the Company carrying out the real estate development.

Commercial expenses

As a general rule, any commercial expenses, including advertising expenses or those relating to sales management, are recorded in the statement of income on an accruals basis and, accordingly, are not treated as an addition to inventories.

The recognition of sales fees in the statement of income may only be deferred at the time of delivery of the housing unit, provided that these fees consist of a fixed sum per unit sold and that there are sufficient guarantees as to their recovery should the asset not be delivered.

4.l) PARENT COMPANY SHARES

The Parent Company shares are valued at the lower of acquisition cost or market value. Market value is defined as the lower of average market price in the last quarter of the year or year-end price. The related restricted reserve is recorded under the "Shareholders' Equity" caption (see Note 16).

Similarly, in accordance with query 9 set out in Official Gazette of the Institute of Accountants and Auditors No. 48 of December 2001, the appropriate provision is recorded by charge to reserves in the event that the cost value is higher than the underlying book value in the Consolidated Group in order to cover the effect of a possible capital reduction.

In any valuation of net worth as of December 31, 2003, these balances must be deducted from the equity figure shown in the accompanying consolidated balance sheet.

The result of the sale of Parent Company shares is recorded in the statement of income as Extraordinary Income or Expense for the year (see Note 29).

4.m) SUBSIDIES

Subsidies are recorded at the amount received. Capital subsidies granted and collected are allocated to period income in proportion to the decline in value of the subsidized assets.

4.n) OBLIGATIONS TO EMPLOYEES

Under current labor regulations, the consolidated companies are required to pay severance to employees terminated under certain conditions.

The "Other Nontrade Payables" caption in the accompanying consolidated balance sheet as of December 31, 2003, includes a provision of approximately €5,849 thousand to cover the cost, pursuant to current legislation, of terminations of temporary employees upon completion of the project for which they were hired.

4.o) PROVISIONS FOR CONTINGENCIES AND EXPENSES

Provisions are recorded for contingencies and other expenses at the estimated amount required for probable or certain third-party liability arising from litigation in progress and from outstanding indemnity payments or obligations of undetermined amount and sureties and other similar guarantees. These provisions are recorded when the liability or obligation giving rise to the indemnity or payment arises.

Also, estimated losses in value arising in the operations of fully or proportionally consolidated companies are recorded under this caption.

4.p) PENSION FUNDS

For the purposes of their accounting treatment, defined contribution plans (under which the company's obligation consists solely of contributing an annual amount) must be differentiated from defined benefit plans (under which employees are entitled to a specific benefit on the accrual of their pensions).

Under defined contribution plans, the amounts accrued are recognized annually as an expense while under defined benefit plans a provision is also recorded in the balance sheet in the caption "provisions for contingencies and expenses". This provision records the difference between the present value of the legal or contractual obligations under the pension plan, according to actuarial studies, and the value of the assets connected with the plan.

The differences resulting from actuarial estimates or changes in those plans classified as defined benefit plans would be allocated to the income statement systematically over the remaining working life of the plan's participants.

4.q) REVERSION FUND

The concession-holders are required to record an annual provision to the reversion fund to cover the net book value, on the concession expiration date, of the revertible assets that by their nature are nondepreciable or whose useful life exceeds the concession term, plus the estimated expense required to enable these assets to be returned in working condition, as established in the concession contracts.

Pursuant to a Ministerial Order dated December 10, 1998, enacting the regulations for the adaptation of the Spanish National Chart of Accounts for toll road concession-holders, the annual provision to the reversion reserve has been recorded uniformly and systematically in proportion to expected revenues (see Note 4.w.2.1).

4.r) CLASSIFICATION OF SHORT- AND LONG-TERM DEBT

In the accompanying consolidated balance sheets, debts maturing in under 12 months from the balance sheet date are classified as current liabilities and those maturing at over 12 months as long-term debt.

Debts are valued at repayment value, including the unmatured interest payable, which has a balancing entry in asset accounts and is classified on the same basis as the principal amount. Interest is recorded in the year in which it is incurred.

4.s) CORPORATE INCOME TAX

The Ferrovial Group has been filing consolidated tax returns since 1993.

The corporate income tax expense for each company included in the consolidated tax return is calculated at each company on the basis of its individual book income, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits, excluding tax withholdings and prepayments. The companies taxed on a consolidated basis in 2003 are included in Exhibit V.

4.t) FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currencies are translated to euros at the exchange rates ruling at the transaction date. The balances payable and receivable in foreign currencies at year-end were translated at the exchange rates then prevailing.

Unrealised exchange gains are recorded under Deferred income in the balance sheet. Exchange losses have been recorded under "Exchange losses " in the income statement.

4.u) DERIVATIVES

Transactions carried out by the Ferrovial Group using derivatives are regarded as hedging transactions.

The accounting treatment of these transactions regarded as risk hedging arrangements is as follows:

- Transaction costs: They are recognized in the income statement in the year in which they are incurred.
- Profit/ loss on the hedge: This is generally recognized in the income statement when the transaction takes place and the impact is recorded in the income statement under the same caption as the hedged risk.

Any transaction not considered a risk hedging arrangement (speculative transactions) is recorded directly under financial income/ expense at the time of accrual.

4.v) JOINT VENTURES

The financial statements of the Parent Company and its subsidiaries include the effect of the proportional consolidation of the joint ventures in which they participate.

The joint ventures were proportionally consolidated in each Group company's relevant balance sheet and income statement captions, based on each company's percentage of ownership therein.

The main amounts contributed by the joint ventures to the consolidated balance sheet and statement of income were as follows:

	Thousands of euros
TOTAL ASSETS	**956,036**
Fixed assets	78,497
Current assets	877,539
TOTAL LIABILITIES	**956,036**
Long-term liabilities	112,177
Current liabilities	843,859
NET SALES	**996,291**
NET INCOME	**67,842**

4.w) RECOGNITION OF REVENUES AND EXPENSES

Revenues and expenses are recognized on an accruals basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the companies only record realized income at year-end, whereas foreseeable contingencies and losses are recorded as soon as they become known.

Below is a specific detail of the method followed for the recognition of revenues and expenses in each of the areas of activity in which the Ferrovial Group operates.

4.w.1 CONSTRUCTION

General method for the recognition of earnings

The consolidated companies in the construction business use the so-called "construction priced listing" method to recognize the result on construction projects, within the general percentage-of-completion method established in the adaptation of the Spanish National Chart of Accounts for the construction industry.

This method may be used since all contracts include:

- a definition of each project unit that must be executed to complete the whole project;
- measurement of each of these project units and
- the price at which each unit is certified

The practical application of this method at the end of each month is as follows. In each construction project, the units completed are measured and valued at the price contracted for each.The resulting total is the amount of the construction work performed at the contractual price that should be recognized as project revenue from the inception.The difference with respect to the corresponding figure a month earlier gives the production for the month, which is the figure that is recorded as revenue.

Construction work costs are recognized for accounting purposes on an accruals basis, and the expenses actually incurred in the execution of the project units completed and those that, although they may be incurred in the future, have to be allocated to the project units now completed, are recognized as expense.

The application of this income recognition method is combined with the preparation of a budget made for each construction work contract by project unit.This budget is used as a key management tool in order to maintain detailed monitoring, project unit by project unit, of differences between actual and budgeted figures.

This budget also serves to anticipate possible future losses that may arise in unrealized project units. Any losses so identified are provisioned when they are foreseen, regardless of whether the project units have not yet been executed.

Recognition of changes to the prime contract

During performance of construction work, unforeseen events not envisaged in the prime contract may occur that increase the volume of work to be performed.

These changes to the contract initially entered into require the customer's technical approval and subsequent economic approval.This approval permits, from that moment, the issuance of certificates for and collection on this additional work.

The method adopted by the Ferrovial Group in this connection is not to recognize revenues arising from this additional work until approval thereof by the customer is reasonably assured.

However, the costs associated with these project units are recognized when they arise regardless of the degree of customer approval of the work.

Late-payment interest

Late-payment interest arises from delays in the collection of certification. Current legislation provides for the right to recognize the collection of this interest. However, normally the procedure for recognition and collection of this interest is complicated and in many cases collection occurs when the project is completed.

On the basis of the principle of prudence, the Ferrovial Group recognizes late-payment interest as revenues when there is absolute assurance as to its collection.

Such interest is recognized in the statement of income as financial revenues.

Depreciation of machinery

As regards the depreciation of site machinery, the Ferrovial Group distinguishes between the following:

- Machinery and other fixed assets acquired for a construction project and which in principle will only be used during the duration thereof.These assets are depreciated over the life of the construction project based on the work executed.This caption includes mainly small site machinery, hand and machine tools and site facilities. Only if the repurchase of the asset at a certain price is contractually assured is the difference between the initial acquisition cost and the repurchase price depreciated.

- Machinery acquired for central management from the machinery pool.This heading includes mainly large-scale civil engineering machinery.These assets are basically depreciated by the accelerated declining-balance method and, accordingly, the depreciation is greater in the initial years of asset life.

Other provisions

These include most notably:

- provisions for deferred charges

- provisions for contingencies and expenses

- provisions for doubtful customer receivables.

Deferred charges are those normally incurred and paid on completion of construction work, such as those for withdrawal of facilities and machinery.The Ferrovial Group estimates these expenses on commencement of the work and from that time onwards the related provisions are recorded based on the work performed, so that on final completion of the project the recorded allowance is equal to the total amount considered necessary.

The method used by the Ferrovial Group to recognize **provisions for contingencies and expenses** consists of recording the amount considered necessary to cover any liability which may be incurred at precisely the time when it arises.

The method used by the whole Group is to record allowances for customer receivables as follows:

- Private-sector customers: allowance equal to 100% of the debt in the case of chapter 11-type insolvency proceedings, bankruptcy, legal claims or unpaid bills, promissory notes or checks. In the remaining cases debts more than six months old are analyzed individually and the required allowance is recorded to cover the estimated risk.

- Public-sector customers: in the case of past-due debts of municipal councils or those expressly agreed as being free from late-payment interest, the debt is written down by the amount obtained from applying to it the market interest rate for the time elapsed since maturity.

4.w.2. INFRASTRUCTURE

The three industries in which Ferrovial's Infrastructure Division operates are toll roads, airports and parking lots.

4.w.2.1. Toll roads

Only in the area of toll roads has Spanish accounting legislation laid down specific regulations, which were included in the Ministerial Order dated December 10, 1998, enacting the rules for the adaptation of the Spanish National Chart of Accounts for toll road concession-holders.

These regulations focus mainly, on the one hand, on the treatment of financial expenses incurred in the operating period and, on the other, on the amortization of investments made and provisions to the reversion fund.

These specific regulations are based on the characteristics of this industry, which are summarized as follows:

- This is a highly regulated industry. Prices are established by the Government in accordance with an Economic and Financial Plan which includes a forecast of the main aggregates in the economic and financial management of the project for the total life of the concession (investments to be made, financing thereof, projected revenues from toll road traffic, operating costs, financial expenses, etc.), as well as the assumptions and hypotheses applied in their calculation.

- In most cases the principle of risk and business venture on the part of the concession-holder coexists with the principle of assurance of the concession's economic and financial equilibrium on the part of the Government.

- The infrastructure projects generally require high volumes of investment (both initially and, to a lesser extent, for replacement purposes) and always give rise to negative cash flows in the construction years and in the first years of operation. A net contribution of funds by shareholders and lenders in this period is required, which gives rise to initial high financial leverage of the project, and to a significant temporary mismatch between financial costs (which decrease during the concession term as leverage decreases) and operating revenues (which increase during the concession term).

Financial expenses

A major factor in the financial expenses of toll road concession-holders is the differing treatment given to those incurred during construction of the toll road and to those incurred during the operating period.

Financial expenses incurred during the construction period:
These expenses are capitalized as an addition to the value of the toll road, in the same way as with any financial expense relating to the financing of a fixed asset under construction or assembly. The accounting method used for such capitalization in the statement of income was modified in 2002, as indicated in Note 26.

Financial expenses incurred after completion of construction:
As discussed previously, in accordance with the special characteristics of the industry, the Spanish National Chart of Accounts, stipulates that financial expenses accrued after completion of the construction period have to be charged to income in proportion to the projected revenues over the concession term.

As an essential prerequisite for the use of this method, reasonable evidence must exist that these expenses will be recovered through the rates charged in future years.

In this connection, the regulations deem there to be reasonable evidence that these expenses will be recovered through future years' rates if, apart from inclusion in the Economic and Financial Plan, the following two conditions are met:

- The possibility exists of obtaining future revenues of an amount which is at least equal to the financial expenses capitalized through inclusion of these expenses as costs permitted for the purpose of determining the rate.
- Evidence is furnished that future revenues will permit the recovery of past costs. On this point the regulator's intention must clearly be that future revenues should enable the recovery of at least the capitalized amounts.

Once these conditions have been met, the method used to record these financial expenses in the statement of income is as follows:

- The proportion of projected toll road revenues for each year to total projected revenues is calculated (on the basis of the concession's Economic and Financial Plan). If actual revenues for the year exceed projected revenues for the year, this proportion will be calculated by taking the actual revenue as the numerator.
- This proportion will be applied to the total projected financial expenses during the concession period to determine the amount of financial expenses that should be taken to the statement of income in the year.
- For each year the positive difference between the amount of the projected financial expense for the year per the accrual method and that resulting from the preceding calculation will be capitalized as "Deferred Expenses". Also, if the amount of the financial expenses in a given year differs from that envisaged in the Economic and Financial Plan for that year, the difference will be treated as an addition to or reduction of the financial expense for the year.
- These deferred charges are recorded in the statement of income as a financial expense from the time that the projected expense per the accrual method falls below that calculated by applying to the total projected financial expenses the ratio of revenues in 2003 to total projected revenues.

The regulations establish that should changes occur in the Economic and Financial Plan, based on extraordinary events that significantly modify the initial circumstances considered in the preparation of this plan, the effects of the change will be treated without adjusting the financial expenses charged to results in prior years. In this case, use will be made of the aforementioned method of allocation to the period remaining since approval of the new Economic and Financial Plan, taking into account that the amount of the capitalized financial expenses not yet taken to income should form part of total projected financial expenses.

Depreciation of fixed assets and reversion fund

Another basic characteristic of these companies is that they have to make significant investments in fixed assets, which are then subject to future reversion by the granting government.

The fixed assets include items whose useful life exceeds the concession period and nondepreciable assets. The full amount of the investment in the toll road on expiration of the concession should be depreciated in full, since at the end of this period it has to be delivered to the granting government for no consideration.

This means that different treatment is needed for the allocation to income of:

- The depreciation of the value of the depreciable assets whose useful life is lower than the concession term is charged to income on a straight-line basis over the useful life of the assets.
- Investments in assets whose useful life exceeds the concession term and nondepreciable assets. In this case, on expiration of the concession, the amount of the projected net investment of the concession period should be included as reversion reserve on the liability side of the balance sheet. This reserve is recognized in the statement of income over the term of the concession. In accordance with the revenue and expense matching principle, it is recognized in the proportion which results from taking the revenues in each year as a percentage of total projected revenues in the concession period, following the above-mentioned method for the allocation of financial expenses.

4.w.2.2. Airports

Unlike the toll road business, no specific accounting regulations have been laid down in the airport business.

Accordingly, in the case of airport companies, income is recorded for accounting purposes in accordance with general accrual methods. Under this method:

- Financial expenses are charged to the statement of income based on their accrual by the interest method, except for those expenses accrued during the construction period, which may be capitalized.

- Fixed assets are depreciated on the basis of the useful life of the asset.

4.w.2.3. Car Parks

The parking lot business division is divided as follows:

- Car parks for local residents

- On-street parking

- Off-street parking

Car parks for local residents

This business involves the construction of a parking lot whose spaces are sold directly to the end customer.

The accounting treatment is the same as that given to a real estate development and, in particular, the sale is not recorded until the parking space is delivered.

On-street parking

This is a public service, normally operated under a concession system.

The revenues are usually the hourly parking rates paid or the price paid for the public service by the municipal council.They are recorded when they become claimable.

In the case of concessions, the amount paid for the obtainment thereof is charged to the statement of income in the concession period.

Off-street parking

In this case revenues arise from the use of parking spaces owned by the company or held under an administrative concession.

These revenues are recorded, as in the previous case, as soon as they arise.

The fixed asset (parking lot) is depreciated on the basis of its useful life. For the nondepreciable part of the investment or the part whose useful life exceeds the concession term, a reversion reserve is recorded in order to recover, on expiration of the concession, the total amount invested.

4.w.3. Real Estate

Companies engaging in real estate development activities present a peculiarity with respect to other industries in the recognition for accounting purposes of sales and results, which is due to the time lag between the private sale agreement (usually when the property is in the construction phase) and the completion of the project and subsequent delivery of the property to the purchaser, which coincides in most cases with the signing of the public deed.

This peculiarity is easier to understand if it is kept in mind that the private sale agreement creates an obligation on the part of the buyer to pay the stipulated price and on the part of the seller to deliver the property with the agreed-upon specifications. However the property is not delivered to the seller and ownership is not transferred until the public deed is signed.

This peculiarity is included in the Adaptation of Valuation Standards of the Spanish National Chart of Accounts for real estate companies.

These regulations establish a minimum limit (80% completion of construction work) on when the income from sales made under a private agreement may be recorded. Above this 80% completion, the Spanish National Chart of Accounts permits the company to decide the moment of recognition and to recognize the result when all construction work has been completed and the property has been delivered to the owner (the general rule applicable to any sale of goods in accordance with the accruals principle).

Ferrovial Group companies engaging in real estate development activities recognize the sales and results of real estate developments when title is delivered to the buyer, which usually coincides with the formalization of the transaction in a public deed.

This method signifies that the development has been completed and, accordingly, that substantially all costs have been incurred. Therefore, the result of the sale is obtained immediately without the need for additional cost estimates.

As a balancing entry to the recognition of the sale, at this time the expense is recognized through the reduction in value of inventories being sold. The main items included as an addition to real estate development inventories are described in Note 4.k.

4.w.4. Services

Recognition of revenues

From the point of view of the result, the variable is the moment when services provided to third parties are recorded as revenues.

Below we detail the main aspects of this accounting entry for each type of service provided:

- **Urban Services** include mainly contracts and concessions at fixed prices. Revenues are recorded on the basis of the services provided. In the case of billings made more than once a month, the appropriate estimates of the services provided under these agreements are made, and the related revenues are recognized, regardless of whether the services have been billed or not. When services additional to those envisaged in the original contract are performed, they are only recorded when there is reasonable certainty as to their subsequent billing and collection, whereas expenses relating to these services are recorded as soon as they are incurred.

- In the case of **Facility Management**, revenues are recorded on an accruals basis. As regards additional services, a formal order is required to record such services as revenues.

- In the case of **Infrastructure Maintenance**, due to the nature of such projects the method of recording sales is similar to that used in construction projects: priced listing of the completed work detailing the units executed, to which the contractually agreed prices are applied. A peculiarity of infrastructure upkeep contracts is that they usually include the obligation to perform extraordinary work at the request of the customer, for which there is also a budget allocation within the contract itself. These projects are recorded as revenues only when approval of the completed work is considered to be assured.

Provisions

- In the specific case of maintenance contracts including a total guarantee of a building's fixtures, an estimate of the potential risk is made at the beginning of the contract and a monthly guarantee provision is recorded in order to cover the total estimated amount by the end of the contract. These estimates are reviewed periodically and the monthly provision is adjusted accordingly.

- Provisions for contingencies and expenses and allowances for customer receivables are recorded by the same method as that used in the construction business.

5. EXCHANGE RATE AND INTEREST RATE RISK-HEDGING POLICIES

In 2003, the Ferrovial Group continued to implement its strategy aimed at avoiding speculative positions and limiting both interest and exchange rate risks arising in the ordinary course of business.

Exposure to interest rate variations

It is important to distinguish between the interest rate risk relating to the financing of infrastructure projects (mainly toll roads and airports) and that arising from the Group's other activities.

The financing of infrastructure concession projects is characterized by being related to project flows, without any shareholder guarantees on completion of the construction phase. In this connection, when the project enters the operation phase the objective is to attempt to establish as far as possible a fixed interest rate or assure such a rate through hedging against possible interest rate variations, thereby avoiding possible subsequent modifications in the project's profitability as a result of such variations. These hedging mechanisms are included within the obligations frequently imposed by financial institutions. Note 21 to the financial statements indicates details of the financial costs applicable to the financing of each infrastructure concession project in which the Group participates, and of the interest rate hedging contracts entered into.

With respect to the Group's other activities, the variation in the Net Cash Position following the recent acquisitions, may lead Ferrovial to reconsider the possibility of fully or partly hedging its interest rate exposure. No type of hedging has been arranged to date as the main loan to finance the new acquisition is a bridging loan which will be refinanced in 2004 (see Note 21).

Exposure to exchange rate variations

The exchange rate risk-hedging policy aims to ensure that projected cash flows are not affected by exchange rate variations. Accordingly, hedging is specifically used for the following transactions:

- Multi-currency projects relating to transactions projected or to be performed: Such projects are defined as those in which collections and payments are not made in the same currency. The aim of hedging in such projects is to ensure that operating income (difference between collections and payments) is not affected by exchange rate fluctuations.

- Income of foreign subsidiaries and dividends or refunds of capital expected to be received from foreign subsidiaries. The aim in this case is to hedge projected short or medium-term flows.

- Cash of foreign subsidiaries: hedging of surpluses in those countries where there is a risk of significant currency variations.

- Long-term investments in currencies other than the euro (in respect of which the risk is reflected in the consolidated financial statements under variations in translation differences): in principle, this is an unhedged risk, the strategy being limited to flows to be distributed in the short to medium term.

Exchange rate hedging contracts at December 31, 2003, in relation to all amounts expressed in foreign currency other than the euro, are detailed below. It should be noted that the equivalent value in euros mentioned relates to their translation at the year end rate and not at the hedged rate:

- Through forward sales contracts, Cintra, Concesiones de Infraestructuras de Transporte, S.A. has hedged against fluctuations in the Canadian dollar the amount of the transfers expected to be received until 2004 from the concession-holder 407 ETR International Inc. for the refund of equity. The amount assured as of December 31, 2003 was 34,315 thousand Canadian dollars (approximately €21,140 thousand). Of this amount, 30,869 thousand Canadian dollars (€19,017 thousand) matures in 2004 and 3,446 thousand Canadian dollars (€2,122 thousand) in 2005.

  In addition, in 2003 Cintra S.A. performed four hedging transactions to cover possible fluctuations of the euro against the Polish zloty totaling 8,789 thousand zlotys (approximately €1,872 thousand), all maturing in 2004. The purpose of these hedges is to assure the exchange rate on the loan received from the subsidiary Autoestrada Poludnie S.A.

- Ferrovial Infraestructuras S.A. has implemented a hedging policy to assure the exchange rate of future dividends from Sydney Airport Corporation Ltd. Although at year-end no amount had been hedged, at the beginning of 2004 3,652 thousand Canadian dollars (€2,186 thousand) relating to the forecast dividend for 2004 has been hedged, with maturity in October 2004.

- As of December 31, 2003, Cadagua S.A. had various forward contracts to hedge fluctuations in the euro against the U.S. dollar and the Japanese yen, the currencies in which the collection and payment flows of a contract in Saudi Arabia are denominated. The amounts hedged total 13,324 thousand US dollars (€10,605 thousand) which fall due in 2004 and 567,290 thousand Japanese yen (€5,306 thousand) which fall due in 2004.

- Ferrovial Agromán, S.A. and Budimex, S.A. have forward contracts in proportion to their share in the Warsaw Airport project in Poland (60% and 40%, respectively) amounting to €38,500 thousand and 197,000 thousand zlotys, against fluctuations in US dollars, in order to hedge the risk under said contract, deriving from collection flows in US dollars and payment flows in euro and zlotys.

- Additionally, there are forward contracts in the Ferrovial Agromán – Budimex consortium for the S1 Expressway in Poland amounting to €16,981 thousand (currency in which collections are denominated) against fluctuations in the zloty.

- The Budimex Group has arranged hedges to cover possible fluctuations of the zloty against both the euro and dollar linked to certain contracts denominated in said currency. Foreign currency purchase-sales contracts, euro/zloty, have been concluded amounting to €25,566 thousand, US dollar / zloty amounting to €42,398 thousand and US dollar/ euro amounting to €28,017 thousand. Contracts were mainly concluded in 2003 and most mature in 2004 except for the dollar / euro hedges which mature in 2005.

- The accounting treatment of the exchange and interest rate hedges is described in Note 4.u.

6. IMPACT OF EXCHANGE RATE VARIATIONS IN ASSETS AND LIABILITIES

Except in those significant cases expressly referred to in these notes to the financial statements, the assets and liabilities of each Group company are generally denominated in the currency of the country in which its registered office is located. In this respect, the companies that contribute assets and liabilities denominated in currencies other than the euro are those in the table below:

COMPANY	ACTIVITY	% INTEREST	CURRENCY
Cintra Canada Inc (a)	Concessions	100%	Canadian dollar
407 International, Inc (a)	Concessions	67.09%	Canadian dollar
Grupo Budimex	Construction	59.06%	Polish zloty
Autoestrada Poludnie, S.A. (a)	Concessions	64.50%	Polish zloty
Cintra Chile, Ltda. (a)	Concessions	100%	Chilean peso
Autopista Collipulli Temuco (a)/(b)	Concessions	100%	Chilean peso
Autopista Temuco Rio Bueno (a)/(b)	Concessions	75%	Chilean peso
Autopista Santiago Talca (a)/(b)	Concessions	100%	Chilean peso
Talca Chillán, S.A (a)	Concessions	43.42%	Chilean peso
Aeropuerto Cerro Moreno	Concessions	100%	Chilean peso
Ferrovial Inmobiliaria Chile, Ltd.	Real estate	100%	Chilean peso
C. Agroman. Ferrovial, S.A.	Construction	100%	Chilean peso
Sydney Airport	Concessions	100%	Australian dollar
Ferr Sydney Airport Inv. Trust	Concessions	20.68%	Australian dollar
Cintra Airports Limited (CAL)	Concessions	100%	Pound sterling
TIDEFAST	Concessions	50%	Pound sterling
Bristol International Airport	Concessions	50%	Pound sterling
Belfast City Airport	Concessions	100%	Pound sterling
Amey Group	Services	100%	Pound sterling
Inversiones Técnicas Aeroportuarias, S.A.	Concessions	24.50%	Mexican peso
Estacionamientos Ríos Piedras, Inc	Concessions	74.94%	US dollar

(a) Ownership interest pertaining to Cintra, S.A., which is 60% owned by the Ferrovial Group.

(b) The concession-holders are Ruta de los Ríos Sociedad Concesionaria S.A. (Temuco Río Bueno toll road), Ruta de Araucania Sociedad Concesionaria S.A. (Collipulli Temuco toll road) and Autopista del Maipo S.A. (Santiago Talca toll road). In these notes to consolidated financial statements these three companies will be referred to by their names included in the table above.

An analysis of the variation in the main currencies with an impact on the Group in relation to the euro is as follows:

	YEAR END EXCHANGE RATE 1 EURO=CURRENCY		
	31/12/02	31/12/03	VARIATIONS
Canadian dollar	1.6552	1.6280	-1.64%
Chilean Peso	756.2800	745.0610	-1.48%
Polish zloty	4.0249	4.6869	16.40%
Pound sterling	0.6522	0.7024	7.70%
Australian dollar	1.8721	1.6705	-11.05%

The above variation has entailed an increase in the asset and liability items in the Group's balance sheet, particularly in those companies resident in Canada, Chile and Australia, and a fall in such items in Construction in Poland and services in the United Kingdom. The tables in the following notes to financial statements, which explain the variation in assets and liabilities, include a column relating to the effect of the exchange rate in those cases in which its impact is significant.

The net impact of the variation in assets and liabilities, after deducting the impact on minority interests, is included under the "Shareholders' Equity - Translation Differences" caption (see Note 16). This led to an increase in equity of €13,400 thousand in the year.

Set out below is equity (in euro million) expressed in foreign currency together with the type of currency and its significance with respect to the book value of consolidated equity:

	CONSOLIDATED EQUITY	% EQUITY GROUP
Canadian dollar	317,846	18.1%
Chilean Peso	121,697	6.9%
Polish zloty	55,103	3.1%
Pound sterling	-338,757	-13.4%
Australian dollar	235,695	19.3%
TOTAL	**391,584**	**22.3%**

7. START-UP EXPENSES

The variations in 2003 were as follows:

Thousands of euros

ITEM	BALANCE AT 31/12/02	CHANGES IN CONSOLIDATED GROUP	ADDITIONS/ DISPOSALS	AMORTIZATION	EFFECT OF EXCHANGE RATE	BALANCE AT 31/12/03
Start-up and capital increase expenses	**9,404**	146	4,511	-3,031	-41	**10,988**

The main additions for the year relate to "Capital increase expenses" in respect of the capital increases carried out by Autopista R-4 Madrid-Sur, C.E.S.A. amounting to €2,564 thousand and Inv. de Autopista del Sur, S.L. amounting to €688 thousand.

The variations in the consolidated figure relate to the inclusion of the Cespa Group's "Formation expenses".

The variations in the year in the balance of this caption in the consolidated balance sheet were as follows:

Thousands of euros

	BALANCE AT 31/12/02	CHANGES IN CONSOLIDATED GROUP	ADDITIONS	DISPOSALS	RECLAS.	EFFECT OF EXCHANGE RATE	BALANCE AT 31/12/03
Infrastructure	117,707		9,580	-365		1,344	128,266
Services	33,463	2,519	7,102				43,084
Other	2,326				995	-52	3,269
Administrative concessions	**153,496**	**2,519**	**16,682**	**-365**	**995**	**1,292**	**174,619**
Services	4,270	29,471	27,709	-667	-3,028	-13,447	44,308
Other	1,282		575	-94	-43		1,720
Rights on leased assets	**5,552**	**29,471**	**28,284**	**-761**	**-3,071**	**-13,447**	**46,028**
R&D expenses	1,095	-3	348	-45			1,395
Computer software & other intangible assets	9,926	11,093	8,955	-2,363	-995	-730	25,886
Total investment	**170,069**	**43,080**	**54,269**	**-3,534**	**-3,071**	**-12,885**	**247,928**
Amortization	**-22,412**	**-20,403**	**-5,642**	**818**	**1,362**	**367**	**-45,910**
TOTAL	**147,657**	**22,677**	**48,627**	**-2,716**	**-1,709**	**-12,518**	**202,018**

"Administrative concessions" include the payments made by the companies of the Ferrovial Group as consideration for the obtainment of certain administrative concession contracts.The main balance included under Administrative Concessions relates to Toll Roads while the largest amounts relate to those paid for the assets and rights related to the toll road concessions in Chile, the cost of which, net of amortisation at December 31, 2003, *amounts to €92,102 thousand.The variation in the consolidated figure under this heading results from the consolidation of the* Cespa Group.The amount involved totals €2,518 thousand.

The "Leased assets" caption records fixed asset investments financed through finance leases. Balances largely relate to the Services division and in particular, the investments contributed by Amey amounting to €40,742 thousand which basically relate to the vehicles and machinery used in the infrastructure upkeep activities carried out directly by Amey.

In this respect, noteworthy is that these investments, under UK criteria, are included in Tangible fixed assets in accordance with the nature of the asset, the relevant reclassification being made to Intangible fixed assets in Spain, pursuant to Spanish accounting legislation.

The detail of tangible fixed assets and of the related accumulated depreciation as of December 31, 2003, is as follows:

Thousands of euros

	BALANCE AT 31/12/02	CHANGES IN CONSOLIDATED GROUP	ADDITIONS	DISPOSALS	RECLAS.	EFFECT OF EXCHANGE RATE	BALANCE AT 31/12/03
INVESTMENT							
Concession companies assets	4,614,004	63,667	622,353	-1,593	-16,816	40,699	**5,322,314**
Land and buildings	188,999	50,273	657	-3,193	12,824	-9,401	**240,159**
Plant and machinery	298,790	215,905	16,981	-6,893	32,738	-3,473	**554,048**
Other fixtures, tools and furniture	104,558	252,251	45,831		-45,340	-1,732	**355,568**
TOTAL INVESTMENT	**5,206,351**	**582,096**	**685,822**	**-11,679**	**-16,594**	**26,093**	**6,472,089**
DEPRECIATION	**-327,162**	**-188,598**	**-102,009**		**-33,777**	**9,499**	**-642,047**
PROVISIONS	**-1,082**	**-6,554**	**-4,186**				**-11,822**
TOTAL	**4,878,107**	**386,944**	**579,627**	**-11,679**	**-50,371**	**35,592**	**5,818,220**

CONCESSION COMPANIES ASSETS

The main balance under the "Tangible Fixed Assets" caption is "Concession companies assets" which represented 91.48% of the total asset cost net of depreciation under this caption as of December 31, 2003.

This caption includes the investments in assets at transport infrastructure concession-holders (mainly construction work performed). These assets are used directly in operations and have sufficient risk coverage through the related insurance policies.

Most concession-holder assets relate to administrative concession contracts. As indicated in Note 4.f, in most cases, the assets are owned by the granting government from inception and the concession holder has a right to exploit them in order to recover the investment over the concession period, in accordance with the terms and conditions laid down by the granting government. Under the concession contract, these assets must revert to the Government at the end of the concession period.

The following table shows the balances of and variations in the investment in concession holders, by company:

Thousands of euros

	BALANCE AT 31/12/02	CHANGES IN CONSOLIDATED GROUP	ADDITIONS	DISPOSALS	RECLAS.	EFFECT OF EXCHANGE RATE	BALANCE AT 31/12/03
407 ETR International, Inc.	2,401,005		14,329			39,721	2,455,055
Autopista del Sol, C.E.S.A.	685,092				-16,816		668,276
Autopista Terrasa-Manresa, S.A.	213,623		2,809				216,432
Autopista Temuco Río Bueno.	159,364		9			2,400	161,773
Autopista Collipulli Temuco.	184,044			-1,593		2,694	185,145
Autopista Santiago Talca.	304,054		44,734			6,722	355,510
Autopista R-4 Madrid-Sur, C.E.S.A.(a)	199,737		313,873				513,610
Euroscut Norte Litoral, S.A.	23,247		41,869				65,116
Autopista Trados M-45, S.A.	95,480		1,723				97,203
Euroscut-Soc. Conces. Da Escut do Algarve, S.A.	208,915		63,279				272,194
Eurolink Motorway Operation (c)			127,294				127,294
Bristol International Airport, Plc (b)	133,638		1,433			-9,569	125,502
Belfast City Airport (d)		49,775				-659	49,116
Aeropuerto Cerro Moreno Soc Conc, S.A.	5,805		39			89	5,933
Tube Lines (e)		13,892	10,962			-699	24,155
TOTAL INVESTMENT	**4,614,004**	**63,667**	**622,353**	**-1,593**	**-16,816**	**40,699**	**5,322,314**
DEPRECIATION	**-52,229**	**-12,873**		**197**		**-191**	**-65,096**
TOTAL NET INVESTMENT	**4,561,775**	**50,794**	**622,353**	**-1,396**	**-16,816**	**40,508**	**5,257,218**

(a) Includes the balances of Inversora de Autopistas del Sur, S.L.
(b) Includes the balances of Tidefast, Ltd.
(c) Eurolink Motorway Operation consolidated in June 2003.
(d) Belfast City Airport consolidated in May 2003.
(e) Relates to the London underground upkeep contract Tube Lines Plc. in which Amey, Plc has an ownership interest.

The main additions in the reporting period relate to toll roads under construction in 2003.

With respect to the investments contributed by Tube Lines, noteworthy is the fact that they relate to the company's own machinery used to provide the maintenance services under the contract. Concerning this company, it should be noted that the investments made directly in infrastructures are not recorded under this caption as they are recovered through the direct payments received from the granting bodies.

As discussed in Note 6, the variations in 2003 in the exchange rate of the euro against the exchange rates of countries with significant fixed asset balances relating to toll roads and airports (mainly Canada and Chile) have led to an increase in the balances of these assets. However, the development of the pound sterling exchange rate has entailed a reduction in investments in the United Kingdom.

The following table shows the breakdown, by company, of the ending balance of investment in concession- holders and the interest capitalized from inception in the construction period (see Notes 4.w.2.1 and 28) and the amount capitalized in the year. The table also shows the percentage of completion of this construction work as of December 31, 2003.

Thousands of euros

	INVESTMENT IN CONCESSION HOLDERS					CAPITALIZED INTEREST	
	SECTIONS IN OPERATION	SECTIONS UNDER CONSTRUCTION	OTHER	TOTAL	LEVEL OF COMPLETION	AT INCEPTION	2003
407 ETR International, Inc.	2,455,055	-	-	2,455,055	-	107,146	-
Autopista del Sol, C.E.S.A.	668,276	-	-	668,276	-	26,467	-
Autopista Terrasa-Manresa, S.A.	216,432	-	-	216,432	-	16,335	-
Autopista Temuco Río Bueno.	161,773	-	-	161,773	-	12,021	-
Autopista Collipulli Temuco.	185,145	-	-	185,145	-	17,672	-
Autopista Santiago Talca.	304,167	51,343	-	355,510	86.05%	35,051	5,464
Autopista R-4 Madrid-Sur, C.E.S.A. (a)	-	513,610	-	513,610	67.3%	18,502	16,074
Euroscut Norte Litoral, S.A.	-	65,116	-	65,116	14.6%	4,167	2,467
Autopista Trados M-45, S.A.	97,203	-	-	97,203	-	3,627	-
Euroscut-Soc. Conces. Da Escut do Algarve, S.A.	-	272,194	-	272,194	98.5%	33,205	21,801
Bristol International Airport, Plc. (b)	125,502	-	-	125,502		-	-
Eurolink Motorway Operation (c)		127,294	-	127,294	26.3%	-	
Belfast City Airport (d)	49,116		-	49,116		4,531	4,531
Aeropuerto Cerro Moreno Soc. Concesionaria, S.A.	5,933	-	-	5,933	-	99	-
Amey, Plc (Tube Lines Plc.) (e)	-	-	24,155	24,155	-	-	-
TOTAL	**4,268,602**	**1,029,557**	**24,155**	**5,322,314**		**278,823**	**50,337**

(a) Includes the balances of Inversora de Autopistas del Sur, S.L.
(b) Includes the balances of Tidefast, Ltd.
(c) Eurolink Motorway Operation consolidated in June 2003.
(d) Belfast City Airport consolidated in May 2003.
(e) Relates to the London underground upkeep contract Tube Lines in which Amey, Plc has an ownership interest.

OTHER INVESTMENTS IN FIXED ASSETS

The following table shows the balances of and variations in the other tangible fixed assets, by business, net of depreciation:

Thousands of euros

	BALANCE AT 31/12/02	VARIATIONS/ CHANGES IN CONSOLIDATION	ADDITIONS	DISPOSALS	RECLAS.	EFFECT OF EXCHANGE RATE	BALANCE AT 31/12/03
Construction	**148,041**		19,425	-10,501	-	-2,724	**154,241**
Infrastructure	**111,210**		6,627	-163	-	-156	**117,518**
Real Estate	**20,091**	22,539		-3,057	-19,482	-144	**19,947**
Services	**29,141**	222,731	12,495		-	-2,083	**262,284**
Other	**7,849**			-837	-	-	**7,012**
TOTAL	**316,332**	**245,270**	**38,547**	**-14,558**	**-19,482**	**-5,107**	**561,002**

Variations in consolidation relate to the assets included of the companies which make up the Cespa Group and Amey Group totaling a net amount of €210,419 thousand and €12,312 thousand, respectively.The main assets included by both companies of the Services division basically relate to plant, machinery and transport equipment.

The table above shows that, excluding the investment in concession holders, other investments in tangible fixed assets, net of depreciation, mainly relate to the Services division (48.95%).The situation with respect to the previous year has changed significantly because of the consolidation of the Cespa group and the inclusion of Amey, Plc in 2003.

In the Real Estate division most assets are recorded under the "Land and Buildings" caption (€13,815 thousand), mainly in relation to the office buildings owned by Setecampos, S.A., which are in the construction phase. Noteworthy variations in this division include the reclassification of plots and land amounting to €19,482 thousand to inventories in order to record them in accordance with the division's actual activity.

In the Construction division variations for the year mainly relate to plan and machinery in Ferrovial Agroman and Budimex.

Fully- depreciated assets amounted to €83,983 thousand.

The tangible fixed assets not used in operations in 2003 were scantly material with respect to the consolidated ending balances.

The tangible fixed assets located abroad amounted to €3,842,823 thousand, net of depreciation, of which €3,752,762 thousand related to toll road and airport concession-holders.

a) INVESTMENTS IN COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

This caption includes the companies directly and indirectly more than 20% but not more than 50% owned and those which are less than 20% owned over which significant management influence is exercised.

The detail of the investments in the companies accounted for by the equity method as of December 31, 2003, is as follows:

Thousands of euros

COMPANIES	BALANCE AT 31/12/02	CHANGES IN CONSOLIDATED GROUP	ADDITIONS (INCREASE % INTEREST)	DISPOSALS (DECR. % INVEST.)	INCOME /LOSS FOR THE YEAR	DIVIDEND/ EQUITY DIST.	EFFECT OF EXCHANGE RATE	BALANCE AT 31/12/03
INFRASTRUCTURE								
Europistas Concesionaria Española, S.A.	**61,642**			-7,174	5,178	-39,323		**20,323**
Túneles de Artxanda, S.A.	**9,808**				-412			**9,396**
Aparcamientos Urbanos de Sevilla, S.A	**1,782**	-1,782						
Estacionamientos Guipuzcoanos, S.A.	**6,821**			-5	1,258	-643		**7,431**
S. Munic. de Aparc. y Serv. de Málaga, S.A.	**3,889**			-2	259	-177		**3,969**
Inversiones Técnicas Aeroportuarias, S.A.	**37,726**				1,275	-1,204	-6,905	**30,892**
Talca Chillán, Sociedad Concesionaria, S.A.	**14,941**				24		117	**15,082**
Infoser Estacionamientos, A.I.E.	**41**				14			**55**
Est. Urbanos de León, S.A.	**673**		22	-15	207	-142		**745**
Sydney Airport Corporation, Ltd.	**201,544**		10,512		-7,840	-14,663	25,493	**215,046**
REAL ESTATE								
Lusivial Promoçao e Gestao Imobiliaria, S.A.	**8,825**				-3,569			**5,256**
Inmobiliaria Urbecentro Dos, S.A.	**370**				-67		26	**329**
MSF Madrid Holding Holanda, B.V.	**371**		327	-23	53	-954		**-226**
Promovial, Promoçao Inmobiliaria, Ltda	**36**				-19			**17**
SERVICES								
Necrópolis Valladolid, S.A.	**3,171**				169	-146		**3,194**
Sociedades filiales de Amey Plc.		199					-130	**69**
Sociedades filiales de Cespa, S.A.		11,527						**11,527**
Ingeniería Urbana, S.A.		4,057						**4,057**
Reciclados y Compostaje Piedra Negra, S.A.		1,412						**1,412**
Grupo Ecocat		4,150						**4,150**
Ecoparc del Mediterrani, S.A.		1,916						**1,916**
Recollida de Residus D'Osona, S.L.		-8						**-8**
CONSTRUCTION								
Urbs. Iudex Et Causi., S.A. (Barcelona courthouse complex)		8,451						**8,451**
OTHER INVESTMENTS IN COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	172		302	-194	-112			168
TOTAL	351,812	18,395	11,163	-7,413	-3,582	-57,252	18,601	331,724

The share in income (loss) shown in the foregoing table is net of taxes. Corporate income tax amounted to €4,195 thousand and is recorded under the "Corporate Income Tax" caption in the accompanying 2003 consolidated statement of income.

The main variations in 2003 were as follows:

INFRASTRUCTURE:

- Increase in the ownership interest in Sydney Airport Corporation, Ltd. from 19.61% to 20.68%, which represents an increase in the holding accounted for by the equity method of €10,512 thousand and the distribution of dividends of this company amounting to €14,663 thousand.

• Refund of equity of Europistas, Concesionaria Española, S.A. amounting to €27,547 thousand, and dividend distribution by this company amounting to €11,776 thousand.

• Sale of Estacionamientos Urbanos de Sevilla, S.A. amounting to €1,782 thousand.

SERVICES:

• *Inclusion of the ownership interest in the subsidiaries of both Cespa, S.A., which have been detailed in the table above, and Amey, Plc amounting to €11,527 thousand and €199 thousand, respectively.*

b) LONG-TERM INVESTMENTS

The variations in the net book value of these securities as of December 31, 2003, were as follows:

Thousands of euros

	% OF OWNERSHIP	BALANCE AT 31/12/02	ADDITIONS	CHANGES IN CONSOLIDATION	DISPOSALS	EFFECT OF EXCHANGE RATE	BALANCE AT 31/12/03
TELECOMMUNICATIONS		**82,611**	**12,188**				**94,799**
Grupo Corporativo ONO, S.A.	10.41 %	**82,611**	12,188				**94,799**
CONSTRUCTION		**14,939**	**514**		**-1,833**	**-870**	**12,750**
Parque Temático de Madrid, S.A.	2%	**3,515**					**3,515**
Build2Edifica	15.48 %	**2,053**					**2,053**
Terra Mítica-Parque Temático de Benidorm, S.A.	0.64%	**1,352**					**1,352**
Budimex investments	50%	**7,585**	507		-1,823	-870	**5,399**
Other Construction		**434**	7		-10		**431**
SERVICES				**1,062**			**1,062**
Sociedades filiales de Cespa, S.A.				1,062			**1,062**
Centre Tr. Residus D'Andorra, S.A.				724			**724**
Valorhospital, S.A.				106			**106**
CITRUP, LDA.				58			**58**
SOGECAR, S.A.				45			**45**
B2A, LDA.				45			**45**
Ecoembalajes España, S.A.				30			**30**
Other				53			**53**
OTHER		**26,337**	**21,343**		**-68**		**47,612**
***TOTAL LONG-TERM INVESTMENT SECURITIES**		**123,887**	**34,045**	**1,062**	**-1,901**	**-870**	**156,223**
TOTAL PROVISIONS		**-14,529**	**-889**				**-15,418**
LONG-TERM INVESTMENT SECURITIES, NET COST		**109,358**	**33,156**	**1,062**	**-1,901**	**-870**	**140,805**

Significant additions:

• The capital increase subscribed by Ferrovial Telecomunicaciones at Grupo Corporativo ONO for €12,188 thousand in January.

• Investments in five Economic Interest Groupings, engaged in the lease of assets amounting to €17,356 thousand. The results of these Groupings, taking into account their nature, have been recorded in the corporate income tax caption in the accompanying statement of income, as mentioned in Note 24 on tax matters.

c) LOANS TO COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

The balance of this heading relates to a loan granted to MSF Madrid Holding Holanda, B.V., which is 25% owned by the Group.

d) OTHER LOANS

The variations in this caption in 2003 were as follows:

	Thousands of euros
ITEMS	**NET COST**
BEGINNING BALANCE	209,363
Additions	204,137
Reclassifications	-780
Effect of Exchange Rate	240
Disposals	-13,136
ENDING BALANCE	399,824

The main item in this caption is the long-term deposits placed by the toll road concession-holders as security for their bond issues. Of that figure, €179,221 thousand relates to 407 ETR International Inc.

The balances relating to concession-holders are mainly restricted and have to remain in the companies' assets as security for bond and debenture issues by the concession-holders.

Under additions, noteworthy are the following:

- The inclusion of Tube Lines contributes €159,168 thousand. This amount relates to sums to be recovered in the long-term from the granting entity in order to compensate for the obligations assumed by Tube Lines in relation to finance lease contracts for the supply of rolling stock (wagons and engines) to the underground lines under concession. The balancing entry for this long-term receivable is recorded in the balance sheet under amounts owed to credit institutions, specifically in respect of finance leases.

- A long-term loan in the Budimex Group amounting to €11,558 thousand relating to the sale of an office building in Poland.

This caption also includes €2,192 thousand of loans to employees granted at rates similar to market interest rates, and long-term guarantees and deposits totaling €7,175 thousand, the largest balance of which is in the Construction division (€2,853 thousand), mainly for guarantees given in construction tenders.

e) CONSOLIDATION GOODWILL

The variations in this caption in 2003, by business division and company, were as follows:

Thousands of euros

	2002		VARIATIONS IN THE YEAR			2003	
ITEMS	**INVESTMENT**	**AMORT.**	**INVESTMENT /DISPOSAL**	**AMORT.**	**EXCHANGE RATE**	**INVESTMENT**	**AMORT.**
CONSTRUCTION	**84,304**	**-10,047**	**725**	**-4,505**	**-2,515**	**82,478**	**-14,552**
Budimex, S.A.	84,268	-10,044	725	-4,505	-2,515	82,478	-14,552
Bygging Encofrados Deslizantes, S.A.	36	-3					
INFRASTRUCTURE	**251,341**	**-20,501**	**6,268**	**-13,283**	**-4,271**	**253,338**	**-33,784**
Cintra Aparcamientos, S.A	36,068	-4,243		-2,088		36,068	-6,331
Dornier, S.A.	10,155	-1,682		-838		10,155	-2,520
Soc. Munic. de Aparc. y Serv. De Sevilla, S.A.	335	-35	-335	35			
Balsol 2001, S.A.	801	-52		-42		801	-94
Other (parking lots)	1,187	-65				1,187	-65
407 ETR International Inc.	92,392	-4,947	234	-4,681	-516	92,110	-9,628
Autopista Santiago Talca	13,378	-978		-640	156	13,534	-1,618
Autopista del Sol Conces. Española, S.A.	22,278	-1,151		-1,114		22,278	-2,265
Europistas, Concesionaria Española, S.A.	13,381	-1,221		-828		13,381	-2,049
Tidefast, Ltda.	61,366	-6,127		-2,878	-3,911	57,455	-9,005
Aeropuerto de Belfast, S.L.			5,576	-163		5,576	-163
Other			793	-46		793	-46
REAL ESTATE	**20,499**	**-1,504**	**7,854**	**-2,595**		**28,353**	**-4,099**
Don Piso Group	20,499	-1,504		-1,025		20,499	-2,529
Lar 2000, S.A.			7,854	-1,570		7,854	-1,570
SERVICES	**33,696**	**-2,064**	**950,963**	**-23,864**		**984,659**	**-25,928**
Grupisa Infraestructuras, S.A.	14,369	-1,539		-755		14,369	-2,294
Grupo Eurolimp	7,689	-384	14	-385		7,703	-769
Grupisa Chile	90	-40				90	-40
Grupo Novipav	11,548	-101		-611		11,548	-712
Ferogasa			4,300	-860		4,300	-860
Amey			540,840	-15,775		540,840	-15,775
Cespa			405,809	-5,478		405,809	-5,478
TOTAL	**389,840**	**-34,116**	**965,810**	**-44,247**	**-6,786**	**1,348,828**	**-78,363**

SERVICES

The main variations are to due to the following:

- Purchase of the Amey Group in respect of which goodwill amounts to €540,840 thousand and the Cespa group in respect of which goodwill amounts to €405,809 thousand, as described in note 1b) Variations in the scope of consolidation.

The value of this goodwill relates to the difference between the acquisition price and the underlying book value of the companies at the time of purchase, as set out in the table below:

		Thousand of euros
	CESPA GROUP	AMEY GROUP
Purchase price	501,540	119,421
Underlying book value	115,700	-421,419
GOODWILL	**385,840**	**540,840**

In the Cespa group historical goodwill at the time of purchase amounted to €19,313 thousand relating to the purchase of subsidiaries. Therefore the goodwill contributed by this group to the consolidation amounts to €405,153 thousand.

- Goodwill on the purchase of Fertilizantes Orgánicos de Galicia, S.A. in 1997 amounting to €4,300 thousand has been reclassified from Deferred Expenses which is where it was recorded in previous years, to goodwill as this was considered more appropriate.

CONCESSIONS

The main variations within this business division were as follows:

- Purchase by Ferrovial Aeropuertos, S.A. of Aeropuerto de Belfast, S.L. which gives rise to goodwill of €5,576 thousand, as described in Note 1b) Variations in the scope of consolidation.

REAL ESTATE

The main variations are to due to the following:

- Reclassification of goodwill totaling €7,853 thousand on the purchase of Lar 2000, S.A. in 1998, from Deferred Expenses, which is where it was recorded in previous years, to goodwill as this was considered more appropriate.

Exchange differences in the goodwill table are due to the goodwill relating to the subsidiaries of those companies consolidated in local currency and which, when translated to euros, generate such differences.

The variations in 2003 were as follows:

Thousands of euros

	BALANCE AT 31/12/02	CHANGES IN CONSOLIDATED GROUP	ADDITIONS		DISPOSALS	RECLAS.	EFFECT OF EXCHANGE RATE	BALANCE AT 31/12/03
			FINANCIAL EXPENSES CAPITALIZED ON COMPLETION OF CONSTRUCTION	OTHER				
Concession-holders	848,749	69,513	216,740	39,801	-44,319	53,127	-5,445	1,178,166
OTHER COMPANIES								
Construction	128							128
Concessions	14,291			467	-523		33	14,268
Real estate	7,867			39		-7,853		53
Services	4,362			905		-4,300	-10	957
Other	25				-22			3
ENDING BALANCE	**875,422**	**69,513**	**216,740**	**41,212**	**-44,864**	**40,974**	**-5,422**	**1,193,575**

CONCESSION-HOLDERS

The balance under this caption arose mainly as a result of the following:

- Financial expenses capitalized on the expiration of the construction period pursuant to the Ministerial Order dated December 10, 1998, enacting the regulations for adaptation of the Spanish National Chart of Accounts for concession-holders. (See Notes 4.g and 4.w.4.1).
- Differences between the face value of certain bonds issued at a discount and the cash amount received. This amount reflects the financial expenses that will be incurred over the term of the issue.

Variations in the year in concession holders relate to the following:

Thousands of euros

	BALANCE AT 31/12/02			VARIATIONS			BALANCE AT 31/12/03		
ITEMS	FIN. EXP. CAPITALIZED ON COMPLETION	FIN. EXP. DISCOUNTED BONDS	OTHER	FIN. EXP. CAPITALIZED ON COMPLETION	FIN. EXP. DISCOUNTED BONDS	OTHER	FIN. EXP. CAPITALIZED ON COMPLETION	FIN. EXP. DISCOUNTED BONDS	OTHER
TOLL ROADS									
407 ETR International Inc.	474,469	29,927	-33,859	147,744	53,127	4,576	622,213	83,054	-29,283
Autopista Terrasa Manresa, S.A.	154,873		982	8,812		-306	163,685		676
Autopista del Sol, C.E.S.A.	56,427			20,960		5,106	77,387		5,106
Autopista Temuco Río Bueno	10,339		10,382	8,076		3,508	18,415		13,890
Autopista Collipulli Temuco	13,333		32,387	11,779		5,806	25,112		38,193
Autopista Trados M-45, S.A.	1,368		715	1,326		135	2,694		850
Euroscut-Soc Concs Da Escut do Algarve, S.A.			10,336			-7,738			2,598
Euroscut Norte Litoral S.A.			5,188			-2,358			2,830
Autopista Santiago Talca	10,900		70,519	18,040		-33,911	28,940		36,608
Autopista R-4 Madrid-Sur, C.E.S.A						7,777			7,777
AIRPORTS									
Aeropuerto Cerro Moreno Soc Concesionaria, S.A.			463			218			681
SERVICES									
Tube Lines						76,737			76,737
TOTAL	**721,709**	**29,927**	**97,113**	**216,740**	**53,127**	**59,550**	**938,449**	**83,054**	**156,663**

Noteworthy variations in the year were as follows:

- Expenses Capitalized on Completion of Construction: the increase relates to financial expenses capitalized in the year in accordance with the General Accounting Plan relating to concession holders, as discussed in Note 28.

- Financial expenses relating to discounted bonds:

The increased impact in 2003 is due to the increase in financial expenses relating to discounted bonds in 407 ETR International, Inc which relates to the financial expense accrued in the year on those bonds issued at a discount .

In 2003 the increase in these expenses mainly resulted from:

- Increase in the grace period of certain bonds index-linked to inflation, the impact of which totals €28,393 thousand.

- The maturity of a series 01 C2 bond amounting to €123,920 thousand at an interest rate of 4.5%, this bond being refinanced through the issue of a new series 03 D1 bond amounting to €141,252 thousand at an interest rate of 4.00%. The effect of this amounts to €17,331 thousand.

- Other: The main impact is the fall in Deferred charges in Autopista Santiago Talca mainly as a result of the effect of the depreciation of the US dollar compared with the Chilean peso in relation to the bonds issued by the company indexed-linked to this currency.

The balance of Tube Lines, in which Amey, Plc has an ownership interest , relates in full to tender expenses and banking fees capitalized and which are amortized over 7 years.

OTHER COMPANIES

The "Other Companies" caption includes mainly:

- A reclassification of the goodwill generated on the acquisitions of Fertilizantes Orgánicos de Galicia, S.A. in 1997 (services division) and Lar 2000, S.A. (real estate division) in 1998 amounting to €4,300 thousand and €7,853 thousand, respectively, and historically recorded under Deferred Expenses. This goodwill should be accounted for under consolidation goodwill as it relates to the investments made in these companies.

12. INVENTORIES

The variations in the balances of the "Inventories" caption as of December 31, 2003 were as follows (amounts in thousands of euros):

	BALANCE AT 31/12/02	BALANCE AT 31/12/03	VARIATION
Land	212,654	236,089	23,435
Raw materials and other purchases	72,430	79,088	6,658
Property developments in progress	819,995	910,522	90,527
Completed property developments and buildings acquired	70,925	181,009	110,084
Initial expenses and site facilities	20,337	25,432	5,095
Advances	19,584	12,098	-7,486
Provisions	-2,006	-1,914	92
TOTAL	**1,213,919**	**1,442,324**	**228,405**

The detail of inventories, by business line, is as follows (amounts in thousands of euros):

	BALANCE AT 31/12/02	BALANCE AT 31/12/03	VARIATION
Construction	109,780	102,802	-6,978
Infrastructure	19,005	16,765	-2,240
Real estate	1,078,205	1,308,591	230,386
Land	715,727	866,287	150,560
Construction	362,478	442,304	79,826
Services	5,648	13,653	8,005
Other	1,281	513	-768
TOTAL	**1,213,919**	**1,442,324**	**228,405**

The increase in the "Inventories" balance in the year was mainly due to the real estate business. In 2003 this business line acquired new land for a total of €378,200 thousand.

As of December 31, 2003, €21,104 thousand of specific financial expenses of real estate developments were capitalized in inventories, as indicated in Note 4.w.3.

13. TRADE RECEIVABLES FOR SALES AND SERVICES

The breakdown of the balance of the "Trade Receivables for Sales and Services" caption as of December 31, 2003, is as follows:

Thousands of euros

	BALANCE AT 31/12/02	BALANCE AT 31/12/03	VARIATION
Customer receivables	1,086,991	1,549,600	462,609
Notes receivable	208,236	248,488	40,252
Retentions	64,192	69,531	5,339
Completed work pending certification	252,760	253,542	782
TOTAL	**1,612,179**	**2,121,161**	**508,982**

The balance of trade receivables for sales and services by business at December 31, 2003 is as follows:

Thousands of euros

	BALANCE AT 31/12/02	BALANCE AT 31/12/03	VARIATION
Construction	1,273,655	1,114,013	-153,554
Infrastructure	80,265	106,434	26,168
Real estate	69,452	82,775	13,323
Services	188,411	811,678	623,267
Other	396	6,261	-222
TOTAL	**1,612,179**	**2,121,161**	**508,982**

The increase in the services division is due to the inclusion of the Amey Group for €248,767 thousand, of which €61,117 thousand relate to Tube Lines, and the inclusion of the Cespa Group amounting to €307,124 thousand.

Trade receivables are reduced by €34,587 thousand relating to certificates and other collection documents assigned without recourse to financial institutions.

The percentage distribution of commercial loans by customer type for 2003 is as follows:

	CENTRAL GOVERNMENT	AUTONOMOUS COMMUNITIES	LOCAL GOVERN.	PRIVATE CUSTOMERS	OTHER AND FOREIGN	TOTAL
Construction	27.84%	17.49%	14.68%	39.99%		100%
Infrastructure	0.63%	0.06%	15.06%	16.53%	67.73%	100%
Real estate			1.93%	98.07%		100%
Services	5.22%	5.49%	33.43%	18.73%	37.13%	100%
Other divisions					100%	100%
TOTAL	**5.61%**	**3.84%**	**10.85%**	**28.89%**	**50.81%**	**100%**

The average age of the total Public Authorities' debt in local construction, the trade receivable balance of which accounts for 61.46% of that of the Ferrovial Group, is as follows:

	MONTHS
CENTRAL GOVERNMENT	2.1
AUTONOMOUS COMMUNITIES	4.9
LOCAL COUNCILS	4.7

14. OTHER RECEIVABLES

The following table shows the breakdown of the balance of the "Other Receivables" caption distinguishing the Receivable from "Public Authorities" caption from the rest.

Thousands of euros

	BALANCE AT 31/12/02	BALANCE AT 31/12/03	VARIATION
Other receivables	123,518	171,041	47,523
Receivable from public authorities	330,904	407,033	76,129
TOTAL	**454,422**	**578,074**	**123,652**

The caption "Other receivables" includes balances receivable arising outside the ordinary course of business carried on by each business and Prepayments to Suppliers amounting to €52,050 thousand. The variation in the balance of "Other receivables" mainly relates to the inclusion of both Amey for €93,097 thousand, of which €14,396 thousand relate to Prepayments to Suppliers, and Cespa for €39,670 thousand.

The "Receivable from Public Authorities" caption includes the balances receivable from public authorities for various items. The main balances are "VAT refundable" (€197,623 thousand), and "Corporate Income Tax receivable" (€196,042 thousand) mainly for prepayments made on account of this tax during the year.

15. OPERATING PROVISIONS

The detail of the operating provisions balance on both the asset and the liability sides of the balance sheet is as follows:

Thousands of euros

	BALANCE AT 31/12/02	BALANCE AT 31/12/03	VARIATION
ASSETS			
Provision for doubtful customer receivables	77,232	129,962	52,730
Other provision for receivables	8,586	8,231	-355
TOTAL	**85,818**	**138,193**	**52,375**
LIABILITIES			
Provision for expenses arising from completion of construction work	134,350	230,966	96,616
Other provisions	15,964	23,782	7,818
TOTAL	**150,314**	**254,748**	**104,434**
ENDING BALANCE	**236,132**	**392,941**	**156,809**

The following table shows the "Operating Provisions" balance on both the asset and the liability sides by business:

Thousands of euros

	BALANCE AT 31/12/02	BALANCE AT 31/12/03	VARIATION
Construction	195,456	305,742	110,286
Infrastructure	29,457	42,179	12,722
Real estate	908	1,229	321
Services	10,057	43,537	33,480
Other	254	254	
Total	**236,132**	**392,941**	**156,809**

The main operating provision balances are in the Construction division and relate to "Provisions for Expenses Arising from Completion of Construction Work" amounting to €185,471 thousand and "Provision for Doubtful Customer Receivables" amounting €59,371 thousand recorded in accordance with the methods indicated in Note 4.w.1.

Also noteworthy is the increase in the Provision for Doubtful Customer Receivables amounting to €31,766 thousand in the services division due to the inclusion of the Cespa Group.

16. SHAREHOLDERS' EQUITY

The breakdown of and variations in consolidated equity in 2003 are as follows:

Thousands of euros

			RESERVES AT THE PARENT COMPANY								
	CAPITAL STOCK	SHARE PREMIUM	LEGAL RESERVE	RESERVE FOR TREASURY STOCK	OTHER RESERV.	RVES. CONSOL. COMPANIES	RVES FOR SHARES OF THE PARENT COMPANY	TRANSLATION DIFFERENCES	INTERIM DIVIDEND	INCOME	TOTAL SHAREHOLDERS' EQUITY
BALANCE AT DECEMBER 31, 2002	**140,265**	**193,192**	**21,503**	**42,120**	**215,437**	**530,182**	**5,114**	**-81,554**	**-27,501**	**455,819**	**1,494,577**
Distribution of income											
Dividends									27,501	-92,129	-64,628
Reserves			6,550		265,777	91,363				-363,690	0
Reserves for Parent Company shares				-27,408	27,408	2,224	-2,224				0
Provision for Parent Company shares				-2,652							-2,652
Translation differences								13,400			13,400
Other						3,308					3,308
Interim dividend									-30,646		-30,646
Income 2003										340,584	340,584
BALANCE AT DECEMBER 31, 2003	**140,265**	**193,192**	**28,053**	**12,060**	**508,622**	**627,077**	**2,890**	**-68,154**	**-30,646**	**340,584**	**1,753,943**

CAPITAL STOCK AND SHARE PREMIUM

As of December 31, 2003, Grupo Ferrovial, S.A.'s capital stock consisted of 140,264,743 fully subscribed and paid registered shares of €1 par value each, all carrying equal rights.

Share premium amounted to €193,192 thousand and is unrestricted.

As of December 31, 2003, the shareholders owning more than 10% of Grupo Ferrovial, S.A.'s capital stock were Casa Grande de Cartagena, S.L. with 17.77 % and Portman Baela, S.L. with 40.53%.

LEGAL RESERVE

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

The variation in 2003 relates to the amount allocated to the Legal Reserve in the distribution of 2002 income of the Parent Company, amounting to €6,550 thousand.

RESERVE FOR TREASURY STOCK AND RESERVE FOR PARENT COMPANY SHARES

There are restricted reserves which are equivalent to the net book value of treasury stock and Parent Company stocks recorded on the asset side of the balance sheet and which should be maintained as long as the shares are not disposed of or retired.

Reserve for treasury stock

As of December 31, 2003, Grupo Ferrovial, S.A. owned 963,327 shares of treasury stock representing 0.69% of capital stock and had set up the reserve required under corporate legislation in the event of ownership of treasury stock.

In 2003, Grupo Ferrovial, S.A. sold 1,794,615 shares of treasury stock, generating gains of €16,386 thousand on these sales.

Reserve for Parent Company shares

Betonial, S.A. owns 198,310 Parent Company shares, representing 0.14% of its capital stock and has set up the mandatory reserve required by corporate legislation in the event of ownership of Parent Company shares. In 2003 Betonial, S.A. sold 148,665 Grupo Ferrovial, S.A. shares, giving rise to net gains of €1,716 thousand.

Ferrovial Inversiones S.A. did not own Grupo Ferrovial S.A. shares as of December 31, 2003. However, in 2003 this company acquired 24,300 Grupo Ferrovial, S.A. shares, which were sold in that year, giving rise to net gains of €11 thousand.

These variations gave rise to a decrease of €27,408 thousand in the Reserve for Parent Company Shares and to an increase of the same amount in Consolidation Reserves.

PROVISION FOR PARENT COMPANY SHARES

Similarly, as is described in note 4.l to the financial statements, during the year the provision for Parent Company shares was recorded for €2,652 thousand.

REVALUATION RESERVE (ROYAL DECREE-LAW 7/1996)

As permitted by the legislation in force as of December 31, 1996, certain Group companies revalued their tangible fixed assets.

The balance of the revaluation reserve, which amounts to €1,948 thousand at the Parent Company, was approved by the tax authorities in 1998 and can now be used, free of tax, as follows:

- To offset prior years' losses
- To increase capital stock
- It can be taken to unrestricted reserves from December 31, 2006. However, this balance cannot be distributed until the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been sold or retired from the accounting records

RESERVES AT FULLY CONSOLIDATED COMPANIES, RESERVES AT COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD AND TRANSLATION DIFFERENCES

A breakdown by company and division of reserves at fully consolidated companies and at companies accounted for by the equity method is set out in Exhibit V.

The impact on the Group's Shareholders' Equity of the exchange rate variations discussed in Note 6 was an increase of €13,401 thousand therein (this increase is reflected in the variation in the balance of "Translation Differences", which amounted to €-81,554 thousand in December 2002 and to €-68,153 thousand in December 2003).

Set out below is the breakdown by company and business division of translation differences at December 31, 2003 together with its comparison with the previous year (thousand euros):

COMPANIES	31/12/02	31/12/03	VARIATION
FULLY CONSOLIDATED COMPANIES			
CONSTRUCTION			
Budimex, S.A.	2,041	-6,383	-8,424
Ferrovial Agromán Internacional Canadá, S.A.	-255	-263	-8
Ferrovial y Agromán Empresa Constructora, Ltda.	7,424	7,094	-330
Ferrovial Agromán Chile, S.A.	-1,406	-683	723
Ferrovial Agromán Puerto Rico, S.A.	116	369	253
Delta Ferrovial, Ltd.	-4,423	-4,052	371
Other	-261	-262	-1
CONCESSIONS			
Autopista Collipulli Temuco.	-16,021	-15,369	652
Autopista Temuco Río Bueno.	-6,565	-6,097	468
Cintra Chile, Limitada	-3,221	-3,162	59
Autopista Santiago Talca.	-21,168	-19,631	1,537
407 ETR International Inc.	-12,585	-9,056	3,529
Cintra Aparcamientos, S.A.	377	284	-93
Autostrada Poludnie, S.A.	-29	-1,142	-1,113
Bristol Airport	-405	-1,661	-1,256
Other	-1,148	-1,882	-734
REAL ESTATE			
Ferrovial Inmobiliaria Chile Limitada	-3,850	-3,795	55
SERVICES			
Amey	0	2,749	2,749
Other	3	3	
SUBTOTAL FULLY CONSOLIDATED COMPANIES	**-61,376**	**-62,939**	**-1,563**
COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD			
CONCESSIONS			
Inversiones Técnicas Aeroportuarias, S.A.	36	-8,360	-8,395
Talca Chillán Sociedad Concesionaria, S.A.	-1,919	-1,818	101
Sydney Airport Corporation Ltd.	-18,623	5,564	24,187
Other	256	-672	-930
OTHER	**72**	**72**	
SUBTOTAL COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	**-20,178**	**-5,214**	**14,964**
TOTAL	**-81,554**	**-68,153**	**13,401**

This caption in the consolidated balance sheet includes the proportional share in the equity of the companies which are fully consolidated by the Group in which shareholders other than the Ferrovial Group have ownership interests.

The detail of the variations in this caption is as follows:

	Thousands of euros
BEGINNING BALANCE	**774,312**
Inclusion in the consolidation scope	5,774
Dividends	-30,767
Income	108,910
Translation Difference	730
Capital increase	54,527
Change in percentage of ownership	-5,567
Other variations	-352
ENDING BALANCE	**907,567**

The consolidation scope includes minority interests in certain investees of the Cespa group.

In capital increase, noteworthy is the increase in minority interests as a result of the capital increase in Inversora Autopistas del Sur, S.L amounting to €41,412 thousand.

Changes in percentage of ownership reflect the decrease in minority interests as a result of the increase in the ownership percentage in Euroscut Sociedade Concessionaria da Scut do Algarve, S.A. and Euroscut Norte Litoral, S.A.

The breakdown of minority interests, by company and line of business, as of December 31, 2003 is as follows:

			Thousands of euros
COMPANY	CAPITAL AND RESERVES	INCOME	TOTAL
FULLY CONSOLIDATED COMPANIES			
CONSTRUCTION			
Valivala Holdings, B.V. by:			
Budimex, S.A.	40,118	2,386	42,504
INFRASTRUCTURE			
Cintra, Concesiones de Infraestructuras de Transporte, S.A. by:			
Autopista de Toronto, S.L.	26,740	621	27,361
Autopista del Sol, C.E.S.A	34,913	11,502	46,415
Autopista Terrasa Manresa, S.A	24,324	3,657	27,981
Euroscut-Sociedade Concessionaria da Scut do Algarve, S.A.	6,793	-4	6,789
Euroscut Norte Litoral, S.A.	10,258		10,258
Inversora de Autopistas del Sur, S.L.	71,125		71,125
Cintra Chile, Ltda	-4,050	-1,099	-5,149
Cintra Chile, Ltda by:			
Autopista Temuco Río Bueno.	8,701	4,204	12,905
Autopista Santiago Talca.	-8,196	4,665	-3,531
Autopista Collipulli Temuco.	-9,014	1,254	-7,760
Ferrovial Infraestructuras, S.A. by:			
Cintra, Concesiones de Infraestructuras de Transporte, S.A.	379,317	33,558	412,875
Cintra Canada, Inc. by:			
407 ETR International Inc.	199,341	44,975	244,316
REAL ESTATE			
Ferrovial Inmobiliara, S.A. by:			
Nueva Marymontaña, S.A.	927	-272	655
SERVICES			
Cespa, S.A. by its subsidiaries	5,536		5,536
COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD			
CONCESSIONS			
Cintra, Concesiones de Infraestructuras de Transporte, S.A. Por:			
Europistas, C.E.S.A.	12,829	1,740	14,569
OTHER	**-1,005**	**1,723**	**718**
TOTAL	**798,657**	**108,910**	**907,567**

NON-GROUP COMPANIES WITH SIGNIFICANT HOLDINGS IN SUBSIDIARIES

The companies having ownership interests of 10% or more in the capital stock of the Group companies as of December 31, 2003, were as follows:

COMPANY	PERCENTAGE OF OWNERSHIP	SHAREHOLDER
CONCESSIONS		
407 International Inc.	16.77%/16.13%	SNC Lavalin/Macquarie Infrastructure Group
Cintra, Concesiones de Infraestructuras de Transporte, S.A.	40%	Macquarie infrastructure Group
Autopista del Sol, C.E.S.A.	15%	Unicaja
Autopista Terrasa Manressa, S.A.	22.33%	Abertis
Autopista Trados-45, S.A.	50%	Abertis
Tidefast Limited	50%	Macquarie Airports (UK) Limited
Autopista Temuco Río Bueno.	25%	Fondo Las Américas
Inversora de Autopistas del Sur, S.L.	10%/10%/10	E.N.A./Unicaja/Caja Castilla La Mancha
Túneles de Artxanda, S.A.	20%	BBK
Estacionamientos Alhondiga, S.A.	25%/25%	Construcciones Lauki/Construcciones Bazola
Guadiana Park	25%	Iniciativas Pacenses/BBK
REAL ESTATE		
Habitaria, S.A.	50%	Grupo Lucsick
Nueva Marymontaña, S.A.	44.9%	Edificaciones Calpe S.A.
Setecampos Sociedade Inmobiliaria, S.A.	50%	Caja de Madrid
FLG Omega, B.V.	50%	Donizzeti Offices, B.V.
Malilla 2000	11.25%/11.25%/11.25%/11.25%/	Edificios de Valencia, S.A., Cabilga, S.A., Actura, S.L., Maderas Jose María Ferrero Vidal, S.A.
SERVICES		
Grupisa Chile.	30.77%	Inversiones los Toldos
Empresa Mixta de Almendralejo, S.A.	49%	Almendralejo city government
Ecoclinic, S.L.	20%	José Luis Alarcón and Cristina Morcillo
Ingenieria Ambiental Granadina, S.A.	12.65%	Granada city government
Tratamientos, Residuos y Energías Valencianas, S.A.	25%	Naucratis, S.L.
Cespa Nadafa Sarl.	25%	Abdellatif Bouhout
CONSTRUCTION		
Constructora Delta Ferrovial Limitada	50%	Delta, S.A.

18. NEGATIVE CONSOLIDATION DIFFERENCES

The main amounts to be noted in this caption are the negative consolidation differences generated on the purchase of the toll road Ruta–5 Talca Chillán Sociedad Concesionaria, S.A. amounting to €2,084 thousand, those generated on the purchase of companies by Budimex amounting to €3,761 thousand, those generated on the inclusion in the consolidation of Cespa, S.A. and its investees amounting to €2,110 thousand and those generated on the purchase of a further 1.08 % of Sydney airport for €1,041 thousand.

19. DEFERRED REVENUES

The variations in this caption in 2003 were as follows:

Thousands of euros

	BALANCE AT 31/12/02	CHANGES IN CONSOLIDATED GROUP	ADDITIONS	DISPOSALS	EFFECT OF EXCHANGE RATE	BALANCE AT 31/12/03
Subsidies and other income to be distributed	56,574	16,570	60,343	-7,293	344	126,538
Exchange gains	12,204		9,777	-3,082	-231	18,668
TOTAL	**68,778**	**16,570**	**70,120**	**-10,375**	**113**	**145,206**

a) SUBSIDIES AND OTHER INCOME TO BE DISTRIBUTED

Subsidies are recognized in income over the useful life or concession period of the subsidized assets or in proportion to the depreciation taken on the subsidized assets.

Variations in the scope mainly result from the inclusion of both Tube Lines amounting to €8,066 thousand and the Cespa Group amounting to €7,828 thousand.

Additions for the year mainly arise in the toll road line of business due to Eurolink Motorway Operation Ltd. in Ireland amounting to €45,000 thousand in respect of a capital subsidy received in the year .

b) EXCHANGE GAINS

This account records latent gains resulting from the translation to euro of credit and debt balances denominated in foreign currency as a result of the exchange rate fluctuations during the year.

Additions for the year mostly relate to the Construction business and in particular, its subsidiaries in the Dominican Republic and Poland, amounting to €4,913 thousand and €3,473 thousand, respectively.

20. PROVISIONS FOR CONTINGENCIES AND EXPENSES

The detail of the balance of this caption as of December 31, 2003, is as follows:

Thousands of euros

	BALANCE AT 31/12/02	CHANGES IN CONSOLIDATED GROUP	ADDITIONS	DISPOSALS	EFFECT OF EXCHANGE RATE	BALANCE AT 31/12/03
Reversion fund	**46,879**		23,587	-275	745	**70,936**
Pension provision		86,498	3,707			**90,205**
Other provisions	**242,562**	59,561	51,911	-80,951	-10,412	**262,671**
TOTAL	**289,441**	**146,059**	**79,205**	**-81,226**	**-9,667**	**423,812**

Reversion reserve

The additions to the "Reversion Fund" account relate to the period provision recorded mainly by the toll road concession-holders, in accordance with the criterion in Note 4.w.2.1.

Pension provision

The pension provision is recognized in the caption "Provision for pensions", as indicated in note 4.p), on the valuation rules applied by the Ferrovial Group for recording Provisions for contingencies and expenses

The Group companies in which there are obligations relating to Pension Plans are as follows:

- Within the group as a whole, Amey is the company which contributes the most significant pension plans. The companies of the Amey group have thirteen pension plans, eight of which are defined benefit plans and five are defined contribution plans, affecting 8,942 workers .These plans include the defined benefit plan of Tube Lines which covers a total of 1,845 workers.

  At December 31, 2003 a provision had been recognized amounting to €86,498 thousand which records the difference between the present value of the legal or contractual obligations deriving from the pension plan, according to actuarial calculations, and the value of the assets linked to this plan. Of the total provision, € 17,042 thousand relate to the proportional consolidation of Tube Lines.

- As regards the Budimex group the provision for pensions amounting to € 1,391 thousand relates to the bonus in the form of anniversary and retirement indemnity bonuses to which a group of 3,145 workers of the Budimex group is entitled.

- The defined contribution plan of Belfast City Airport Ltd. covers a total of 225 workers.

- Bristol International Airport Plc., as indicated in the table below, has a defined contribution plan which covers a group of 24 workers and two defined benefit plans which include 138 workers, relating to both pension supplements and indemnities receivable at the time of retirement.

Thousands of euros

COMPANY	TYPE OF PLAN	SALARY INCREASE RATE	DISCOUNT RATE	FORECAST INFLATION RATE	IMPACT ON RESULTS	PROVISION FOR PENSIONS
Belfast City Airport Ltd.	Defined contribution	N/A	N/A	N/A	193	-
Bristol Int. Airport Plc.	Defined contribution	N/A	N/A	N/A	15	-
Bristol Int. Airport Plc.	Defined benefit	3.5% - 3.8%	5.5% - 6%	2.5% - 2.8%	-210	2,316
Budimex S.A	Defined benefit	2.2% - 2.5%	5.1%	N/A	-172	1,391
Amey Plc.	Defined benefit	2.3%	5.6%	2.3%	1,484	86,498
TOTAL					**1,310**	**90,205**

Other provisions

Variations in the scope are mainly due to the inclusion of Cespa, S.A. which recorded provisions for third party liabilities amounting to €46,463 thousand. This mainly relates to provisions for the closing and post-closing treatment of landfills, provisions for labor contingencies and loss-making contracts.

Also the Construction division recorded an increase in the balance of the provisions for contingencies and expenses mainly due to provisions recorded for contingencies in relation to various lawsuits and claims identified individually amounting to €56,773 thousand.

The main disposal amounting to €77,000 thousand relates to the reversal of the provision recorded in 2002 in Concessions, as discussed in note 29 Extraordinary income and expense .

21. NET CASH POSITION

To provide an overall analysis of the Group's indebtedness situation, the following table shows the breakdown by business division of the asset accounts (Cash and cash equivalents) and liability accounts (debentures and short- and long-term payables to credit institutions) reflecting the Group's net cash position.

In this table, the cash position of infrastructure concession-holders (toll road, airport and London Underground) is shown separately from that of the other Group companies.

The cash position of each business division includes its loans or financial debt maintained with the others in the Group, which are fully eliminated in consolidation.

	ASSETS		LIABILITIES					
	INTERGROUP LOANS	CASH AND CASH EQUIVALENTS	DEBENTURES		PAYABLE TO CREDIT INSTITUTIONS		INTERGROUP DEBTS	ADJUSTED NET CASH POSITION
	Long Term and Short Term		Long Term	Short Term	Long Term	Short Term	Long Term and Short Term	
Concession-holders (*)		**420,955**	**2,949,311**	**202,433**	**2,089,193**	**109,587**		**-4,929,569**
Other companies	**-946**	**675,121**			**443,882**	**815,229**	**5,549**	**-590,484**
Corporation	1,009,506	1,299			2	489,451	1,218,709	-697,355
Construction	1,237,215	455,020			16,696	52,530	5,320	1,617,689
Infrastructure	4,138	95,550			39,947	21,443	3,583	34,715
Real Estate	182	33,445			334,346	36,403	370,960	-708,081
Services	51	89,781			52,891	215,402	629,394	-807,855
Telecommunications		25					29,621	-29,596
Adjustments	-2,252,038						-2,252,038	-
TOTAL GROUP	**-946**	**1,096,076**	**2,949,311**	**202,433**	**2,533,075**	**924,816**	**5,549**	**-5,520,053**

(*) The net cash position of concession holders includes the contract for the upkeep of Tube Lines in which Amey, Plc. has an ownership interest.

The variations in the net cash position in 2002 and 2003 were as follows:

Thousands of euros

	BALANCE AT 31/12/02	BALANCE AT 31/12/03	VARIATION
Concession-holders	**-3,997,849**	**-4,929,569**	**-931,720**
Other companies	**302,852**	**-590,483**	**-893,335**
Corporation	-384,560	-697,355	-312,795
Construction	1,471,441	1,617,689	146,248
Infrastructure	-2,670	34,715	37,385
Real Estate	-647,276	-708,081	-60,805
Services	-122,545	-807,855	-685,310
Telecommunications	-12,207	-29,596	-17,389
Adjustments	669	-	-669
TOTAL	**-3,694,997**	**-5,520,053**	**-1,825,055**

The variations in the net cash position compared with 2002 are explained in note 32 through the cash-flow statement.

CASH AND CASH EQUIVALENTS

This caption records short-term investments, which basically include investments in government debt securities and euro and foreign currency deposits and cash balances and balances with financial institutions.

Set out below is a detailed analysis of cash and cash equivalent balances in the concession holders:

	BALANCE AT 31/12/02			BALANCE AT 31/12/03			
	CASH AND CASH EQUIVALENTS			CASH AND CASH EQUIVALENTS			
COMPANY	CASH EQUIVALENTS	CASH	TOTAL	CASH EQUIVALENTS	CASH	TOTAL	VARIATION
CONCESSION-HOLDERS							
Autopista del Sol, C.E.S.A.		4,190	4,190	33,000	3,443	36,443	32,253
Autopista Terrasa-Manresa, S.A.		52	52		285	285	233
Autopista Santiago Talca, S.A	122,116	777	122,893	74,553	824	75,377	-47,516
Autopista Temuco Río Bueno.	5,015	210	5,225	13,526	287	13,813	8,588
407 ETR International Inc.		42,702	42,702		40,785	40,785	-1,917
Aeropuerto Cerro Moreno	548	49	597	304	92	396	-201
Euroscut Norte Litoral, S.A.	18,520		18,520	11,901	2,622	14,523	-3,997
Algarve internacional, B.V.	60,896	2	60,898	27,957	1,092	29,049	-31,849
Autopista Trados M-45, S.A.	6,139	258	6,397	7,650	1,501	9,151	2,754
Inversora Autopista Sur, S.L.	1,753	2,695	4,448		4,345	4,345	-103
Tidefast, Limited		820	820		1,427	1,427	607
Bristol International Airport, P.L.C.		7,010	7,010		3,854	3,854	-3,156
Autopista Collipulli Temuco.	19,392	244	19,636	22,556	581	23,137	3,501
Euroscut Algarve, S,A,							
Belfast Airport				2	18,895	18,897	18,897
Eurolink Motorway					24,046	24,046	24,046
Tube Lines				125,427		125,427	125,427
TOTAL	**234,379**	**59,009**	**293,388**	**316,876**	**104,079**	**420,955**	**127,567**

PAYABLE TO CREDIT INSTITUTIONS

Set out below is a detailed analysis of the development of amounts owed to credit institutions and the main conditions applicable to the same, separating the amount owed by concession holders from that owed by other companies.

CONCESSION-HOLDERS

Thousands of euros

COMPANY	BALANCE AT 31/12/02 LONG TERM	SHORT TERM	TOTAL	BALANCE AT 31/12/03 LONG TERM	SHORT TERM	TOTAL	VARIATION
CONCESSION-HOLDERS							
Autopista del Sol, C.E.S.A.	462,107	2,119	464,226	486,825	1,975	488,800	24,574
Autopista Terrasa-Manresa, S.A.	250,000	34,004	284,004	196,661	83,826	280,487	-3,517
Autopista Temuco Río Bueno.	122,734	3,199	125,933	124,857	2,474	127,331	1,398
407 ETR International Inc.		123,921	123,921	26,536		26,536	-97,385
Aeropuerto Cerro Moreno	3,960	354	4,314	3,488	596	4,084	-230
Euroscut Norte Litoral, S.A.				1,736	79	1,815	1,815
Autopista Trados M-45, S.A.	74,021		74,021	75,979	3,202	79,181	5,160
Inversora Autopista Sur, S.L.		79,972	79,972	402,369	2,102	404,471	324,499
Tidefast, Limited	146,056		146,056	136,247		136,247	-9,809
Bristol International Airport, P.L.C.	3,144		3,144	4,121		4,121	977
Autopista Collipulli Temuco,		5,822	5,822		5,551	5,551	-271
Euroscut Algarve S.A.	84,813	81	84,894	130,000		130,000	45,106
Airport Belfast				52,877	6	52,883	52,883
Eurolink Motorway				85,500		85,500	85,500
Tube Lines				361,997	9,776	371,773	371,773
TOTAL	**1,146,835**	**249,472**	**1,396,307**	**2,089,193**	**109,587**	**2,198,780**	**802,473**

The accounts payable to credit institutions by the concession-holders whose registered office is in non-euro-zone countries are denominated in the local currency of each of the companies. The impact of the development of the exchange rate is recorded in the column "variation".

Concession holders record an increased indebtedness for a net amount of €802,473 thousand, the reasons for which are explained below:

- Increased indebtedness of Autopista del Sol, C.E.S.A as a result of the increased utilization of the two loan contracts connected with the concession contract amounting to €24,574 thousand.

- Fall in the debt in 407 International, Inc on the maturity of a Junior Bond of the series 01 C2 amounting to €123,921 thousand, erroneously reclassified in 2002 to Accounts payable to credit institutions at short term. The long term debt outstanding amounting to €26,536 thousand relates to the granting in the year of a credit line for new investments.

- Increased indebtedness in Inversora del Sur in order to finance the construction work on four sections of the Radial 4 toll road in Madrid. In this respect, a syndicated loan has been obtained for a maximum of €626,600 thousand, of which €402,369 thousand was drawn down at December 2003.

- Algarve Internacional B.V reflects the increase in the utilization of the debt to €130,000 thousand for the construction of a new section named IC4 Lagos. Alcantarilla of the Scut del Algarve toll road.

The remaining increase in the indebtedness of concession holders is due to the inclusion of new companies in the consolidation in 2003, specifically:

- Aeropuerto de Belfast includes a long-term debt at variable interest amounting to €52,877 thousand.

- Eurolink Motorway has arranged a series of loans maturing in 2028, having drawn down €85,500 thousand for the construction work completed. This amount includes €42,500 thousand relating to the loan used to finance future contributions by shareholders (Equity Bridge Loan).

- The debt in Tube Lines relates to four types of financing (all the amounts indicated relate to 33% of the debt of Amey, Plc which is proportionally consolidated):

  - Senior Debt, the amount drawn down totals €74,601 thousand.
  - Mezzanine Debt, the amount drawn down totals €64,114 thousand.

- Bridge loan to finance future capital increase by shareholders (Equity Bridge Loan), the amount drawn down on which totals €64,114 thousand.
- Obligations under finance leases the amount of which totals €159,168 thousand.

The table below summarizes the main terms and conditions applicable to the accounts payable to credit institutions by concession holders:

INTEREST RATE ON ACCOUNTS PAYABLE TO CREDIT INSTITUTIONS BY CONCESSION HOLDERS

CONCESSION HOLDER	CREDIT/LOAN VOLUME UNDRAWN	MATURITY	COST OF PAYABLES TO CREDIT INSTITUTIONS	
			FIXED	VARIABLE
TOLL ROADS				
Autopista del Sol, C.E.S.A (1)	360,607	2007		Euribor + 0.5%
	126,215	2007		Euribor + 0.85%
	68,705	2054		Variable depending on traffic
Autopista Terrasa-Manresa, S.A (1)	90,000	2008		Euribor + 0.7%
	160,000	2006		Euribor + 0.5%
	18,000	2004		Euribor + 0.45%
	8,176	2004		Euribor + 0.45%
	2,464	2004		Euribor + 0.5%
Autopista Trados 45, S.A.	101,300	2017		Euribor + 0.9%
	54,806	2021		Euribor + 1.1%
Inversora Autopista del Sur, S. L.	70,000	2005		Euribor + 0.75 %
	96,600	2009	5.13%	
	100,000	2009	5.48%	
	360,000	2032	5.13%	
Autopista Collipulli Temuco.	7,676	2004		Tab + 1.4% (2)
Autopista Temuco Río Bueno.	127,332	2021		Tab + 1.75% (2)
Autopista Santiago Talca, S.A	79,569	2015		Tab + 1.1% (2)
Euroscut Algarve, S.A.	130,000	2027	6%	
	25,000	2004		Euribor + 0.3%
Euroscut-Norte Litoral, S.A.	310,884	2026		Euribor + 1.35 %
	11,500	2006		Euribor + 0.50 %
Eurolink Motorway	181,240	2028		Euribor + 1.20 %
	42,500	2007		Euribor + 0.30 %
	8,800	2028		Euribor + 2.00 %
AIRPORTS				
Aeropuerto Cerro Moreno	4,080	2008		Tab + 1.2 % (2)
Belfast Airport	52,877	2028		Libor + 1.4 %
		2007		Libor + 1.45 %
		2011		Libor + 2.15 %
Tidefast, Limited	298,975	2006	7.31%	
SERVICES				
Tube Lines	65,774	2007		Libor + 0.35%
	63,426	2027	15%	
	847,081	2025		Libor + 0.87%
TOTAL	**3,873,587**			

(1) As of December 31, 2003, these companies had interest rate hedges.

(2) Reference interest rate in Chilean market.

As of December 31, 2003, Autopista Terrasa-Manresa, S.A. had interest rate swap contracts to hedge the interest rate risk on its debt. The volume of debt hedged was 45.58% of the total through various contracts which assured a fixed interest rate payable by the concession-holder. This interest rate varies between 3.93% and 5%.

As of December 31, 2003, Autopista del Sol, C.E.S.A. had hedge contracts to limit the risk from interest-rate variations. The hedge contracts entered into were interest rate swaps which covered 41.93% of the total debt of Autopista del Sol, C.E.S.A. at a fixed interest rate of between 3.04% and 5.1%.

For the debt in Inversora del Sur mentioned above, the hedge contract covers 100% of the interest rate for Section A, at a rate of 3.83 % and Section B at 4.18 %.

For the debt in Belfast Airport, the hedge contract entered into is an interest rate swap for the first 30 months at 5.41%.

For the Eurolink Motorway concession interest rate hedges have been arranged for 100% of the equity bridge loan and senior loan for the construction period and for 75% of the senior debt for the operation period. An analysis is as follows:

Thousands of euros

NOTIONAL	FIXED RATE	MATURITY
26,000	3.77%	2006
14,700	3.44%	2006
19,000	5.04%	2017
19,000	5.19%	2017
38,000	5.39%	2028
38,000	5.24%	2028

Concerning the "Equity Bridge Loan" of Eurolink Motorway, Cintra , S.A., has granted guarantees amounting to €39,525 thousand which relates to the proportional part attributable to Cintra, S.A. of the "Equity Bridge Loan" drawn on the basis of the ownership percentage in the company.

Tube Lines Limited Holdings has arranged swaps on €58,257 thousand at an average interest rate of 4.92%, and on €278,150 thousand, with interest payable at 4.92% plus a variable spread depending on the amount drawn, up to a maximum of 1.75%.

For the financing of Tube Lines, Grupo Ferrovial, S.A. has provided guarantees arranged through letters of credit amounting to €96,736 thousand. Of this amount, €64,114 thousand relate to the amount drawn down on the bank loan to finance future capital increases by shareholders in Tube Lines, in the proportional part of 33% held by Amey (Equity Bridge Loan). The remainder largely relates to the guarantee of potential future draw downs in relation to this loan not made at the date hereof.

Set out below is a detailed analysis of the development of accounts payable to credit institutions in other companies by division and the main terms and conditions applicable to the same.

OTHER COMPANIES

Thousands of euros

	BALANCE AT 31/12/02			BALANCE AT 31/12/03			
	LONG TERM	SHORT TERM	TOTAL	LONG TERM	SHORT TERM	TOTAL	VARIATION
Other companies							
Construction	19,712	38,087	57,799	16,696	52,530	69,226	11,427
Infrastructure	47,810	9,485	57,376	39,947	21,443	61,390	4,014
Real Estate	233,468	45,998	279,467	334,346	36,403	370,749	91,282
Services	7,749	4,694	8,805	52,891	215,402	268,293	259,488
Other	849	1,056	5,543	2	489,451	489,453	483,910
TOTAL	**309,588**	**99,320**	**408,990**	**443,882**	**815,229**	**1,259,111**	**850,121**

The most significant variations in this heading are as follows:

- Services:

Long-term debt reflected in the services division amounting to €52,891 thousand mainly relates to the accounts payable contributed by the Cespa Group amounting to €36,200 thousand with maturities in 2005/2009 and finance leases pertaining to Amey, Plc amounting to €9,397 thousand.

Short-term payables, amounting to €215,402 thousand mainly include a loan contributed by Amey, Plc amounting to €148,116 thousand. This loan matures on 4 July 2004 and is currently being refinanced. Additionally, mortgages contributed by the Cespa Group amounting to €46,200 thousand are included together with a loan arranged by Marliara, S.A. amounting to €16,252 thousand.

- Real Estate

The increase in indebtedness relates mainly to an increased utilization of the mortgage loans connected with the Housing Development business.

- Other

The increase in short-term debts in this line relates to the granting to Grupo Ferrovial, S.A. by two financial institutions of a short-term syndicated financing contract for a maximum amount of €600,000 thousand signed on 28 August 2003 at a variable interest rate index-linked to Euribor, of which €488,000 thousand had been used mainly to finance acquisitions in the services division.

The contract matures on 28 February 2004 and may be extended until 29 June 2004.

In relation to the accounts payable to banks by other companies, there is only one interest rate hedge in Amey, Plc through swaps for €21,355 thousand, covering 14.6% of the total volume of the loan. The interest rate is a fixed rate of 6.27% and the maturity date is 19 July 2004.

With respect to the other companies' accounts payable to credit institutions, the limits and the amounts drawn down of credit facilities and mortgage loans as of December 31, 2003, is as follows:

Thousands of euros

	LIMIT	DRAWN DOWN	UNDRAWN
Credit facilities			
Maturing at short term	1,262,300	808,700	453,600
Maturing at long term	379,340	99,227	280,113
TOTAL	**1,641,640**	**907,927**	**733,713**
Mortgage loans	**450,874**	**351,184**	**99,690**
TOTAL	**2,092,514**	**1,259,111**	**833,403**

DEBENTURES

The following table shows the variation with respect to December 2002 in financial debt due to the issuance of debentures:

Thousands of euros

	BALANCE AT 31/12/02			BALANCE AT 31/12/03			
	LONG TERM	SHORT TERM	TOTAL	LONG TERM	SHORT TERM	TOTAL	VARIATION
CONCESSION-HOLDERS	**2,853,580**	**41,354**	**2,894,934**	**3,084,442**	**67,302**	**3,151,744**	**256,810**
Autopista Collipulli Temuco.	159,419	11,860	171,279	163,292	12,199	175,491	4,212
407 ETR International Inc.	2,167,631		2,167,631	2,323,990	165,496	2,489,486	321,855
Algarve Internacional, B.V.	126,500		126,500	126,500		126,500	0
Autopista Santiago Talca.	400,030	29,494	429,524	335,529	24,738	360,267	-69,257
TOTAL	**2,853,580**	**41,354**	**2,894,934**	**2,949,311**	**202,433**	**3,151,744**	**256,810**

The variation in the balance of Debentures and Other Marketable Securities in toll road and airport concession holder 407 ETR is mainly due to the following:

- The effect of the evolution of the euro exchange relate compared with the Canadian dollar in 2003 has led to an increase in 2003 in Debentures and Other Marketable Securities amounting to €36,210 thousand (See note 6).
- New issues of series 03 D1 bonds in November 2003, amounting to € 141,252 thousand at 4% interest and maturing in 2006.
- Increase in financial expenses relating to discounted bonds amounting to €53,127 thousand, as discussed in Note 11.
- The remaining variation mainly relates to interest due but not paid on certain bond issues amounting to €91,176 thousand.

The fall in the Santiago Talca debt is due to the depreciation of the US dollar as the bond issue was denominated in US dollars. In this issuance of bonds, the following exchange rate hedge mechanism was arranged: appreciation of the USD with respect to the CLF of over 10% is covered by the Ministry of Public Works of the Republic of Chile, whereas depreciation by over 10% is covered by the concession-holder.

The detail of the amount of each issue, of the related interest rates (which in all cases were fixed rates) and of the maturity dates is as follows.

Thousands of euros

COMPANY		AMOUNT	INTEREST RATE		MATURITY
407 ETR International Inc.	Series 99 A1	245,477	6.05 %		2009
	Series 99 A2	244,848	6.47 %		2029
	Series 99 A3	177,405	6.75 %		2039
	Series 99 A4	107,807	5.33 %	(1)	2016
	Series 99 A5	107,878	5.33 %	(1)	2021
	Series 99 A6	107,918	5.33 %	(1)	2026
	Series 99 A7	107,944	5.33 %	(1)	2031
	Series 99 A8	245,471	6.55 %		2006
	Series 00 A2	208,778	5.29 %	(1)	2039
	Series 00 A3	266,038	6.90 %		2007
	Senior Bonds	**1,819,564**			
	Series 00 B1	101,257	7.00%		2010
	Junior Bonds	**101,257**			
	Series 00 C1	184,476	9.00 %		2007
	Series 03 D1	141,252	4.00 %		2006
	Series 01 C1	135,131	6.40 %		2004
	Subordinated	**460,859**			
	Interest discounted bonds	**77,441**			
	Other debts relating to interest on bond issues	**30,365**			
	Subtotal 407 ETR	**2,489,486**			
Autopista Santiago Talca, S.A.		**360,267**	7.37%		2022
Autopista Collipulli Temuco.		**175,491**	7.30%		2020
Algarve Internacional, B.V.		**126,500**	6.4%		2027
TOTAL		3,151,744			

(1) Interest rate to which must be added the annual inflation rate in Canada.

22. LONG-TERM NON-FINANCIAL DEBTS

Long-term non-financial debts are analyzed below:

Thousands of euros

	BALANCE AT 31/12/02	BALANCE AT 31/12/03	VARIATION
Other long-term creditors	420,393	447,813	27,420
Uncalled amounts on shares held	-15	6,613	6,628
Debts represented by bills payable	80,881	74,320	-6,561
TOTAL	**501,259**	**528,746**	**27,487**

The main balances under Debts represented by bills payable at long-term are in the Real Estate division amounting to €74,319 thousand mainly relating to the purchase of land .

Uncalled amounts on shares held include a balance of €6,419 thousand which relates to the construction division in the company that holds the Ciudad de la Justicia concession in Barcelona.

The caption Other Long-term Creditors mainly records long-term fixed asset creditors amounting to € 100,421 thousand which basically relates to the amount payable on the purchase of 40% of the shares of the company holding the Autopista del Maipo concession for €73,204 thousand. Also noteworthy in long-term fixed asset creditors is the deferred corporate tax amounting to €271,306 thousand which mainly relates to the uniform criteria applied to toll road concession holders amounting to € 150,462 thousand and the acquisition of an ownership interest in the capital stock of Cintra, S.A. by the Australian group M.I.G. in 2002 for €58,124 thousand. Lastly, €5.995 thousand is recorded under Guarantees and deposits received.

23. OTHER CURRENT LIABILITIES

The detail of the other nonfinancial current liabilities is as follows:

Thousands of euros

	BALANCE AT 31/12/02	BALANCE AT 31/12/03	VARIATION
Payable to associated companies	33,232	45,174	11,942
Trade accounts payable	2,584,991	3,152,694	567,703
Other nontrade payables	612,212	677,777	65,565
Accrual accounts	39,132	34,672	-4,460
TOTAL	**3,269,567**	**3,910,317**	**640,750**

The "Other Nontrade Payables" account includes "Taxes Payable", with a balance of €446,406 thousand as of December 2003.

The detail of the "Trade Accounts Payable" by business is as follows:

Thousands of euros

	BALANCE AT31/12/02	BALANCE AT 31/12/03	VARIATION
Trade accounts payable	**2,584,991**	**3,152,694**	**567,703**
Construction	2,097,232	1,990,407	-106,825
Infrastructure	99,513	84,182	-15,331
Real Estate	232,183	378,617	146,434
Services	80,421	554,868	474,447
Other	75,642	144,620	68,978

In the services division the increase is mainly due to the inclusion of the Amey Group's trade payable balances amounting to €408,596 thousand, of which €98,234 thousand relate to Tube Lines, and the Cespa Group's trade payable balances amounting to €61,837 thousand.

The trade payable balance includes €729,345 thousand in respect of Customer Advances.

As indicated earlier in Note 4-r, the Parent Company, together with certain companies which meet the requirements contained in tax legislation, are taxed under the consolidated taxation system. The Ferrovial Group companies indicated in Exhibit V are taxed under the consolidated taxation system.

The reconciliation of the consolidated income for the year per books to the taxable income for corporate income tax purposes is as follows:

Thousands of euros

ITEMS	INCREASE	DECREASE	TOTAL
Consolidated income for the year per books before taxes			**604,104**
Permanent differences:			
At individual companies (Spain)	34,403	-68,288	-33,885
At individual companies (Foreign)	15,193	-2,868	12,325
Consolidation adjustments		-26,860	-26,860
Timing differences:			
Arising in the year	78,392	-262,878	-184,486
Arising in previous years	70,910	-88,985	-18,075
Prior years' tax loss carryforwards			-3,789
TAXABLE INCOME			**349,334**

The corporate income tax expense is calculated at the rates in force in each country: Spain 35%, Portugal 33%, Canada 36.62%, Chile 16.5%, Poland 27% and the United Kingdom 30%. In accordance with IAS and standard practice in Spain, provision is also made for the tax deriving from the repatriation of profits generated abroad provided that such repatriation is forecast to take place within a reasonable future period.

The corporate income tax expense recorded by the Ferrovial Group in 2003 amounted to €156,611 thousand, which represents a tax rate of 25.92%. The tax rate in prior years amounted to 30.29% in 2002 and 32.11% in 2001.

The tax rate for the year is lower than the general Spanish corporate income tax rate (35%) mainly due to the following:

1. The Group has recorded, as a decrease in the expense, the fall in deferred tax relating to the results of 407 ETR brought about by the decrease in the Canadian corporate income tax rate from 38.62% to 36.62%, representing income of €5.8 million.

2. The Group has recorded, as a decrease in the expense, the fall in the deferred tax relating to the extraordinary results generated on the acquisition of an ownership interest by Macquarie Infrastructure Group in the capital stock of Cintra S.A., as a result of the increase in the reinvestment deduction provided in Article 36 ter of the Corporate Income Tax Law, from 17% to 20%, representing income of €11.6 million.

3. The Ferrovial Group owns 49% of several Economic Interest Groupings which have availed themselves of the special tax regime envisaged in Additional Provision Fifteen of the Corporate Income Tax Law. These entities have generated tax losses which reduce the corporate income tax expense recorded in the Ferrovial Group in 2003 by €2.7 million. This investment is classified as a financial transaction and the estimated net result on the same is recorded on a straight-line basis over the term of the transaction.

The Group recorded under the "Corporate Income Tax" caption the tax withholdings abroad and the adjustment of the corporate income tax expense for 2002. The net effect of these two items is €13,093 thousand.

Permanent differences mainly relate to expenses deemed not deductible for tax purposes, overprovision and consolidation adjustments.

Most of the timing differences have arisen as a result of the difference between the accounting and tax methods used in allocating the income of joint ventures. Variations in deferred tax assets and liabilities in the year were as follows:

	Thousands of euros	
	PREPAID TAX ASSET	DEFERRED TAX LIABILITY
Balance at 31.12.02	47,389	271,030
Prepaid tax asset	27,437	
Deferred tax liability		92,007
Reversal of prepaid tax asset	-31,145	
Reversal of deferred tax liability		-24,818
Differences in Portugal resulting from the adaptation of accounting standards	2,400	
Balance at 31.12.03	**46,081**	**338,219**

Deferred taxes are recorded taking into account the tax rate envisaged at the time they arose, in accordance with tax legislation in force at year end.

Certain companies in the consolidated tax group have tax losses available for carryforward amounting to €34,766 thousand, of which €2,005 thousand were recognized as a tax credit in prior years. The detail of these tax losses is as follows:

YEAR IN WHICH LOSS AROSE	Thousands of euros
1992	7
1993	56
1994	212
1995	62
1996	377
1997	76
1998	11,925
1999	10,569
2000	4,213
2001	3,397
2002	3,872
TOTAL	**34,766**

Additionally, the Group has unused investment and other tax deductions amounting to €83,513 thousand, which have not been recorded for accounting purposes for reasons of prudence.

In June 2003 the companies included in the consolidated tax group were notified of the commencement of inspection proceedings for the years 1998 to 2001. Depending on the approach adopted by the tax authorities with respect to the years open to inspection, contingent tax liabilities may arise which cannot be objectively quantified . However, the Parent Company's directors consider that the liabilities arising in this connection will not be material.

25. CONTINGENT LIABILITIES

The companies' contingent liabilities include those normally encountered at construction companies for the performance and completion of contracts entered into by the companies themselves or by the joint ventures in which they participate.

Also, the companies are the defendants in certain legal proceedings. The directors consider that the possible effect of these matters on the accompanying consolidated financial statements would in no case be material.

As of December 31, 2003, the companies had provided guarantees totaling €2,468,649 thousand, most of which related to guarantees required for the award of construction contracts.

The table below sets out a breakdown of the guarantees provided by business division together with a comparison with the previous year (in thousand of euros):

	2002	2003
Construction	1,258,942	1,354,385
Infrastructure	440,204	270,755
Real Estate	472,955	594,770
Services	61,100	144,811
Other	429,826	103,928
TOTAL	**2,663,027**	**2,468,649**

In the Construction division, guarantees relate to those normally encountered at construction companies for the performance and completion of work contracts entered into by the companies themselves or by the joint ventures in which they participate.

In the Infrastructure division, the guarantees mainly relate to those submitted in the tender bid, payment of rights and compliance with other obligations.

In the Real Estate division, the guarantees relate to the obligations deriving from the contracts for the performance and sale of developments and the guarantee of the tender and amounts on account of the dwelling delivered by customers.

In the Services division, the guarantees mostly relate to those submitted to public bodies and private customers in order to ensure the successful completion of the urban sewage work and contracts.

In other divisions, guarantees relate mainly to those provided by Grupo Ferrovial, S.A. to Tube Lines, as mentioned in Note 21 on the net cash position.

Additionally, Grupo Ferrovial, S.A. has granted a guarantee in favor of its subsidiary Cintra Chile, S.L., through which it guarantees, in the event of non-compliance, the payment obligation assumed by the latter in relation to the deferred payment on the purchase of 40% of the shares of the concession holder Autopista Santiago Talca. The amount involved totals €73,204 thousand as indicated in note 22 on long-term non-financial debts.

26. NET SALES

The breakdown, by line of business, of net sales in 2003 and the variations therein with respect to the previous year are as follows:

			Thousands of euros
	2002	2003	VARIATION %
CONSTRUCTION	**3,788,898**	**3,601,250**	**-4.95%**
Spain	2,664,196	2,702,843	1.45%
Civil engineering	1,417,955	1,382,510	**-2.28%**
Residential building	622,556	677,948	**8.90%**
Nonresidential building	626,824	642,385	**2.48%**
Abroad	416,235	326,895	**-21.46%**
Budimex Group	618,784	478,329	**-22.70%**
Industrial	89,683	93,183	3.90%
INFRASTRUCTURE	**449,995**	**523,580**	16.35%
REAL ESTATE	**619,679**	**728,656**	17.59%
SERVICES	**340,057**	**1,358,063**	299.36%
OTHER	**37,957**	**38,924**	2.55%
ELIMINATION OF INTERCOMPANY TRANSACTIONS	-196,362	-224,574	14.37%
TOTAL	5,040,224	6,025,899	19.56%

In 2003, sales increased in all business divisions, except for Construction largely due to the effect of the exchange rate on business abroad.

Particularly noteworthy is the increase in Services partly driven by the inclusion of net sales of the Amey group amounting to €800,407 thousand (for seven months), of which €168,355 thousand relate to Tube Lines and €144,603 thousand to Cespa (for three months). In any event, excluding these acquisitions, the increase would have been 21.5%. The development of the Group's billings in 2003 is discussed in more detail in the Directors' Report.

The detail of billings by division and by the main countries in which the Ferrovial Group carries on its activities is as follows:

	SPAIN	POLAND	CHILE	CANADA	PORTUGAL	UK	OTHER	TOTAL
Construction	2,835,432	477,296	52,160	697	152,935		82,731	3,601,251
Infrastructure	182,108		71,322	220,762	5,432	43,955		523,579
Real Estate	685,898		12,097		30,662			728,657
Services	537,430				20,226	800,407		1,358,063
Other	-185,651							-185,651
TOTAL	**4,055,217**	**477,296**	**135,579**	**221,459**	**209,255**	**844,362**	**82,731**	**6,025,899**

The billings recorded in each of the countries relate basically to transactions carried out in local currency. Of the total billings, 67.30% relate to billings in euros.

BACKLOG

As of December 31, 2003, the total Group's construction backlog amounted to approximately €6,105,732 thousand.

The detail of the construction backlog and of the variations therein with respect to 2002 is as follows:

	2002	2003	VARIATION	VARIATION %
CONSTRUCTION SPAIN	**4,007,200**	**4,154,931**	**147,731**	**3.69%**
Civil engineering	2,426,900	2,235,106	-191,794	-7.90%
Residential building	788,500	982,903	194,403	24.65%
Nonresidential building	791,800	936,922	145,122	18.33%
CONSTRUCTION ABROAD	**772,400**	**856,435**	**84,035**	**10.88%**
Civil engineering	719,200	758,730	39,530	5.50%
Residential building	27,900	31,579	3,679	13.19%
Nonresidential building	25,300	66,126	40,826	161.37%
INDUSTRIAL CONSTRUCTION	**627,000**	**687,500**	**60,500**	**9.65%**
Construction	161,100	165,700	4,600	2.86%
Maintenance	465,900	521,800	55,900	12.00%
BUDIMEX	**515,200**	**406,866**	**-108,334**	**-21.03%**
TOTAL	5,921,800	6,105,732	183,932	3.11%

27. OPERATING INCOME

The variations in "Operating Income" and "Operating Margin", by business division, were as follows (in thousands of euros):

Thousands of euros

	2002		2003		VARIATION %
	INCOME	MARGIN	INCOME	MARGIN	
Construction	155,239	4.10%	167,938	4.66%	**8.18%**
Infrastructure	210,657	46.81%	245,405	46.87%	**16.50%**
Real Estate	103,786	16.75%	132,691	18.21%	**27.85%**
Services	18,420	5.42%	71,240	5.25%	**286.75%**
Other and adjustments	-3,119	1.97%	-2,408	1.30%	**-22.80%**
TOTAL OPERATING INCOME	**484,983**	**9.62%**	**614,866**	**10.20%**	**26.78%**

In 2003, noteworthy was the variation in the operating margin on the services business mainly due to the inclusion of Cespa, S.A and Amey, Plc. in 2003 which contributed operating income of €13,823 thousand and €35,034 thousand, respectively, of which €23,337 thousand relate to Tube Lines.

The variations in "Operating Income" and "Operating Margin" by business are discussed in detail in the accompanying Directors' Report.

Of the total "External Consumables" and "Other Operating Expenses" balances, approximately 69% relate to transactions carried out in euros while 15% relate to this type of expenses in the United Kingdom and 10% in Poland.

Gross operating income (before depreciation and variations in provisions) by business division in 2003 compared with 2002 is set out below:

Thousands of euros

	2002	2003	VARIATION
Construction	235,951	323,173	**87,222**
Infrastructure	279,251	316,679	**37,428**
Real Estate	106,500	136,629	**30,129**
Services	28,818	109,840	**81,022**
Other	998	-521	**-1,519**
TOTAL	**651,518**	**885,800**	**234,282**

28. FINANCIAL INCOME

The following table shows the detail of financial income, distinguishing between that relating to concession-holders and that relating to other companies:

Thousands of euros

	2002	2003	VARIATION %
Financial results - Infrastructure	**-34,608**	**-49,380**	**-42.68%**
Financial results - Other companies	**9,861**	**-22,416**	**-327.32%**
Construction	44,988	41,342	8.10%
Infrastructure	-10,926	-4,708	56.91%
Real estate	-23,828	-38,468	-61.44%
Services	-4,158	-17,513	-321.19%
Other	3,785	-3,069	-181.08%
TOTAL	**-24,747**	**-71,796**	**-190.12%**

With respect to the financial income from concessions, the following table shows the detail by concession-holder. The table indicates which part of financial income is capitalized as an addition to tangible fixed assets in the toll roads in the construction phase and which part is capitalized in the toll roads in operation pursuant to the Ministerial Order dated December 10, 1998 (see Notes 4-w.2.1. and 11).

	FINANCIAL INCOME AND EXPENSE CAPITALIZED FOLLOWING CONSTRUCTION IN DEFERRED CHARGES	FINANCIAL INCOME AND EXPENSE CAPITALIZED IN CONSTRUCTION PERIOD IN FIXED ASSETS	FINANCIAL INCOME AND EXPENSE IN P&L	ACCRUED FINANCIAL INCOME AND EXPENSE
FINANCIAL RESULTS - CONCESSION HOLDERS				
407 ETR International Inc.	147,744		14,819	-162,563
Autopista del Sol, S.A.	20,960		195	-21,155
Autopista Terrasa-Manresa, S.A.	8,812		3,092	-11,904
Autopista Trados M-45, S.A.	1,326		1,246	-2,572
Autopista R-4 Madrid Sur, C.E.S.A.		16,074		-16,074
Autopista Temuco Río Bueno.	8,077		-989	-7,088
Autopista Collipulli Temuco.	11,780		2,593	-14,373
Autopista Santiago Talca.	18,041	5,464	6,808	-30,313
Euroscut Norte Litoral, S.A.		2,467		-2,467
Euroscut-Soc. Conces. Da Escut do Algarve, S.A.		21,801		-21,801
Aeropuerto de Cerro Moreno Soc Concesionaria, S.A.			139	-139
Bristol Airport			12,561	-12,561
Eurolink Motorway Operation.		4,531		-4,531
Tube Lines			8,326	-8,326
Belfast City Airport			1,198	-1,198
Other			-608	608
TOTAL	**216,740**	**50,337**	**49,380**	**-316,457**

With respect to financial income in Other companies, the deterioration is due to the decline in the net average cash position in 2003 mainly as a result of the increased indebtedness generated by the acquisitions of Amey Plc. and Cespa, S.A.

The table below sets out the detail of financial results in Other Companies, distinguishing pure financing income / loss and other items which make up financial results:

			Thousands of euros
	2002	2003	VARIATION %
Income/loss from financing	**4,077**	**-10,950**	**-368.58 %**
Total other financial income/loss	**5,784**	**-11,466**	**-298.24 %**
Late-payment interest	14,980	9,234	-38.36 %
Cash discount on purchases	4,174	3,925	-5.97 %
Exchange differences	-2,298	-1,654	28.02 %
Mortgage expenses	-1,223	-9,265	-657.56 %
Expenses of deferred payment for land	-3,353	-4,681	-39.61 %
Deposits	-4,139	-5,069	-22.47 %
Other	-2,357	-3,956	-67.84 %
TOTAL	**9,861**	**-22,416**	**-327.32 %**

29. EXTRAORDINARY INCOME

Extraordinary income in the year is mainly made up of the following:

- Extraordinary income is generated on the reversal of part of the provisions that the concession division recorded in relation to toll road concession holders in Chile amounting to €77,000 thousand. This reversal results from the signing with the Chilean government in Santiago Talca, Collipulli Temuco and Temuco Rio Bueno of the so-called Demand Guarantee Arrangement, which entails a decrease in the risks in these concessions (see note 20).

- Extraordinary income in 2003 relating to the disposal of treasury stock for €18,113 thousand.

- The profit on the sale of Budimex's head office building amounting to €19,683 thousand.

30. INCOME BEFORE TAXES

The detail by business division, of "Income Before Taxes" and of the variations therein, is as follows:

Thousands of euros

	2002		2003		VARIATION %
	INCOME	MARGIN	INCOME	MARGIN	
Construction	177,529	4.69%	216,623	6.02%	**22.02%**
Infrastructure	385,294	85.62%	265,963	50.80%	**-30.97%**
Real Estate	77,172	12.45%	92,923	12.75%	**20.41%**
Services	7,983	2.35%	17,956	1.32%	**124.93%**
Other and adjustments	36,287		12,640		
TOTAL	**684,265**	**13.58%**	**606,105**	**10.06%**	**-11.42%**

31. NET INCOME

The detail by business division, of "Net Income" and of the variations therein, is as follows:

Thousands of euros

	2002		2003		VARIATION %
	INCOME	MARGIN	INCOME	MARGIN	
Construction	120,524	3.18%	138,551	3.85%	**14.96%**
Infrastructure	256,693	57.04%	115,894	22.13%	**-54.85%**
Real Estate	55,189	8.91%	62,549	8.58%	**13.34%**
Services	4,194	1.23%	9,602	0.71%	**128.95%**
Other and adjustments	19,219		13,988		
TOTAL	**455,819**	**9.04%**	**340,584**	**5.65%**	**-25.28%**

Earnings per share in 2003 amounted to €2.42 compared with €3.25 in 2002.

This cash flow statement makes up a first table which explains the changes in the Group's net cash position excluding that corresponding to the concession holders of Infrastructures (motorways, airports and tube lines). It has been prepared based on the consolidated financial statements in which all the aforementioned companies are carried by the equity method, irrespective of the percentage shareholding or level of control over them (the balance sheet and income statement corresponding to this inclusion are attached as Exhibit IV). Hence, in the resulting cash flow the collections for dividends and reimbursements of own funds made by these companies are shown as operating flow, and the payments made as capital increases or acquisition of additional holdings are reflected as investment flow.

The second table shows details of trends in the net cash position corresponding to the concession holders, setting out the activity and financing flows derived from the operations recorded for all companies consolidated by the full or proportional consolidation method in Ferrovial Group consolidation. In case of acquiring existing concession holders, the total price paid for them is recorded as investment flow, and from that date, the corresponding flows from the activity or financing produced in each of them are recorded.

Millions of euros

STATEMENT OF CASH FLOW	31/12/03	31/12/02
Net Income	**340.584**	**455.819**
Adjunstments to income	**-52.701**	**-240.530**
Minority interests	74.722	-10.474
Amortizations/Allowances	246.408	134.674
Variations in Inventory	-243.018	-154.426
Result by equity method*	-156.320	-141.245
Others	25.507	-69.059
Variation in Working Capital	**123.951**	**-13.116**
Collection of dividends from concession-holders	**104.596**	**90.014**
Operating Flow	**516.430**	**292.187**
Investment	-856.879	-551.301
Divestment	64.392	59.355
Entry of MIG in Cintra, S.A.		816.000
Investment Flow	**-792.487**	**324.054**
ACTIVITY FLOW	**-276.057**	**616.241**
Payment of dividends	-95.274	-58.834
Other variations in shareholders' equity	-9.339	29.200
Own Financing Flow	**-104.613**	**-29.634**
Financial result	**-10.923**	**4.094**
Incorporated Net Debt	**-501.743**	**-0.980**
Variation in Net Cash Position (1)	**893.336**	**-589.721**
FINANCING FLOW	**276.057**	**-616.241**
(1)		
Opening cash position	302.852	-286.869
Closing cash position	-590.484	302.852
Variation in net cash position	**893.336**	**-589.721**

(*) Includes the result by the equity method of all the concession holders, reflected at Ferrovial's percentage interest in them.

In 2003 the main impact on the variation in the net cash position of other companies (without including that relating to concession holders) has been the acquisition by the Services Division of the UK company Amey and the Spanish company Cespa, for a total amount of 666.9 million euros, which has led to an expense during the year of 621.0 million euros and the incorporation of a combined net debt from these companies of 495.8 million euros.

The flow generated by the Group's operations was around 516.4 million euros, 224.2 million euros above that reached the previous year, which enabled the impact of these acquisitions, as well as the investments made by the Concessions Division during the year, not to be transferred to the Group's overall final net cash position at the end of the financial year.

OPERATING FLOW

The evolution of the operating flow by business area in 2003 compared to 2002 is shown in the following table, where these flows are also compared with the EBITDA (operating profit or loss before depreciation and changes in provisions), consolidating the concession holders by the equity method:

Millions of euros

	OPERATING FLOW			EBITDA		
	31/12/03	31/12/02	VARIATION	31/12/03	31/12/02	VARIATION
Construction	380.4	355.3	25.1	323.2	236.0	87.2
Infrastructure (*)	152.4	121.4	31.0	22.9	20.5	2.4
Real Estate	2.2	-184.8	187.0	136.6	106.5	30.1
Services (*)	-8.0	0.0	-7.9	76.2	28.8	47.4
Others	-10.5	0.3	-10.8	-0.5	1.0	-1.5
GROUP TOTAL	**516.4**	**292.2**	**224.2**	**558.4**	**392.8**	**165.7**

(*) With concession holders by the equity method

In the **Construction Division**, the operating flow for 2003 is higher than that of 2002 due basically to a greater operating flow in foreign activity, where the revenues from the construction contract of the N4/N6 motorway in Ireland stand out. In domestic construction, the income related to works by the concession-holding company for the R-4 radial highway are also notable.

Millions of euros

	31/12/03
EBITDA	323.2
Payment of taxes	-69.5
Working capital	126.7
OPERATING FLOW	**380.4**

In the **Infrastructure Division** an amount of 102.8 million euros derived from dividends and refunds of equity from the concession holders of motorways and airports, whose details are reflected in the attached table, is included in the operating flow.The rest of the flow corresponds mainly to that contributed by the car parks activity, 32.9 million euros, to collections for taxes and to other collections and payments corresponding to the parent companies of the Division.

DIVIDENDS AND CAPITAL REFUNDS

Millions of euros

	31/12/03	31/12/02
Europistas	39.3	43.9
407 ETR	29.7	25.3
Sydney	14.5	4.7
Autema	7.6	3.4
Ausol	6.4	5.3
ITA	1.2	1.7
Bristol	3.2	4.1
Car parks	1.0	1.6
TOTAL	**102.8**	**90.0**

In the **Real Estate Division**, a sharp increase in the operating flow was recorded in part due to the higher income of the Division and in greater measure by the lower payments for land during the year, although in 2003 the investment rate in this Division was maintained with an investment in land of 378.2 million euros. Of this total amount for land acquisitions, 192.7 million euros were paid during the year, leaving 158 million euros pending payment for later financial years (the rest corresponds to swaps or payments made prior to 2003).

The total land payments made in 2003 as cash flow of the financial year were 272.8 million euros, of which 192.7 correspond to investments of the financial year, as stated above, 75.7 to deferred payments of previous years and 4.3 million euros to amounts advanced for future years. In 2002 the total payments for land purchases were 384.2 million euros.

Excluding these payments, the operating flow would be 275.0 million euros.

In **Services**, the lower operating flow with respect to 2002 is caused by the inclusion of that corresponding to seven months of Amey, which is negative. Cespa contributed a positive operating flow of 22.4 million euros, for three months. Amey's negative flow is due to the repayment of a commercial debt included in working capital and existing at the time of the purchase (28.5 million euros), as well as the large number of payments made during these months for services that had been contracted previously by the company as advisory services received (around 18.5 million euros), both for the acquisition by Ferrovial and for the refinancing of its debt.

In addition, the collection by this Division of the payment of a dividend of 1.8 million euros paid by Tube Lines is included in the operating flow. Below are details of the operating flow of the main activities of this Division:

Millions of euros

	OTHER SERVICES	AMEY(*)	CESPA	SERVICES
EBITDA	33.5	20.0	22.7	76.2
Payment of taxes	-3.4	14.1	-13.0	-2.2
Extraordinary payments		-47.0		-47.0
Working capital	-28.9	-18.7	12.6	-35.0
OPERATING FLOW	1.3	**-31.6**	**22.4**	**-8.0**

(*) Tube Lines (London Underground) carried by equity method

Not including the flow corresponding to both companies (Amey and Cespa), the operating flow of the Division is 1.3 million euros, a figure that continues to be adversly affected by the growth experienced in the other areas that require greater investment in working capital, as well as by other costs derived from the above acquisitions.

INVESTMENT FLOW

The following table shows details by business area of the investment flow, separating in each the payments for investments and the collections for divestments.

Millions of euros

	INVESTMENT	DISINVESTMENT	INVESTMENT FLOW
Construction	-36.5	7.4	**-29.1**
Infrastructure	-115.8	2.1	**-113.7**
Real Estate	-7.9	0.1	**-7.8**
Services	-667.3	2.7	**-664.7**
Others	-29.3	52.0	**22.7**
TOTAL	**-856.9**	**64.4**	**-792.5**

As mentioned above, the purchases by the Services Division of the UK company Amey and the Spanish company Cespa were the most relevant events of the year, evidenced in the investment flow of the Group. The total amounts paid for these purchases were 119.4 million euros in the case of Amey and 501.5 million euros in the case of Cespa. To this payment made during 2003 another will be added, to be paid in 2004, which has yet to be determined (in any event, the total amount of the operation will not exceed 547 million euros).

In addition to the above acquisitions, the investment flow corresponding to the Concessions area (-88.4 million euros) should also be noted, as shown below:

INVESTMENT FLOW IN CONCESSION-HOLDING COMPANIES

Millions of euros

	31/12/03	31/12/02
407 ETR		127.4
R-4	39.8	17.0
Belfast	22.7	
Euroscut Norte	12.4	14.2
Euroscut Algarve	3.2	
Sydney	10.4	233.8
M-45		4.8
Ausol		4.7
Artxanda		2.8
Others		16.5
TOTAL	**88.4**	**421.2**

Among the most relevant investment made by this Division in the year, the purchase of 100% of Belfast airport, as a new inclusion, the increases in capital carried out by the concession-holding company of the R-4 radial highway and the increase in the holding in Sydney airport, with an additional purchase of 1.08%, should be noted.

Under the heading Others, the payment of 12.2 million euros for a capital increase in ONO should be noted in 2003, within the Telecommunications area.

Apart from the above equity and or financial investments, the investment in tangible fixed assets principally includes the investment in machinery by the Construction Division and the investment made in the car park activity in off-street and on-street car parks.

Concerning divestments, the positive flow obtained by the sale of part of the treasury stock should be noted, with a contribution to the Group of 47.7 million euros, and the sale in the Construction area of the building that made up the main corporate office of Budimex for 19.5 million euros, for which 5.9 was collected during the year.

CASH FLOW

The payments for this item to the shareholders of Grupo Ferrovial, S.A., which in 2003 was for –95.3 million euros, including an extraordinary dividend paid out of the extraordinary income obtained in the year 2002 for the sale to Macquarie of 40% of Cintra, are recorded as dividend flow.

As for other effects on shareholders' equity those derived from the effect of the exchange rate which directly affects the liquidity or debt existing in foreign currency are included which in this financial year, as well as in the previous one, was negative due to the depreciation of the euro with respect to certain currencies, which is reflected by greater net indebtedness.

For its part, in 2002, an increase in capital at Cintra by the minority shareholder Macquarie was also included in this line in 2002.

NEW NET DEBT

This includes the net indebtedness existing in the balance sheets of Amey and Cespa at the time of their incorporation into the Group, thereby increasing its overall net indebtedness. The net debt corresponding to Amey was 237.6 million euros and that of Cespa, 258.1 million euros.

CASH FLOW AT THE CONCESSION HOLDERS

For the preparation of the cash flow of the Concession holders, only those that are consolidated by the full and proportional consolidation method in the group balance sheet of the Group are considered, distinguishing below the principal entries that explain trends in the evolution of the net cash position:

	Millions of euros
CASH FLOW AT THE CONCESSION-HOLDING COMPANIES	**31/12/02**
OPERATING FLOW	**220.1**
Investment in Intangible/Tangible Fixed Assets	-645.9
Financial Investments	-52.0
INVESTMENT FLOW	**-697.8**
Impact of exchange rate on net cash position	17.7
Payment of dividends	-64.5
Increases of capital/Outstanding payments	127.8
CASH FLOW	**81.0**
Financial result (interest)	-316.5
Other financial flows	-53.1
New net debt	-210.4
VARIATION IN NET CASH POSITION	**-976.7**

The **operating flow** of the concession holders basically includes the entry of funds in those companies that are in operation, although it also includes the refunds and payments of VAT corresponding to those that are in the construction phase.To explain the operating flow obtained by all these companies, we may start with their EBITDA (earnings from operations of the income statement plus depreciation and provisions) and add the effect of working capital, as shown in the following table:

	Millions of euros
STATEMENT OF CASH FLOW OF CONCESSIONS-HOLDING COMPANIES	31/12/02
EARNINGS FROM OPERATIONS OF CONCESSION-HOLDERS	**257.3**
Amortizations/Allowances	68.8
EBITDA	326.1
Variation in Working Capital	-106.0
OPERATING FLOW	**-220.1**

With respect to the operating flow it is important to mention that, in contrast to the case of the motorway concession holders, where the investments undertaken are reflected as investment flow of the company, which should recover them through the operating flow generated by the motorway, in the case of Tube Lines (London Underground), most of the investments that are undertaken are shown in the operating flow, because payments are collected from the customer within the agreed deadlines, which causes Tube Lines to contribute a negative operating flow (-27.1 million euros).

The **investment flow** in tangible assets includes investments in such assets, mainly derived from those concession holders that were in the construction phase in 2002 and the current year.

The investment flow in financial investments corresponds mainly to the increase in the long-term deposits made by 407 ETR International Inc (10.2 million euros) and to the payment for the acquisition of 100% of Belfast airport (33.7 million euros).

In **cash flow**, the payments of dividends and capital refunds made by the concession holders to their shareholders, as well as the payments for capital increases received by these companies are included.These amounts correspond to the amounts disbursed and received by the concession holders, irrespective of the Group's percentage holding in them. No dividend payments or refunds of shareholders' equity by companies accounted for by the equity method are included. Details of the capital refunds as well as the dividends paid by these companies are shown in the following table:

DIVIDENDS AND CAPITAL REFUNDS

		Millions of euros
	31/12/03	31/12/02
407 ETR	44.3	37.7
Autema	9.9	4.4
Ausol	8.5	7.0
London Underground	1.8	
TOTAL	**64.5**	**49.1**

Inflows of funds due to capital increases or payments pending in 2003 include the capital increase by Inversora Autopista del Sur, the payments pending from previous years by Euroscut Norte and the remittance of funds from Ferrovial Aeropuertos to Belfast airport.

In addition, the cash flow also includes the impact of changes in the exchange rate in 2003 on the net cash position upon converting the financial statements of companies that are denominated in other currencies to euros, basically the Canadian company 407 ETR International Inc and the Chilean concession holders. Overall, the impact of the evolution of these currencies regarding the euro has led to a lower debt and therefore a better net cash position for these concession holders, in an amount of 17.7 million euros. Within the flow for exchange-rate differences, the appreciation of the Chilean peso against the US dollar in Santiago Talca in its debt denominated in dollars (34.2 million euros) should be noted.

Finally, the **financial flow** corresponds to the interest paid by the concession holders, as well as other commissions and the costs closely related to the obtaining of financing.The flow of these items corresponds to the expense for interest relating to the period, as well as any other item that causes a direct variation in the net debt for the period, and the adjustments for inflation in the case of indexed bonds (RRB), and the payment of interest on bonds issued at discount.The impact of this financial year of these latter items is particularly high, -53,1 million euros, due to the increase in the grace period of certain bonds indexed to inflation and to the refinancing of a bond at its expiry with the issue of another higher-priced bond, both having an effect on the Canadian motorway ETR 407.

The amount recorded as new net debt includes that corresponding to the newly consolidated companies such as Belfast airport (-16.5 million euros) and the Tube Lines concession subsidiary of UK company Amey (-197.5 million euros). In addition, it includes all the corrections to the initial net cash position of the current year, given that during the preparation of last year's Group Annual Report there were concession holders whose reports had not been completed.

33. PERSONNEL

The variation in the average number of employees, by category, was as follows:

	2003	2002	VARIATION
Graduates	4,623	2,897	1,726
Clerical staff	3,906	2,333	1,573
Manual workers and line personnel without formal qualifications	25,818	23,224	2,594
TOTAL	**34,347**	**28,454**	**5,893**

The variation in the average number of employees, by business division, was as follows:

	2003	2002	VARIATION
Corporate	185	179	6
Construction	12,956	14,345	-1,389
Infrastructure	2,987	2,157	830
Real Estate	848	794	54
Services	17,371	10,979	6,392
TOTAL	**34,347**	**28,454**	**5,893**

The main decrease in the number of employees with respect to previous year occurred in the Construction division due to the decrease in Budimex group's headcount by 1,341 persons.

The increase observed in the services division is due mainly to the inclusion of the personnel of the Amey Group and Cespa, S.A., and their subsidiaries that gave rise to an increase of 4,778 persons, as an average in the year, taking into account that Amey began to consolidate as from July 1 and Cespa as from October 1.

Taking the figures as of December 31, 2003, Amey´s headcount is 7,298 and Cespa's is 13,116.

In the Board of Directors Regulation, the Group has assumed the commitment to provide the shareholders and the market with detailed information on such payments, which are itemised in the Company's Annual Report.

a) SETTING THE REMUNERATION OF THE BOARD

The Nomination and Remuneration Committee, in accordance with the Regulations, is responsible for proposing to the Board of Directors the system and amount of annual remuneration of the Directors.

The proposal is submitted for consideration by the Board of Directors and, if necessary, by the General Shareholders' Meeting.

b) BYLAWS REGARDING REMUNERATION

Article 25 of the Corporate Bylaws regulate this matter, setting forth that the members of the Board of Directors *"will receive as a group for carrying out their functions an amount equivalent to 3% of the consolidated income of the financial year attributable to the company. The Board shall not apply the totality of the share in earnings in the years in which it is deemed proper in which case rights will not accrue for the Directors on the part not applied. In any event, this share in the corporate earnings shall only be made effective after having fulfilled the requirements set forth in article 130 of the Corporations Law.*

Within the limits of the previous paragraph, formulas for remuneration may be established that are consistent with the delivery of shares or options o· them or that are referenced to the value of the shares.

The Board of Directors is responsible for determining the form and amount in which the share in earnings will be distributed among its members in each financial year, which may be done individually according to the share of each Director in the tasks of the Board.

The amounts received provided for in this article shall be compatible with, and independent of, the salaries, remunerations, indemnities, pensions, stock options or compensations of any kind set forth with general or singular character for those members of the Board of Directors that carry out executive functions, whatever the nature of their relationship with the company, whether labour –common or special for senior management-, commercial or for provision of services, relations that shall be compatible with the status of being member of the Board of Directors."

Finally, the Regulations of the Board of Directors require that, in all cases, any qualifications in the auditor's report whose impact on the income statement of the corresponding financial year is deemed significant must be taken into account and authorise the Board to lay down objective criteria for determining the remuneration and imposing its full or partial utilisation to purchase the Company's own shares.

c) PAYMENT SCHEME FOR FINANCIAL YEAR 2003

Within the limits set forth by the Corporate Bylaws and the Regulations of the Board, the Company approved in 2003 a payment structure applicable to all the Directors for 2003 made up of the following items:

i) Attendance allowance

Until March 1, 2003, the allowances for attendance applicable to each director was for the same amount as in 2002, that is, 3,500 euros for each meeting of the Board of Directors, and 1,500 euros for those of any of its Committees.

These amounts were changed in the same financial year, effective March 1, 2003, changing to 3,250 euros for attending the Board of Directors Meetings, 2,000 euros for attending the Executive Committee, while the 1,500 euros remained the same for the expenses for attending the Nomination and Remuneration Committee and the Audit and Control Committees.

ii) Variable remuneration according to earnings

This part of the remuneration is quantified by adding to or subtracting from the amount of 43,000 € the percentage of this amount in which the consolidated net earnings of the Ferrovial Group have increased, or where appropriate, decreased with respect to the previous year.

The increase in the consolidated earnings for 2003 compared with 2002 was 14.8%. The items related to the inclusion of a shareholder with 40% of the capital of Cintra are not taken into consideration. This increase derives from the consolidated earnings that figure in the annual financial statements prepared by the Board of Directors in its meeting on February 27, 2004, which will be submitted for approval by the General Shareholders' Meeting.

In this respect, and according to the time of remaining on the Board during 2003, each Director will receive, once the General Meeting approves the consolidated earnings of financial year 2003, the gross annual amount of 49,364 euros.

iii) Other items

The First Vice-Chairman has an additional annual gross remuneration of 150,000 euros.

The Chairmen of the Audit and Control and the Nomination and Remuneration Committees have an annual gross remuneration of 6,000 euros for each Committee chairmanship.

d) PAYMENT FORM

The General Shareholders' Meeting of March 21, 2003, authorised the Board of Directors to establish a system of payment that requires assigning all or part of the remuneration of the Directors to the acquisition of shares in the company.

The rules set by the Board for this system of payment, which is applied since April 1, 2003, to most salary items are:

- The Director must keep the acquired shares until the time in which he is no longer a member of the Board, except in exceptional cases, which require the authorisation by the Board of Directors, subject to proposal of the Nomination and Remuneration Committee.
- The acquisition of the shares is carried out four times a year, on dates which coincide with the first stock-exchange session immediately following each date set by the CNMV as deadlines for reporting financial information.
- The purchases are made by the Company, on account of the Directors, for which purpose they have granted the proper authorisation.

e) REMUNERATION OF THE BOARD OF DIRECTORS

i) Bylaw mandated remuneration

The Directors have jointly accrued a gross bylaw mandated remuneration of 1,327 thousand euros, which is distributed as follows:

- Allowances for attending the meetings of the Board of Directors, Executive Committee and Advisory Committees: € 622 thousand.
- Variable remuneration according to financial year earnings: € 543 thousand.
- Other items: The remunerations established in favour of the First Vice-Chairman of the Board of Directors and the Chairmen of the Advisory Committees, for an amount of € 162 thousand are included here.

The following table shows the individualised breakdown for each member of the Board of Directors:

	ALLOWANCES FOR BOARD, EXECUTIVE COMMITTEE AND ADVISORY COMMITTEES	VARIABLE REMUNERATION BASED ON EARNINGS	OTHER ITEMS	TOTAL
Rafael del Pino y Calvo-Sotelo	58,500	49,364		107,864
Santiago Bergareche Busquet	80,000	49,364	150,000	279,364
Jaime Carvajal Urquijo	67,750	49,364		117,114
Joaquín Ayuso García	60,500	49,364		109,864
Fernando del Pino y Calvo-Sotelo	60,500	49,364		109,864
Casa Grande de Cartagena S.L.[1]	33,750	37,023		70,773
Portman Baela SL	39,500	49,364		88,864
Juan Arena de la Mora	51,500	49,364	6,000	106,864
Santiago Eguidazu Mayor	57,500	49,364	6,000	112,864
Gabriele Burgio	39,000	49,364		88,864
José María Pérez Tremps	60,500	49,364		109,864
Profesa Investments BV[2]	13,250	12,341		25,591
TOTAL	622,250	543,004	162,000	1,327,254

[1] A member of the Board of Directors for three months in 2003.

[2] A member of the Board of Directors for nine months in 2003.

The sum of the bylaw mandated remunerations of the group of members of the Board of Directors represents 0.45% of the earnings attributed to the parent company, without taking into consideration the items that are related to the minority shareholdings acquired in Cintra and pending the approval of the financial statements by the next General Shareholders' Meeting.

ii) Remuneration of Executive Directors

The three Executive Directors have jointly accrued, in addition to the items that correspond to them as Directors, the following remunerations in 2003:

	Thousands of euros
Salaries in cash	1,332
Salaries in kind	79
Incentives for achievement of objectives	2,054

iii) Remuneration for belonging to other governing bodies of the group, multigroup or associated undertakings.

The Directors of Grupo Ferrovial, S.A., both Executive and External Directors, who, at the same time are members of the governing bodies of other group companies, multigroup or associated undertakings have received a joint remuneration of €30 thousand.

iv) Pensions and life insurance premiums.

During 2003, no pensions were paid to the former or current members of the Board of Directors of the Company.

As regards the payment of life insurance premiums, the Company has subscribed insurance policies covering the risk of death that signified in 2003 the payment of 6 thousand euros of which the Executive Directors are the beneficiaries.

v) Advances and loan.

As of December 31, 2003, there were no advances or loan to the Directors. There were not, consequently, any obligations of guarantee assumed by the Company.

f) REMUNERATION OF THE SENIOR MANAGEMENT INCLUDING MEMBERS OF THE BOARD OF DIRECTORS WITH EXECUTIVE DUTIES.

The Chairman of the Board of Directors, the Chief Executive Officer, the Executive Secretary[3] and the Senior Management of the Company depending immediately on the Chairman or the Chief Executive Officer jointly accrued during financial year 2003 the following remuneration:

	Thousands of euros
Salary in cash	3,254
Salary in kind	133
Incentives for achievement of objectives	3,529
Remuneration as members of governing bodies of other group companies, multigroup or associated undertakings (excluding chief executive officers)	160
Insurance premiums	15

A system of remuneration linked to the value of the Company's shares is set for the Senior Management of the Company, including the members of the Board of Directors with executive duties. As of December 31, 2003, this signified the joint contribution to the Executive Directors of the rights corresponding to 624,204 shares and to the other members of the Senior Management, of the rights corresponding to 673,534 shares, of which 10,000 correspond to assignments under the compensation system set up in the year 2001.

This system results from the execution of the agreements adopted by the General Shareholders' Meetings on March 31, 2000, and March 30, 2001. The maximum number of shares for the purposes of calculating the directors' remuneration authorised by the General Shareholders' Meeting is 1,702,647, equivalent to 1.213% of share capital.

This system involves the granting of the right to receive the amount of the appreciation of the Company's shares in the stock market between the date the right was granted and the date on which it is exercised. Three years must elapse from the date the right was granted before it can be exercised and it must be exercised within six years. This right and the specific amount to be received will depend upon the obtainment of certain minimum rates of consolidated return on equity.

[3] The remunerations of the Chairman, Chief Executive Officer and Executive Secretary that are indicated below include those already indicated in the heading corresponding to the Remuneration of the Executive Directors.

The Spanish National Securities Market Commission has been appropriately informed of the approval of the system and of the rights assigned to each beneficiary.

On December 31, 2003, the aforementioned system had not led to the payment of any amount regarding the members of the Board of Directors with executive duties and had signified the payment of 1,337 thousand euros in favour of the other members of the Senior Management that, on this date, provided their services in Ferrovial.

The aforementioned remuneration, received according to the period of time the posts were held in financial year 2003, relate to the persons holding the following posts:

- Chairman of the Board of Directors
- Chief Executive Officer
- Executive Secretary and General Secretary
- Chief Financial Officer
- General Manager, Human Resources
- General Manager, Construction
- General Manager, Concessions
- General Manager, Real Estate
- General Manager, Services
- General Manager, Telecommunications[4]
- Manager of External Relations and Communication
- Audit Manager
- Manager of Quality and Environment[5]

[4] Post that was eliminated in 2003.

[5] Post newly created in 2003.

35. COMPENSATION SYSTEM LINKED TO SHARE VALUE

On March 9, 2001, the Board of Directors agreed to extend the compensation linked to the share value, explained in the previous note, to a total of ninety-four directors in the group of companies of which the Grupo Ferrovial, S.A. is the parent company, with the same regulation and functioning mechanism as that approved in the year 2000. The extension of this compensation system materialised in the month of May 2001, thereby producing the expiry of the beginning of the period for its exercise in May 2004. The number of shares of reference taken into account for purposes of calculating the remuneration of the total group of director beneficiaries was 1,401,000 shares.

In addition, the Board of Directors, in its meeting of June 25, 2003, approved the first stock option plan of Grupo Ferrovial, S.A., whose principal characteristics are described as follows:

Scope: 1,800,000 shares as a maximum, equivalent to 1,800,000 shares of Grupo Ferrovial, S.A. (1.28% of the share capital), of a non-transferable nature.

Participants: 137 Directors of the companies included in the Business Group whose parent company is Grupo Ferrovial, S.A., determined by the Nomination and Remuneration Committee, who do not belong to the Board of Directors, or depend on its delegate bodies.

Date of issue of the options: July 29, 2003.

Period for exercising the options: Not before three years from the date of issue of the options, that is, beginning July 30, 2006, and during a period of 3 years (up to July 30, 2009).

Condition for exercising options: The average return on consolidated equity (ROE) for the financial years 2003, 2004 and 2005, must be equal to or above 15%.

Price of option right: The right of option is not free. The price of the options is determined by the Nomination and Remuneration Committee and is materialised in a salary reduction of the beneficiaries that accept the plan.

With the objective of covering the possible loss that the various compensation systems linked to the share value could entail for the company, Ferrovial Group contracted at the time of its granting (June 2000, May 2001 and August 2003) three Financial Swap contracts. Through these contracts the Ferrovial Group is assured, on the date on which the payments fall due, that it will receive an amount equal to the appreciation of the shares from the date payment is made and therefore the payment of this compensation will not have an impact on the Company's income statement.

The main features of these contracts are as follows:

It is arranged through a Financial Swap contract through which the entity is committed to paying the Ferrovial Group amounts equivalent to the return on the shares of the Ferrovial Group and Ferrovial Group promises to pay to the institution the amount equivalent to the return on the presumed financing used by the institution in the acquisition of these shares, such as:

- The number of shares forming the calculation basis of the two returns is equal to the number of shares used as a reference in calculating the compensation.

- The price per share for the calculation base of the two returns matches the reference price used as the base for appreciation of the shares.

- Ferrovial Group shall pay the institution a return based on EURIBOR plus a margin to apply on the amount of the theoretical financing (Number of shares x Reference Price).

- The financial institution will pay the Ferrovial Group an amount equal to all the dividends generated by these shares in favour of Grupo Ferrovial, S.A.

- After three years have elapsed from the contract arrangement date (equal to the minimum period which must elapse in order to receive compensation) the Ferrovial Group can decide to partially or fully terminate the contract:

  - In this case, if the market share price is lower than the reference price for which the contract was established, the Ferrovial Group must pay the granting financial institution the difference.

  - In the event that the market share price on that date is higher than the reference price, the Ferrovial Group will receive the difference between the two amounts.

  - In no case shall the Ferrovial Group be obliged to repurchase the shares which are covered by the hedging operation.

During financial year 2003, the following transactions regarding the compensation systems in force took place:

- Monetary remuneration was paid corresponding to the system granted in financial year 2000 for the amount equivalent to 267,516 shares, with the total amount of the remuneration paid being 2,675 thousand euros.

- Parallel to the payment of this remuneration, a partial liquidation of the financial swap contracts has been carried out, generating a result equal to the paid remunerations.

Both entries have been recognised by a debit and a credit entry on the side of personnel expenses in the income statement.

In addition, during financial year 2003, the Ferrovial Group paid the awarding institutions of the financial swap contract the amount of 1,996 thousand euros as interest and received 2,432 thousand euros as dividends that were recognised as expense and income respectively in the income statement.

Environmental activity is defined as any action intended to prevent, reduce or repair environmental damage.

However, the Ferrovial Group's activities include street cleaning, municipal solid waste removal and processing, water purification and quality control, and other activities involving the supply of environmental services to third parties. Furthermore, a considerable number of construction projects include environmental impact studies and work involving environmental conservation, maintenance and restoration.

The Ferrovial Group does not treat the assets and expenses relating to these services as environmental assets and expenses because these are performed for third parties. However, any claims and environmental obligations are included irrespective of whether they are in-house operations or operations performed for third parties.

Investments arising from environmental activities are valued at acquisition cost and capitalized as an addition to fixed asset cost in the year in which they are incurred according to the standards described in Note 4.

The expenses arising from environmental improvement and protection are expensed in the year, regardless of when the resulting monetary or financial flow arises.

The provisions relating to probable or certain liability, litigation in course and pending indemnities or obligations of an undetermined amount of an environmental nature, not covered by insurance policies, are recorded at the time the liability or obligation arises that determine the indemnity or payment.

ENVIRONMENTAL ASSETS

During financial year 2003 and due to the acquisition of Cespa, S.A., as indicated in note 1 of the Annual Report "Company activities and scope of consolidation" whose main activity is waste collection and treatment, new assets of an environmental nature were included such as composting plants, triage and biogas plants, as well as a number of vehicles used in this activity that involve a total of 45,357 thousand euros.

The rest of the assets of an environmental nature recorded in the Ferrovial Group are related to the investment made in the toll road activity whose aim is the analysis of the environmental impact and protection of the environment. The amount capitalized in this connection was 33,471 thousand euros. This amount corresponds primarily to the investment made by Autopista del Sol, C.E.S.A. in landscape recuperation, studies on noise impact and other general actions.

For its part, the company Túneles de Artxanda S.A., which, as mentioned in Exhibit V, was carried by the equity method in the Ferrovial Group, also made investments for an amount of 2,936 thousand euros related to landscape activities and minimisation of noise impact.

ENVIRONMENTAL EXPENSES

The ordinary environmental expenses incurred in 2003 included the following:

- Preliminary study expenses
- Formation expenses
- Personnel expenses
- Facility maintenance expenses
- Research and development expenses

Most of these expenses arose in the Construction division. The ordinary expenses incurred in 2003 were for 1,571 thousand euros in this division.

In the area of services, the amount of expenses of an environmental nature was 841 thousand euros.

The environmental research and development expenses in the areas of construction and services during 2003 were for 3,987 thousand euros.

As regards penalties cases, in the Construction area, the fines paid in the last four years were for 77 thousand euros, with 25 thousand euros relating to 2003.

PROVISIONS OF AN ENVIRONMENTAL NATURE

In the area of services and more specifically in the Cespa Group, Closing provisions for 13,307 thousand euros, Post-closing provisions for 17,157 thousand euros and environmental provisions for 1,134 thousand euros were recorded in accounts.

37. INFORMATION ON RELATED TRANSACTIONS

Under Article 37 of Law 44/2002 on Financial System Reform Measures, companies issuing securities must communicate to the Spanish National Securities Market Commission quantitative information on all their transactions with related parties in such form as may be determined by the Ministry of Economy.

This obligation is also included in IAS 24 relating to the disclosures of related party transactions to be included in the financial statements.

The information on the related operations carried out in financial year 2003 is given in the annual corporate governance report for that year.

38. DIRECTORS' HOLDINGS IN COMPANIES WITH ACTIVITIES SIMILAR TO THOSE OF FERROVIAL

In reference to article 127 ter, paragraph 4 of the Corporations Law, set out in Law 26/2003, of July 18, on changes to the Securities Market Law and to the Corporations Law to reinforce the transparency of quoted companies, the following information is provided.

This information refers to the shareholdings that the Directors of Grupo Ferrovial S.A. may own and to the posts or duties that they may hold in companies with the same, analogous, or complementary type of activity to that which constitutes the corporate purpose of the Company. Mention should also be made of the exercise, for themselves or for others, of the same, analogous or complementary type of activity.

On December 31, 2003, and in relation to the companies with the same, analogous or complementary type of activity as that which constitutes the objects of the Company:

The ownership of the following holdings in the capital of institutions that have the same, analogous or complementary type of activity as that of the Company.

- Director and First Vice-Chairman Santiago Bergareche Busquet has reported the ownership of holdings which are insignificant, and in any event, less than 0.01% of the capital of two companies in the construction sector.

As regards the posts or duties, excluding those related to the Ferrovial companies, no information has been reported to the Company in this respect.

Finally, the Company has not received any notification with respect to the perfomance by themselves or for others of the same, analogous or complementary type of activity as that which constitutes the corporate purpose of Ferrovial by the Company's Directors.

39. AUDITOR'S FEES

In compliance with the provisions of additional Provision 14 of Law 44/2002 of November 22, on Steps to Reform the Financial System, the total fees related to the audit of the financial statements of financial year 2003 by the auditors corresponding to Grupo Ferrovial S.A. and all its associated companies, consolidated fully and proportionally, both in Spain as well as abroad, is reported.

In addition, a table is provided of the fees billed in the financial year to all the dependent and associated companies of the Ferrovial Group for services other than from the audit:

	Thousands of euros
FEES FOR AUDIT SERVICES	**YEAR 2003**
Main Auditor	937
Other auditors	1,193
FEES FOR OTHER SERVICES	**YEAR 2003**
Main Auditor	3,458
Other auditors	427

The fees of the main auditor represent approximately 0.04% of the total of its total revenues.

40. POST-BALANCE-SHEET EVENTS

On January 21, 2004, the acquisition of the company Trasa, S.A., was formalised in which Cespa, S.A. has a 25% holding, for an amount of 14,561 thousand euros.

In the concessions area, Ferrovial was awarded the project for the construction, financing, preservation and operation of the Ocaña-La Roda toll road for an amount of 525,200 thousand euros and for a concession period of 36 years. The total length is 177.3 km., of which 118 km. are toll road.

Exhibit I, which is shown below, presents the Balance Sheet as of December 31, 2003 by business division.

Each division includes all the assets and liabilities relating to it, including the goodwill, if any, generated in each division due to the acquisition of companies. The balance sheets for each division also include the minority interests relating to it.

The shareholders' equity in each division is the difference between the assets and liabilities assigned to that division.

The "Other" column includes the assets and liabilities of the Corporate and Telecommunications divisions, and the adjustments between divisions, which relate basically to accounts receivable and payable.

Exhibit II presents the Income statement by business division.

In each division, the profit (loss) contributed by that division to the Consolidated Group is shown, with all the consolidation adjustments being attributed to each of them, except the elimination of the margin generated in operations between the companies of different divisions.

As in the case of the balance sheet, the "Other" column includes the statements of income of the Corporate and Telecommunications divisions, and the adjustments between divisions, which, except for the elimination of the margin obtained from the aforementioned intercompany transactions, do not represent any result, since they are eliminations of revenues recorded in certain divisions which relate to the same amount of expenses recorded in other divisions.

Exhibit III includes a cash flow statement, by business division. The internal flows generated by operations of company reorganisation, as well as the payment of dividends of the different divisions to Grupo Ferrovial S.A., are recorded in the heading "Other movements of own funds" within cash flow. Accordingly, no impact of these internal transactions was transferred either to the operating flow or to the investment flow.

The impact of the variation in the exchange rate in the net cash position for the cash balances nominated in currency other than the euro are also reflected in the heading "Other movements in shareholders' equity".

Exhibit IV presents the Balance Sheet and the Income statement as of December 31, 2003, by business division with the concession holder carried by the equity method including Tube Lines as a concession-holding company.

Exhibit V presents a list of the group's companies, distinguishing among those consolidated by full and proportional consolidation, and the associated companies carried by the equity method. This list is presented by business division indicating the contribution of each company to the consolidation reserves and the result of the group; it also indicates by whom they are audited and the companies included in the tax consolidation.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2003 BY DIVISION

Thousands of euros

ASSETS	CONSTRUCTION	CONCESSIONS	REAL ESTATE	SERVICES	OTHER	TOTAL
DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL		5,054				5,054
FIXED AND OTHER NONCURRENT ASSETS	174,536	5,999,142	32,792	558,663	154,564	6,919,698
Start-up expenses (Note 7)	119	9,885	447	538		10,988
Intangible assets (Note 8)	6,276	123,252	28	71,893	571	202,018
Intangible assets and rights	11,453	130,470	574	103,058	2,373	247,928
Provisions and accumulated amortization	(5,178)	(7,218)	(546)	(31,165)	(1,802)	(45,910)
Tangible fixed assets (Note 9)	132,320	5,360,704	20,535	296,416	8,245	5,818,220
Concession companies assets		5,298,159		24,155		5,322,314
Land and buildings	35,972	127,397	14,409	55,152	7,230	240,159
Plant and machinery	251,168	40,044	9,496	247,897	5,443	554,048
Other tangible fixed assets	28,416	17,837	2,915	299,504	6,895	355,568
Provisions and accumulated depreciation	(183,236)	(122,733)	(6,285)	(330,292)	(11,324)	(653,870)
Long-term financial investments (Note 10)	35,822	505,301	11,782	189,817	130,799	873,522
Investments accounted for by the equity method	8,451	303,047	5,378	14,848		331,724
Long-term investment securities	12,750	2,437	3,995	1,077	135,963	156,223
Loans to companies accounted for by the equity method			1,170	795	(795)	1,170
Other loans	21,845	202,294	1,186	173,855	642	399,824
Provisions	(7,225)	(2,477)	53	(758)	(5,011)	(15,418)
Parent company shares (Note 16)					14,949	14,949
CONSOLIDATION GOODWILL (Note 10)	67,926	219,554	24,254	958,731		1,270,465
DEFERRED EXPENSES (Note 11)	130	1,115,690	51	77,701	4	1,193,575
CURRENT ASSETS	3,120,092	647,886	1,536,785	1,111,897	(1,253,705)	5,162,955
Called up share capital not paid				556		556
Inventories (Note 12)	102,802	16,765	1,315,113	13,653	(6,009)	1,442,324
Accounts receivable	1,319,392	203,428	168,967	879,742	(9,256)	2,562,274
Trade receivables for sales and services (Note 13)	1,114,013	106,434	82,775	811,678	6,261	2,121,161
Receivable from companies carried by the equity method	938	481	8	590	(785)	1,231
Other accounts receivable (Note 14)	263,813	133,517	87,040	108,184	(14,479)	578,073
Provisions (Note 15)	(59,372)	(37,004)	(855)	(40,710)	(253)	(138,193)
Short-term financial investments, cash and cash equivalents (Note 21)	1,691,216	395,216	33,628	215,259	(1,238,297)	1,097,022
Concession companies		295,528		125,427		420,955
Other companies	1,691,216	99,688	33,628	89,832	(1,238,297)	676,067
Accrual accounts	6,682	32,477	19,077	2,687	(144)	60,779
TOTAL ASSETS	3,362,684	7,987,326	1,593,882	2,706,992	(1,099,136)	14,551,747

The accompanying Notes 1 to 41 are an integral part of the 2003 consolidated balance sheet.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2003 BY DIVISION

Thousands of euros

LIABILITIES	CONSTRUCTION	CONCESSIONS	REAL ESTATE	SERVICES	OTHER	TOTAL
SHAREHOLDERS' EQUITY (Note 16)	**383,090**	**1,109,236**	**281,770**	**570,107**	**(590,260)**	**1,753,943**
Capital stock					140,266	140,266
Share premium					193,192	193,192
Reserves for own shares					14,949	14,949
Other reserves of the parent company	(3,134)	628,710	40,097	543,218	(672,216)	536,675
Unrestricted reserves	(3,134)	628,710	40,097	543,218	(702,217)	506,674
Restricted reserves					30,001	30,001
Reserves at fully consolidated companies	251,855	433,274	197,777	14,572	(249,793)	647,686
Reserves at companies accounted for by the equity method		(5,647)	(14,923)	(37)		(20,608)
Translation differences	(4,182)	(62,994)	(3,729)	2,752		(68,153)
Interim dividend paid during the year					(30,646)	(30,646)
Income attributable to the parent company	138,550	115,893	62,549	9,602	13,989	340,583
Consolidated income	140,693	222,427	62,277	10,106	13,989	449,493
Income attributed to minority interests	2,143	106,534	(272)	504		108,910
MINORITY INTERESTS (Note 17)	**42,802**	**858,490**	**655**	**5,620**		**907,567**
NEGATIVE CONSOLIDATION DIFFERENCE (Note 18)	**3,761**	**3,382**		**2,258**		**9,401**
Fully consolidated companies	3,761	257		149		4,166
Equity method consolidated companies		3,126		2,110		5,235
DEFERRED REVENUES (Note 19)	**35,244**	**89,890**		**20,072**		**145,206**
Capital subsidies	17,017	7,382		11,515		35,914
Exchange gains	18,227	441				18,668
Other deferred revenues		82,066		8,557		90,624
PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 20)	**56,586**	**214,898**	**5,696**	**146,632**	**1**	**423,812**
Reversion fund	187	70,748				70,936
Other provisions	56,398	144,150	5,696	146,632	1	352,876
LONG-TERM DEBT	**25,822**	**5,160,647**	**408,636**	**423,326**	**(1,972)**	**6,016,460**
Financial debt (Note 21)	17,714	4,718,374	334,346	418,578	(1,299)	5,487,714
Debentures and other marketable debt securities toll road and airport concession-holders		2,949,311				2,949,311
Payable to credit institutions	17,714	1,769,063	334,346	418,578	(1,299)	2,538,402
Concession companies		1,727,196		361,997		2,089,193
Other companies	16,696	39,947	334,346	52,891	1	443,882
Other financial debt from other companies	1,019	1,919		3,690	(1,300)	5,328
Non financial debts (Note 22)	8,108	442,273	74,289	4,748	(673)	528,746
Other long-term debt	1,856	442,198	45	4,386	(673)	447,813
Uncalled capital payments payable	6,251			362		6,613
Associated companies	6,419					6,419
Other companies	(167)			362		194
Notes payable		75	74,245			74,319
CURRENT LIABILITIES	**2,815,380**	**550,783**	**897,124**	**1,538,977**	**(506,905)**	**5,295,357**
Financial Debt (Note 21)	56,831	326,088	407,317	850,882	(510,825)	1,130,294
Debentures and other marketable debt securities toll road and airport concession-holders		202,433				202,433
Payable to credit institutions	56,831	123,655	407,317	850,882	(510,825)	927,861
Concession companies		100,549		9,776	(738)	109,587
Other companies	52,530	21,443	36,403	215,402	489,451	815,229
Other financial debt from other companies	4,301	1,663	370,914	625,704	(999,538)	3,045
Trade payables	2,495,051	213,549	487,055	676,031	3,959	3,875,646
Payable to associated companies (Note 23)	209,499	39,165	53,693	18	(257,200)	45,174
Trade Account payables (Note 23)	1,990,407	84,182	378,617	554,868	144,619	3,152,694
Other non trade payables (Note 23)	295,145	90,201	54,745	121,145	116,540	677,777
Operating provisions (Note 15)	246,370	5,176	374	2,828		254,747
Accrual accounts (Note 23)	17,128	5,970	2,378	9,235	(39)	34,672
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**3,362,684**	**7,987,326**	**1,593,882**	**2,706,992**	**(1,099,136)**	**14,551,747**

The accompanying Notes 1 to 41 are an integral part of the 2003 consolidated balance sheet.

2003 CONSOLIDATED STATEMENT OF INCOME BY DIVISION

Thousands of euros

	CONSTRUCTION	CONCESSIONS	REAL ESTATE	SERVICES	OTHER	TOTAL
Net sales (Note 26)	3,601,251	523,580	728,656	1,358,063	(185,650)	6,025,900
Increase in finished goods and work-in-process inventories		1,356	225,315			226,671
Capitalized expenses of group work on fixed assets	8,656	23,042		797		32,495
Inventories included in fixed assets	(108)	40		172	62	165
Other operating revenues	4,924	909	52	519	22	6,425
TOTAL OPERATING REVENUES	**3,614,722**	**548,926**	**954,023**	**1,359,550**	**(185,566)**	**6,291,656**
Cost of materials used and other external expenses	2,381,871	9,831	728,122	591,909	(177,639)	3,534,094
Personnel expenses	431,505	84,805	32,731	516,246	18,481	1,083,769
a) Wages, salaries and similar expenses	356,794	75,114	27,410	437,876	16,800	913,994
b) Employee welfare expenses	74,711	9,691	5,321	78,370	1,682	169,774
Depreciation and amortization expense and reversion fund	37,092	64,572	2,057	38,595	1,967	144,282
Variation in operating provisions	118,143	6,702	1,881	6	(79)	126,653
Other operating expenses	478,173	137,611	56,541	141,554	(25,888)	787,992
TOTAL OPERATING EXPENSES	**3,446,784**	**303,521**	**821,333**	**1,288,310**	**(183,158)**	**5,676,790**
OPERATING INCOME (Note 27)	**167,938**	**245,405**	**132,691**	**71,240**	**(2,408)**	**614,866**
Financial revenues from financial investments	34,513	23,877	244	4,343	(20,163)	42,815
Concession companies		20,292		2,549		22,842
Other companies	34,513	3,585	244	1,794	(20,163)	19,973
Other financial revenues	31,333	708	250	1,240	(160)	33,371
TOTAL FINANCIAL REVENUES	**65,846**	**24,585**	**494**	**5,583**	**(20,323)**	**76,186**
Financial expenses from financial debt	1,862	63,490	22,893	30,539	(15,639)	103,145
Concession companies		61,347		10,875		72,222
Other companies	1,862	2,143	22,893	19,664	(15,639)	30,923
Other financial expenses	22,642	6,860	16,069	885	(1,619)	44,837
TOTAL FINANCIAL EXPENSES	**24,504**	**70,350**	**38,962**	**31,424**	**(17,258)**	**147,982**
Financial loss of concession companies		(41,054)		(8,326)		(49,380)
Financial gain (loss) at other companies	41,342	(4,710)	(38,468)	(17,515)	(3,065)	(22,416)
FINANCIAL LOSS (Note 28)	**41,342**	**(45,764)**	**(38,468)**	**(25,841)**	**(3,065)**	**(71,796)**
Share in income of companies carried by the equity method (Note 10.a)	129	4,048	551	37		4,765
Amortization of goodwill in consolidation (Note 10.e)	4,505	13,283	2,595	23,864		44,247
INCOME FROM ORDINARY ACTIVITIES	**204,904**	**190,406**	**92,179**	**21,573**	**(5,473)**	**503,588**
Capital subsidies transferred to income for the year (Note 19)	225					225
Gains on fixed assets (Note 29)	21,712	1,063	154	950	1,749	25,629
Extraordinary revenues or income	2,676	86,091	3,019	1,491	17,081	110,357
TOTAL EXTRAORDINARY REVENUE	**24,613**	**87,154**	**3,173**	**2,441**	**18,830**	**136,212**
Variation in provisions of fixed assets (Note 10.b)	4,399	6		(517)		3,888
Losses on fixed assets (Note 29)	3,326	37	164	502	1	4,030
Extraordinary expenses and losses	5,168	11,555	2,266	6,073	715	25,777
TOTAL EXTRAORDINARY EXPENSES	**12,894**	**11,598**	**2,429**	**6,058**	**716**	**33,695**
EXTRAORDINARY INCOME (Note 29)	**11,719**	**75,557**	**744**	**(3,617)**	**18,114**	**102,517**
CONSOLIDATED INCOME BEFORE TAXES (Note 30)	**216,623**	**265,962**	**92,923**	**17,956**	**12,641**	**606,105**
Corporate income tax (Note 24)	75,929	43,536	30,646	7,850	(1,349)	156,611
CONSOLIDATED INCOME FOR THE YEAR	**140,693**	**222,427**	**62,277**	**10,106**	**13,990**	**449,493**
INCOME ATTRIBUTED TO MINORITY INTERESTS (Note 17)	**2,143**	**106,534**	**(272)**	**504**		**108,910**
INCOME FOR THE YEAR ATTRIBUTED TO THE PARENT COMPANY (Note 31)	**138,550**	**115,893**	**62,549**	**9,602**	**13,990**	**340,584**

The accompanying Notes 1 to 41 are an integral part of the 2003 consolidated statement of income.

2003 CASH FLOW STATEMENT BY DIVISION
(Concession Holders carried by equity method)

Thousands of euros

STATEMENT OF CASH FLOWS	CONSTRUCTION	CONCESSIONS	REAL ESTATE	SERVICES	OTHERS	TOTAL
Net Income	138,551	115,894	62,549	9,602	13,989	340,584
Adjustments to income	181,981	-94,859	-188,041	62,218	-13,999	-52,701
Minority Interests	2,143	72,346	-272	504		74,722
Amortizations/Allowances	163,952	22,379	6,534	51,656	1,888	246,408
Variations in Inventory	58	2,938	-246,014			-243,018
Result by equity method	-129	-145,976	-552	-9,663		-156,320
Others	15,956	-46,546	52,263	19,721	-15,887	25,507
Variation in working capital	59,828	28,514	127,678	-81,588	-10,482	123,951
Collection of dividends from concession-holders		102,808		1,787		104,596
OPERATING CASH FLOW	**380,360**	**152,356**	**2,186**	**-7,980**	**-10,492**	**516,430**
Investment	-36,514	-115,788	-7,916	-667,340	-29,321	-856,879
Disinvestment	7,447	2,105	134	2,686	52,020	64,392
INVESTMENT CASH FLOW	**-29,067**	**-113,683**	**-7,782**	**-664,654**	**22,699**	**-792,487**
ACTIVITY CASH FLOW	**351,293**	**38,673**	**-5,596**	**-672,634**	**12,207**	**-276,057**
Dividend payment					-95,274	-95,274
Other variations in shareholders' equity	-235,576	-2,730	-28,866	501,843	-244,010	-9,339
Cash flow	**-235,576**	**-2,730**	**-28,866**	**501,843**	**-339,284**	**-104,613**
Financial result	**31,813**	**1,442**	**-22,648**	**-17,870**	**-3,659**	**-10,923**
New net debt	**-1,281**		**-3,695**	**-496,647**	**-119**	**-501,743**
Variation in net cash position	**-146,249**	**-37,385**	**60,805**	**685,309**	**330,856**	**893,336**
ACTIVITY CASH FLOW	**-351,293**	**-38,673**	**5,596**	**672,634**	**-12,207**	**276,057**
Initial cash position	1,471,441	-2,670	-647,276	-122,545	-396,098	302,852
Final cash position	1,617,690	34,715	-708,081	-807,854	-726,954	-590,484
VARIATION IN NET CASH POSITION	**-146,249**	**-37,385**	**60,805**	**685,309**	**330,856**	**893,336**

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2003 BY DIVISION, WITH CONCESSIONS COMPANIES CARRIED BY THE EQUITY METHOD

Thousands of euros

ASSETS	CONSTRUCTION	CONCESSIONS	REAL ESTATE	SERVICES	OTHER	TOTAL
DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL		**2,740**				**2,740**
FIXED AND OTHER NONCURRENT ASSETS	**174,536**	**1,645,607**	**32,792**	**382,695**	**154,565**	**2,390,194**
Start-up expenses (Note 7)	119	5,749	447	538		6,852
Intangible assets (Note 8)	6,276	115,612	28	71,893	571	194,379
Intangible assets and rights	11,453	122,204	574	103,058	2,373	239,662
Provisions and accumulated amortization	(5,178)	(6,592)	(546)	(31,165)	(1,802)	(45,283)
Tangible fixed assets (Note 9)	132,320	121,975	20,535	272,260	8,245	555,336
Concession companies assets						
Land and buildings	35,972	121,731	14,409	55,152	7,230	234,494
Plant and machinery	251,168	40,044	9,496	247,897	5,443	554,048
Other tangible fixed assets	28,416	17,837	2,915	299,504	6,895	355,568
Provisions and accumulated depreciation	(183,236)	(57,637)	(6,285)	(330,292)	(11,324)	(588,775)
Long-term financial investments (Note 10)	35,822	1,402,271	11,782	38,004	130,799	1,618,679
Investments accounted for by the equity method	8,451	1,338,908	5,378	27,851		1,380,588
Long-term investment securities	12,750	2,299	3,995	1,077	136,203	156,325
Loans to companies accounted for by the equity method			1,170	795	(795)	1,170
Other loans	21,845	63,541	1,186	9,039	401	96,014
Provisions	(7,225)	(2,477)	53	(758)	(5,011)	(15,418)
Parent company shares (Note 16)					14,949	14,949
CONSOLIDATION GOODWILL (Note 10)	**67,926**	**163,343**	**24,254**	**958,731**		**1,214,254**
DEFERRED EXPENSES (Note 11)	**130**	**14,262**	**51**	**964**	**4**	**15,410**
CURRENT ASSETS	**3,120,092**	**159,485**	**1,517,175**	**874,556**	**(1,197,795)**	**4,473,513**
Called up share capital not paid				556		556
Inventories (Note 12)	102,802	15,343	1,295,503	12,752	(6,009)	1,420,391
Debtors	1,319,392	44,023	168,967	774,182	49,554	2,356,119
Trade receivables for sales and services (Note 13)	1,114,013	9,304	82,775	707,222	4,545	1,917,859
Receivable from companies carried by the equity method	938	473	8	368	(777)	1,009
Other accounts receivable (Note 14)	263,813	34,983	87,040	107,302	46,038	539,176
Provisions (Note 15)	(59,372)	(737)	(855)	(40,710)	(253)	(101,926)
Short-term financial investments, cash and cash equivalents (Note 21)	1,691,216	99,698	33,628	89,832	(1,241,197)	673,178
Other companies	1,691,216	99,698	33,628	89,832	(1,241,197)	673,178
Accrual accounts	6,682	420	19,077	(2,766)	(144)	23,269
TOTAL ASSETS	**3,362,684**	**1,985,436**	**1,574,272**	**2,216,945**	**(1,043,226)**	**8,096,112**

LIABILITIES	CONSTRUCTION	CONCESSIONS	REAL ESTATE	SERVICES	OTHER	TOTAL
SHAREHOLDERS' EQUITY (Note 16)	**383,166**	**1,109,122**	**281,771**	**570,046**	**(590,261)**	**1,753,843**
Capital stock					140,265	140,265
Share premium					193,192	193,192
Reserves for own shares					14,949	14,949
Other reserves of the parent company	(3,073)	628,710	40,097	543,157	(672,216)	536,675
Unrestricted reserves	(3,073)	628,710	40,097	543,157	(702,217)	506,674
Restricted reserves					30,001	30,001
Reserves at fully consolidated companies	251,871	369,578	197,777	14,572	(249,793)	584,005
Reserves at companies accounted for by the equity method		58,080	(14,923)	(37)		43,119
Translation differences	(4,182)	(63,140)	(3,729)	2,752		(68,299)
Interim dividend paid during the year					(30,646)	(30,646)
Income attributable to the parent company	138,551	115,893	62,549	9,602	13,989	340,584
Consolidated income	140,694	188,239	62,277	10,107	13,989	415,306
Income attributed to minority interests	2,143	72,346	(272)	504		74,722
MINORITY INTERESTS (Note 17)	**42,761**	**485,671**	**655**	**5,620**		**534,707**
NEGATIVE CONSOLIDATION DIFFERENCE (Note 18)	**3,761**	**3,382**		**2,258**		**9,402**
DEFERRED REVENUES	**35,244**	**9,685**		**12,622**		**57,550**
Capital subsidies (Note 19)	17,017			11,515		28,532
Exchange gains	18,227	441				18,668
Other deferred revenues (Note 19)		9,244		1,107		10,350
PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 20)	**56,586**	**110,370**	**5,696**	**143,927**	**1**	**316,580**
Reversion fund	187	7,852				8,039
Other provisions	56,398	102,518	5,696	143,927	1	308,540
LONG-TERM DEBT	**25,822**	**189,849**	**404,702**	**60,997**	**(1,290)**	**680,081**
Financial Debt (Note 21)	17,714	41,185	334,346	56,581	(617)	449,210
Payable to credit institutions	17,714	41,185	334,346	56,581	(617)	449,210
Other companies	16,696	39,947	334,346	52,891	1	443,882
Other financial debt	1,019	1,238		3,690	(618)	5,328
Non financial debts (Note 22)	8,108	148,664	70,356	4,416	(673)	230,871
Other long-term debt	1,856	134,888	45	4,054	(673)	140,171
Uncalled capital payments payable	6,251	13,702		362		20,315
Associated companies	6,419	13,702				20,120
Other companies	(167)			362		194
Notes payable		75	70,311			70,385
CURRENT LIABILITIES	**2,815,344**	**77,356**	**881,449**	**1,421,476**	**(451,676)**	**4,743,949**
Financial Debt (Note 21)	56,831	23,116	407,317	841,106	(512,946)	815,424
Payable to credit institutions	56,831	23,116	407,317	841,106	(512,946)	815,424
Other companies	52,530	21,443	36,403	215,402	489,451	815,229
Other financial debt	4,301	1,673	370,914	625,704	(1,002,397)	195
Trade payables (Note 23)	2,495,015	52,953	471,379	572,626	61,308	3,653,281
Payable to associated companies	209,438	1,660	54,374	(75)	(124,010)	141,387
Trade accounts payable	1,990,432	23,337	382,551	455,495	112,014	2,963,829
Other non trade payables (Note 23)	295,145	27,955	34,454	117,206	73,304	548,065
Operating provisions (Note 15)	246,370	305	374	2,828		249,877
Accrual accounts (Note 23)	17,128	983	2,378	4,916	(38)	25,367
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**3,362,684**	**1,985,436**	**1,574,272**	**2,216,946**	**(1,043,226)**	**8,096,112**

The accompanying Notes 1 to 41 are an integral part of the 2003 consolidated balance sheet.

2003 CONSOLIDATED STATEMENT OF INCOME BY DIVISION, WITH CONCESSIONS COMPANIES CARRIED BY THE EQUITY METHOD

Thousands of euros

	CONSTRUCTION	CONCESSIONS	REAL ESTATE	SERVICES	OTHER	TOTAL
Net sales (Note 26)	3,601,248	105,942	728,656	1,189,708	-185,648	5,439,907
Increase in finished goods and work-in-process inventories		1,356	225,315			226,671
Capitalized expenses of group work on fixed assets	8,656			797		9,453
Inventories included in fixed assets	-108	40		172	62	165
Other operating revenues	4,924	557	52	519	22	6,073
TOTAL OPERATING REVENUES	**3,614,720**	**107,895**	**954,023**	**1,191,196**	**-185,564**	**5,682,270**
Cost of materials used and other external expenses	2,381,869	12,018	728,122	470,152	-177,637	3,414,524
Personnel expenses	431,505	41,854	32,731	492,985	18,481	1,017,556
a) Wages, salaries and similar expenses	356,794	33,862	27,410	418,603	16,800	853,468
b) Employee welfare expenses	74,711	7,992	5,321	74,383	1,682	164,088
Depreciation and amortization expense and reversion fund	37,092	12,100	2,057	38,595	1,967	91,810
Variation in operating provisions	118,143	664	1,881	6	-79	120,616
Other operating expenses	478,173	31,092	56,541	141,554	-25,888	681,473
TOTAL OPERATING EXPENSES	**3,446,782**	**97,728**	**821,333**	**1,143,292**	**-183,155**	**5,325,979**
OPERATING INCOME (Note 27)	**167,938**	**10,167**	**132,691**	**47,903**	**-2,409**	**356,290**
Financial revenues from financial investments	49,099	1,693	252	946	-21,658	30,331
Other financial revenues	16,747	5,273	244	2,087	1,334	25,685
TOTAL FINANCIAL REVENUES	**65,846**	**6,966**	**496**	**3,033**	**-20,325**	**56,016**
Financial expenses from financial debt	17,845	6,980	38,964	20,447	-17,260	66,976
Other financial expenses	6,658	1,362		102	1	8,123
TOTAL FINANCIAL EXPENSES	**24,504**	**8,341**	**38,964**	**20,549**	**-17,259**	**75,099**
FINANCIAL LOSS (Note 28)	**41,342**	**-1,376**	**-38,468**	**-17,516**	**-3,066**	**-19,083**
Share in income of companies carried by the equity method (Note 10.a)	129	145,976	551	9,663		156,319
Amortization of goodwill in consolidation (Note 10.e)	4,505	13,283	2,595	23,863		44,247
INCOME FROM ORDINARY ACTIVITIES	**204,904**	**141,484**	**92,179**	**16,187**	**-5,474**	**449,280**
Capital subsidies transferred to income for the year (Note 19)	225					225
Gains on fixed assets (Note 29)	21,712	411	154	950	1,749	24,977
Extraordinary revenues or income	2,676	79,963	3,019	1,491	17,081	104,229
TOTAL EXTRAORDINARY REVENUE	**24,613**	**80,374**	**3,173**	**2,441**	**18,830**	**129,432**
Variation in provisions of fixed assets (Note 10.b)	4,399	6		-517		3,888
Losses on fixed assets (Note 29)	3,326	3	164	502	1	3,996
Extraordinary expenses and losses	5,168	2,710	2,266	6,073	715	16,932
TOTAL EXTRAORDINARY EXPENSES (Note 10)	**12,894**	**2,719**	**2,429**	**6,058**	**716**	**24,816**
EXTRAORDINARY INCOME (Note 29)	**11,719**	**77,655**	**744**	**-3,617**	**18,114**	**104,616**
CONSOLIDATED INCOME BEFORE TAXES (Note 30)	**216,623**	**219,140**	**92,923**	**12,570**	**12,640**	**553,895**
Corporate income tax (Note 24)	75,929	30,901	30,646	2,463	-1,349	138,590
CONSOLIDATED INCOME FOR THE YEAR	**140,694**	**188,239**	**62,277**	**10,107**	**13,989**	**415,306**
INCOME ATTRIBUTED TO MINORITY INTERESTS (Note 17)	**2,143**	**72,346**	**-272**	**504**		**74,722**
INCOME FOR THE YEAR ATTRIBUTED TO THE PARENT COMPANY (Note 31)	**138,551**	**115,893**	**62,549**	**9,602**	**13,989**	**340,584**

The accompanying Notes 1 to 41 are an integral part of the 2003 consolidated statement of income.

SUBSIDIARIES (FULLY OR PROPORTIONALLY CONSOLIDATED COMPANIES)

Thousands of euros

CORPORATION

COMPANIES	PARENT COMPANY	PERCENTAGE OF OWNERSHIP	NET COST OF HOLDING	LOCATION	CONSOLIDATION RESERVES	ATTRIBUTED RESULT
	INDIVIDUAL INFORMATION				CONSOLIDATED INFORMATION	
SPAIN						
Grupo Ferrovial, S.A (a) (c.1)				Madrid	220,667	6,860
Ferrovial Inversiones S.A. (a) (c.1)	Grupo Ferrovial,S.A. (1)	99.98	1,150	Madrid	-5,401	3,488
Betonial, S.A. (a)	Grupo Ferrovial,S.A. (1)	99.00	35,699	Madrid	-4,544	1,767
Burety, S.L. (a)	Grupo Ferrovial,S.A. (1)	99.00		Madrid	-4,227	2,685
Can-Am, S.A, Sociedad Unipersonal (a)	Grupo Ferrovial,S.A.	100.00		Madrid	-8,044	-29
Frin Gold, S.A. (a)	Grupo Ferrovial,S.A. (1)	99.00	69	Madrid	-20	1
Inversiones Trenza, S.A. (a)	Grupo Ferrovial,S.A. (1)	99.00		Madrid	-6,606	1
Promotora Ibérica de Negocios, S.A. (a)	Grupo Ferrovial,S.A. (1)	99.00	386	Madrid	-204	9
Sotaverd, S.A. (NCSI)	Grupo Ferrovial,S.A. (i)	49.00		Barcelona		
Atridaria, S.L.(a)	Grupo Ferrovial,S.A. (1)	99.00	2	Madrid		
Laertida, S.L. (a)	Grupo Ferrovial,S.A. (1)	99.00	2	Madrid		
TOTAL					**191,621**	**14,782**

(1) Another 28.47% owned by Ferrovial Inversiones, S.A

Thousands of euros

CONSTRUCTION

COMPANIES	PARENT COMPANY	PERCENTAGE OF OWNERSHIP	NET COST OF HOLDING	LOCATION	CONSOLIDATION RESERVES	ATTRIBUTED RESULT
	INDIVIDUAL INFORMATION				CONSOLIDATED INFORMATION	
SPAIN						
Ferrovial Agromán, S.A.(a) (c.1)	Grupo Ferrovial,S.A.	99.90	66,973	Madrid	-91,167	113,580
Ferrovial Medioambiente y Energía, S.A (a)(c.1)	Ferrovial Agromán S.A (1)	99.00	879	Madrid	171	153
Compañía de Obras Castillejos, S.A (a) (c.1)	Ferrovial Agromán S.A (1)	99.95	8,252	Madrid	2,352	1,525
Tecpresa, S.A (a)	Ferrovial Agromán S.A (1)	99.00	1,796	Madrid	3,718	831
Ditecpesa, S.A (a) (c.1)	Ferrovial Agromán S.A (1)	99.95	1,201	Madrid	4,305	1,715
Ferrovial Conservación, S.A (a) (c.1)	Ferrovial Agromán S.A (1)	99.00	2,976	Madrid	1,779	-547
Aplicación de Recursos Naturales, S.A (a)	Ferrovial Agromán S.A (1)	99.98	247	Barcelona	850	-14
Urbaoeste, S.A (a)	Ferrovial Agromán S.A	100.00	430	Cartagena	-480	7
Cadagua, S.A (a) (c.1)	Ferrovial Agromán S.A (1)	99.95	78,616	Bilbao	-55,565	4,027
Discota XXI, S.L unipersonal (a)	Ferrovial Agromán S.A	100.00	81,753	Madrid	874	7,671
Técnicas de Pretensado y servicios auxiliares, S.L (a)	Tecpresa, S.A (1)	99.99	3,276	Madrid	-2	1,673
Boremer, S.A (c.1) (IP) (C)	Cadagua, S.A (iii)	40.00	872	Madrid	324	430
Fisa Limited	Ferrovial Inversiones, S.A	100.00	10	Bahamas	6	-2
CANADA						
Ferrovial Agromán Canada Inc. (c.1)	Ferrovial Agromán S.A	100.00	1,052	Canada	1,776	-47
THE NETHERLANDS						
Valivala Holdings B.V	Discota XXI, S.L unipersonal	100.00	73,421	The Netherlands	-146	-54
PUERTO RICO						
Ferrovial Agromán Int. Puerto Rico, S.A (c.3)	Ferrovial Agromán S.A	100.00		Puerto Rico	-4,877	-150
IRELAND						
Ferrovial Agromán Ireland, Ltd	Ferrovial Agromán S.A	100.00	100	Ireland		2,532

(i) Remaining 47.37% owned by Ferrovial Agromán Empresa Constructora with a net cost of € 7 thousand
(ii) Remainder relates to Ferrovial Agromán Branch in Chile
(iii) Further 10% owned by Ferrovial Medioambiente y Energía with a net cost of € 218 thousand

(C) Remaining 50% owned by Sufi, S.A.
(D) Remaining 50% owned by Delta, S.A.
(NCSI) Company without activity. Not consolidated.

Thousands of euros

	INDIVIDUAL INFORMATION				CONSOLIDATED INFORMATION	
CONSTRUCTION						
COMPANIES	PARENT COMPANY	PERCENTAGE OF OWNERSHIP	NET COST OF HOLDING	LOCATION	CONSOLIDATION RESERVES	ATTRIBUTED RESULT
CHILE						
Ferrovial Agromán Chile, S.A (c.1)	Ferrovial Agromán S.A (i)	52.63	4,499	Chile	-6,732	4,615
Ferrovial Agromán Empresa Const. Limitada	Ferrovial Agromán S.A (3)	99.00		Chile	-34,493	-429
Ferrovial Agromán branch in Chile (c.1)	Ferrovial Agromán S.A	100.00		Chile	92	
Constructora Agromán Ferrovial Limitada (c.1)	Ferrovial Agromán S.A (ii)	50.00		Chile		
Constructora Delta Ferrovial Ltda. (c.1) (IP) (D)	Ferrovial Agromán Empresa Constructora Limitada	50.00	8	Chile	15,475	325
Constructora Collipulli Temuco, Ltd. (c.1)	Ferrovial Agromán Empresa Constructora Limitada (3)	89.00	6	Chile	159	-4
Constructora Santiago Talca, Ltd. (c.1)	Ferrovial Agromán Empresa Constructora Limitada (3)	89.00		Chile	-12	12
Empresa Constructora Inela Agromán Ltda. (c.1)	Ferrovial Agromán sucursal Chile	100.00		Chile		
Chile Constructora ADC (c.1)	Ferrovial Agromán sucursal Chile	49.50		Chile		
Cerro alto Ferrovial Limitada	Ferrovial Agromán Chile, S.A	50.00		Chile		
Constructora Delta Agromán Ltda. (c.1)	Ferrovial Agromán sucursal Chile	50.00		Chile		
POLAND						
Budimex, S.A (c.1)	Valivala Holdings B.V	58.91	73,402	Poland	20,139	-78
Budimex Projekt, Sp z.o.o. (c.1)	Budimex, S.A	69.00		Poland		
Budimex Nieruchomosci, Sp z.o.o. (c.1)	Budimex, S.A	100.00		Poland		
Budimex Dromex S.A	Budimex, S.A	100.00		Poland		
Budchem Sp z.o.o.	Budimex Dromex S.A	51.04		Poland		
Unibud Sp z.o.o.(c.1)	Budimex Dromex S.A	100.00		Poland		
Dromex Cleszyn Sp z.o.o. (c.1)	Budimex Dromex S.A	98.90		Poland		
Mk Centrum S.A (c.1)	Budimex Dromex S.A	100.00		Poland		
ZPREP Energetyka Czerwonak S.A	Budimex Dromex S.A	81.37		Poland		
Mk Zaklad Sprzetowo Transportowy Sp z.o.o.	Budimex Dromex S.A	100.00		Poland		
Bipromet S.A (c.1)	Budimex Dromex S.A	97.04		Poland		
Zarat S.A (c.1)	Budimex Nieruchomosci, Sp z.o.o.	89.93		Poland		
Centrum Kinferencyjne Budimex Sp z.o.o	Budimex Nieruchomosci, Sp z.o.o.	100.00		Poland		
Budimex Poznan Developer,Sp. z.o.o.	Budimex Nieruchomosci, Sp z.o.o.	100.00		Poland		
Budimex Zacise Sp z.o.o.	Budimex Nieruchomosci, Sp z.o.o.	100.00		Poland		
Budimex Wilczack Sp z.o.o.	Budimex Nieruchomosci, Sp z.o.o.	49.00		Poland		
Zawiszy Sp z.o.o.	Budimex Nieruchomosci, Sp z.o.o.	100.00		Poland		
Przedsieblorstwo Budowlane Katowice S.A	Bipromet, S.A	60.00		Poland		
TOTAL					-141,454	137,771

(i) Remaining 47.37% owned by Ferrovial Agromán Empresa Constructora with a net cost of € 7 thousand

(ii) Remainder relates to Ferrovial Agromán Branch in Chile

(iii) Further 10% owned by Ferrovial Medioambiente y Energía with a net cost of € 218 thousand

(C) Remaining 50% owned by Sufi, S.A.

(D) Remaining 50% owned by Delta, S.A.

(NCSI) Company without activity. Not consolidated.

Thousands of euros

INDIVIDUAL INFORMATION					CONSOLIDATED INFORMATION	
INFRASTRUCTURE						
COMPANIES	PARENT COMPANY	PERCENTAGE OF OWNERSHIP	NET COST OF HOLDING	LOCATION	CONSOLIDATION RESERVES	ATTRIBUTED RESULT
SPAIN						
Ferrovial Infraestructuras S.A (a) (c.1)	Grupo Ferrovial, S.A (1)	99.99	970.392	Madrid	777,228	827
Cintra, Concesiones de Infraestructuras de transporte, S.A (c.1)	Ferrovial Infraestructuras, S.A	60.00	1,301,999	Madrid	-523.586	60,759
Cintra Aparcamientos, S.A (a) (c.1)	Ferrovial Infraestructuras, S.A	99.92	55,875	Madrid	65,307	3,592
Ferrovial Aeropuertos, S.A (a) (c.1)	Ferrovial Infraestructuras, S.A (1)	99.00	316,821	Madrid	10,604	-112
Autopista del Sol, C.E.S.A (c.1)	Cintra, Concesiones de Infraestructuras de transporte, S.A (vi)	75.00	141,741	Madrid	11,303	9,905
Autopista Terrasa Manresa, S.A (c.1)	Cintra, Concesiones de Infraestructuras de transporte, S.A	77.67	43,925	Barcelona	10,475	3,191
Autopista Trados M-45, S.A (c.1) (IP) (E)	Cintra, Concesiones de Infraestructuras de transporte, S.A	50.00	14,950	Madrid	1,131	1,926
M-45 Conservación, S.A	Autopista Trados 45, S.A	50.00	277	Madrid		
Autopista de Toronto S.L	Cintra, Concesiones de Infraestructuras de transporte, S.A	100.00	341,626	Madrid	25,879	919
Inversora de Autopistas del Sur, S.L (c.1)	Cintra, Concesiones de Infraestructuras de transporte, S.A (viii)	45.00	68,274	Madrid	-2	
Dornier, S.A (a) (c.1)	Cintra Aparcamientos, S.A	100.00	21,313	Madrid	-5,620	779
Femet, S.A (a) (c.1)	Cintra Aparcamientos, S.A (iii)	100.00	7	Madrid	-259	93
Guadianapark, S.A (a)	Cintra Aparcamientos, S.A	75.00	1,268	Madrid	-57	73
Balsol 2001, S.A (a)	Cintra Aparcamientos, S.A (iV)	50.00	1,496	Gerona	-844	2
Estacionamientos Alhóndiga, S.A (IP) (F)	Cintra Aparcamientos, S.A	50.00	1,050	Bilbao		
Aparcament Escaldes Centre, S.A	Cintra Aparcamientos, S.A	100.00	60	Andorra	-1	199
Autopista Madrid Sur C.E.S.A	Inversora de Autopistas del Sur, S.L	100.00	479,083	Madrid		
Estacionamiento y Galería Comercial Indauxtu, S.A	Cintra Aparcamientos, S.A	100.00	60	Bilbao		14
Aeropuerto de Belfast, S.L. (a)	Ferrovial Aeropuertos, S.L	100.00	60	Madrid		-3,236
PORTUGAL						
Euroscut Norte Litoral, S.A (c.1)	Cintra, Concesiones de Infraestructuras de transporte, S.A (v)	75.53	47,333	Portugal	-1	
Euroscut -Sociedade Concessionaria da Scut do Algarve, S.A (c.1)	Cintra, Concesiones de Infraestructuras de transporte, S.A (v)	77.00	35,312	Portugal	5	-6
AUSTRALIA						
Ferrovial Sydney, Airport Investment Trust (b) (c.1)	Ferrovial Aeropuertos, S.L	100.00	236,302	Sydney	-6,855	-91
Ferrovial Aeropuertos Australia Ltd.	Ferrovial Aeropuertos, S.L	100.00		Sydney		
THE NETHERLANDS						
Algarve International B.V. (c.1)	Cintra, Concesiones de Infraestructuras de transporte, S.A (v)	77.00	14	The Netherlands	65	359
407 Toronto Highway B.V	Autopista de Toronto S.L	100.00	185,598	The Netherlands	14,396	11
CHILE						
Cintra Chile Limitada (c.1)	Cintra, Concesiones de Infraestructuras de transportes, S.A (i)	99.99	247,314	Chile	-1,603	-1,648
Ruta de la Araucanía sociedad concesionaria, S.A (c.1)	Cintra Chile Limitada (vii)	99.99	85,878	Chile	1,848	1,880
Ruta de los Ríos sociedad concesionaria, S.A (c.1)	Cintra Chile Limitada	75.00	41,200	Chile	1,980	3,440
Autopista del Maipo, S.A (c.1)	Cintra Chile Limitada	99.99	128,672	Chile	5,925	6,997
Aeropuerto Cerro Moreno Sociedad Concesionaria, S.A (c.1)	Ferrovial Aeropuertos, S.L (3)	99.99	1,914	Chile	-202	208

(i) 0.01% of the remaining capital is owned by Grupo Ferrovial, S.A
(ii) 37.5% of the remaining capital is owned by Budimex, S.A and 12.5% by Ferrovial Agromán, S.A
(iii) 99.5% of the remaining capital is owned by Dornier, S.A with a net cost of 1,405 thousand euros
(iv) 50% of the remaining capital is owned by Dornier, S.A with a net cost of 1,385 thousand euros
(v) A further 8% is owned by Ferrovial Agromán, S.A
(vi) A further 10% is owned by Europistas C.E.S.A
(vii) Remainder Ferrovial Agromán branch in Chile
(viii) Further 25% owned by Europistas C.E.S.A
(ix) Further 3.58% through Cintra Colombia, Limitada

(E) Remaining 50% owned by Abertis
(F) 25% of the remaining capital is owned by Construcciones Lauki and 25% by Construcciones Bazola
(G) Remaining 50% owned by Macquarie Airports Limited

Thousands of euros

	INDIVIDUAL INFORMATION				CONSOLIDATED INFORMATION	
INFRASTRUCTURE						
COMPANIES	PARENT COMPANY	PERCENTAGE OF OWNERSHIP	NET COST OF HOLDING	LOCATION	CONSOLIDATION RESERVES	ATTRIBUTED RESULT
COLOMBIA						
Cintra Colombia Limitada (c.2)	Cintra, Concesiones de Infraestructuras de transporte, S.A (i)	99.99		Colombia		
Promotora de Proyectos de Infraestructuras (PROPISA)	Cintra Colombia, S.L	59.90		Colombia		
Concesiones de Infraestructuras (CISA)	Promotora de Proyectos de Infraestructuras (PROPISA) (ix)	94.00		Colombia		
POLAND						
Autostrada Poludnie, S.A	Cintra, Concesiones de Infraestructuras de transporte, S.A (ii)	50.00	6,118	Poland	2,830	
UK						
Cintra Airports UK Limited (c.4)	Ferrovial Aeropuertos, S.L	100.00	25,481	UK	-2,863	3,174
Tidefast Limited (b) (c.4) (IP) (G)	Cintra Airports UK Limited	50.00	56	UK	-25,852	-15,405
Bristol Int. Airport PLC. (b) (c.4) (IP) (G)	Tidefast Limited	100.00	21,661	UK	19,466	10,406
Belfast City Airport	Aeropuerto de Belfast, S.L.	100.00	33,260	UK		53
Eurolink Motorway Operation, Ltd.	Cintra, Concesiones de Infraestructuras de transportes, S.A	93.00		UK		
CANADA						
407 International Inc. (c.1 and c.2)	Cintra Canada Inc.	67.10	295,379	Canada	54,769	28,840
407 ETR Concession Company Limited (c.1 and c.2)	407 Internacional Inc.	100.00	993,613	Canada		
Cintra Canada Inc.	407 Toronto Highway B.V	100.00	408,772	Canada		
PUERTO RICO						
Estacionamientos Río Piedras Inc.	Cintra Aparcamientos, S.A	75.00	356	Puerto Rico	-31	-16
TOTAL					435,435	117,133

(i) 0.01% of the remaining capital is owned by Grupo Ferrovial, S.A
(ii) 37.5% of the remaining capital is owned by Budimex, S.A and 12.5% by Ferrovial Agromán, S.A
(iii) 99.5% of the remaining capital is owned by Dornier, S.A with a net cost of 1,405 thousand euros
(iv) 50% of the remaining capital is owned by Dornier, S.A with a net cost of 1,385 thousand euros
(v) A further 8% is owned by Ferrovial Agromán, S.A
(vi) A further 10% is owned by Europistas C.E.S.A
(vii) Remainder Ferrovial Agromán branch in Chile
(viii) Further 25% owned by Europistas C.E.S.A
(ix) Further 3.58% through Cintra Colombia, Limitada

(E) Remaining 50% owned by Abertis
(F) 25% of the remaining capital is owned by Construcciones Lauki and 25% by Construcciones Bazola
(G) Remaining 50% owned by Macquarie Airports Limited

Thousands of euros

	INDIVIDUAL INFORMATION				CONSOLIDATED INFORMATION	
SERVICES						
COMPANIES	PARENT COMPANY	PERCENTAGE OF OWNERSHIP	NET COST OF HOLDING	LOCATION	CONSOLIDATION RESERVES	ATTRIBUTED RESULT
SPAIN						
Ferrovial Servicios, S.A. (a) (c.3)	Grupo Ferrovial, S.A (i)	99.88	35,148	Madrid	264	9,013
Eurolimp, S.A (a) (c.3)	Ferrovial Servicios, S.A (i)	99.00	8,269	Madrid	-1,364	-896
Grupisa Infraestructuras, S.A (a) (c.3)	Ferrovial Servicios, S.A (i)	99.97	18,682	Madrid	2,968	2,327
Viales de Castilla y León, S.A (a)	Grupisa Infraestructuras, S.A	100.00	188	Ávila	308	2
Viales de Navarra, S.A (a)	Grupisa Infraestructuras, S.A	100.00	532	Navarra	630	453
Andaluza de Señalizaciones, S.A (a)	Grupisa Infraestructuras, S.A	100.00	625	Málaga	1,074	915
Sitkol, S.A. (a)	Grupo Ferrovial,S.A. (i)	99.00	5,027	Madrid	-535	73
Marliara, S.A. (a)	Grupo Ferrovial,S.A. (i)	99.00	118	Madrid	11,507	1,015
Helguina, S.A (a)	Grupo Ferrovial,S.A. (i)	99.00		Madrid	5,480	278
Empresa Mixta de Limpieza de Almendralejo, S.A.	Marliara, S.A.	51.00	132	Badajoz		25
Compañía Española de Servicios Públicos Auxiliares, S.A.	Grupo Ferrovial, S.A	100.00	501,539	Bilbao		556
Servicios Generales del Medio Ambiente, S.A.	Compañía Española de Servicios Públicos Auxiliares, S.A.	100.00		Bilbao		
Cespa Inversiones Ambientales, S.A.	Compañía Española de Servicios Públicos Auxiliares, S.A.	100.00		Bilbao		
Cespa Ingenieria Urbana, S.A.	Compañía Española de Servicios Públicos Auxiliares, S.A.	100.00		Barcelona		
Cespa Gestión de Residuos, S.A.	Compañía Española de Servicios Públicos Auxiliares, S.A.	100.00		Barcelona		
Contenedores de Reus, S.A.	Cespa Gestión de Residuos, S.A.	75.50		Reus		
Cespa Conten, S.A.	Cespa Gestión de Residuos, S.A.	100.00		Bilbao		
Ecoclinic, S.L.	Cespa Gestión de Residuos, S.A.	80.00		Granada		
Coacon, S.L. Sdad. Unipersonal	Cespa Conten, S.A.	100.00		La Coruña		
Cespa Gestión y Tratamientos de Residuos, S.A.	Cespa Gestión de Residuos, S.A.	100.00		Madrid		
Ingeniería Ambiental Granadina, S.A.	Servicios Generales del Medio Ambiente, S.A.	85.60		Granada		
Recuperaciones Siderúrgicas y Papel, S.L. Sociedad Unipersonal	Cespa Conten, S.A.	100.00		Córdoba		
Servicio de Recogida Selectiva, S.L. Sociedad Unipersonal	Cespa Conten, S.A.	100.00		Córdoba		
Reciclajes y Valorizaciones, S.L. Sociedad Unipersonal	Cespa Gestión de Residuos, S.A.	100.00		Barcelona		
Ecoenergía Con Mata, A.I.E.	Cespa Gestión y Tratamientos de Residuos, S.A.	70.00		Barcelona		
Tratamientos, Residuos y Energías Valencianas, S.A.	Cespa Gestión de Residuos, S.A.	55.00		Valencia		
MOROCCO						
Cespa Nadafa, S.A.R.L.(NCSD)	Compañía Española de Servicios Públicos Auxiliares, S.A.	75.00		Morocco		
PORTUGAL						
Novipav Investimentos, SGES, S.A (c.6)	Grupisa Infraestructuras, S.A (iii)	100.00	11,454	Portugal	142	-262
Sopovico Soc. Port. Vias de com., S.A (c.6)	Novipav	100.00	10,232	Portugal	-932	125
Maquierent Maquinas de Aluguer, S.A (c.6)	Novipav (iv)	20.00	57	Portugal	47	89
Pavimental, S.A (c,6)	Novipav (v)	1.35	5	Portugal	28	-120
Ferrovial Construçoes, Gestao e Manutençao, S.A (c.3)	Ferrovial Servicios, S.A (i)	97.50	362	Portugal	336	221
Resin Residuos Industriais, S.A.	Cespa Inversiones Ambientales, S.A.	100,00		Portugal		
CHILE						
Inversiones Grupisa Chile, S.A	Grupisa Infraestructuras, S.A (vi)	100.00		Chile		
Grupisa Chile, S.A	Inversiones Grupisa Chile, S.A	60.00		Chile	-913	-58

(i) Remaining 2.5% is owned by Grupo Ferrovial, S.A

(ii) 2.97% of the remaining capital is owned by Ferrovial Servicios, S.A, and 0.03% by Can am, S.A

(iii) Remaining 25% owned by Seguridad Vial, S.A

(iv) Remaining 80% owned by Sopovico with a net cost of 197 thousand euros

(v) Remaining 98.65% owned by Sopovico with a net cost of 395 thousand euros

(vi) Remaining stake owned by Seguridad Vial S.A

(NCSD) Not Consolidated. Without information.

Thousands of euros

	INDIVIDUAL INFORMATION				CONSOLIDATED INFORMATION	
SERVICES						
COMPANIES	PARENT COMPANY	PERCENTAGE OF OWNERSHIP	NET COST OF HOLDING	LOCATION	CONSOLIDATION RESERVES	ATTRIBUTED RESULT
UK						
Amey Plc (c.3)	Ferrovial Servicios, S.A	99.90	308,983	UK		-5,735
Amey Business Services (Ireland) Ltd	Amey BPO Services Ltd	100.00		Ireland		
Amey Irish Facility Managers Ltd	Amey Business Services (Ireland) Ltd	25.00		Ireland		
Amey 1321 Ltd	Amey plc	100.00		UK		
Amey BPO Services Ltd	Amey plc	100.00		UK		
Amey Building Ltd	Amey plc	100.00		UK		
Amey C.I. Building Limited	Amey Building Ltd	100.00		UK		
Amey Construction Ltd	Amey plc	100.00		UK		
Amey Fleet Services Ltd	Amey plc	100.00		UK		
Amey Group Services Ltd	Amey plc	100.00		UK		
Amey Group Information Services Ltd	Amey plc	100.00		UK		
Amey Highways Ltd	Amey plc	100.00		UK		
Amey Information Services Ltd	Amey plc	100.00		UK		
Amey Insurance Company PCC Limited	Amey plc	100.00		UK		
Amey IT Services Ltd	Amey plc	100.00		UK		
Amey Procurement Solutions Ltd	Amey plc	100.00		UK		
Amey Programme Management Limited	Amey plc	100.00		UK		
Amey Projects Ltd	Amey plc	100.00		UK		
Amey Properties Ltd	Amey plc	100.00		UK		
Amey Rail Ltd	WIMCO Limited	100.00		UK		
Amey Railtech Limited	Amey plc	100.00		UK		
Amey Railways Holding Ltd	Amey plc	100.00		UK		
Amey Roads (North Lanarkshire) Ltd	Amey Highways Ltd	66.67		UK		
Amey Services Ltd	Amey plc	100.00		UK		
Amey Technology Services Ltd	Amey plc	100.00		UK		
Amey Tramlink Ltd	Treasurepark Limited	100.00		UK		
BCN Data Systems Limited	Amey Information Services Ltd	50.00		UK		
Amey Ventures Ltd	Amey plc	100.00		UK		
Amey Autolink (A19) Ltd	Amey plc	100.00		UK		
Amey Autolink (M6) Ltd	Amey plc	100.00		UK		
Comax Holdings Ltd	Amey plc	100.00		UK		
Comax Services Ltd	Comax Holdings Ltd	100.00		UK		
Compactors Engineering (Hire) Limited	Amey Fleet Services Ltd / Amey plc	100.00		UK		
Crown Business Communications Ltd	MNN Holdings Limited	51.00		UK		
MNN Holdings Limited	Amey plc	51.00		UK		
Amey Datel Group Ltd	Amey Rail Ltd	100.00		UK		
Amey Datel Ltd	Amey Datel Group Ltd	100.00		UK		
Amey Datel Security And Communications Ltd	Amey Datel Group Ltd	100.00		UK		
Amey Datel Technology Ltd	Amey Datel Group Ltd	100.00		UK		
EduAction (Waltham Forest) Limited	Amey plc	50.00		UK		
J F Donelon & Co (Ireland) Ltd	Amey 1321 Ltd	100.00		Ireland		
JNP Ventures Limited	Amey Ventures Ltd	100.00		UK		
Amey Tube Limited	JNP Ventures Ltd	100.00		UK		
JNP Ventures 2 Limited	Amey Tube Limited	100.00		UK		
Amey LUL 2 Limited	Amey Tube Limited	100.00		UK		
Treasurepark Ltd	Amey Ventures Investments Limited	100.00		UK		
Bushclose Ltd	Treasurepark Ltd	100.00		UK		
Amey Ventures Investments Limited	Amey plc	100.00		UK		
Local Leisure Partnership Limited company limited by guarantee without shares.	Private	100.00		UK		
Tube Lines Limited	JNP Ventures 2 Limited	33.33		UK		
Wimco Ltd	Amey Railways Holding Ltd	100.00		UK		
TOTAL					19,040	8,021

(i) Remaining 2.5% is owned by Grupo Ferrovial, S.A

(ii) 2.97% of the remaining capital is owned by Ferrovial Servicios, S.A, and 0.03% by Can am, S.A

(iii) Remaining 25% owned by Seguridad Vial, S.A

(iv) Remaining 80% owned by Sopovico with a net cost of 197

(v) Remaining 98.65% owned by Sopovico with a net cost of 395

(vi) Remaining stake owned by Seguridad Vial S.A

(NCSD) Not Consolidated. Without information.

Thousands of euros

	INDIVIDUAL INFORMATION				CONSOLIDATED INFORMATION	
REAL ESTATE						
COMPANIES	PARENT COMPANY	PERCENTAGE OF OWNERSHIP	NET COST OF HOLDING	LOCATION	CONSOLIDATION RESERVES	ATTRIBUTED RESULT
SPAIN						
Ferrovial Inmobiliaria, S.A (a) (c.2)	Grupo Ferrovial, S.A (1)	99.92	98,984	Madrid	74,615	29,576
Lar 2000, S.A (a) (c.2)	Ferrovial Inmobiliaria, S.A (1)	99.99	22,104	Madrid	25,385	7,694
Nueva Marymontaña, S.A	Ferrovial Inmobiliaria, S.A	55.10	2,980	Benidorm	-3,060	-333
Promotora Residencial Oeste de Barcelona, S.L (a)	Ferrovial Inmobiliaria, S.A (1)	99.00	8,586	Madrid	7,237	1,982
Domovial, S.L	Ferrovial Inmobiliaria, S.A	100.00	150	Madrid	23	-90
Setecampos, S.A (IP) (H)	Ferrovial Inmobiliaria, S.A	50.00	9,216	Portugal	2,081	-891
Malilla 2000, S.A (IP) (I)	Ferrovial Inmobiliaria, S.A (ii)	48.00	646	Valencia	-69	-32
Mairena Desarrollo Inmobiliario, S.L (a)	Ferrovial Inmobiliaria, S.A (iii)	95.00	2,907	Madrid	-3	1,002
Ferrovial Servicios Inmobiliarios, S.L (a) (c.2)	Ferrovial Inmobiliaria, S.A	100.00	16,685	Madrid	2,834	1,416
Ferrovial Inmobiliaria Canarias, S.L (a)	Ferrovial Inmobiliaria, S.A (iv)	99.00	28,599	Canaries	1,979	4,852
Fuenteberri, S.L	Inmofema, S.L.	99.20	5,566	San Sebastián	-1,298	-72
Promociones Bislar, S.A (a) (c.2)	Lar 2000, S.A (vi)	70.00	42	Madrid	6,672	8,117
Bislar, S.A (a) (c.2)	Lar 2000, S.A (1)	90.00	60	Madrid	774	928
Don Piso S.L (a) (c.2)	Ferrovial Servicios Inmobiliarios, S.L (ix)	99.74	1,155	Barcelona	845	3,074
Promociones Jadelu, S.L	Inmoherria, S.L.	50.00	3,310	San Sebastián	-2,809	177
Inmofema S.L.	Fuenteberri, S.L (x)	74.00	12,503	San Sebastián	-516	-524
Sector La Pilarica, S.L.	Inmofema S.L.	100.00	10,842	Zaragoza		
Inmoherria, S.L.	Fuenteberri, S.L	100.00	3,313	San Sebastián		-8
MSF Recoletos 5, S.L	Ferrovial Inmobiliaria, S.A	100.00	140	Madrid	-386	1
Bendijar, S.L (c.2) (IP) (J)	F.L.G Omega B.V	50.00	3,382	Madrid	-254	-392
PORTUGAL						
Ferrovial Inmobiliaria branch in Portugal (c.2)	Ferrovial Inmobiliaria, S.A	100.00	34,176	Portugal	-131	2,832
Ferrovial 2000 Ltda. (c.2)	Ferrovial Inmobiliaria, S.A	100.00	2,464	Portugal	339	-17
THE NETHERLANDS						
Ferrovial Holding Holland, B.V	Ferrovial Inmobiliaria, S.A	100.00	17,366	The Netherlands	11,395	65
F.L.G Omega B.V (IP) (J)	Ferrovial Holding Holland B.V.	50.00	9,868	The Netherlands	-192	-21
FGLG Omega 2, S.L (c.2) (IP) (J)	F.L.G Omega B.V	100.00	2,481	Madrid	-142	0
FGLG Omega 3, S.L (c.2) (IP) (J)	F.L.G Omega B.V	100.00	1,845	Madrid	-105	-140
FGLG Omega 4, S.L (c.2) (IP) (J)	F.L.G Omega B.V	100.00	2,387	Madrid	-135	-184
FGLG Omega 5, S.L (c.2) (IP) (J)	F.L.G Omega B.V	100.00	2,387	Madrid	-136	-181
FGLG Omega 6,S.L (c.2) (IP) (J)	F.L.G Omega B.V	100.00	1,845	Madrid	-106	-162
FGLG Omega 7, S.L (c.2) (IP) (J)	F.L.G Omega B.V	100.00	2,481	Madrid	-141	314
FGLG Omega 8, S.L (c.2) (IP) (J)	F.L.G Omega B.V	100.00	2,505	Madrid	-140	398
CHILE						
Ferrovial Inmobiliaria Chile Ltda. (c.5)	Ferrovial Inmobiliaria, S.A (i)	99.00	9,447	Chile	-2,986	-461
Habitaria, S.A (c.5) (IP) (K)	Ferrovial Inmobiliaria Chile Ltda.	50.00	11,788	Chile		-206
Barrioverde S.A (c.5) (IP) (K)	Habitaria, S.A (vii)	99.99	1,830	Chile		-159
TOTAL					**121,570**	**58,555**

(i) Remaining 1% owned by Grupo Ferrovial, S.A.
(ii) Further 7% owned by Promotora Residencial Oeste de Barcelona, S.L.
(iii) Remaining 5% owned through Promociones Bislar, S.A.
(iv) Remaining 0.1% owned by Promotora Residencial Oeste de Barcelona, S.L.
(v) 26% of the remaining capital of this company is owned by Ferrovial Holding BV, 21.25% by Promotora Residencial Oeste de Barcelona, S.L. and 11.41% by Inmofema, S.L.
(vi) 30% of the remaining capital is owned by Bislar S.A with a net cost of 18 thousand euros
(vii) 0.005% is owned by Ferrovial Inmobiliaria Chile
(viii) Remaining 50% is owned by Inmofema, S.L. with a net cost of 1,655 thousand euros
(ix) Remainder owned by Ferrovial Inmobiliaria,S.A.

(H) Remaining 50% owned by Caja de Madrid
(I) 11.25% of the remaining capital is owned by Edificios de Valencia, S.A., 11.25% by Cabilga, S.A., 11,25% by Actura, S.L., and 11.25% by Maderas J.M. Ferrero Vidal, S.A.
(J) Remaining 50% owned by Donizzeti Offices, B.V.
(K) Remaining 50% owned by Grupo Lucksic

(1) The remaining percentage owned by Can-am, S.A.
(2) The remaining percentage owned by Tecpresa, S.A.
(3) The remaining percentage owned by Ferrovial Agromán Chile, S.A.

(a) Companies included in consolidated tax Group
(b) All the companies' financial statements are as of 12/31/03 except those specified in this Note
(IP) Companies consolidated by the proportional method

(c.1) Price Waterhouse Coopers
(c.2) Deloitte&Touche
(c.3) BDO Audiberia
(c.4) KPMG
(c.5) Ernst&Young
(c.6) Other Auditors

Thousands of euros

	INDIVIDUAL INFORMATION				CONSOLIDATED INFORMATION	
TELECOMMUNICATIONS						
COMPANIES	PARENT COMPANY	PERCENTAGE OF OWNERSHIP	NET COST OF HOLDING	LOCATION	CONSOLIDATION RESERVES	ATTRIBUTED RESULT
SPAIN						
Ferrovial Telecomunicaciones, S.A.	Grupo Ferrovial,S.A. (1)	99.00	34,064	Madrid	19,069	8,996
TOTAL					**19,069**	**8,996**

(1) The remaining percentage owned by Can-am, S.A

ASSOCIATED COMPANIES

Thousands of euros

CONSTRUCTION

INDIVIDUAL INFORMATION					CONSOLIDATED INFORMATION	
COMPANIES	PARENT COMPANY	PERCENTAGE OF OWNERSHIP	NET COST OF HOLDING	LOCATION	CONSOLIDATION RESERVES	ATTRIBUTED RESULT
SPAIN						
Getxo Kaia	Ferrovial Agromán, S.A	18.75		Bilbao		
Build2Edifica, S.A	Ferrovial Agromán, S.A	15.48	120	Madrid		
Bocagua, S.A (NCC)	Cadagua, S.A	49.00		Canaries		
Urbs Iudex Et Causi, S.A. (NCSD)	Ferrovial Agromán, S.A	22.00	8,451	Barcelona		
CHILE						
Ruta5, tramoTalca Chillán, S.A	Delta Ferrovial Ltda.	13.14	3,097	Chile		
POLAND						
Electromontanz Popznan	Budimex, S.A	25.36		Poland		
Autostrada Poludnie, S.A	Budimex, S.A	37.50		Poland		
ZRE Kraków Sp z.o.o	Budimex Dromex, S.A	26.61		Poland		
PW Hepamos Sp z.o.o.	Budimex Dromex, S.A	23.00		Poland		
PPHU Promos Sp z.o.o.	Budimex Dromex, S.A	25.53		Poland		
Montin S.A	Budimex Nieruchomosci, Sp z.o.o.	81.90		Poland		

Thousands of euros

INFRASTRUCTURE

INDIVIDUAL INFORMATION					CONSOLIDATED INFORMATION	
COMPANIES	PARENT COMPANY	PERCENTAGE OF OWNERSHIP	NET COST OF HOLDING	LOCATION	CONSOLIDATION RESERVES	ATTRIBUTED RESULT
SPAIN						
Europistas, C.E.S.A (c.1)	Cintra Concesiones de Intraestructuras de Transportes, S.A	32.48	23,779	Madrid	7,046	2,610
Túneles de Artxanda, S.A (c.2)	Cintra Concesiones de Intraestructuras de Transportes, S.A (i)	30.00	8,136	Bilbao	-52	-247
Inversora de Autopista del Sur, S.L (c.1)	Europistas, C.E.S.A	25.00	37,930	Madrid		
Autopista del Sol, C.E.S.A (c.1)	Europistas, C.E.S.A	10.00	14,216	Madrid		
Estacionamientos Guipuzcoanos S.A	Cintra Aparcamientos S.A	42.89	5,363	San Sebastián	814	1,259
Sociedad Municipal de Aparcamientos y Servicios	Cintra Aparcamientos S.A	24.50	3,757	Málaga	-63	259
Estacionamientos y Servicios Extremeños, S.A	Cintra Aparcamientos S.A	25.00	90	Badajoz	8	8
Infoser Estacionamientos A.I.E.	Dornier, S.A	33.33	60	Madrid	-19	14
Estacionamientos Urbanos de León, S.A	Dornier, S.A	43.00	452	León	86	207
MEXICO						
Inversiones y Técnicas Aeropuertos (c.1)	Ferrovial Aeropuertos, S.A	24.50	30,537	Mexico	10,188	1,275
CHILE						
Talca-Chillán, sociedad conceionaria S.A	*Cintra Chile Ltda. (iii)*	43.42	20,053	Chile	-3,797	16
AUSTRALIA						
Southern Cross Airports Corporation Holding (c.2)	Ferrovial Sydney Airport Investment Trust	19.60	235,278	Sydney		
Southern Cross Airports Corporation (c.2)	Southern Cross Airports Corporation Holding	100.00		Sydney		
Sydney Airport Corporation Ltd. (c.2)	Southern Cross Airports Corporation Holding	100.00		Sydney	-19,199	-7,840
TOTAL					**-4,988**	**-2,439**

Thousands of euros

	INDIVIDUAL INFORMATION				CONSOLIDATED INFORMATION	
REAL ESTATE						
COMPANIES	PARENT COMPANY	PERCENTAGE OF OWNERSHIP	NET COST OF HOLDING	LOCATION	CONSOLIDATION RESERVES	ATTRIBUTED RESULT
SPAIN						
Recoletos 7-9, S.L	MSF Madrid Holding B.V	100.00	24	Madrid	998	24
THE NETHERLANDS						
MSF Lista 22, B.V	MSF Madrid Holding B.V	100.00	31	The Netherlands	158	4
MSF Madrid Holding B.V	Ferrovial Holding Holland B.V.	25.00	2,102	The Netherlands	-3,535	26
PORTUGAL						
Promovial, Promoçao Inmobilaria Ltda.	Ferrovial Inmobiliaria, S.A	40.00	27	Portugal	9	-19
Lusivial Promoçao e Gestao Inmobiliaria, S.A (c.2)	Domovial, S.L.	50.00	4,515	Portugal	-10,809	-3,569
CHILE						
Inmobiliaria Urbecentro Dos S.A (c.5)	Habitaria, S.A	37.37	791	Chile		-67
TOTAL					**-13,179**	**-3,601**

Thousands of euros

	INDIVIDUAL INFORMATION				CONSOLIDATED INFORMATION	
SERVICES						
COMPANIES	PARENT COMPANY	PERCENTAGE OF OWNERSHIP	NET COST OF HOLDING	LOCATION	CONSOLIDATION RESERVES	ATTRIBUTED RESULT
SPAIN						
Asoc. Estudio Tecnologías Equipamientos de Carreteras, S.A	Grupisa, S.A	22.30	58	Madrid	2	-4
Necrópolis de Valladolid (c.3)	Sitkol, S.A	49.00	3,064	Valladolid	-39	170
Recollida de Residus D´Olsona, S.L.	Servicios Generales del Medio Ambiente, S.A.	45.00		Vic		
Ingeniería Urbana, S.A.	Servicios Generales del Medio Ambiente, S.A.	35.00		Alicante		
Reciclados y Compostaje Piedra Negra, S.A.	Cespa Ingenieria Urbana, S.A.	48.99		Alicante		
Ecocat, S.L.	Cespa Gestión de Residuos, S.A.	25.00		Martorell		
Companya Especial de Recuperacions i Recondicionaments, S.L.	Cespa Gestión de Residuos, S.A.	42.11		Barcelona		
Ecoparc del Mediterrani, S.A.	Cespa Gestión de Residuos, S.A.	40.00		Barcelona		
TOTAL					**-37**	**166**

Thousands of euros

	INDIVIDUAL INFORMATION				CONSOLIDATED INFORMATION	
TELECOMMUNICATIONS						
COMPANIES	PARENT COMPANY	PERCENTAGE OF OWNERSHIP	NET COST OF HOLDING	LOCATION	CONSOLIDATION RESERVES	ATTRIBUTED RESULT
SPAIN						
Grupo Corporativo ONO, S.A	Ferrovial Telecomunicaciones	10.65	44,831	Madrid		
TOTAL						

(1) The remaining percentage owned by Can-am, S.A
(2) The remaining percentage owned by Tecpresa, S.A
(3) The remaining percentage owned by Ferrovial Agromán Chile, S.A

(a) Companies included in consolidated tax Group
(b) All the companies' financial statements are as of 12/31/03 except those specified in this Note

(c.1) Price Waterhouse Coopers (c.4) KPMG
(c.2) Deloitte&Touche (c.5) Ernst&Young
(c.3) BDO Audiberia (c.6) Other Auditors

(NCC) Not Consolidated. Consolidated with Cadagua, S.A.

(i) Further 20% owned by Europistas, C.E.S.A
(ii) Further 8.5% owned by Dornier
(iii) Constructora Delta Ferrovial Limitada owns 13.1%, and Ferrovial Agromán E.C. 0.07%

PRICEWATERHOUSECOOPERS

Paseo de la Castellana, 43
28046 Madrid
España
Tel. +34 915 684 400
Fax +34 913 083 566

A free translation of the report on the consolidated annual accounts originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain. In the event of a discrepancy, the Spanish language version prevails

AUDIT REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

To the Shareholders of Grupo Ferrovial, S.A.

We have audited the consolidated annual accounts of Grupo Ferrovial, S.A. and Subsidiaries (Ferrovial Group), consisting of the consolidated balance sheet as of December 31, 2003, the consolidated statement of income and the related notes to the consolidated annual accounts for the year then ended, the preparation of which is the responsibility of the Directors of the parent company of the consolidated group. Our responsibility is to express an opinion on the consolidated annual accounts taken as a whole, based on the work carried out in accordance with auditing standards generally accepted in Spain, which require the examination on a test basis of the evidence supporting the consolidated annual accounts and an evaluation of their presentation, the accounting principles applied and the estimates made. Our work did not include the examination of the financial statements of certain subsidiaries and associated companies whose assets and income represented 27% and 22%, respectively, of the related consolidated figures. The financial statements of these companies were audited by other auditors, and our opinion as expressed in this report on the consolidated annual accounts of the Ferrovial Group is based, with respect to the ownership interests in these companies, solely on the reports of the other auditors. These companies and their respective auditors are listed in Appendix V to the notes to the consolidated annual accounts referred to above.

In accordance with Spanish corporate law, the parent company's Directors has presented, for comparative purposes only, for each item of the consolidated balance sheet and consolidated statement of income, the corresponding amounts for the previous year as well as the amounts for 2003. Our opinion refers solely to the 2003 consolidated annual accounts. On February 26, 2003 another firm of auditors issued their audit report on the 2002 consolidated annual accounts, in which they expressed an unqualified opinion.

In our opinion, based on our audit and on the report of the other auditors mentioned in paragraph 1 above, the 2003 consolidated annual accounts referred to above present, in all material respects, a true and fair view of the net worth and the consolidated financial situation of the Ferrovial Group as of December 31, 2003, and of the results of its operations for the year then ended, and contain all the information necessary for their interpretation and comprehension in accordance with generally accepted accounting principles and standards in Spain applied on a consistent basis with that of the preceding year.

The accompanying consolidated Directors' report for 2003 contains the information that the parent company's Directors consider appropriate about the Group's position, the evolution of its business and of other matters and does not form an integral part of the consolidated annual accounts. We have checked that the accounting information contained in the aforementioned Directors' report is consistent with that of the consolidated annual accounts for 2003. Our work as auditors is limited to checking the Directors' report within the scope already mentioned in this paragraph and it does not include a review of any information other than that obtained from the group companies' accounting records.

PricewaterhouseCoopers Auditores, S.L.

Lorenzo López Álvarez
Partner
February 27, 2004

PricewaterhouseCoopers Auditores, S.L. - R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290



CONSOLIDATED STATEMENTS OF INCOME

millions of euros

	2003	2002	2001	2000	1999	1998(1)	1997	1996	1995	1994
NET REVENUES	6,025.9	5,040.2	4,240.0	3,597.6	2,645.0	2,383.0	1,940.0	1,593.0	1,191.0	810.6
Other revenues	265.8	40.6	53.8	38.0	100.0	103.0	20.0	67.0	60.0	37.9
Total operating revenues	**6,291.7**	**5,080.8**	**4,293.8**	**3,635.6**	**2,745.0**	**2,486.0**	**1,960.0**	**1,660.0**	**1,251.0**	**848.5**
Outside and operating expenses	4,322.1	3,766.2	3,208.4	2,806.0	2,074.9	1,906.5	1,516.3	1,245.4	972.7	636.6
Personnel expenses	1,083.8	663.1	543.9	469.3	391.0	375.0	317.0	270.0	222.0	156.6
EBITDA	885.8	651.5	541.5	360.3	279.1	204.5	126.7	144.6	56.3	55.3
Provisions and depreciation and amortization	270.9	166.5	152.5	89.1	85.0	81.0	75.0	103.0	35.0	22.5
Total operating expenses	**5,676.8**	**4,595.8**	**3,904.8**	**3,364.4**	**2,550.9**	**2,362.5**	**1,908.3**	**1,618.4**	**1,229.7**	**815.7**
NET OPERATING INCOME	614.9	485.0	388.9	271.2	194.5	122.3	52.4	42.6	22.3	32.8
Financial result	-71.8	-24.7	-65.6	-8.6	7.8	-19.7	17.7	14.6	12.9	11.7
Share in income of equity-accounted affiliates	4.8	12.4	10.5	11.8	7.9	6.1	2.8	7.4	3.9	-1.2
Amortization of goodwill in consolidation	-44.2	-24.0	-10.2	-8.2	-3.0	-2.8	---	-25.7	-3.1	
INCOME FROM ORDINARY ACTIVITIES	503.6	448.7	323.7	266.2	207.2	105.9	72.9	39.3	35.4	43.3
Extraordinary result	102.5	235.6	25.0	-29.8	-12.2	7.0	26.3	20.4	-7.5	-18.0
INCOME BEFORE TAXES	606.1	684.3	348.7	236.3	194.7	112.9	99.2	59.7	27.9	25.3
Company tax	-156.6	-207.3	-112.0	-56.8	-66.1	-22.1	-27.5	-10.0	-10.7	-4.8
Minority shareholders	-108.9	-21.2	-18.4	-20.4	-17.5	-5.4	-1.0	0.3	1.0	-0.1
ATTRIBUTABLE NET INCOME	340.6	455.8	217.9	158.7	111.1	85.2	70.7	50.0	18.2	20.4

(1) Proforma data

CONSOLIDATED BALANCE SHEET

ASSETS

millions of euros

	2003	2002	2001	2000	1999	1998(1)	1997	1996	1995	1994
Due from shareholders for uncalled capital	5	9	12	5						
FIXED ASSETS	**6,920**	**5,754**	**5,781**	**4,864**	**4,017**	**1,402**	**538**	**609**	**428**	**371**
Start-up expenses		11	9	6	9	10	1	1	1	2
Intangible assets	202	148	177	190	175	167	27	17	15	10
Tangible fixed assets	5,818	4,878	4,907	3,910	3,316	891	98	145	151	91
Long-term financial investments	874	671	624	691	514	341	410	444	259	269
Shares of the controlling company held for long term	15	47	68	64	2	2	2	2	1	2
GOODWILL IN CONSOLIDATION	**1,271**	**356**	**222**	**156**	**55**	**58**	---	---	**28**	
DEFERRED EXPENSES	**1,194**	**875**	**753**	**795**	**428**	**28**	**10**	**1**	**1**	
CURRENT ASSETS	**5,163**	**4,272**	**4,213**	**3,000**	**2,418**	**2,107**	**1,670**	**1,249**	**1,113**	**759**
Inventories	1,442	1,214	1,022	737	463	365	262	247	214	164
Accounts receivable	2,561	1,982	1,879	1,622	1,538	1,254	1,006	853	695	414
Cash and cash equivalents	1,099	1,014	1,252	621	388	472	392	142	197	180
Accrual accounts	61	63	60	20	29	16	10	7	7	1
TOTAL ASSETS	**14,552**	**11,267**	**10,981**	**8,821**	**6,918**	**3,595**	**2,218**	**1,859**	**1,570**	**1,130**

SHAREHOLDERS' EQUITY AND LIABILITIES

	2003	2002	2001	2000	1999	1998(1)	1997	1996	1995	1994
SHAREHOLDERS' EQUITY	**1,754**	**1,495**	**1,198**	**1,050**	**928**	**589**	**522**	**456**	**352**	**338**
MINORITY INTERESTS	**908**	**774**	**425**	**400**	**311**	**68**	**12**	**6**	**4**	**1**
DEFERRED REVENUES	**145**	**69**	**52**	**54**	**39**	**25**	**6**	**8**	**8**	**7**
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**424**	**289**	**105**	**87**	**54**	**31**	**28**	**35**	**16**	**13**
LONG-TERM DEBT	**6,016**	**4,817**	**5,641**	**4,417**	**3,142**	**674**	**83**	**103**	**23**	**10**
Due to credit entities	2,538	1,462	1,919	1,583	1,503	560	20	13	8	8
Other debt	3,471	3,355	3,722	2,817	1,635	83	7	17	14	2
Uncalled capital	7	0	1	18	4	31	56	73	1	0
CURRENT LIABILITIES	**5,295**	**3,814**	**3,552**	**2,809**	**2,444**	**2,208**	**1,567**	**1,251**	**1,167**	**762**
Due to credit entities	928	353	258	270	202	292	30	20	22	23
Debentures and other debts	4,078	3,272	3,131	2,438	2,110	1,824	1,453	1,157	1,086	708
Operating provisions	255	150	91	67	85	82	74	66	53	27
Accrual adjustments	35	39	72	34	47	10	10	8	6	5
NEGATIVE DIFFERENCE IN CONSOLIDATION	**9**	**9**	**8**	**4**						
TOTAL LIABILITIES	**14,552**	**11,267**	**10,981**	**8,821**	**6,918**	**3,595**	**2,218**	**1,859**	**1,570**	**1,130**





CORPORATE GOVERNANCE

CORPORATE GOVERNANCE REPORT

CONTENTS

a. Directors who represent or are related to significant shareholders or were nominated by them

b. Directors of the Company who belong to the Board of Directors of companies with significant holdings

c. Ferrovial Directors who are members of the Board of Directors of other listed companies

d. Directorships or management positions of Directors in other group companies

e. Other significant information about the Board of Directors

I. Stakes held by the Board in companies that perform an activity that is the same as, or similar or complementary to, that of the Company

II. Other information

C. RELATED-PARTY TRANSACTIONS AND INTRAGROUP TRANSACTIONS

1. Related-party transactions

a. Rules

I. Transaction approval

II. Conflicts of interest

b. Transactions with significant shareholders

c. Transactions with Directors of Grupo Ferrovial, S.A.

d. Transactions with Senior Management of Grupo Ferrovial, S.A.

e. Transactions with Directors and managers of the group of companies

2. Significant intragroup transactions

D. RISK CONTROL SYSTEMS

1. Risks covered by the control systems

2. Risk control systems

a. Control systems

I. Management systems

II. Risk coverage systems

b) Internal supervision procedure

E. FUNCTIONING OF SHAREHOLDERS' MEETING

1. Convening Shareholders' Meetings and adopting resolutions

a. Convening Shareholders' Meetings

b. Adopting resolutions

2. Shareholders' Meeting regulation. Rights and attendance of shareholders at Shareholders' Meetings

Announcement of meetings

Drafting of agendas

Right to be informed

Attendance of external auditors

Audit and Control Committee participation

Public solicitations of proxies

Shareholder participation

3. Shareholders' Meetings in 2003

a. Attendance

b. Summary of the adopted resolutions

4. Dissemination of information about the Company

a. Fair, symmetrical dissemination

b. Corporate governance

F. DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Law 26/2003, dated 17 July, which amended the Securities Market Law and the Spanish Corporations Law, in order to reinforce listed companies' transparency, imposes upon them, *inter alia*, the obligation to publish an Annual Report on corporate governance.

The Ferrovial Group has published an Annual Report on corporate governance since its stock market debut in 1999. In the early years, the Group took account of the recommendations contained in the "Report by the special commission to study an ethical code for Boards of Directors" (the "Olivencia Report") and included a corporate governance section in its Annual Report detailing the extent to which it applied these circumstances. In 2003, Ferrovial published the corporate governance report on 2002, explaining its compliance with the recommendations of the "Report by the special commission to foster transparency and security in the markets and in listed companies" (the "Aldama Report").

This 2003 corporate governance report describes the group's compliance with the provisions of Law 26/2003 and Ministerial Order 3722/2003, dated 26 December, implementing that law.

For clarity, the capitalised terms used in this report will have the following meaning, unless otherwise indicated:

Ferrovial:

Grupo Ferrovial, S.A. and the subsidiaries that, with respect to the former, belong to one the situations envisaged in article 4 of the Securities Market Law.

Ferrovial Group or the Company:

Grupo Ferrovial, S.A., which has registered offices in calle Príncipe de Vergara, 135, Madrid, and tax identification number A28/606556.

Senior Management:

Executive Directors and the persons who are members of the Company's Management Committee or who report directly to the Board of Directors, the Executive Committee or the Managing Directors of the Company.

Directors:

The members of the Board of Directors of Grupo Ferrovial, S.A.

Other terms contained in this Annual Report on corporate governance are defined in Grupo Ferrovial, S.A.'s Board of Directors Regulation.

1. Share Capital.

Grupo Ferrovial, S.A.'s share capital amounts to 140,264,743 euros, divided into 140,264,743 shares each with a nominal value of one (1) euro. All the shares are of the same class and series.

The latest change in share capital was a reduction of 1,867,404 euros through the redemption of 1,867,404 own shares each with a nominal value of one (1) euro, based on a resolution by the Shareholders' Meeting dated 31 March 2000.

2. Significant Stakes and Control.

Based on the information provided to the Company, at 31 December 2003 the owners of significant stakes in Grupo Ferrovial, S.A. were those listed in the next table.

To determine the concept of significant stake, as established by the Ministerial Order dated 26 December 2003, the provisions of Royal Decree 377/1991, dated 15 March, were applied:

Owner of significant stake	Number of shares	% Share capital
Portman Baela, S.L.	56,855,473	40.534
Casa Grande de Cartagena, S.L.	24,930,516	17.774

In 2003, Casa Grande de Cartagena, S.L. acquired the stake previously owned by Profesa Investment B.V.

According to the notification to the Comisión Nacional del Mercado de Valores and to the Company itself, on 24 November 2003 the "concerted family group" formed by Rafael del Pino y Moreno and his five children indirectly controlled (through Portman Baela, S.L. and Casa Grande de Cartagena, S.L.) 58.308% of GRUPO FERROVIAL, S.A.'s share capital.

3. Relations between owners of significant stakes and the Company and among the owners themselves.

In addition to the family ties stated in the preceding paragraph, Portman Baela, S.L. and Casa Grande de Cartagena, S.L. are also members of Grupo Ferrovial, S.A.'s Board of Directors.

Rafael del Pino y Moreno, the Company's founder, is also its Honorary President.

Rafael del Pino y Calvo-Sotelo has been the Chairman of Grupo Ferrovial, S.A. since 2000 and is a Director. Fernando del Pino y Calvo-Sotelo is also a Director. María del Pino y Calvo-Sotelo represents Casa Grande de Cartagena, S.L. on the Board of Directors.

Leopoldo del Pino y Calvo-Sotelo is the CEO of subsidiary Cintra Aparcamientos, S.A.

This Corporate Governance report and the Annual Report provide information about commercial transactions with the owners of significant stakes.

4. Stakes owned by the Directors.

Based on the information provided by the Directors to the Company, at the end of 2003 their combined holdings, including those corresponding to significant shareholders, amounted to 82,404,899 shares, i.e. 58.746% of capital.

The Board of Directors' stakes are broken down as follows:

	Direct	Indirect	% of capital
Rafael del Pino y Calvo-Sotelo	970	(*)	(*)
Fernando del Pino y Calvo-Sotelo	970	(*)	(*)
Santiago Bergareche Busquet	601,858	---	0.429
Jaime Carvajal Urquijo	6.959	390	0.005
Joaquín Ayuso García	1,734	---	0.001
PORTMAN BAELA, S.L.	56,855,473	---	40.534
Juan Arena de la Mora	1.721	---	0.001
Santiago Eguidazu Mayor	940	891	0.001
Gabriele Burgio	1,507	---	0.001
CASA GRANDE DE CARTAGENA, S.L., represented by María del Pino Calvo-Sotelo (*)	24,930,516	---	17.774
José María Pérez Tremps	970	---	0.0007

(*) As stated in section 1 above, those Directors/representatives of Directors are part of the family group who indirectly control 58.3% of share capital, through Portman Baela, S.L and Casa Grande de Cartagena, S.L.

5. Shareholders' agreements and concerted actions.

The Company is not aware of any shareholders' agreements that regulate the exercise of voting rights at Shareholders' Meetings or which restrict or condition the free transfer of Company shares.

According to the notification to the CNMV and to the Company on 24 November 2003, and for the purposes of the provisions of Royal Decree 377/1991, a tacit agreement for concerted action is presumed to exist between PORTMAN BAELA, S.L. and CASA GRANDE DE CARTAGENA, S.L., since the aforementioned family group controls both of them.

6. Own Shares.

a. Own share data.

Own shares accounted for 0.83% of capital at 31 December 2003, down from 2.21% at 31 December 2002.

In 2003, there were no significant changes in own shares, in accordance with the meaning given in Royal Decree 377/1991, dated 15 March.

The aforementioned percentage at 31 December 2003 represents 936,327 directly owned shares and 198,310 indirectly owned shares. The average acquisition cost was 15.15 euros per share.

Transactions with own shares amounted to a net result of 18,113,000 euros.

b. Authorisation granted to the Board of Directors to acquire own shares.

On the date of this report, the authorisation granted to the Board of Directors to acquire own shares by the Shareholders' Meeting on 2 March 2003 was in force, subject to the following terms:

- Form of acquisition: acquisition via purchase-sale or via any other *inter vivos* act for a valuable consideration.
- Maximum number of shares to be acquired: up to five per cent (5%) of Grupo Ferrovial, S.A.'s share capital, free of all liens and encumbrances, provided that the shares have been fully paid up and are not bound to compliance with any type of obligation, and that the par value of the acquired shares plus those held by Grupo Ferrovial, S.A. and any of its dependent companies does not exceed the aforementioned 5% of Grupo Ferrovial, S.A.'s share capital.
- Minimum and maximum acquisition price: the minimum acquisition price of the shares shall be equivalent to 75% of the market price and the maximum acquisition price shall be 120% of the market price on the date of acquisition.
- Maximum trading volume: the maximum daily trading volume resulting from the acquisition of own shares shall not be more than 25% of the average total trading volume of Grupo Ferrovial, S.A. shares in the previous ten sessions.
- Duration of the authorization: eighteen (18) months from the date of the resolution.

7. Legal and bylaw restrictions on voting rights and on buying and selling shares.

There are no types of restrictions on the exercise of voting rights or on the acquisition or sale of stakes in share capital.

B. BOARD OF DIRECTORS STRUCTURE

1. Functions and composition of the Board of Directors.

a. Functions of the Board of Directors.

The function of the Board of Directors of Grupo Ferrovial S.A. is to manage, represent and supervise as may be necessary so as to ensure that the Company meets its corporate purpose, while seeking to protect the Company's general interests and create value to the benefit of all the shareholders.

Without prejudice to the powers delegated to it, the Board, directly or through its Committees, has exclusive powers regarding a number of matters, including:

- Appointment, remuneration and, where appropriate, removal of senior managers.
- Approval and oversight of the strategies established for the Company's development.
- Oversight and evaluation of the executives' conduct of business.
- Incorporation of new companies and acquisition or sale of stakes in existing companies, where the latter imply the obtainment or loss of a majority stake, exceeding certain percentages of ownership, or the commencement or abandonment of business lines.
- Mergers, spin-offs or concentrations involving the Company or any of its direct investees.
- Investment, divestment, financing or guarantee transactions involving substantial group assets or for amounts above specific thresholds.
- Policy of disclosure and reporting to shareholders, markets and public opinion.

b. Preparation of financial statements.

Regarding the power to draft the financial statements, the Board Regulation states the following:

- The financial statements shall be drafted in such a way to avoid any qualifications from the auditor.
- Nevertheless, if there is a qualification and the Board believes that its position is sound, it must publicly explain the content and scope of the discrepancy.
- The financial statements submitted for the Board's approval must be certified beforehand by the Company's Chairman, Chief Executive Officer and Chief Financial Officer.

The 2003 financial statements will be certified by Rafael del Pino y Calvo-Sotelo, as Chairman of the Board of Directors, Joaquín Ayuso García, as Chief Executive Officer, and Nicolás Villén Jiménez, as Chief Financial Officer.

c. Composition of the Board of Directors.

The Bylaws and the Regulation state that the Board of Directors shall strive to ensure that external or non-executive Directors represent a broad majority of the Board. The Board must also strive to ensure that the majority group of external Directors includes proprietary Directors and independent Directors, with a significant proportion of the latter.

In 2003, the Board of Directors consisted of eleven members (between the minimum of six and maximum of fifteen permitted by the Bylaws).

The Board of Directors of Grupo Ferrovial, S.A. had the following composition at the date of this Annual Report, based on the definitions contained in the Board Regulation:

Executive Chairman	
Rafael del Pino y Calvo-Sotelo	Executive and proprietary
Vice-Chairmen	
Santiago Bergareche Busquet	External (*)
Jaime Carvajal Urquijo	External and independent
CEO	
Joaquín Ayuso García	Executive
Directors	
Fernando del Pino y Calvo-Sotelo	External and proprietary
CASA GRANDE DE CARTAGENA S.L. represented by María del Pino y Calvo-Sotelo	External and proprietary
PORTMAN BAELA, S.L., represented by Eduardo Trueba Cortés	External and proprietary
Juan Arena de la Mora	External and independent
Santiago Eguidazu Mayor	External and independent
Gabriele Burgio	External and independent
Director and Secretary	
José María Pérez Tremps	Executive

(*) Executive Director until 25 January 2002.

The only change in the composition of the Board in 2003 was the replacement of Profesa Investments B.V. by Casa Grande de Cartagena, S.L., which was approved by the Shareholders' Meeting on 21 March 2003. According to the information provided to the shareholders before that Meeting, the change was because Casa Grande de Cartagena, S.L. had acquired the stake previously owned by Profesa Investments B.V.

That Shareholders' Meeting also ratified the cooption of Gabriele Burgio and reappointed Rafael del Pino y Calvo-Sotelo, José María Pérez Tremps, Santiago Eguidazu Mayor, Juan Arena de la Mora and Portman Baela, S.L. to the Board.

d. Profile of the independent Directors.

Jaime Carvajal Urquijo

- Member of the Board of Directors since 1999
- Law Degree (Madrid) and M.A. in Economics (Cambridge University, UK).
- Chairman of Advent Internacional (España), Ericsson España, S.A. and ABB, S.A., Director at Lafarge Asland, Aviva and Solvay Ibérica
- Former Chairman of Ford España, S.A.

Juan Arena de la Mora

- Member of the Board of Directors since 2000
- PhD in Engineering (ICAI), Degree in Business Studies, Degree in Psychology, Diploma in Tax Studies and AMP (Harvard Business School)
- Director at Bankinter since 1987 and CEO since 1993
- Chairman of Bankinter since 2002

Santiago Eguidazu Mayor

- Member of the Board of Directors since 2001
- Civil Service Economist and Trade Expert
- Chairman of Nmás1
- Formerly partner, CEO and Vice-Chairman of AB Asesores and Vice-Chairman of Morgan Stanley Dean Witter

Gabriele Burgio

- Member of the Board of Directors since June 2002
- Law Degree and M.B.A. (INSEAD, Fontainebleau)
- Executive Chairman of NH Hoteles since 1999
- Formerly CEO of Cofir and employee at Bankers Trust (New York) and Manufacturers Hannover (Italy)

e. Officers of the Board of Directors.

- Rafael del Pino y Calvo-Sotelo has been the Company's Executive Chairman since 1992. On 29 June 2000, the Board of Directors resolved to appoint Rafael del Pino y Calvo-Sotelo Chairman of the Board of Directors.
- The current Vice-Chairmen of the Board of Directors are not executives.
- The Company appointed a CEO in February 1999.
- The Board Secretary is also a Director. His mission is to supervise the formal and material legality of the Board of Directors' actions and to ensure that the procedures and rules of governance are respected and regularly revised. His functions include:
    - Those inherent to his position as the Secretary to the Board of Directors: assisting the Chairman in his tasks; offering the Directors any advice and information that may be necessary; keeping the corporate documentation; duly entering the contents of the Board of Directors' meetings in the minutes; and certifying the Board of Directors' resolutions.
    - Resolving any doubts about applying the Board Regulation.
    - Ensuring that the procedures and rules of governance are respected and regularly revised.

2. Executive Committee.

In July 2000, in accordance with the Bylaws, the Board of Directors established an Executive Committee to which it expressly delegated all the powers corresponding to the Board of Directors, except the powers that cannot be delegated under the law or the Bylaws.

The Executive Committee currently comprises the following Directors:

Executive

Rafael del Pino y Calvo-Sotelo	(proprietary)
Joaquín Ayuso García	
José María Pérez Tremps	

External

Santiago Bergareche Busquet (*)	
Jaime Carvajal Urquijo	(independent)
Fernando del Pino y Calvo-Sotelo	(proprietary)

(*) Executive until 25 January 2002.

The Executive Committee is chaired by the Chairman of the Board of Directors and the Committee's Secretary is the Secretary to the Board of Directors.

The rules governing the Executive Committee are based on the same principles governing the Board of Directors and are included in the corresponding Regulation.

In the Board of Directors meeting immediately subsequent to a meeting of the Executive Committee, the Board members are notified of the resolutions approved at the Executive Committee meeting and are supplied with a copy of the corresponding minutes.

The Committee's ordinary meetings are held at least once a month.

The Executive Committee held twelve meetings in 2003.

3.Advisory Committees to the Board of Directors.

The Advisory Committees to the Board of Directors are the Audit and Control Committee and the Nomination and Remuneration Committee, which were created in 1999.

These Committees comprise external Directors only, in accordance with the Board Regulation, and they have the powers of information, advice, supervision and proposal in the matters of their respective competence. The Committees' powers of proposal do not preclude the possibility of the Board deciding on such matters on its own initiative, while duly consulting the corresponding Committee.

According to the Board Regulation, a decision which clashes with a Committee's recommendations can only be adopted with a resolution by the Board of Directors.

In accordance with the Board Regulation, the Chairmen of both Committees are independent Directors.They also share the same limits as to minimum and maximum number of members, as established by the Board Regulation: between four and six.

The Committees shall regulate their own functioning and, where not specifically envisaged, the rules established in the Board Regulation in relation to the Board apply.

a.Audit and Control Committee.

I. Composition and functions.

The current composition of the Audit and Control Committee is as follows:

- Santiago Eguidazu Mayor - Chairman
- Santiago Bergareche Busquet
- CASA GRANDE DE CARTAGENA S.L., represented by María del Pino y Calvo-Sotelo
- Gabriele Burgio

On 21 March 2003, the Shareholders' Meeting resolved to amend the Bylaws to include the Audit and Control Committee Regulation, in accordance with Law 44/2002 on Measures to Reform the Financial System, and to include other powers for the Committee, in addition to those required by that Law, such as monitoring the compliance with the internal code of conduct in matters relating to the securities markets.

The main functions of the Audit and Control Committee are as follows:

- Establishing adequate measures to ensure that the provision of advisory and consulting services by the external audit firm or companies in its group does not jeopardise the external auditor's independence.
- Supervising compliance with the legal requirements and the correct application of generally accepted accounting principles.
- Liaising between the Board of Directors and external auditors, and evaluating the results of each audit.
- Supervising the information which the Board of Directors must approve and include in its annual public documentation.
- Assisting the Board in its mission of ensuring the correctness and reliability of periodical financial information.
- Informing the procedure to appoint and replace the internal audit manager.
- Analysing and evaluating the main business risks and the systems established to manage and control them.

The Company's management report includes a report on the Committee's activities in the year.

The Audit and Control Committee held six meetings in 2003.

II. Relations with external auditors.

Another function of the Audit and Control Committee is to propose the appointment, conditions of engagement, extent of professional mandate and, where appropriate, revocation or non-renewal, of the auditor.

The Audit and Control Committee can never propose to the Board of Directors to engage an audit firm where the fees it plans to pay, under all headings, exceeds 5% of the firm's total revenues in the last business year.

Moreover, the Company has established an internal procedure by virtue of which the engagement from the external auditor of Grupo Ferrovial, S.A., its subsidiaries or an entity related to the audit firm of any professional service other than the actual review of the financial statements must be authorised beforehand by the CFO.

The Audit and Control Committee's report, which is included in the Company's management report, reports on the meetings held with the external auditor.

b. Nomination and Remuneration Committee.

The current composition of the Nomination and Remuneration Committee is as follows:

- Juan Arena de la Mora - Chairman
- Santiago Bergareche Busquet
- Jaime Carvajal Urquijo
- Santiago Eguidazu Mayor

The main functions of the Nomination and Remuneration Committee are as follows:

- Informing the proposals for the appointment of Directors and of the CEO.
- Proposing the members of each Committee.
- Informing the system and amount of annual remuneration for Directors.
- Informing the appointment or dismissal of the executives who report directly to the CEO.
- Proposing the system and amount of annual remuneration for Directors.
- Informing the contracts and remuneration system for Senior Management.
- Informing the exemptions and authorisations in matters relating to Directors' duties.
- Informing Company transactions with shareholders, Directors and Senior Management subject to Board approval.
- Establishing measures to ensure that Ferrovial does not hire, as employees or senior managers, persons who have performed research on the Company at rating agencies in the two years after the analyst leaves the agency.

The Nomination and Remuneration Committee held eight meetings in 2003.

4. Selection, appointment and removal of Directors.

a. Selection of Directors.

The Board of Directors Regulation establishes a procedure for the appointment and re-appointment of Directors. When applied, this process has been carried out with the involvement of specialist selection firms.

The Nomination and Remuneration Committee drafts the candidate selection criteria, which are submitted for Board approval.

The Company strives to ensure that persons appointed as Directors are of acknowledged ability, competence and experience.

The Board of Directors Regulation states that the following persons, for example, cannot be appointed as independent Directors:

- Those who have, or have recently had, a stable significant professional, labour or commercial relation with, among others, Ferrovial.
- Those who own over 2% of the Company's capital.

The Board of Directors Regulation also states that proprietary Directors cannot have stable significant commercial, economic, labour or professional relations, directly or indirectly, with Ferrovial, except those inherent to their posts as Chairman or CEO.

The Nomination and Remuneration Committee must also inform the Board of Directors about the appointment of the CEO and the Secretary, and proposes the members of each Committee.

The Nomination and Remuneration Committee's report is equally mandatory for the re-appointment of Directors.

The Board Regulation does not establish any specific requirement for appointing the Board Chairman.

b. Office term.

In accordance with the Company's Bylaws and the Board Regulation, a Director's term of office is three years, with the possibility of re-election.

c. Resignation of Directors.

The Regulation also establishes the reasons for which a Director must tender his/her resignation to the Board of Directors, namely:

- In the case of executive Directors, whenever the Board of Directors sees fit.
- In the case of proprietary Directors, upon disposal of the holding in the Company on the basis of which they were appointed.
- In the event of infringement of any of the incompatibility regulations or prohibitions established by law or by the internal regulations.
- Upon request by the Board of Directors due to breach of the Director's obligations.
- When the Director's position on the Board of Directors may jeopardise Ferrovial's interests.
- Upon reaching the age of 70. The Chairman and Vice-Chairman (if executives), the CEO and Secretary of the Board must resign at 65, but may continue as Directors and hold the office of Chairman or Vice-Chairman if they are not executives.
- When there are significant changes in their professional situation or in the conditions by virtue of which they were appointed Directors.
- When, due to events attributable to the Director, his/her permanence on the Board seriously jeopardises the Company's net worth or reputation, in the latter's judgement.

5. Working of the Board of Directors.

a. Board meetings.

The Board normally meets on a monthly basis or at the Chairman's initiative whenever the latter sees fit, or whenever at least two Board members so request.

Notice of meetings is sent personally to each Director in writing sufficiently in advance, remitting the necessary documentation about the items on the agenda.

The Board drafts an annual meeting schedule.

It is considered that the information supplied to the Board of Directors in 2003 was appropriate and sufficient for it to familiarise itself with the matters for deliberation; senior executives frequently attended Board meetings to present the matters in their areas of responsibility.

The Board of Directors held twelve meetings in 2003, all of which were attended by the Chairman.

b. Representation.

In accordance with the Board of Directors Regulation, if a Director cannot attend a meeting, he/she must try to grant a proxy, with voting instructions, to another Board member.

c. Quorum.

The Board is validly convened when at least half of its members are present or represented.

Unless a legal bylaw or provision states otherwise, the resolutions are adopted by absolute majority of those in attendance.

If there is a tie, the Chairman's vote shall decide.

d. Assessment of the Board of Directors.

In accordance with the Board of Directors Regulation, at least one of the meetings held each year must be dedicated to assessing the functioning and quality of the Board's work.

An external specialist firm assessed the Board's work in 2003. It performed a detailed analysis of the organisation and functioning of the Board of Directors and its Committees, comparing them with the recommendations and practices existing in the market, drafting questionnaires (which were individually completed by each Director) and analysing the content of each questionnaire individually.

As a result, in 2003 the Board's organisation and functioning were found to be highly satisfactory in terms of following the recommendations and applying best practices regarding corporate governance.

6. Directors' remuneration.

In the Board of Directors Regulation, Grupo Ferrovial undertakes to provide its shareholders and the market with detailed, itemised information about individual Directors' remuneration in the Company's Annual Report.

a. Establishment of Directors' remuneration.

In accordance with the Board Regulation, the Nomination and Remuneration Committee proposes the system and annual amount of Directors' remuneration to the Board of Directors.

The proposal is submitted for approval by the Board of Directors and, if necessary, by the Shareholders' Meeting.

b. Bylaws relating to remuneration.

Article 25 of the Company Bylaws regulates this matter, establishing that the members of the Board of Directors *"shall receive a total amount equivalent to 3% of consolidated earnings attributable to the Company in the year. The Board may decide not to appropriate its full share in any give year, in which case the Directors shall not accrue any rights on the part not appropriated. In any case, that share in Company earnings can only be allocated after compliance with the requirements established in article 130 of the Spanish Corporations Law.*

Within the limits of the preceding paragraph, remuneration formulae may be established comprising the delivery of shares or options on same or pegged to the value of the shares.

The Board of Directors shall determine the form and amount of the distribution among its members each year, which can be done individually based on the participation of each Director in the Board's tasks.

The remuneration envisaged in this article shall be compatible with, and independent of, salaries, other remuneration, indemnities, pensions, stock options or compensation of any type established generally or individually for members of the Board of Directors who perform executive functions, whatever the nature of their relationship with the company, whether employment (ordinary or special Senior Management contracts), mercantile or on a provision of services basis, which relationships shall be compatible with their status as members of the Board of Directors."

The Board of Directors Regulation also requires that any qualifications that may arise in the external auditor's report whose impact on the profit and loss account in the corresponding year is deemed to be significant should be considered, and envisages that the Board may establish objective criteria to determine the remuneration and require that part or all of it be used to buy Company shares.

c. Remuneration system in 2003.

Within the limits established by the Bylaws and the Board Regulation, in 2003 the Company approved a remuneration structure applicable to all the Directors, with the following items:

I. Meeting attendance fees.

Until 1 March 2003, the attendance fees applicable to each Director remained the same as in 2002, i.e. 3,500 euros gross for each Board of Directors meeting and 1,500 euros gross for any of its Committees.

Those amounts were changed, with effect from 1 March 2003, to 3,250 euros gross for attending a Board of Directors meeting, 2,000 euros gross for attending the Executive Committee meetings, and 1,500 euros gross for the Nomination and Remuneration Committee and Audit and Control Committee meetings.

II. Earnings-based variable remuneration.

This remuneration is quantified by adding or subtracting, to 43,000 euros, the percentage of that amount by which Grupo Ferrovial's consolidated net profit increased or decreased with respect to the previous year.

Consolidated earnings increased by 14.8% in 2003, excluding the extraordinary gains on the sale of 40% of Cintra.This figure is obtained from the consolidated earnings disclosed in the financial statements drafted by the Board of Directors on 27 February 2004, which will be submitted for approval by the Shareholders' Meeting.

Consequently, based on his/her period of service on the Board in 2003, and after the Shareholders' Meeting approves the 2003 consolidated results, each Director will receive up to 49,364 euros gross in 2003.

III. Other items.

The First Vice-Chairman receives an additional 150,000 euros per year.

The Chairman of the Audit and Control Committee and the Nomination and Remuneration Committee receive 6,000 euros each per year.

d. Payment system.

On 21 March 2003, the Shareholders' Meeting authorised the Board of Directors to establish the obligation of its members to allocate part or all of their remuneration to buying Company shares.

The rules established by the Board for this payment system, effective 1 April 2003, are as follows:

- Directors are obliged to keep those shares until they leave the Board. Exceptionally, a Director can transfer shares with express authorisation by the Board of Directors, following consultation with the Nomination and Remuneration Committee.

- The acquisitions will be made four times per year and will coincide with the first stock market day after the dates that the CNMV establishes each year as the deadlines for listed companies to release their periodic public information.

- The Company itself will process the share acquisitions on behalf of each Board member, who have granted the corresponding authorisation.

e. Board of Directors remuneration.

I. Bylaw mandated remuneration.

The Directors accrued an aggregate 1,327,000 euros gross in bylaw mandated remuneration, broken down as follows:

- Fees for attending Board of Directors, Executive Committee and Advisory Committee meetings: 622,000 euros.
- Variable remuneration based on the year's earnings: 543,000 euros.
- Other items including the remuneration established for the First Vice-Chairman of the Board of Directors and the Chairmen of the Advisory Committees: 162,000 euros.

The amounts accrued by each Director are as follows:

	Board, Executive Committee and Advisory Committee meeting fees	Earnings-based variable remuneration	Other items	Total
Rafael del Pino y Calvo-Sotelo	58,500	49,364		107,864
Santiago Bergareche Busquet	80,000	49,364	150,000	279,364
Jaime Carvajal Urquijo	67,750	49,364		117,114
Joaquín Ayuso García	60,500	49,364		109,864
Fernando del Pino y Calvo-Sotelo	60,500	49,364		109,864
Casa Grande de Cartagena S.L. [1]	33,750	37,023		70,773
Portman Baela SL	39,500	49,364		88,864
Juan Arena de la Mora	51,500	49,364	6,000	106,864
Santiago Eguidazu Mayor	57,500	49,364	6,000	112,864
Gabriele Burgio	39,000	49,364		88,364
José María Pérez Tremps	60,500	49,364		109,864
Profesa Investments BV [2]	13,250	12,341		25,591
TOTAL	**622,250**	**543,004**	**162,000**	**1,327,254**

The sum of the bylaw mandated remuneration of all the members of the Board of Directors accounts for 0.45% of profit attributed to the parent company, not including the items relating to the investment by the new minority shareholder at Cintra and pending the approval of the financial statements by the forthcoming Shareholders' Meeting.

II. Remuneration of executive Directors.

In addition to the remuneration received as Directors, the three executive Directors accrued the following remuneration in 2003:

- Salary in cash 1,332 thousands of euros
- Salary in kind 79 thousands of euros
- Incentives for meeting objectives 2,054 thousands of euros

III. Remuneration of members of governing bodies of other group, multi-group or associated undertakings.

The executive and external Directors of Grupo Ferrovial, S.A. who are also members of the governing bodies of other group, multi-group or associated undertaking received a combined total of 30,000 euros.

IV. Pensions and life insurance premiums.

In 2003, no amounts were paid in favour of former or current members of the Company's Board of Directors in connection with pensions.

The Company has arranged life insurance policies; in 2003, it paid 6,000 euros for policies to cover the executive Directors.

V. Advances and loans.

At December 2003, no advances or loans had been granted to the Directors. The Company, therefore, does not have any guarantee obligations.

f. Remuneration of Senior Management, including Board members with executive functions.

The Chairman of the Board of Directors, the CEO, the Director-Secretary[3], and the Senior Management of the Company who report directly to the Chairman or CEO accrued the following aggregate remuneration in 2003:

- Salary in cash 3,254,000 euros
- Salary in kind 133,000 euros
- Incentives for meeting objectives 3,529,000 euros
- Remuneration for members of governing bodies of other group, multi-group or associated undertakings (excluding executive Directors) 160,000 euros
- Insurance premiums 15,000 euros

A share-based remuneration system was established for the Company's Senior Management, including the members of the Board of Directors with executive functions. At 31 December 2003, executive Directors had been allotted the rights corresponding to 624,204 shares and the rest of Senior Management the rights corresponding to 673,534 shares, of which 10,000 related to assignments under the remuneration system established in 2001.

This system was established due to the resolutions adopted by the Shareholders' Meeting on 31 March 2000 and 30 March 2001. The maximum number of shares for the purposes of calculating the overall remuneration for executives authorised by the Shareholders' Meeting is 1,702,647, i.e. 1.213% of capital stock.

This system consists of granting the right to receive the amount by which the share price appreciates between the date the right was granted and the date it was exercised, which must be between three and six years after the date the right was granted. This right and the specific amount to be received is conditional upon attainment of a minimum rate of return on consolidated equity.

The Comisión Nacional del Mercado de Valores was duly informed of the approval of the system and the rights assigned to each beneficiary.

At 31 December 2003, based on this system no amount was paid to members of the Board of Directors with executive functions; 1,337,000 euros were paid to the other Senior Managers active at that date.

The remuneration is payable to the persons holding the following positions, in proportion to the period in which they held those positions in 2003.

[1] Was member of the Board of Directors for nine months in 2003.
[2] Was member of the Board of Directors for three months in 2003.

[3] The remuneration of the Chairman, CEO and Director-Secretary detailed below includes that already indicated in the Remuneration of executive Directors section.

- Chairman of the Board of Directors
- CEO
- Director-Secretary and General Secretary
- CFO
- General Manager of Human Resources
- General Manager of Construction
- General Manager of Infrastructure
- General Manager of Real Estate
- General Manager of Services
- General Manager of Telecommunications[4]
- External Relations and Communications Manager
- Audit Manager
- Quality and Environment Manager[5]

Two of the employment contracts with Senior Managers have guarantee clauses in the event of a dismissal. The first one is an advance notice of six months in the event of unilateral termination of contract for non-disciplinary reasons. The second one, in force for four years, guarantees fixed remuneration for one year in the event of cancellation of contract for unfair dismissal.

7. Board of Directors Regulation.

Grupo Ferrovial, S.A. implemented a Regulation governing the actions, organisation and functioning of its Board of Directors when it was floated on the stock exchange (May 1999).

On 25 July 2003, the Board of Directors approved a new Regulation, which includes the new features of Law 26/2003 (commonly known as the Transparency Law) and the numerous recommendations regarding corporate governance.

The Regulation is divided into nine chapters, regulating the purpose and scope of application; the functions of the Board; its quantitative and qualitative composition as well as its functioning; the appointment and removal of Directors; their access to Company information; and Directors' remuneration and duties.

The new Board of Directors Regulation of Grupo Ferrovial, S.A., which came into force on 1 October 2003, was notified to the Comisión Nacional del Mercado de Valores; it was filed with the Madrid Mercantile Register and was made available to shareholders, investors and the general public on the company web site (www.ferrovial.com) after it was approved and notified to the regulators.

The 2004 Shareholders' Meeting will be informed of the Regulation's approval and its main contents.

[4] This post ceased to exist in 2003.
[5] This post was created in 2003.

8. Other information about the Board of Directors.

a. Directors who represent or are related to significant shareholders or were nominated by them.

See the corresponding sections in the chapter on "The ownership structure".

b. Directors of the Company who belong to the Board of Directors of companies with significant holdings.

In accordance with the information provided to the Company, in 2003 María del Pino y Calvo-Sotelo, who represents the Director CASA GRANDE DE CARTAGENA, S.L., belonged to the Board of Directors of the latter.

c. Ferrovial Directors who are members of the Board of Directors of other listed companies.

In accordance with the information provided to the Company, in 2003 the following Directors were members of the Board of Directors of other companies listed on Spanish official stock exchanges other than Ferrovial group companies:

Rafael del Pino y Calvo-Sotelo

- Independent Director at Banesto.

Santiago Bergareche Busquet

- Non-executive Chairman of Dinamia, S.A.

Jaime Carvajal Urquijo

- Chairman of Parques Reunidos, S.A.

Juan Arena de la Mora

- Chairman of the Board of Directors of Bankinter, S.A.
- Independent Director at Telefónica, Publicidad e Información, S.A.

Gabriele Burgio:

- Chairman of NH Hoteles, S.A.
- Non-executive Chairman of Sotogrande, S.A.

At the date of this report, the Company had not received any information about other group company Directors belonging to Boards of Directors of companies listed in Spain.

In the case of Amey and Cespa (acquired in 2003), this information refers to year-end and only to the parent company of each group.

d. Directorships or management positions of Directors in other group companies.

At 31 December 2003, the following Directors of Grupo Ferrovial, S.A. held the following Directorships and executive positions at other group companies.

Directors	Position	Company
Rafael del Pino y Calvo-Sotelo, Chairman	Chairman	Ferrovial Aeropuertos S.A. Ferrovial Infraestructuras S.A. Cintra Concesiones de Infraestructuras de Transporte S.A
Santiago Bergareche Busquet, First Vice-Chairman	Director	Ferrovial Aeropuertos S.A. Ferrovial Infraestructuras S.A. Túneles de Artxanda S.A.
Joaquín Ayuso García, CEO	Chairman and CEO	Ferrovial-Agroman, S.A. Ferrovial Inmobiliaria S.A. Ferrovial Servicios S.A. Ferrovial Telecomunicaciones S.A.
	CEO	Ferrovial Aeropuertos S.A. Ferrovial Infraestructuras S.A.
	Director	Cintra Concesiones de Infraestructura de Transporte S.A. Build2Edifica S.A.
José María Pérez Tremps, Director and Secretary	Director	Amey UK Plc. Amey Plc Autopista del Sol S.A: (until November 2003 representing FERROVIAL INVERSIONES S.A.) Autopista Madrid Sur S.A. Europistas Concesionaria Española S.A. Ferrovial Aeropuertos S.A. Ferrovial Agromán S.A. Ferrovial Infraestructuras S.A. Ferrovial Inmobiliaria S.A. Ferrovial Inversiones S.A. Ferrovial Servicios S.A. Ferrovial Telecomunicaciones S.A. Habitaria S.A. Inversora de Autopistas del Sur S.L. Cintra Concesiones de Infraestructuras de Transporte de Chile Limitada

No member of the Board of Directors of Grupo Ferrovial has occupied a management post at any company belonging to its group of companies other than those stated within the Company itself and those listed in the above table.

e. Other significant information about the Board of Directors.

I. Stakes held by the Board in companies that perform an activity that is the same as, or similar or complementary to, that of the Company.

The Company was notified of the ownership of the following stakes in companies that perform an activity that is the same as, or similar or complementary to, that of the Company.

- Santiago Bergareche Busquet, Director and First Vice-Chairman, disclosed his ownership of insignificant stakes (under 0.01%) in the capital of two construction companies.

The Company did not receive any information regarding positions or offices other than those at Ferrovial companies.

The Company did not receive any information from Company Directors to the effect that they performed activities on their own account or for third parties that are the same as, or similar or complementary to, that of Ferrovial's corporate purpose.

II. Other information.

- In 2003, the Company was informed of the investment by Casa Grande de Cartagena, S.L. in an investment company promoted by Nmás I, whose Executive Chairman is the independent Director Mr. Eguidazu Mayor.

  This was notified to the Board of Directors which, in view of the nature of the brokerage services provided to the fund by Nmás I and the amount of fees that is likely to represent as a proportion of the revenues of this firm, concluded, after a report by the Nomination and Remuneration Committee, that the transaction did not alter the conditions of the Director's independence in accordance with the Regulation.

  The interested party, Santiago Eguidazu Mayor, abstained in the deliberations and vote on the matter.

- In 2003, the Company was also informed that Polán, S.A., which is controlled by the "family group" which, through Portman Baela, S.L. and Casa Grande de Cartagena, S.L., indirectly controls 58.308% of Grupo Ferrovial, S.A., acquired 5.218% of property company Grupo Inmocaral, S.A. in 2003.

  Polán, S.A. also notified the Company of its intention to request a seat on the Board of Directors of Grupo Inmocaral, S.A. At 2003 year-end, based on the Company's information, that appointment had not been made.

1. Related-party transactions

a. Rules

I. Transaction approval.

In accordance with the Board of Directors Regulation, all professional and commercial transactions with Grupo Ferrovial, S.A. or its subsidiaries require Board authorisation, based on a report by the Nomination and Remuneration Committee. In the case of ordinary transactions, the Board of Directors may approve the general lines of the transactions.

The following must comply with this system:

- Directors of Grupo Ferrovial, S.A.
- Controlling shareholders.
- Individuals who represent Directors that are legal persons.
- Senior Management.
- Other managers who the Board of Directors appoints individually.
- Persons related to the foregoing categories, as defined in the Regulation.

II. Conflicts of interest.

The Board of Directors Regulation establishes that, among other obligations, Directors must strive to avoid situations that might involve a conflict of interest and must provide the Board Secretary with due advance notice of any such situations.

In any case, Directors must not attend or intervene in the debates on matters in which they have a personal interest.

In particular, the Regulation also states that proprietary Directors must inform the Company of any situations that may involve a conflict of interest between the shareholders who proposed their appointment and Ferrovial. In these cases, they must not participate in adopting the corresponding resolutions.

b. Transactions with significant shareholders.

At 31 December 2003, transactions between the Company and significant shareholders amounted to:

Services provided by Ferrovial companies.

- Amount: 617,000 euros.
- Description: facility management.

Services received by Ferrovial companies.

- Amount: 41,000 euros.
- Description: lease of vehicles for use by Company management.

c. Transactions with Directors of Grupo Ferrovial, S.A.

In 2003, transactions with Directors of the Company (excluding Casa Grande de Cartagena, S.L. and Portman Baela, S.A., for which the data are disclosed in the preceding section because of their relationship with the Company's controlling shareholders) and with companies occupying an executive position amounted to:

Services provided by Ferrovial companies:

- Amount: 781,000 euros.
- Description: facility management; acquisition of homes; construction work.

Services received by Ferrovial companies:

- NH Hoteles: 75,000 euros.
- Description: hospitality services.
- Bankinter:
  - Financial services provided by Ferrovial: 76,000 euros (fees).
  - Credit facility or loan: 13 million euros (undrawn).
  - Mortgage limit: 18 million euros (drawn: 16,750,000 euros).
  - Bank guarantee lines: 66,900,000 euros (drawn: 22,700,000 euros).
  - Confirming facilities: 50 million euros (undrawn).
  - Other financial products and investments: 31,500,000 euros.

d. Transactions with Senior Management of Grupo Ferrovial, S.A.

At 31 December 2003:

Services provided by Ferrovial:

- Amount: 2,000 euros.
  Description: facility management.
- Collected: 222,000 euros.
  Description: acquisition of homes.

Services received by Ferrovial:

- Amount: 22,000 euros.

e. Transactions with Directors and managers of the group of companies.

At 31 December 2003:

Services provided by Ferrovial:

- Amount: 561,000 euros.
  Description: acquisition of homes.

Loans granted by Ferrovial:

- Amount: 1,461,000 euros.

This calculation refers to 89 Directors appointed by Ferrovial in the companies belonging to its group and 51 executives.

The data for Amey and Cespa, which were acquired in 2003, refer only to the period after acquisition and only to the respective parent companies of their groups.

2. Significant intragroup transactions.

In 2003, there were no significant transactions between Ferrovial companies: significant transactions are defined as those not eliminated in consolidation and that do not form part of the Company's normal operations with regard to their purpose and conditions.

D. RISK CONTROL SYSTEMS

1. Risks covered by the control systems.

The risks that are more specific to the activities performed by the companies belonging to the group are as follows:

- Liability for damage to third parties or for deficiencies or delays in executing work or providing services.
- Environmental damage as a result of work execution, waste management or provision of services.
- Damage at construction sites, especially in infrastructures, due to natural catastrophes.
- Financial risks due to non-payment or default by customers or to changes in exchange rates relating to international activities.

There are also other less specific risks such as occupational hazards or damage to group-owned goods or assets.

2. Risk control systems.

a. Control systems.

Ferrovial's control systems, which are integrated into, and have been developed in, each business area and the corporate spheres, are considered to be appropriate for the Company's risk profile. They can be grouped as follows:

1. Management systems.

- Product and service quality assurance plans and systems

This involves implementing Quality Assurance Plans in the Construction division and ISO 9001-compliant management systems (audited and certified) in Ferrovial's other divisions.

These Assurance Plans and Management Systems include advance planning of production processes, systematic monitoring of compliance, and the relevant process for checking the final quality.

- Environmental risk control system

The most significant actions were as follows:

- In addition to those envisaged in the environmental legislation, Ferrovial carries out its own environmental assessments based on an objective evaluation system, validated by King Juan Carlos University (Madrid), which includes systematic procedures for monitoring and assessing compliance with the environmental legislation.
- In the Construction division, Ferrovial implemented an Environmental Performance Index (EPI), validated by UNESCO and King Juan Carlos University, which will be used as the basis for a specific index for the Services division.
- Most of the environmental management systems implemented in Ferrovial's activities are ISO 14001-compliant and have been audited and certified.

- Other preventive measures

a. Occupational safety

- Health and safety plans (obligatory in construction) include planning of risk-related processes and safety measures.
- Obligatory implementation of occupational safety systems audited by external firms.
- Training for employees of both Ferrovial and subcontractors.

b. Financial risks

- Exchange rate changes:
  - Local currency financing and exchange rate hedging on infrastructure projects.
  - Centralised management through the Finance Department based on non-speculative criteria.
- Non-payment or default:
  - Individual negotiation and centralisation of signature of work contracts.
  - Inclusion of a payment guarantee clause in work contracts and exhaustive monitoring through the finance and legal departments.
  - Use of withholdings and other guarantee mechanisms for liabilities that may arise from subcontracts.

II. Risk coverage systems.

- **Insurance.** Grupo Ferrovial policy is to have ample coverage, through insurance policies, of potential risks. It has an on-going policy to periodically review contractual conditions in terms of coverage, exclusions, indemnity caps and other items.

b. Internal supervision procedure.

Risks are identified and control measures are established in all the corporate and business spheres though the following system:



PRIOR IDENTIFICATION
Probability
Impact
ESTIMATION OF EACH RISK
RISK PROFILE
PRIORITISE RISKS
MANAGEMENT CRITERIA
Alarm thresholds
INDICATOR SYSTEMS
Cost-benefit
Technical viability
ACTION PRIORITIES
IMPLEMENTATION
MONITORING
UPDATED RISK PROFILE
MONITORING CONTINGENCIES

The procedure is based on international risk management standards (IRM, AIMC, ALARM 2002 and CAN/CSA-Q850-97).

Each business has a specific unit that monitors and controls risks and the overall group has legal, financial, quality and environmental risk units.

A Quality and Environmental Department was created in 2003 that is directly accountable to the group CEO; its powers include most of those related to coordinating and monitoring the aforementioned risks in the group of companies. The Audit Department performs on-going work focusing mainly on identifying risk situations and assessing risk management.

In accordance with the Board of Directors Regulation, the Audit and Control Committee's powers include periodically analysing and assessing the businesses' main risks and the systems established for their management and control; this power was exercised during the year.

E. FUNCTIONING OF SHAREHOLDERS' MEETINGS

1. Convening Shareholders' Meetings and adopting resolutions.

a. Convening Shareholders' Meetings.

In accordance with the Bylaws and the Draft Shareholders' Meeting Regulation, Shareholders' Meetings are validly convened, at first call, when the shareholders present or represented by proxy own at least 25% of the subscribed capital with voting rights and, at second call, regardless of the percentage of capital in attendance.

In order for the ordinary or extraordinary Shareholders' Meeting to validly resolve on bond issues, capital increases or decreases, changes of corporate form, mergers, spin-offs, dissolution and liquidation and, generally, any amendments to the Bylaws, the shareholders present or represented at first call must own at least 50% of the subscribed voting capital or, at second call, at least 25%, although if the shareholders in attendance represent less than 50% of the subscribed voting capital, the resolutions referred to in this paragraph may only be validly adopted with the favourable vote of two-thirds of the capital present or represented at the Meeting.

These provisions reproduce the requirements of the Spanish Corporations Law.

b. Adopting resolutions.

There were no changes in the legal system for adopting resolutions; in accordance with the Bylaws and the Draft Shareholders' Meeting Regulation, resolutions are adopted by a majority, unless the law states otherwise.

2. Shareholders' Meeting Regulation. Rights and attendance of shareholders at Shareholders' Meetings.

The Company's Board of Directors will submit a Shareholders' Meeting Regulation for approval by the Shareholders' Meeting in 2004.

The Draft Shareholders' Meeting Regulation regulates items such as the convening, preparation and transaction of the Shareholders' Meeting and the rights attributed to the shareholders on the occasion of the Meeting.

If approved, the Regulation will be applicable to the Shareholders' Meeting following the Ordinary Meeting to be held in 2004 and will be posted on the Company's web site.

The Draft Shareholders' Meeting Regulation contains the rights corresponding to shareholders on the occasion of the Shareholders' Meeting and the measures that the Company has adopted to encourage their participation. The most significant items are as follows:

Announcement of Meetings

- As soon as the likely date of the Meeting is known, the Board may post it on the Company's web site or disseminate it by any other means it sees fit.
- The Board will consider the possibility of announcing the Meeting through a large number of corporate communications media.

Drafting of agendas

- The Board may consider suggestions or proposals made in writing by shareholders and bearing relation to the Company's activities or interests which it deems of interest for the Meeting.

Right to be informed

- The Company will post on its web site the text of all the resolutions proposed in the Agenda, with an explanation of the reasons for each one.
- The Company will post on its web site the replies given to shareholders in response to the questions they raise.

Attendance of external auditors

- The external auditors must attend the Shareholders' Meeting.

Audit and Control Committee participation

- The Chairman of the Audit and Control Committee must participate in Ordinary Shareholders' Meetings.

Public solicitations of proxies

- When the Company's Directors, securities depositories or book-entry registries request proxies for themselves or for another party and, in general, provided that the request is made publicly, the provisions of the Spanish Corporations Law and the implementing regulation are applicable.
- Members of the governing body who obtain proxies by public solicitation cannot exercise the voting right corresponding to the proxies with respect to the items on the Agenda in which they are in a conflict of interest and, in any case, in the cases established by law.

Shareholder participation

- In accordance with the Board of Directors Regulation, one of the Board's functions is to encourage shareholder participation and adopt all appropriate measures to enable the Shareholders' Meeting to effectively perform its functions. The Board must strive to ensure that shareholders have all the necessary information so as to form an accurate opinion about the Company's performance.
- During the round of questions at the Shareholders' Meeting, in addition to taking the floor, shareholders may verbally request any information or clarification they see fit about the items on the Agenda.

3. Shareholders' Meetings in 2003.

In 2003, the Board of Directors convened one Shareholders' Meeting, which was held on 31 March 2003.

a. Attendance.

The 2003 Shareholders' Meeting was attended by 69.7% of share capital: 59.5% present and 10.2% by proxy.

b. Summary of the adopted resolutions.

All the proposals submitted by the Board of Directors to the Shareholders' Meeting on 31 March 2003 were approved. The main contents of the adopted resolutions and the percentage of ayes are as follows:

Item one on the Agenda: Approval of the financial statements — balance sheet, income statement and notes to financial statements — and the management report of the company, both drafted by the Board of Directors, for the year ended 31 December 2002.

The resolution was approved by 96.25% of quorum, with 0.67% abstention.

Item two: Approval of the consolidated financial statements —balance sheet, income statement and notes to financial statements— and management report, both drafted by the Board of Directors, for the year ended 31 December 2002.

The resolution was approved by 96.25% of quorum, with 0.67% abstention.

Item three: Approval of the distribution of 2002 income (364,456,450 euros), to legal and voluntary reserves and the dividend.

The resolution was approved by 96.92% of quorum.

Item four: Approval of the conduct of business by the Board of Directors in 2002.

The resolution was approved by 96.59% of quorum, with 0.1% nays and 0.24% abstention.

Item five: Ratification of Gabriele Burgio as Director; re-election of Rafael del Pino y Calvo-Sotelo, José María Pérez Tremps, Santiago Eguidazu Mayor, Juan Arena de la Mora and Portman Baela, S.L. as Directors; and appointment of Casa Grande De Cartagena, S.L., replacing Profesa Investments, B.V.

The resolution was approved by 96.92% of quorum, with nays from 1,062 shares.

Item six: Appointment of PriceWaterhouseCoopers Auditores, S.L. as auditors for the Company and consolidated group for a period of three years.

The resolution was approved by 96.64% of quorum, with 0.29% nays.

Item seven: Amendment to the Bylaws in order to regulate the Audit and Control Committee, which already existed in Grupo Ferrovial, with the consequent amendment to, and renumbering of, the Bylaws.

The resolution was approved by 96.64% of quorum, with 0.29% nays and abstention of 100 shares.

Item eight:

1. Revocation, with effect from 1 January 2003, of the resolution regarding the application to part of the Directors' remuneration of a system pegged to the share price, which was approved by the Shareholders' Meeting on 22 March 2002.

2. Authorisation to the Company's Board of Directors to establish the obligation that its members use part or all of the established remuneration items to acquire company shares, to be done in the market at pre-set dates and in such conditions as may be determined by the Board of Directors.

The resolution was approved by 96.57% of quorum, with 0.29% nays and 0.07% abstention.

Item nine: Authorisation to the Board of Directors to acquire shares of the Company on the market, either directly or via dependent companies, subject to specific limits and requirements.

The resolution was approved by 96.91% of quorum, with 0.01% abstention.

Item ten: Delegation of powers to convert the resolutions into a public instrument and deposit the financial statements.

The resolution was approved by 96.92% of quorum, with abstention of 100 shares.

4. Dissemination of information about the Company.

a. Fair, symmetrical dissemination.

In accordance with its Regulation, the Board of Directors must adopt the necessary measures so that the information about the Company is made known to the shareholders and the general investment community, using the most efficient means available so that the information is transmitted equally, immediately and without hindrance to the recipients.

One of the Board's functions is to establish appropriate regular information exchange mechanisms with institutional investors which, in accordance with the Board Regulation, must not have access to information that might place them in a privileged situation or give them an advantage over other shareholders.

b. Corporate governance.

The corporate web site (www.ferrovial.com) has a "Corporate governance" section which provides more information. This section can be accessed via the home page.

F. DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

As stated in the Introduction of this Annual Report, since the Company's listing, it has strived to disseminate information about corporate governance to the market and its shareholders, initially about compliance with the recommendations of the Olivencia Code and in 2002 regarding compliance with the Aldama Report.

In accordance with the Board of Directors Regulation, the Secretary is in charge of verifying the Company's compliance with the corporate governance regulations and of interpreting them, as well as analysing corporate governance recommendations with a view to their possible inclusion in the Company's internal regulations.

The Audit and Control Committee also monitors compliance with corporate governance regulations and proposes any necessary improvements.

Grupo Ferrovial has included the following corporate governance recommendations, proposed by the Aldama Report, in its internal regulations (the Board of Directors Regulation, the Internal Code of Conduct and other regulations):

Composition of Board of Directors:

- Definition of the various types of Directors.
- Inclusion of the incompatibilities of external Directors with regard to commercial or professional relations with the Company.
- Definition of independent Directors and the requirements for being appointed as such.
- Regulation of external Directors not classified as proprietary or independent Directors.
- Provision that proprietary and independent Directors cannot be removed.
- Inclusion of a significant proportion of independent Directors in the Board of Directors.

Directors' duties:

- Inclusion, in the internal regulation, of a procedure for the Shareholders' Meeting or the Board to exempt Directors from certain duties.
- Extension of the duty of loyalty to include controlling shareholders and senior executives.
- Regulation of conflicts of interest between the shareholder who proposes a proprietary Director and the Company.
- Directors' right to contact Senior Management, for the purposes of information, and to be assisted by external professionals and obtain information from the Secretary (among others) to perform their functions.
- Directors' obligation to notify the Company of share acquisitions or sales within 48 hours.
- Prohibition on holding executive positions in competing companies.
- Directors' duty to inform the Company of claims against them.

Board functions:

- Obligation of the Board to analyse Ferrovial's budget and strategic guidelines and to monitor the Company's financial statements, at least every quarter, and supervise periodic public reporting.
- Presentation of a triple balance sheet: economic, social and environmental.
- Obligation of the Chairman, CEO and CFO to certify the correctness and completeness of the content of the financial statements.
- Obligation of Board to draft the accounts clearly and accurately.
- Obligation of the Board to ensure that shareholders have all the information so that they can make an informed opinion about the Company's performance.

Board Committees:

- Obligation of the Audit and Control Committee to issue an Annual Report about its activities.
- Establishment of measures to check that Ferrovial does not hire, as employees or senior managers, persons who have covered the Company at a rating agency in the two years after leaving such agency.
- Empowerment to the Audit and Control Committee to appoint or replace the internal audit manager.
- Empowerment to the Audit and Control Committee to inform the Board regarding changes in accounting criteria.

Board remuneration:

- Consideration of any qualifications in the external auditors' report that have a significant impact on the corresponding year's profit and loss account when determining Directors' remuneration based on Company earnings.
- Itemised disclosure of individual Directors' remuneration.

Other measures were also adopted to promote transparency and corporate governance:

- Extension of the Audit and Control Committee's powers to propose to the Board, for submission to the Shareholders' Meeting, the appointment of the external auditors of the Company and its consolidated group.
- Implementation of a procedure for the Audit and Control Committee to assess the external auditor's competitiveness.
- Empowerment to the Audit and Control Committee to monitor internal audits, check the internal audit plan and, where appropriate, establish measures so that internal audit units can report irregularities and non-compliance, as set out in the Board Regulation.
- Prohibition of Directors from being Directors or executives of a competing company.
- Prohibition of Directors from providing representation or consultancy services to competing companies unless they obtain authorisation from the Board based on a report by the Nomination and Remuneration Committee.
- Prohibition of Directors from providing services of special importance to, and from being a Director of, a competing company within the two years after they cease to be members of the Board, unless exempted.

- Obligation of Directors to inform the Company of other Directorships or Senior Management positions that they hold at other companies which are not competitors.

- Extension of Directors' duties, as well as those of Senior Management and controlling shareholders, to individuals representing Directors which are legal entities and other managers individually appointed by the Board.

Certain recommendations have not been included in the internal corporate governance regulation for the following reasons:

- *Submission of some business decisions to the Shareholders' Meeting.* It was considered appropriate not to introduce changes in the allocation of responsibilities between the Board and the Shareholders' Meeting. It was also considered very appropriate to ensure that the Company has, at all times, the ability to make decisions rapidly, which is sometimes incompatible with complying with the deadlines in convening a Shareholders' Meeting.

  In any case, Ferrovial maintains and will maintain complete transparency with shareholders regarding significant transactions and projects, and not only through the Shareholders' Meeting.

- *Convening of the Shareholders' Meeting with more advance notice than required by law.* The Company's objective is to hold the Ordinary Shareholders' Meeting as early as possible so that it can transmit its previous year's earnings to the market promptly and be ready to dedicate its resources to managing the current year as soon as possible. It is considered that this is a priority from the standpoint of efficiency and value creation, but that it is not always compatible with the commitment to establish periods longer than those legally established for holding the Shareholders' Meeting.

  Nevertheless, the Company has undertaken to unofficially disseminate the date planned for the Shareholders' Meeting before officially convening it, and to increase the period as much as possible between the notice and the Meeting itself, provided that the purpose is maintained of holding it as soon as possible after the previous year's close.

- *Possibility of shareholders proposing items on the Agenda and proposing alternative resolutions.* Giving regulatory force to these initiatives is not considered to be fully compatible with the need for on-going information beforehand necessary for shareholders to exercise their rights.

  In any case, the Shareholders' Meeting Regulation expressly states that the Board may consider the suggestions and proposals made in writing by shareholders, provided that they bear relation to the Company's activities and that the Board believes them to be in the Company's interest.

- *Definition and dissemination of the policy for institutional investor participation.* Ferrovial considers that these obligations should not be regulated specifically by issuers because they would lead to a disparity of conditions with respect to institutional investors.

- *Standardisation of attendance cards.* This decision was taken for practical reasons since the Company currently has few possibilities of participating in the process of issuing attendance cards. It is Iberclear and its members which manage securities clearing and settlement and, therefore, know the identity of the shareholders.

- *Creation of a Strategy and Investment Committee.* As the Board of Directors has an Executive Committee, Ferrovial believes that it is not necessary to create another committee specialising in this matter since those functions are correctly performed by the Executive Committee.

- *Rules governing protection measures in the event of dismissal or changes in control.* Adoption of any such measures in favour of Senior Management requires a prior report by the Nomination and Remuneration Committee. In accordance with the Board Regulation, one of the Board's functions is to approve the remuneration policy and the remuneration for Senior Management. The need for a resolution for approval by the Shareholders' Meeting was not considered to be necessary. Apart from that, the Company undertakes to inform the market on those matters. The section on Senior Management remuneration in this report refers to two guarantee clauses covering non-disciplinary dismissals.

- *Book provisions in the balance sheet for excess indemnities envisaged in protection clauses.* Ferrovial does not consider it necessary to implement a special, specific imperative regulation for provisions.

  Ferrovial believes that its provision accounting correctly and completely reflects the net worth situation in all respects.





CORPORATE SOCIAL RESPONSIBILITY



Herederos Marqués de Riscal hot

STRATEGY

Business is one of the key players in society, and stakeholders are starting to demand that social and environmental considerations be included in the day-to-day management of companies, alongside traditional economic interests.

The inclusion of social responsibility policies in business management is becoming more and more important internationally and it is a key competitive factor for companies since environmental and social performance is increasingly influential in decisions regarding large investments.

Ferrovial understands that social responsibility should go hand in hand with such issues as continued profitable growth, leadership, good practices in corporate governance, ethics, transparency, reducing the environmental impact of our actions, quality, innovation and the search for excellence, continuous training, safety, fighting discrimination, job creation, collaboration with underprivileged groups, equal opportunities and accessibility.

Because of the geographical areas where Ferrovial operates (the OECD countries), the group's social responsibility strategy focuses more on improving relations with its various stakeholders (based on ethics, good practices, transparency, innovation, safety, job creation and training, environmentally responsible actions, social development, etc.) than on eradicating unsound practices in the field of human rights and industrial relations, which have presumably been overcome in those countries.

For the third consecutive year, Ferrovial's Annual Report includes information relating to corporate social responsibility. The decision not to publish a separate sustainability report was based on a reporting strategy which defends the inclusion of policies, actions and progress regarding the environment and social development in the Company's overall strategy. Consequently, Ferrovial combines a commitment to responsible sustainable development in the financial area—the more traditional aspects of business—with more recent social and environmental commitments. This strategy is supported by the recommendations of the Global Reporting Initiative (GRI), a globally accepted sustainability reporting model on whose criteria and indicators the content of Ferrovial's Annual Report is based.

The commitment made by the Company and its personnel needs to be maintained with new proposals. In 2002, Ferrovial created a Sustainability Committee to define these lines of action, evaluate proposals, monitor actions, and ensure the continuous improvement of its policy in this field so as to contribute to development.

The Sustainability Committee has representatives from Ferrovial's various corporate and business areas (three of its members report directly to the CEO). The Committee meets on a bimonthly basis, and its most noteworthy activities in 2003 included the following:

- the "5 decades, 5 projects" initiative: donation of 500,000 euros to social development projects (see Ferrovial and the Community) and development of the internal communication strategy regarding this initiative;
- analysis of stakeholder expectations with a view to prioritising actions and redefining the group's sustainability strategy;
- familiarisation with stakeholders: encounters with NGOs and institutions;
- development of a Code of Conduct for personnel, to be released shortly;
- Sustainability Indexes: analysis of information;
- promotion of an environmental plan for our offices.

COMMITMENTS

HUMAN RIGHTS, LABOUR AND THE ENVIRONMENT: THE GLOBAL COMPACT

In 2002, Ferrovial became a member of The Global Compact, an initiative which is committed to promoting and respecting nine universal principles in the fields of human rights, labour and the environment.

The Global Compact brings together companies, UN organisations, workers' associations, non-governmental organisations and other institutions to promote collaboration and create a more equitable climate in order to contribute to the adoption of shared values and principles that give the global market a "human face".

Principles of The Global Compact:

- Human Rights: support and respect the protection of international human rights within their sphere of influence; and ensure there is no complicity in human rights abuses.
- Labour: freedom of association and the effective recognition of the right to collective bargaining; the elimination of all forms of forced and compulsory labour; the effective abolition of child labour; and the elimination of discrimination in respect of employment and occupation.
- Environment: support a precautionary approach to environmental challenges; undertake initiatives to promote greater environmental responsibility; and encourage the development and diffusion of environmentally friendly technologies.

FOSTERING SOCIAL RESPONSIBILITY

In 2002, Ferrovial became a member of the Board of Trustees of Fundación Empresa y Sociedad; as such, Ferrovial is committed to improving its community action strategy and practices, communicating adequately its community actions, and supporting the foundation's activities to promote community actions by companies.

In 2003, Ferrovial signed the Protocol of Intent to implement the first "Family-friendly Firm Certificate", promoted by the Spanish Ministry of Employment and Social Affairs and the Fundación + Familia.



Ferrovial maintains an alliance with the Fundación Lealtad, whose objectives include promoting actions with organisations that form part of its Transparency Guide, and disseminating the Transparency Principles and Good Practices drawn up by the foundation.

SOCIALLY RESPONSIBLE INVESTMENT

In 2003, Ferrovial was again included in the Dow Jones Sustainability Indexes, one of the world's leading sustainability benchmarks. For the second consecutive year, it was the only Spanish construction group selected to form part of the indexes.

As in 2002, Ferrovial obtained the highest economic, social and environmental weightings in the construction sector worldwide.

Ferrovial's weightings in the various dimensions



Total
0%
50%
100%
Environmental Dimension
0%
50%
100%
Member of Dow Jones Sustainability Indexes
Economic Dimension
0%
50%
100%
Social Dimension
0%
50%
100%
Worldwide construction sector average
FERROVIAL
World's best companies

Source: Dow Jones Index

The indexes, which are developed by Dow Jones, STOXX Limited and SAM Group and reviewed annually, are intended to meet international markets' demand for information on companies' long-term capacity to operate responsibly in accordance with economic, environmental and social requirements.

Ferrovial also forms part of other social responsibility indexes: Ethibel, ASPI Eurozone® and The Corporate Governance Authority.

THE ENVIRONMENT

Ferrovial's environmental policy is underpinned by respect for the environment as a vital component of its activities. This commitment initiated in 1997, when Ferrovial became the world's first construction company to implement a certified standards-compliant environmental management system. In 2003, the areas with certified standards-compliant environmental management systems accounted for 74% of company revenues.

CONSTRUCTION

ENVIRONMENTAL PERFORMANCE

Through on-site assessment based on a system of indicators validated by an independent team from King Juan Carlos University (Madrid), Ferrovial's environmental management system provides objective quantitative information about its environmental performance.

PARETO ANALYSIS OF THE ENVIRONMENTAL IMPACT OF FERROVIAL'S CONSTRUCTION ACTIVITY IN 2003


50
40
30
20
10
0
100%
80%
60%
40%
20%
0%
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23
1. Pollution by inert waste
2. Pollution by industrial waste
3. Impact on public roads
4. Pollution by municipal waste
5. Alteration of sound levels
6. Atmospheric pollution (particles)
7. Occupation of public roads
8. Direct impact on plant cover
9. Overflow of sewage network
10. Alteration of water quality
11. Direct impact on soil
12. Impact on river banks
13. Alteration of river systems
14. Increase in water turbidity
15. Occupation of farm/forest land
16. Impact on historical and artistic heritage
17. Atmospheric pollution (HC)
18. Water consumption
19. Soil compacting
20. Impact on livestock routes
21. Pollution due to surplus soil from excavation
22. Impact on wetlands
23. Alteration of fauna types

The weighted value is calculated based on the "intensity", "extent" and "persistence" variables as well as the frequency of each impact detected at the production centres. The evaluation procedure is validated by King Juan Carlos University in Madrid, supported institutionally by the UNESCO Chair in Environment.

A comparative analysis of the environmental impacts shows that inert waste is the most significant item. The increase in relative weighting compared to 2002 is due partly to a larger number of building projects since the volume of construction and demolition waste is closely related to construction.

Some of the major environmental impacts (on plant cover, water quality, river banks and margins and soil) have been reduced to the extent that they are no longer classified as the most significant. This improvement is due mainly to more effective environmental and surveillance measures developed by each production line and supported by central services.

ENVIRONMENTAL IMPACTS OF CONSTRUCTION ACTIVITIES


50
40
30
20
10
0
'00
'01
'02
'03
Pollution by inert waste
Pollution by industrial waste
Impact on public roads
Pollution by municipal waste
Alteration of sound levels
Atmospheric pollution (particles)
Occupation of public roads
Direct impact on plant cover

Note: The scale of the impact of industrial waste declined in 2003. The scale of the impact of other factors also continued to decline, for example the impact on plant cover and the alteration of sound levels. However, the relative impact of inert waste increased, as did other factors such as the impact on public roads and pollution by municipal waste.

ENVIRONMENTAL PERFORMANCE INDEX

The Environmental Performance Index (EPI) has become a fundamental environmental management tool since it provides reliable quantitative information about the environmental performance of the construction business.

The EPI algorithm was validated by King Juan Carlos University and is supported institutionally by the UNESCO Chair in Environment. This index integrates and synthesizes the information generated by the environmental management system and includes, among other variables, the following:

- environmental performance at the production centres (by monitoring their environmental impacts);

- establishment of environmental objectives and measurement of their performance over time;
- compliance with the applicable legislation and the amount of any penalties imposed in the context of the environment.

Our web site, www.ferrovial.com, displays our EPI performance.



250
200
150
100
50
0
POOR
IMPROVABLE
ACCEPTABLE
GOOD
EXCELLENT
jan 00
may 00
sep 00
jan 01
may 01
nov 01
mar 02
jul 02
nov 02
mar 03
jul 03
nov 03

Endorsed by:

Universidad Rey Juan Carlos

Recognised by:

Fundación Alfonso Martín Escudero

Note: The index's validation date (October 2001) coincides with a period in which its value increased; this does not mean poorer environmental performance but the entry into force of a new algorithm and a much more demanding system of indicators, as required by King Juan Carlos University as a pre-condition for the validation of the EPI. We are currently working with the bodies responsible for the validation to improve the index's communication system so that it will not mislead in the future.

The index showed a positive trend at 2002 year-end, which was confirmed throughout 2003. That trend is due to the progress towards the environmental objectives at the production centres the significant increase in the number of centres with environmental objectives and the stabilisation in the number of penalty proceedings of an environmental nature.

REDUCTION IN VOLUME OF LANDFILLS (m³)



484,500
'97
657,100
'98
1,802,199
'99
2,368,384
'00
5,276,970
'01
6,719,389
'02
7,043,191
'03

RE-USE OF TOPSOIL IN RESTORATION WORK (m³)



7,900
'97
27,900
'98
223,543
'99
287,838
'00
985,065
'01
1,137,689
'02
1,415,010
'03

Performance of principal environmental objectives in construction

RE-USE OF OTHER RUBBLE IN BUILDING WORK (m³)



1,100
'97
4,172
'98
56,890
'99
57,048
'00
68,272
'01
128,518
'02
75,344
'03

RE-USE OF WOOD IN BUILDING WORK (m³)



'03
2,931
'02
4,608
'01
1,946
'00
1,114
'99
369
'98
161
'97
646

NUMBER OF WORKS WITH ENVIRONMENTAL OBJECTIVES



20.75%
'99
21.61%
'00
35.77%
'01
51.17%
'02
56.47%
'03

ENVIRONMENTAL RESTORATION

To minimise the environmental impacts of major transport infrastructure projects, nearly all current infrastructure projects include actions to restore the environment. In 2003, Ferrovial restored 641 km (on a linear basis) and replanted 1,218 hectares (equivalent to over 1,600 football stadiums), including plantations, seeding, spray seeding and other bioengineering measures.

Noteworthy measures were implemented in work on the R-4 toll road (Madrid) in the El Regajal Nature Reserve and the chalk bluffs over the river Tagus, as well as plans to protect the lesser kestrel *(Falco naumanni)*.

SUPPLIER MANAGEMENT

Controls are performed on suppliers before contracting (prior assessment of the supplier's environmental track record, implementation of environmental management systems, product ecolabelling, etc.), during contracting and at the production centre (suppliers are subject to Ferrovial's environmental management system). Ferrovial keeps records of each supplier's environmental performance, on the basis of which it is decided whether the supplier is approved by Ferrovial.

Suppliers with environmental certification (Construction and Services)



Total suppliers
Total assessments
Certified in the year
6500
5500
4500
3500
2500
1500
500
-500
'00
'01
'02
'03

SERVICES

Following the acquisition of Cespa, its subsidiary Ecocat and UK company Amey, the changes to the business profile of the Services division have significantly impacted Ferrovial's environmental performance; this will result in the implementation in 2004 of new management systems and an organisation that is in line with new requirements.

MUNICIPAL SERVICES AND WASTE MANAGEMENT

Ferrovial serves more than 600 municipalities in Spain, processes around 7,200,000 tonnes of waste, operates more than 70 treatment plants and maintains around 27,200,000 m^2 of green spaces and 150 km of coastline.

URBAN WASTE MANAGEMENT – PRODUCTION INDICATORS

ACTIVITY	INDICATOR	CESPA Spain 2003	Portugal	CESPA Spain 2002
CONTROLLED LANDFILLS	Number of open landfill sites	25 + 1 hazardous	5	24
	Tonnes of household waste received	1,887,000		1,232,407
	Tonnes of non-hazardous waste received	1,433,000	387,000	1,985,851
	Tonnes of inert waste received	2,674,900		2,552,992
	Total volume dumped in the year (m^3)	5,994,900	387,000	4,914,525
SORTING	Number of sorting plants	12	2	11
	Tonnes received at sorting plants	337,246	13,468	N/A
TRANSFER	Transfer centres for non-hazardous waste	11	7	11
	Tonnes of non-hazardous waste received	679,311		N/A
COMPOSTING	Number of composting plants	10 (2 under construction)	N/A	8
	Total tonnes of waste received	115,420	N/A	N/A
	Tonnes of compost produced	30,489	N/A	18,215
HOSPITAL WASTE	Hospital waste treatment centres	7 Treatment 2 CRT	N/A	9
	Tonnes of hospital waste received	7,208	N/A	6,750

Ecocat is Spain's leading company in the collection, management and treatment of hazardous industrial waste, and it also provides land and groundwater decontamination services.

ACTIVITY	INDICATOR	Ecocat 2003	Ecocat 2002
HAZARDOUS WASTE	Number of open landfill sites for hazardous waste	1	1
	Number of centres for hazardous waste[1]	9	9
	Total tonnes of hazardous waste managed	348,542	268,539

[1] Includes centres dealing with the treatment, pre-treatment and transfer of hazardous waste.

MAINTENANCE AND COMPREHENSIVE UPKEEP

In 2003, the Services division carried out treatment of 458 hectares of forest, including maintenance of 90,000 trees, planting of 190,000 saplings and the conservation of 100 hectares of riverside.

In the road infrastructure management and sign manufacture market, Grupisa produced more than 4 million kilograms of paint for road marking, 50,400 traffic signs, 15,300m2 of billboards and 1,300 urban signs.

All business areas have certified ISO 14001-compliant environmental management systems.

ENVIRONMENTAL PERFORMANCE

Urban services and waste management

Cespa has been implementing innovative environmental systems for a number of years, significantly reducing the environmental impact of its activity and enabling it to maintain its leading technological position in the sector.

The entire urban services business currently uses an ISO 14001-compliant environmental management system.

CESPA ENVIRONMENTAL INDICATORS

ACTIVITY	ASPECT	INDICATOR	Unit	CESPA Spain 2003	Portugal 2003	CESPA Spain 2002
CONTROLLED DEPOSITS	ATMOSPHERIC EMISSIONS	Landfill sites with biogas recovery (flare or energy production)	site	11 42% of total	1	8 31% of total
		Landfill sites producing electricity from biogas	site	4 15% of total	0	3 12% of total
		Landfill sites producing energy other than electricity generation from biogas (e.g. thermal)	site	2 8% of total	0	0
		Volume of leachate (non-recirculated) collected and treated (m^3)	m^3	260,621	62,385	254,955
		Greenhouse gas emissions	Equiv tonnes CO_2 / Tonnes of waste	0.42	0.72	0.44
		Proportion of methane burned off (flare) and burned to provide energy, with respect to potential emissions	% of total	32.8	N/A	39
		REDUCTION in emissions due to biogas collection	Equiv. tonnes CO_2	610,882	1,012	N/A
URBAN SERVICES		Total vehicle fleet	Unit	4,506	274	4,237
		Vehicles using alternative energy	% of total	1.95	N/A	N/A
		Greenhouse gas emissions	Equiv. tonnes CO_2	50,981	N/A	N/A
CLINICAL	WASTE MANAGEMENT	60 litre containers of sterilised hospital waste	Unit	476,912	N/A	493,058
SORTING PLANTS		Percentage of waste rejected at sorting plants	% of total received	58.2%	71.0%	N/A
		Percentage of waste recovered at sorting plants	% of total received	Packaging 73.3 % Industrial 85.3% Municipal 33.1%	29.0%	N/A
COMPOSTING PLANTS		Percentage of compost produced from waste	% of total waste received	26.4%	N/A	N/A
		Quantity of compost used as agricultural fertilisers[2]	Tonnes	19,556	N/A	N/A

[2] In accordance with the requirements established by current regulation

The system of indicators for Portugal is still under development and some data was not available.

With regard to atmospheric emissions, there has been a reduction in the number of tonnes of greenhouse gases emitted with respect to the volume of waste managed.This is closely linked to higher investment in collecting and harnessing biogas to produce energy.

Also significant is the considerable increase in activity at sorting plants and the notable rise in materials recovered (e.g. more than 73% of packaging), due to the application of automated sorting technologies which optimise the separation process. Cespa has also reinforced its policy of integrating sorting plants and controlled landfills at the same location in order to optimise waste flows and reduce environmental costs associated with handling, temporary storage and transport.

ECOCAT ENVIRONMENTAL INDICATORS

ACTIVITY	ASPECT	INDICATOR	Unit	Ecocat Spain 2003	Ecocat Spain 2002
HAZARDOUS WASTE PROCESSING MANAGEMENT OF CONTAMINATED SOIL	ATMOSPHERIC EMISSIONS	Greenhouse gas emissions	Equiv. tonnes CO_2 / Tonnes of waste incinerated	1.09	0.93
		Nox emissions	Tonnes / Tonnes of waste incinerated $\times 10^3$	0.325	0.331
	WASTE MANAGEMENT	Hazardous waste treated using various processes (excluding re-use in cement works)	Tonnes[3]	303,140	231,374
		Hazardous waste incinerated (1 plant) (Total managed: 61,012)	Tonnes	40,913	35,000
		Hazardous waste used as substitute fuel in cement works	Tonnes[4]	4,489	2,165
		Fuel recovered (from hazardous waste) for co-incineration in cement works and other	Tonnes[5]	3,505	N/A
		Electricity produced from incineration of hazardous waste	GJ	82,616	76,345
		Total area of soil decontaminated	m^2	18,970	21,817
		Volume of contaminated soil treated on-site (m^3)	m^3	2,400	443
		Tonnes of contaminated soil treated off-site	Tonnes	53,494	21,567
	CONTAMINATED WATER	Quantity of water decontaminated	m^3	1,121	143

[3] E.g. from stabilisation, physical and chemical treatments, evapocondensation, evapo-oxidation and other processes
[4] From all hazardous waste treatment centres
[5] In tonnes oil equivalent (toe)

Facility management

The most significant environmental aspect of this activity is the production of waste, most of which is non-hazardous, but some of which is classified as hazardous by current regulation (in general, packaging that has held hazardous substances). A significant environmental aspect of certain activities, such as hospital maintenance, is medical and cytotoxic waste management.

Comprehensive infrastructure maintenance

The principal environmental aspects and minimisation and control measures are:

AREA	ACTIVITY	SIGNIFICANT ASPECTS	ACTIONS TO IMPROVE ENVIRONMENTAL PERFORMANCE
MAINTENANCE	Machinery operation and maintenance	• Emission of combustion gases • Generation of hazardous waste (used oils, batteries, etc.)	• Modernise machinery pool • Outsource basic maintenance activities
	Fuel storage	• Generation of hazardous waste (containers, solvents, workshop rags, contaminated soil, etc.)	• Adapt or eliminate fuel stores
	Use of plant health products	• Impact on natural environment (vegetation, soil)	• Improve handling and storage of plant health products • Replace products with less hazardous ones
	Road maintenance	• Collection of waste produced in road cleaning (inert, non-hazardous and hazardous waste)	• New procedures to collect (and, where necessary, sort) waste resulting from road cleaning
APPLICATION	Machinery operation and maintenance	• Emission of combustion gases • Production of used oils	• Modernise machinery pool • Outsource basic maintenance activities
	Signage	• Production of hazardous waste (containers holding paint, solvents, etc.)	• Improve paint handling and storage practices to reduce the volume of containers

Amey: Facility management and infrastructure maintenance in the UK

Amey has a strong track record in environmental management. In 2003, four divisions' environmental management systems were certified to be ISO 14001-compliant.

Amey's increased environmental commitment is illustrated in the latest Business in the Environment (BiE) ranking; the company has risen from number 123 on the Index of Corporate Environmental Engagement in 2002 to number 51 (number four in the services sector, out of a total of 17 companies). The BiE adheres to environmental performance criteria, and 85% of the 207 companies that make up the Index are in the FTSE 100. Since 2001, Amey has formed part of the FTSE4Good index, one of the world's main social responsibility benchmarks.

WASTE PRODUCTION (TONNE)

Category	2003	2002
Inert	23,479	22,847
Non-hazardous	21,404	9,458
Hazardous	333	441
TOTAL	**45,216**	**32,736**

WASTE RECYCLING (TONNE)

Category	2003	2002
Metals	777	143
Other categories	105,518	33,894
TOTAL	**106,295**	**34,037**

Note: 2002 data relates to eight months' activity.The term "non-hazardous" refers to non-inert waste which, when deposited in a landfill, may undergo physical, chemical or biological transformations.

CO2 EMISSIONS EXPRESSED AS TONNES CO2 EQUIVALENT

Source of emissions	2003	2002	2001
Transport (fossil fuel)	26,171	23,475	23,024
Energy (machinery pool)	1,419	1,809	
Energy (headquarters)	1,383	1,286	1,213
TOTAL	**28,998**	**26,739**	**24,237**

WATER CONSUMPTION

Consumption (m^3)	2003	2002
Central govt. roads	11,544	8,322
Local govt. roads	6,281	4,276
Railway	7,560	20,062
Sutton Courtenay	10,757	7,292
Headquarters	3,827	4,766
TOTAL	**39,969**	**44,719**

COMMUNICATION WITH STAKEHOLDERS

Ferrovial performs a systematic analysis of all external communication relating to the environment, regardless of the channel of communication (web site and e-mail, administrative notification, appearance in the press, etc.). In particular, 22 penalty proceedings were received for alleged violation of environmental legislation, i.e. 10% more than in 2002. However, despite this increase, the ratio of production centres that were the object of penalty proceedings has remained practically constant: 3.32% compared to 3.26% in 2002.

TYPES OF COMMUNICATION THROUGH THE WEB SITE



Employment applications (CV & other) 76%
Request for Information 21%
Complaints 0%
Other 3%

TYPES OF EXTERNAL COMMUNICATION



Appearance in local press 5%
Appearance in national press 5%
Administrative notification 18%
Request for Information 11%
Other 9%
Penalty proceedings 42%
Official circular 5%
Verbal communication 5%

ENVIRONMENTAL FINES

(euros)



'03
25,694
'02
9,000
6,085
'01
12,000
80
'00
15,600
9,090
Data published in 2002

2003 data and adjustments corresponding to the resolution in 2003 of proceedings commenced in previous years

All proceedings are subject to exhaustive monitoring and analysis, which enables preventive measures to be taken.

ENVIRONMENTAL MANAGEMENT IN OFFICES

In 2003, there were developments in the Environmental Management Plan in offices initiated in 2002.The plan's objective is to improve environmental compliance at Ferrovial's permanent locations.

WASTE MANAGEMENT AND RESOURCE CONSUMPTION AT THE CONSTRUCTION SUBSIDIARY'S CENTRAL OFFICES

WASTE	CONSUMPTION		RECYCLING		RATIOS PER EMPLOYEE			
					CONSUMPTION		RECYCLING	
	2002	2003	2002	2003	2002	2003	2002	2003
Toner & other cartridges (unit)	1,355	562	427	506	2.86	1.19	0.90	1.07
Watch batteries (g)	225	573	320	150	0.54	1.21	0.67	0.32
Alkaline batteries (kg)	33.41	30.72	32.6	30	0.07	0.06	0.07	0.06
Paper (kg)	33,272	21,270	15,410	19,220	70.34	44.97	32.58	41

OTHER WASTE		GENERATION		KG/EMPLOYEE	
		2002	2003	2002	2003
Municipal waste (kg)	Containers	72,000	5,500.00	152.22	11.63
	Other waste		32,500		68.71
Medical (litres)		38.5	84	0.08	0.18

RESOURCE CONSUMPTION	ANNUAL CONSUMPTION		CONSUMPTION PER EMPLOYEE	
	2002	2003	2002	2003
Water (m³/year)	4,928	4,532.90	10.42	9.58
Electricity (kWh/year)	2,180,800	1,978,800	4,610.57	4,183.51
(GJ)	7,850.88	7,123.68	16.6	15.06

WASTE MANAGEMENT AND RESOURCE CONSUMPTION AT FERROVIAL'S HEADQUARTERS BUILDING IN 2003

WASTE	CONSUMPTION	RECYCLING	RATIOS PER EMPLOYEE	
			CONSUMPTION	RECYCLING
Toner & other cartridges (unit)	794	334	2.84	1.19
Alkaline batteries (kg)		30		0.11
Paper (kg)	21,490.40	12,600	76.75	45

OTHER WASTE	GENERATION	KG/EMPLOYEE
MSW (kg)	40,920	146.12

RESOURCE CONSUMPTION	ANNUAL CONSUMPTION (2003)	CONSUMPTION PER EMPLOYEE (2003)
Water (m³/year)	3,093	11.05
Electricity (kWh/year)	1,356,000	4,842.86
(GJ)	4,881.60	17.43

R&D - PRINCIPAL PROJECTS

- **Water treatment.** In 2003, the R&D department at Cadagua (Ferrovial's water treatment subsidiary) developed the second phase of the BIOSEC project (gasification technology for thermally-dried sludge from waste water treatment plants) and other major projects including the application of submerged membrane bioreactors (SMB) as a unified treatment for urban waste water and the full-scale implementation and verification for the control of the biological process at waste water treatment plants.

- **Waste management.** The R&D department has made solid progress in recent years in the area of urban services and waste management, contributing decisively to maintaining the Company's level of know-how. Several projects were initiated in 2003 through alliances with research centres, most notably the 3-year CLONIC project (closing the nitrogen cycle via the biological treatment of leachates from controlled deposits to remove nitrogen via nitrite and subsequent thermal treatment). The importance of this project, which is performed in collaboration with Girona University, is evidenced by the receipt of a grant from the European Union Life-Environment programme.

- **Ecological restoration.** In 2003, Ferrovial's Construction division continued to work closely with the Environmental Sciences Centre of Spain's Higher Council for Scientific Research (CSIC) as part of a broader project (TALMED), which is financed by Spain's National R&D Programme. The main objective of this collaboration is to develop techniques and methods to restore natural vegetation around road infrastructure.

VOLUME OF INVESTMENT IN R&D PROJECTS DIRECTLY RELATED TO THE ENVIRONMENT



Thousands of euros
Waste management & urban services
Ecological restoration
Water treatment
Total
1400
1200
1000
800
600
400
200
0
3,516
3,498
3,987
'01
'02
'03

Includes water treatment, waste management and ecological restoration. Urban services and waste management also includes quality and safety projects related to the environment (investment amounts include subsidies).

EMPLOYEES

Ferrovial's strategy is to create value in all areas of activity for all its stakeholders. In the field of human resources, this intention is expressed as a double objective: to guarantee sustained growth of the organisation and to develop employees' potential in order to make Ferrovial increasingly competitive.

The team

Ferrovial's workforce increased to an average of 34,348 in 2003, i.e. 20.7% more than in 2002. At 2003 year-end, the number of employees totalled 48,969 (34,501 in Spain and 14,468 outside Spain). The recent acquisition of Amey and Cespa has contributed to strong growth in the Services division in terms of both revenues and personnel; accordingly, the Services area currently has the largest workforce.

Ferrovial's increasing international presence impacts human resources: in 2003, 32% of the average workforce was located outside Spain, mainly in Poland (4,852 employees) and the UK (3,332 employees).

AVERAGE WORKFORCE BY REGION


North America
1.8%
Europe
25.7%
Latin America and Africa
4.2%
Spain
68.3%

AVERAGE WORKFORCE OUTSIDE SPAIN


1 2 3 4 5 6 7 8 9 10 11 12 13 14
1. Andorra
2. Bolivia
3. Canada
4. Chile
5. Colombia
6. Ireland
7. Italy
8. Poland
9. Portugal
10. Puerto Rico
11. Dominican Republic
12. UK
13. Tunisia
14. Uruguay

AVERAGE WORKFORCE BY BUSINESS AREA


Corporation
0.5%
Infrastructure
8.7%
Real Estate
2.5%
Construction
37.7%
Services
50.6%

AVERAGE WORKFORCE BY CATEGORY


Management
0.9%
Graduates
12.5%
Operators & technicians
75.2%
Administration
11.4%

Note: The average workforce in newly-acquired companies includes only the period since the acquisition date.

Approximately 68% of the total workforce is male and 32% is female. The average age of the workforce as a whole is 39.9 years, and 43.7 years for management. The average length of service is 6.8 years (12 years in the case of management).

AVERAGE WORKFORCE IN 2003	34,348
AVERAGE AGE OF WORKFORCE	39.9
AVERAGE LENGTH OF SERVICE	6.8
% MEN/WOMEN	68/32
% OF FULL-TIME WORKFORCE	84
PRODUCTIVITY PER EMPLOYEE	175.4 million euros
ATTRITION	8.9%

Remuneration policy

In 2003, personnel expenses amounted to 1,083.769 million euros, of which 84.3% (913.994 million euros) related to wages and salaries and the other 15.6% (169.774 million euros) to employee welfare expenses.

Ferrovial's remuneration system is based on the right combination of fixed and variable remuneration (43.4% of employees receive variable remuneration). These remuneration policies are complemented with other plans, including systems referenced to the share price, stock option plans and personalised flexible remuneration programmes.

Labour relations

Ferrovial respects all employees' right to trade union freedom in accordance with the legislation in force in each country, and collective labour agreements apply to almost all employees (97.1% of the current workforce).

All of Ferrovial's activities and any organisational and structural changes are communicated to the entire workforce via the intranet (Ferronet) and the in-house magazine.

In the field of labour, Ferrovial upholds freedom of association and the effective recognition of the right to collective bargaining, the elimination of all forms of forced and compulsory labour, the effective abolition of child labour, and the elimination of discrimination in respect of employment and occupation.

Ferrovial is currently implementing an internal Code of Conduct, which defines employees' economic, environmental, social and labour commitments.

New employees

Ferrovial's corporate priority is to constantly hire young people with a high degree of commitment, initiative and responsibility, and a strong aptitude for team work.

The Company is involved mainly in two areas: course sponsorships, and scholarship and work experience programmes. Ferrovial attends the main employment forums and has an active presence at universities. It also has collaboration agreements with 33 universities in Spain, France and Italy, six business schools in Spain and other countries, four foundations and 12 high schools.

Throughout the year, and particularly in the summer, Ferrovial offers final-year students the possibility of complementing their academic training via internships, in which they perform similar tasks to those they will carry out in their professional career. Interns are assigned to carefully selected sites in order to improve their professional skills with a view to including them in future selection processes once they graduate.

In 2003, 791 scholarships were granted, i.e. 16% more than in 2002.

SCHOLARSHIPS


791
680
460
400
'00
'01
'02
'03

Employee training and development

Ferrovial considers employee training and development to be a key element of the Company's strategy, and it has ongoing training programmes to improve the technical knowledge and skills required for each post. The Company does not only implement traditional classroom methods, but videoconferencing is used frequently, and new techniques such as an e-learning platform (FerroAula) in the corporate intranet have been introduced.

BREAKDOWN OF TRAINING


Technical knowledge 37%
Quality, safety and environment 11.5%
New technology 13.5%
Languages 17%
Skills & management 21%

NUMBER OF TRAINEES IN SPAIN


16,253
12,687
7,242
6,700
'00
'01
'02
'03

BREAKDOWN OF TRAINEES BY CATEGORY


Management 2.1%
Operators 52%
Graduates 24.5%
Administration 21.4%



In 2003, 252,694 training hours were given in Spain alone (37% more than in 2002), with a total direct investment of 3.483 million euros, i.e. 20% more than in 2002. In total, 363,726 training hours were given, with an investment of 4.364 million euros and 24,406 trainees.

	SPAIN	OTHER COUNTRIES	TOTAL
HOURS	252,694	111,032	363,726
INVESTMENT (thousand euros)	3,483	881	4,364
TRAINEES	16,253	8,153	24,206

Note: Data relating to the companies acquired in 2003 (Amey and Cespa) have been prorated.

Ferrovial believes that the diversity of its workforce is a competitive advantage; accordingly, it guarantees zero discrimination among employees, regardless of ethnic origin, religion, political opinions, gender, disability, age, etc.

Decisions regarding promotion are based on objective factors such as education, skills and achievements. This equal opportunities policy ensures that ability and merit are rewarded, regardless of any other factor.

In order to facilitate and enhance Ferrovial employees' professional careers, there is an employment office on the intranet through which any employee can apply for any vacancy in any area of the Company.

Health and safety

Ferrovial's health and safety management systems conform to Spanish and European legal requirements, as vouched for by the audits carried out, and in some aspects they exceed European requirements.

The principal actions in this area include updating the safety systems in workplaces in the various business areas by making visits to workplaces to assess the implementation of these systems, drafting technical reports, implementing emergency measures, evaluating risks and planning preventive action, which includes:

- Updating occupational safety management systems in over 250 workplaces in the Infrastructure, Real Estate and Corporation divisions;
- Making more than 600 visits to workplaces in the Services division to assess the implementation of the Management System, and drafting technical reports;
- Carrying out 4,224 monitoring and control visits and 515 other visits to resolve health and safety problems arising in the execution of construction work;
- Drafting 428 health and safety plans, as well as 30 studies to execute construction projects; 66 risk assessments were performed in fixed sites and 56 specific emergency plans were drawn up relating to Ferrovial's various activities.

Occupational safety training was particularly intense:

- In the Construction division, 2,916 employees and 2,305 managers and operators employed by subcontractors received training. All of middle management took a 50-hour Basic Course in Occupational Safety, which qualifies them to act as basic level safety specialists;
- In the Services division, more than 2,000 workers received training (over 5,000 training hours). In all workplaces with more than ten employees, a designated worker takes a basic course in occupational safety, enabling him/her to act as a basic level safety specialist;

- In the Infrastructure division, in addition to other actions, a Safety Handbook for Crane Operators was designed. In this division, over 4,000 hours of training in this matter were given to more than 500 workers;

- In the Real Estate area, all members of management received a 30-hour basic occupational safety course.

ACCIDENT RATES

	FERROVIAL CONSTRUCTION DIVISION 2002	CONSTRUCTION SECTOR	FERROVIAL CONSTRUCTION DIVISION 2003	CONSTRUCTION SECTOR	FERROVIAL* 2003
INCIDENCE INDEX	101.4	183.1	102.2	173.1	92.1
SEVERITY INDEX	1.3	2.3	1.3	2.2	1.25
FREQUENCY INDEX	87.9	102.7	59.8	97.4	58

(*) Combines the Construction division and the Company's other activities (Infrastructure, Real Estate and Services).

FREQUENCY INDEX (FI): this represents the number of accidents involving days away from work which occurred during the working day for every million hours worked. It is calculated based on the formula: FI = total number of accidents involving days away from work which occurred during the working day x 10^6 / number of hours worked.

INCIDENCE INDEX (II): this represents the number of accidents which occurred during the working day for every thousand workers exposed. It is calculated based on the formula: II = total number of accidents involving days away from work which occurred during the working day x 10^3 / average number of workers.

SEVERITY INDEX (SI): this represents the number of working days lost as a result of accidents for every 1,000 hours worked. SI = total number of working days lost per year x 10^3 / number of hours worked.

Note: Drafted on the basis of Recommendation 16 of the ILO International Conference of Labour Statisticians
The method of registering and notifying occupational accidents and illness is in line with ILO and EUROSTAT criteria

Agreement with the Spanish National Institute of Occupational Safety and Health

In 2002, Ferrovial signed a collaboration agreement with the Spanish National Institute of Occupational Safety and Health to design and implement an innovative occupational safety system with the aim of improving safety conditions at construction sites.

To date, the most significant measures have been as follows:

- drafting occupational safety handbooks for project workers;

- training specialist personnel, using innovative methodology based on active trainee participation;

- developing a practical pilot project involving suppliers and subcontractors in Ferrovial's safety management system.

During 2004, a Commission will assess the degree of compliance with the objectives established in the pilot project.

Internal communication and employee satisfaction

Ferrovial has two internal communication tools: a corporate intranet (Ferronet) and an in-house magazine (Inforvial).

Since 1997, all employees equipped with computers have had access to Ferronet, both in Spain and in the other countries in which Ferrovial is present. At present, 4,700 employees have access to Ferrovial's intranet.

The in-house magazine (Inforvial) has been published on a quarterly basis for the last ten years; 8,000 copies are distributed in four countries (Spain, Portugal, Poland and the UK).

An Employee Satisfaction Study involving all of Ferrovial's workers was conducted in the first quarter of 2003 to measure employees' perception of the Company's personnel management and detect any weaknesses and needs. The Company's intranet contains the conclusions and action plans, which include: designing and implementing an internal corporate information and communication policy; reinforcing business actions intended to improve customer-oriented quality; revising systems and procedures that do not meet the required levels of effectiveness; reviewing the effectiveness and consistency of the Company's remuneration systems with a view to improving the relationship between remuneration and individual performance; revising current fringe benefits; and improving personnel management practices and style.

CUSTOMERS

Customers are at the centre of each business, product and service which Ferrovial has developed over more than five decades. This principle is reflected in the search for excellence and quality in projects, personalised customer care, and the focus on innovation and cutting-edge technology that creates value and brings competitive advantages.

QUALITY

Quality is one of the fundamental pillars of Ferrovial's activity, and it is essential to ensure the results of its products and services.

Accordingly, every business area has a Quality Management System that is standardised and certified in accordance with the ISO 9001:2000 standard by the principal certification bodies, such as AENOR (The Spanish Standards and Certification Association), SGS and BVQI (Bureau Veritas Quality International).

Obtaining these certifications entails having good work practices and a continuous commitment to improve. Nearly all Ferrovial's activities are certified with quality management systems. In addition, all systems are internally audited by teams of qualified auditors who are independent of the business area in question.

The priority projects that commenced in 2003 were:

- Develop a system of indicators to assess the efficiency of production and management processes and the attainment of quality targets of each business area. The final objective is to control compliance with the established quality requirements and the needs of stakeholders in this area. The periodical reporting feature of this system will become fully operational in 2004.

- Implement an interdisciplinary project intended to develop an innovative method to measure the quality of homes built and delivered. The project, whose first phase was completed at the end of 2003, involves the Real Estate division (customer service, quality and project management) and the Construction area (quality and production).

  The method is based on an algorithm that provides quantitative information on the degree of completion of the building (homes and common areas) before it is handed over to the developer. The valuation criteria for rating each variable in the calculation are established in accordance with current regulations, customer requirements and good practice commitments made by the business areas.

  The system will start to generate information in 2004, making it possible to detect and analyse any deviation from the established quality requirements, identify the processes that give rise to shortcomings in finishings, and ascertain areas of improvement in order to take preventive measures.

- Move towards ISO 9001:2000 quality systems, which are more efficient and better suited to production and management processes.

CUSTOMER SERVICE

Ferrovial's Real Estate division has a customer care and after-sales service.

CUSTOMER CARE AND AFTER-SALES SERVICE IN 2003

TOTAL CONSULTATIONS	12,544
RESOLVED ON FIRST CONTACT	10,076
REFERRED TO OTHER DEPARTMENTS	2,468
% RESOLVED ON FIRST CONTACT	80
% RESOLVED IN LESS THAN 7 DAYS	17
% RESOLVED IN MORE THAN 7 DAYS	3
TOTAL PROBLEMS REPORTED	57,117
TOTAL PROBLEMS RESOLVED	45,268
% PROBLEMS RESOLVED	79

The Customer Services technology is also applied to the 407 Express Toll Route in Canada, which Ferrovial has managed since 1999. The 407 ETR—the world's first all-electronic toll road (users do not have to stop to pay the toll)—has a Call Centre with 2,000 telephone lines to handle users' enquiries, toll payments (bills are sent to the users' homes), tag purchases, etc.

In 2003, 407 ETR made a substantial investment in IT systems, thus making the response more effective:

407 ETR CALL CENTRE

	2003	2002
CALLS LOGGED	1,369,673	1,244,852
% ANSWERED IN THE FIRST 20 SECONDS	88	44
WAITING TIME (AVERAGE)	12 seconds	3.3 minutes

SHAREHOLDERS AND THE FINANCIAL COMMUNITY

Ferrovial has had a Department for Investor and Shareholder Relations since it was floated on the stock exchange in May 1999.

The Shareholder Relations unit's objective is to provide smooth, transparent communications with individual shareholders and as well as access to information about the Company and its strategy. For this purpose, we have a "Shareholder Hotline" at 902 25 30 50 and the accionistas@ferrovial.es mailbox. In 2003, we received 167 e-mails and 397 telephone calls from shareholders requesting initial or expanded information or details of specific transactions. A total of 1,999 copies of the annual report were sent to investors and analysts in Spain and other countries.

Relations with the financial community (institutional investors and analysts) are also based on a commitment of transparency and a rapid, quality response, in addition to a strongly pro-active attitude to developing and maintaining relations with investors of all types.

2003

227 meetings in 12 countries on three continents
Nine presentations: four on earnings, three on the acquisition of Amey, one on Sydney Airport and one on the 407 Express Toll Route (the latter at the Toronto headquarters).
Six seminars: two sectorial (construction and building materials), two on the basis of capitalisation (small and mid caps) and two on socially responsible investment.

2002

250 meetings in 15 countries on two continents
Six presentations: four on earnings and two on construction and infrastructure
Four seminars: two sectorial and two on the basis of capitalisation
Of the 227 meetings, 183 were with investors and 34 with analysts. A total of 14 roadshows were organised, three in Spain (Madrid, Catalunya and the Basque Country), involving 72 meetings in total, and 11 in other countries, involving a total of 111 meetings (the US, the UK, Finland, Sweden, Denmark, Germany, Italy, France, Ireland and Canada).

Additionally, Budimex (the listed Polish construction subsidiary) held over 20 meetings with foreign investors, principally in the United Kingdom, the US, Germany and Poland.





In 2003, a total of 33 research houses covered Ferrovial, two more than in 2002. Seven (three foreign) commenced coverage of Ferrovial during the year and five (four foreign) ceased coverage. A total of 117 reports and notes on Ferrovial were released in 2003, compared with 57 in 2002.

Ferrovial regularly sends information of interest to the analysts and investors who have asked to be included in its mailing list. In 2003, 83 communiqués were sent to 566 analysts and investors in this way.

For the last two years, Ferrovial has maintained a pro-active approach to relations with investors and analysts under criteria of socially responsible investment. In 2003, it was the only Spanish company to participate in the CIC Securities seminar in Paris on Socially Responsible Investment. Ferrovial also attended the 2nd Annual European Socially Responsible Investing Congress, organised in Stockholm by IMN (Information Management Network) and it is scheduled to attend the Marcus Evans seminar on quality and transparency of communication between companies and investors in March 2004. Four meetings and two conference calls were held on this subject and eight questionnaires were completed.

Part of Ferrovial's web site is devoted to relations with shareholders and investors. It contains past share and financial performance data, quarterly presentations and results, and an archive of research reports by the analysts who cover the Company. In 2003, the Investor Relations section of the web site received 46,249 visits and handled over 80,000 downloads.

THE COMMUNITY

COMMUNITY DEVELOPMENT

Since 2001, Ferrovial has had a Strategic Community Action Plan which sets out its community policies, objectives and programmes in order to improve the alignment of its activities in this area with its strategic priorities, rationalise and optimise management, and define its medium-term commitments.

The plan is based on the analysis of our activities and the main components of our environment and is focused primarily on community projects that are:

- developed in Ferrovial's surrounding area and related to its activities;
- considered as an investment, with a focus on obtaining results in the medium term;
- aimed at stimulating social development and not welfare actions.

Ferrovial's Community Action Plan is divided into six main programmes:

- Employment - Support training and jobs for the disadvantaged and disabled;
- Public administrations - Prioritise support to community projects;
- Services - Refurbish and equip small installations for community projects;
- Accessibility - Include accessibility requirements in building design and project execution;
- Employees - Facilitate community actions by employees;
- Business - Stimulate community actions by business.

"5 DECADES, 5 PROJECTS"

On 18 December 2002, Ferrovial celebrated its 50th anniversary and, to celebrate this milestone, the Company decided to contribute 500,000 euros to community projects under the slogan "5 decades, 5 projects", of which 100,000 euros went towards initiatives proposed by employees.

The selected initiatives were:

	TYPE OF RESOURCES				BENEFICIARIES											AREAS							
PROJECTS & ACTIVITIES	Related to products/services	Collaboration with employees	Labour integration	Funding/sponsorship/donations	Children and families	Youth	Patients	Disabled persons	Unemployed persons	Immigrants/refugees	The homeless	Drug addicts	Women in difficulties	The elderly	Third World	General	Social welfare	Health	Education/training	Social and labour insertion	General social actions	*Investment in 2003 (euros)*	Beneficiaries
Provide drinking water in Bolivia, in conjunction with Unicef	×		×	×	×	×							×		×	×	×		×		×	50,000	1,800
Fundación Reina Sofía				×			×	×		×						×	×	×	×		×	100,000	Alzheimer sufferers
Children's Villages SOS – Reconstruction of a village in Sant Feliu de Codines (Barcelona)	×			×	×	×										×	×		×		×	200,000	Children & youths in the village
Asociación Semilla			×	×	×	×				×	×					×	×		×	×	×	30,000	Young members of the Madrid Association
Fundación También			×	×		×		×								×			×		×	18,000	Sportsmen and sportswomen in the Foundation
INITIATIVES SUGGESTED BY FERROVIAL EMPLOYEES																							
IInfrastructure in the Dominican Republic, in conjunction with Intermón Oxfam	×	×	×	×	×	×									×	×	×		×	×	×	40,000	1,000 producers & 5,000 indirect beneficiaries (3,500 children)
Health care and infrastructure in Lima, Peru, in collaboration with CESAL	×	×	×	×	×	×	×	×							×	×	×	×	×	×	×	10,000	57 children (aged 0-6) & their families, plus 30 women
The Water for Irrigation project in Argentina, in collaboration with OCLADE	×	×	×	×	×	×									×	×	×		×	×	×	15,000	48 indigenous families
Health education and training for teenage prostitutes in Brazil, in collaboration with NGO La Casa del Agua de Coco		×	×	×	×	×	×		×	×	×				×	×	×	×	×	×	×	10,000	50 adolescents (aged 13-18)
Construction and equipment of Apanefa centre	×	×		×	×	×	×	×								×	×	×	×		×	25,000	Members of the Association

The projects—both external and employee suggestions—were analysed by the Sustainability Committee according to the criteria established in the Community Development Plan. The "5 decades, 5 projects" initiative generated significant internal feedback: 33 proposals were received for projects all over the world, totalling almost 6 million euros.

The initiatives chosen are currently being developed and each of the organisations involved has made a commitment to provide information on the development and progress of each project.

EMPLOYMENT PROGRAMME

Since 2002, Ferrovial has belonged to the Board of Trustees of Fundación Integra in order to support the insertion into the labour market of persons at risk of social exclusion, especially drug addicts, prisoners, battered women and minors with difficulties.

In 2003, Ferrovial interviewed 37 candidates and hired four. In 2002, Ferrovial interviewed 13 and hired five of them to work in Services and Infrastructure (on-street car parks).

In April, Ferrovial signed a collaboration agreement with Fundación ONCE through which it undertook to hire disabled persons in the next three years via the INSERTA programme. To date, three persons have been hired. Ferrovial also works with Fundación ADECCO under a similar agreement.

SERVICES PROGRAMME

Ferrovial has a framework agreement with Children's Villages SOS until 2006, involving the following activities:

- provision of premises for a new day centre in Sant Adrià de Besós (Barcelona). This centre provides a suitable base for the integration of these young people into the labour market;
- other actions: support for refurbishment and improvement of other homes; studies on land acquisitions, designs and construction of future homes; funding of educational activities, etc.

In Poland, Budimex made a financial contribution to the construction of the Nowa Huta hospital in Cracow, the organisation of benefit concerts for disabled persons organisations, and the purchase of equipment for orphanages. The Company also moved its headquarters, donating office furniture and equipment to the Red Cross.

ACCESSIBILITY PROGRAMME

Ferrovial sponsored "Integrated Communities. A society for all ages. The 2004 design competition for students", organised by the International Council for Caring Communities (ICCC), for the second year.

The competition is backed by the United Nations Programme on Human Settlements (UN-HABITAT) as an instrument to stimulate and illustrate innovative architectural concepts and designs.

BUSINESS SECTOR PROGRAMME

In 2002, Ferrovial joined the Board of Trustees of Fundación Empresa y Sociedad and, as a member of this institution, it is committed to improving its community action strategy and practices, providing appropriate information in this regard, and supporting the institutional activities of the foundation to promote community actions by companies in Spain.

BUSINESS AND PARLIAMENT PROGRAMME

In 2001, Ferrovial joined the Business and Parliament Programme (Programa Empresas Parlamentarios) set up by the Círculo de Empresarios and conceived as a channel for two-way training and information between business and Parliament.

In the last three years Ferrovial has held 11 encounters (nine in 2003) with members of regional parliaments of La Rioja, the Balearic Islands, Castilla y León, Extremadura, Aragón, Ceuta and Andalucía.

SUPPORT FOR CULTURE AND SPORT

Ferrovial has financed the conservation of Spain's historical heritage and the promotion of artistic creativity to the amount of 1% of the total budget of infrastructure concession works, in accordance with the National Historical Heritage Sponsorship Law 16/1985, dated 25 June.

Some of the main actions undertaken in supporting culture, sport and community activities, amounting to more than 2 million euros, are as follows:

CULTURE

Fundación Museo Guggenheim

Fundación Museo Picasso in Málaga

Fundación Orfeó Catalá – Palau de la Música

Fundación Teatro Real

Friends of the Prado Museum Foundation web site

Membership of the Royal Association of Friends of the Museo Nacional Centro de Arte Reina Sofía

Transfer of works of art to the Spanish National Institute for the Performing Arts

Fundación Atapuerca

Agreement with the Málaga municipal government to sponsor social, sports and cultural activities

Sponsorship of the Huelva City Latin American Film Festival

Sponsorship of the A Coruña Symphony Orchestra

SPORT

Sponsorship of the Madrid 2012 Olympic bid.

Cycle Race of Spain

Cycle Race of Burgos

Sponsorship of the AENA Madrid-Barajas Airport Golf Tournament

Huelva basketball club

Huelva volleyball club

The Polish Disabled Sailing Championship

The Optimist Sailing Championship in Warsaw

Tennis championship in Poznan (Poland)

Podbeskidzie Sports Association (Poland)

Sports day for children in Warsaw's Srodmiescie district (Poland)

ASSOCIATIONS

Ferrovial is a member of the following associations:

CEOE
Círculo de Empresarios
Instituto de Empresa Familiar
APD
ADC DIRCOM
Asociación Española de Dirección de Personal
AECA
AENOR
Club de Gestión de la Calidad
SEOPAN
CNC
ASETA
ASPRIMA
AGECOVI
ACI Europe (Airports Council International)
Asociación Española de la Carretera
Sociedad Española de Presas y Embalses
International Association for Bridge and Structural Engineering (IABSE)
Asociación Técnica de Puertos y Costas
Asociación Nacional de la Vivienda (Anavif)
Asociación Española de Abastecimiento de Agua y Saneamiento
Asociación Nacional de Empresas Forestales
Asociación Española de Empresas de Mantenimiento de Edificios, Infraestructuras e Industrias
Sociedad Española de Facility Management
International Sanitary Supply Association, INC
Asociación Española de Mantenimiento

GRI INDICATORS

PAGES AND COMMENTS

GENERAL INFORMATION

1. VISION AND STRATEGY

1.1	176-178
1.2	2-3

2. PROFILE

2.1	Throughout Annual Report and 154-173
2.2	8-11, 12-37
2.3	4-5, 154-173
2.4.	12-37 and Note: see Notes to Financial Statements
2.5	8-11, 12-37 and inside cover
2.6	154-173
2.7	12-37
2.8	Inside cover
2.9	178-185, 186-189
2.10	Inside back cover
2.11	Note: The entire Annual Report refers to 2003
2.12	176-178
2.13	176-178, 8-11
2.14	8-11, 30-37
2.15	Note: see Notes to Financial Statements
2.16	8-11 and Note: see Notes to Financial Statements
2.17	Note: not applicable
2.18	Note: see Notes to Financial Statements
2.19	Note: not applicable since it does not exist
2.20	154-173 and Audit Committee (see Notes to Financial Statements)
2.21	Note: validated by auditors (Notes to Financial Statements)
2.22	Address list - inside back cover

3. GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS

3.1	154-173, 4-5
3.2	154-173
3.3	3.3 38-41, 154-173 (referring to risks)
3.4	154-173
3.5	154-173
3.6	154-173
3.7	176-178, 8-11, 178-185
3.8	191
3.9	176-178, 178-185
3.10	176-178, 178-185
3.11	176-178, 178-185
3.12	176-178, 178-185
3.13	154-173, 176-178, 178-185
3.14	178-185, 192-194
3.15	192-194
3.16	176-178, 154-173, 186-189
3.17	154-173, 178-185, 186-189
3.18	Note: not applicable since they do not exist
3.19	154-173, 178-185, 186-189
3.20	178-185, 186-189

PERFORMANCE INDICATORS

ECONOMIC PERFORMANCE INDICATORS

EC-1	Inside cover, 8-11 and Note: Notes to Financial Statements
EC-2	8-11 and Note: Notes to Financial Statements
EC-3	Note: see Notes to Financial Statements
EC-4	Note: Ferrovial maintains a payment policy under the negotiated conditions
EC-5	186-189 (salary per country not available; personnel per region available) and Note: Notes to Financial Statements
EC-6	Note: see Notes to Financial Statements and Management Report regarding dividend distribution and financial expenses
EC-7	Note: see Notes to Financial Statements
EC-8	Note: see Notes to Financial Statements. Does not contain a breakdown of taxes per country, but it does contain the tax conditions of each country
EC-9	Note: Subsidies are not received, with the exception of certain R&D projects (pp. 178-185)
EC-10	192-194
EC-12	192-194
EC-13	192-194

ENVIRONMENTAL PERFORMANCE INDICATORS

EN-1	Note: total consumption is not available due to scale and diversity of activities
EN-2	178-185
EN-3	178-185. Note: energy consumption control mainly in offices. In industrial plants, energy is supplied by the customer
EN-4	Note: not applicable since the data relate to energy consumed by energy producers
EN-5	178-185. Note: consumption control in central offices. In industrial plants, the customer is responsible for production and supply
EN-6	Not applicable since there is no owned, leased or managed land on these sites
EN-7	178-185. Principal impacts on plant cover, water and soil (mainly in construction)
EN-8	178-185. Note: breakdown of indirect gases and emissions due to electricity consumption in offices is not available
EN-9	Note: not applicable since those substances are not used in our activities
EN-10	178-185
EN-11	178-185
EN-12	178-185. The valuation is performed in accordance with a system of indicators
EN-13	178-185
EN-14	178-185
EN-15	Note: not applicable given the characteristics of the products/services (Ferrovial participates in the Spanish Committee of the GBC)
EN-16	178-185
EN-17	178-185
EN-26	178-185
EN-27	178-185. Restoration programmes
EN-31	178-185
EN-33	178-185
EN-35	Note: Notes to Financial Statements: total costs in environmental matters and environmental R&D

SOCIAL PERFORMANCE INDICATORS

Social performance indicators: labour practices

LA-1	186-189
LA-2	186-189 and Note: Notes to Financial Statements
LA-3	186-189
LA-4	186-189
LA-5	186-189
LA-6	186-189
LA-7	186-189
LA-8	Note: not available. No cases have been registered and no policy has been implemented, except where required by law
LA-9	186-189
LA-10	186-189 y 176-178
LA-11	154-173
LA-12	186-189
LA-14	186-189
LA-17	186-189

Social performance indicators: human rights

HR-1	186-189 y 176-178
HR-2	186-189 y 178-185
HR-3	176-178 y 186-189
HR-4	186-189
HR-5	186-189 y 176-178
HR-6	176-178 y 186-189
HR-7	186-189

Social performance indicators: society

SO-1	178-185, 192-194
SO-2	Note: currently unavailable. Internal Code of Conduct is being developed (pp. 186-189)
SO-3	Note: no payments are made to political parties

Social performance indicators: product responsibility

PR-1	190
PR-2	Note: not applicable since the activities relate to services more than products (p. 190)
PR-3	Note: currently unavailable. Internal Code of Conduct is being developed (p. 190)

GRUPO FERROVIAL

Príncipe de Vergara, 135
28002 Madrid

Tel. +34 91 586 25 00
Fax +34 91 586 26 77

FERROVIAL AGROMÁN

Ribera del Loira, 42
Parque Empresarial Puerta de las Naciones
28042 Madrid

Tel. +34 91 300 85 00
Fax +34 91 300 88 96

FERROVIAL INFRAESTRUCTURAS

Plaza Manuel Gómez Moreno, 2
Edificio Alfredo Mahou
28020 Madrid

Tel. +34 91 418 56 00
Fax +34 91 555 12 41

FERROVIAL INMOBILIARIA

López de Hoyos, 35
28002 Madrid

Tel. +34 91 586 99 00
Fax +34 91 586 25 56

FERROVIAL SERVICIOS

Serrano Galvache, 56
Edificio Madroño - Parque Norte
28033 Madrid

Tel. +34 91 338 83 00
Fax +34 91 388 52 38

OFICINA ATENCIÓN AL ACCIONISTA

Príncipe de Vergara, 135
28002 Madrid

Tel. 902 25 30 50
Mail: accionistas@ferrovial.es

For queries about the Annual Report:

EXTERNAL RELATIONS AND COMMUNICATIONS DEPARTMENT

Príncipe de Vergara, 135
28002 Madrid

Mail: comunicacion@ferrovial.es
www.ferrovial.com

MAIN EVENTS IN 2003 AND 2004

14 January 2003.	Ferrovial was ranked the most transparent company in the Ibex-35 index by Financial Dynamics
23 January 2003.	Ferrovial invested 500,000 euros in five social development projects to celebrate its 50th anniversary
3 February 2003.	Ferrovial and INSHT jointly designed and implemented an innovative occupational safety system
21 February 2003.	Ferrovial won the "Salmón" prize for the best share performance in 2002
24 March 2003.	Ferrovial signed the N4/N6 concession, Ireland's first toll road
11 April 2003.	Ferrovial opened its first toll road in Portugal (Scut Algarve)
16 April 2003.	Ferrovial launched a takeover bid for Amey, one of the UK's largest services companies.
23 May 2003.	Ferrovial acquired Belfast City Airport
10 June 2003.	Two construction projects developed by Ferrovial in Spain and the Dominican Republic won the VIII Puente de Alcántara International Award
26 June 2003.	Amey started to maintain and modernise London Underground
21 July 2003.	Ferrovial increased its stake in Sydney Airport
29 August 2003.	Ferrovial reinforced its services strategy with the acquisition of Cespa
4 September 2003.	Ferrovial renewed its presence in the Dow Jones Sustainability Indexes
6 October 2003.	Ferrovial joined Foro de Reputación Corporativa
20 November 2003.	Spanish Economy Minister Rodrigo Rato visited the 407 ETR, Ferrovial's toll road in Canada
25 November 2003.	Ferrovial started up Europe's largest composting plant, in Murcia
15 December 2003.	Ferrovial started to sell its property developments through Carrefour shopping malls
17 December 2003.	Ferrovial obtained a railway contract in Italy amounting to 320 million euros
17 December 2003.	Amey was selected as preferred bidder for a UK Defence Ministry contract worth 500 million pounds
23 December 2003.	Amey obtained the Wakefield street lighting contract in the UK for 120 million pounds
December 2003.	Ferrovial signed a revenue allocation mechanism for three of its four toll roads in Chile, which significantly reduced traffic risk
23 January 2004.	Ferrovial obtained the Ocaña-La Roda toll road contract for 525 million euros

AGENDA

I. INFORMATION

1. Report on the "Grupo Ferrovial, S.A. Board of Directors' Regulation", approved on 25 July 2003

II. PROPOSED RESOLUTIONS

2. Examination and approval of the financial statements—balance sheet, income statement and notes to financial statements—and the management report of the Company for the year ended 31 December 2003.

3. Examination and approval of the financial statements—balance sheet, income statement and notes to financial statements—and the management report of the consolidated group of companies for the year ended 31 December 2003.

4. Proposed distribution of income for the year 2003.

5. Examination and approval of the conduct of business by the Board of Directors in 2003.

6. Amendment of articles 11, 14, 15 and 20 of the Bylaws in matters relating to the Shareholders' Meeting.

7. Proposal and approval, if applicable, of the "Grupo Ferrovial, S.A. Shareholders' Meeting Regulation".

8. Stock option plan for senior management, including members of the Board of Directors with executive duties.

9. Authorisation so that, in conformity with articles 75 and related articles of the Spanish Corporations Law *(Ley de Sociedades Anónimas)*, the Company may acquire own shares directly or via controlled companies, revoking the previous authorisation granted by the Shareholders' Meeting on 21 March 2003, and to allocate part or all of the own shares acquired to the execution of remuneration programmes which are aimed at or involve the delivery of shares or stock options, in accordance with the provisions of article 75.1 of the Spanish Corporations Law.

10. Delegation of powers to the Board of Directors to issue debentures, bonds and other fixed-income securities, whether non-convertible, convertible and/or exchangeable, and warrants on newly-issued or existing shares of the Company. Establishment of criteria to determine the conditions and mode of conversion and/or exchange and/or exercise, and allocation to the Board of Directors of powers to increase capital as necessary and to suppress the preferential subscription rights of shareholders and holders of convertible securities and warrants. Authorisation so that the Company may guarantee obligations of all types arising from the issuance of fixed-income securities and warrants by subsidiaries.

11. Delegation of powers to formalise, register and execute the resolutions adopted by the Shareholders' Meeting and empowerment to formalise the deposit of the financial statements as referred to in article 218 of the Spanish Corporations Law.

Publisher: Grupo Ferrovial
Production: See The Change
Design: Álvaro Reyero Pita
Translation: Versalia Traducción
Photomechanics: Cromotex
Printing: tf Artes Gráficas
D. L.: M-12545-2004

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